As filed with the Securities and Exchange Commission on May 26, 2022
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THIRD COAST BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Texas	6036	46-2135597
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)
2020 Highway 59 North, , Suite 190
Humble, TX, 77338
281-446-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bart O. Caraway
Chairman, President and Chief Executive Officer
Third Coast Bancshares, Inc.
2022 Highway 59 North, Suite 190
Humble, TX 77338
281-446-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Michael G. Keeley, Esq.
Blake H. Redwine, Esq.
Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201
(214) 855-3906

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,”
“non-accelerated
filer,” “smaller reporting company,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller Reporting Company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT COMPLETE THE EXCHANGE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED OR WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

SUBJECT TO COMPLETION,

DATED MAY 26, 2022

PROSPECTUS

Offer to Exchange
$82,250,000 aggregate principal amount of
5.500%
Fixed-to-Floating
Rate Subordinated Notes due 2032
that have been registered under the Securities Act of 1933
for any and all outstanding unregistered
5.500%
Fixed-to-Floating
Rate Subordinated Notes due 2032

The exchange offer will expire at 5:00 p.m., New York City time, on                    , 2022, unless extended.
We are offering to exchange 5.500%
Fixed-to-Floating
Rate Subordinated Notes due 2032 that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), which we refer to in this prospectus as the “New Notes,” for any and all of our outstanding unregistered 5.500%
Fixed-to-Floating
Rate Subordinated Notes due 2032 that we issued in a private placement on March 31, 2022, which we refer to in this prospectus as the “Old Notes.” We are making this offer to exchange the New Notes for the Old Notes to satisfy our obligations under a registration rights agreement that we entered into with the purchasers of the Old Notes in connection with our issuance of the Old Notes to those purchasers.
We will not receive any cash proceeds from the exchange offer. The issuance of the New Notes in exchange for the Old Notes will not result in any increase in our outstanding indebtedness. The Old Notes that are not exchanged for New Notes in the exchange offer will remain outstanding. The exchange offer is not subject to any minimum tender condition, but is subject to certain customary conditions.
Subject to the terms of the exchange offer, following the expiration or termination of the exchange offer, we will exchange the Old Notes that have been validly tendered and not validly withdrawn prior to such expiration or termination for an equal principal amount of New Notes. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that: the New Notes have been registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act and, as a result, will not bear any legend restricting their transfer; the New Notes bear different CUSIP numbers from the Old Notes; the New Notes are generally not subject to transfer restrictions; holders of the New Notes are not entitled to registration rights under the registration rights agreement that we entered into with the initial purchasers of the Old Notes; and because the holders of the New Notes are not entitled to registration rights, holders of the New Notes will not have the right to additional interest under the circumstances described in that registration rights agreement relating to our fulfillment of our registration obligations. The New Notes evidence the same debt as the Old Notes and are governed by the same indenture under which the Old Notes were issued.
There is no existing public market for the Old Notes or the New Notes, and we do not expect any public market to develop in the future for either the Old Notes or the New Notes. The Old Notes are not listed on any national securities exchange or quotation system, and we do not intend to list the New Notes on any national securities exchange or quotation system.
Except as otherwise provided in this prospectus, you may withdraw your tender of Old Notes at any time prior to the expiration of the exchange offer at 5:00 p.m., New York City time, on                     , 2022. We will exchange all of the outstanding Old Notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of New Notes.
Any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities and that receives the New Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. A broker-dealer that acquired the Old Notes because of market-making or other trading activities may use this prospectus, as supplemented or amended from time to time, in connection with resales of the New Notes for a period of 180 days after the completion of the exchange offer. See “Plan of Distribution.”

Investing in our securities involves certain risks. See “
Risk Factors
” beginning on page 10.
Neither the SEC nor any state securities commission or regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosure in this prospectus. Any representation to the contrary is a criminal offense.
We are not asking you for a Proxy and you are requested not to send us a Proxy.
The securities to be exchanged are not savings accounts, deposits or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is                    , 2022.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a Registration Statement on Form
S-4
(the “registration statement”) that we have filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us, the exchange offer and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement.
We are providing this prospectus to holders of Old Notes in connection with our offer to exchange Old Notes for New Notes. We are not making the exchange offer to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities or blue sky laws of such jurisdiction.
You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information” and in the accompanying letter of transmittal filed by us with the SEC. We have not authorized any other person to provide you with any other information with regard to the exchange offer. If anyone provides you with information that is different or inconsistent, you should not rely on it. You should not assume that any information contained in the registration statement of which this prospectus is a part is accurate as of any date other than the date of the applicable document that contains such information. Our business, financial condition, results of operations and prospects may have changed since such date.
The registration statement of which this prospectus is a part, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. The registration statement can be obtained at no cost from the SEC’s website (http://www.sec.gov). Copies of certain information filed by us with the SEC are also available on our website at
https://ir.tcbssb.com
at no cost. Information contained on, or accessible from, the Third Coast Bancshares, Inc. website is expressly not incorporated by reference into this prospectus, and you should not consider it part of this prospectus or any other filings we make with the SEC.
You should not consider any information in this prospectus to be investment, legal, accounting or tax advice. You should consult your own counsel, accountant and other advisors for legal, accounting, tax, business, financial and related advice regarding the exchange offer and ownership of these securities.
Any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities and receives New Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. A broker-dealer that acquired Old Notes because of market-making or other trading activities may use this prospectus, as supplemented or amended from time to time, in connection with resales of the New Notes for a period of 180 days after the completion of the exchange offer. We will make additional copies of this prospectus, and any amendments or supplements hereto, available to any such broker-dealer that so requests in accordance with the instructions in the letter of transmittal. See “Plan of Distribution.”
Unless otherwise indicated or the context otherwise requires, as used in this prospectus, the terms “we,” “us,” “our,” “Third Coast” or the “Company” refer to Third Coast Bancshares, Inc. and its consolidated subsidiaries, and the term “Bank” refers to Third Coast Bank, SSB, a Texas state savings bank and wholly owned subsidiary of the Company.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore we file annual, quarterly and current reports, proxy statements, and other documents with the SEC. Our SEC filings are available to the public at no cost on the SEC’s website at
https://www.sec.gov
. We also maintain a website at
https://ir.tcbssb.com
. The reference to our website is not intended to be an active link and the information on, or that can be accessed through, our website is not, and you must not consider the information to be, a part of this prospectus or any other filings we make with the SEC.
We have filed with the SEC a registration statement on Form
S-4
relating to the New Notes and the exchange offer. This prospectus is a part of the registration statement and, as permitted by SEC rules, does not contain all of the information in the registration statement. The registration statement, including the exhibits thereto contains additional relevant information about us, the New Notes and the exchange offer.
Holders of the Old Notes can obtain any of the other documents listed above from the SEC at no cost at the SEC’s website (
http://www.sec.gov
), or they may request a copy of these filings, also at no cost, by contacting us at the following address or telephone number:
Third Coast Bancshares, Inc.
2020 Highway 59 North, Suite 190
Humble, Texas 77338
Attention: Investor Relations
(281)
446-7000
To ensure timely delivery of any requested information, holders of the Old Notes must make any request no later than                    , 2022, which is five business days before the expiration date of the exchange offer, or, if we decide to extend the expiration date of the exchange offer, no later than five business days before such extended expiration date

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•
the impact of
COVID-19
on our business, including the impact of the actions taken by governmental authorities to try and contain the virus or address the impact of the virus on the United States economy (including, without limitation, the Coronavirus Aid, Relief, and Economic Security Act), and the resulting effect of all of such items on our operations, liquidity and capital position, and on the financial condition of our borrowers and other customers;

•	geographic concentration in the Greater Houston market, Dallas-Fort Worth market, and Austin-San Antonio market;

•	interest rate risk and fluctuations in interest rates;

•	our ability to maintain important deposit relationships;

•	our ability to grow or maintain our deposit base;

•	our ability to implement our expansion strategy;

•	changes in key management personnel;

•	credit risk associated with our business;

•	the adequacy of our allowance for loan losses;

•	the amount of nonperforming and classified assets that we hold;

•	market conditions and economic trends generally and in the banking industry;

•	our borrowers’ ability to repay loans;

•	changes in value of the collateral securing our loans;

•	credit risks associated with our real estate and construction lending;

•	changes in the economy affecting real estate values and liquidity;

•	the accuracy of the valuation techniques we use in evaluating collateral;

•	systems failures, fraudulent activity, interruptions or data breaches involving our information technology and communications systems of third parties;

•	the risk of fraud related to our asset-based lending and commercial finance products;

•	our ability to raise additional capital in the future;

•	competition from financial services companies and other companies that offer banking services;

•	natural disasters and other catastrophes;

•	changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters;

•	monetary policies and regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”);

•	the development of an active, liquid market for our common stock;

•	fluctuations in the market price of our common stock;

•	additional debt or future issuances of new debt securities or preferred stock; and

•
and other factors discussed elsewhere in this prospectus, in particular the “Risk Factors” section of this Prospectus beginning on page 10, as well as in the Company’s periodic reports filed with the SEC

If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable laws. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements.

v

SUMMARY
This summary highlights selected information appearing elsewhere in, this prospectus and is, therefore, qualified in its entirety by the more detailed information appearing elsewhere in, this prospectus. This summary may not contain all of the information that may be important to you or that you should consider in deciding to exchange your Old Notes for New Notes. We urge you to read carefully this entire prospectus and the other documents to which it refers to understand fully the terms of the New Notes and the exchange offer. You should pay special attention to “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
Third Coast Bancshares, Inc.
We are a bank holding company with headquarters in Humble, Texas that operates through our wholly owned subsidiary Third Coast Bank, or the “Bank”, and the Bank’s wholly owned subsidiary, Third Coast Commercial Capital, Inc., or “TCCC”, a Texas corporation. We focus on providing commercial banking solutions to small and medium-sized
businesses and professionals with operations in our markets. Our market expertise, coupled with a deep understanding of our customers’ needs, allows us to deliver tailored financial products and services. We currently operate eleven branches in the Greater Houston, Dallas-Fort Worth, and
Austin-San
Antonio markets, and one branch in Detroit, Texas. We have experienced significant organic growth since commencing banking operations in 2008 as well as growth through our merger with Heritage Bancorp, Inc. (“Heritage”). As of March 31, 2022, we had, on a consolidated basis, total assets of $3.04 billion, total loans of $2.45 billion, total deposits of $2.59 billion and total shareholders’ equity of $301.2 million.
Our common stock is traded on the NASDAQ Stock Market LLC under the symbol “TCBX”. Our principal executive offices are located at 20202 Highway 59 North, Suite 190, Humble, Texas 77338, and our telephone number at that address is (281)
446-7000.
Our website is www.tcbssb.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.
Additional financial and other information about the Company is set forth in Annex A hereto and the Company’s consolidated financial statements for the year ended December 31, 2021 and the quarterly period ended March 31, 2022 are included in Annex B hereto.
Summary of the Exchange Offer
The following provides a summary of certain terms of the exchange offer. See “The Exchange Offer” appearing elsewhere in this prospectus for a more complete description of the exchange offer and “Description of the Notes” for a more complete description of the terms of the Old Notes and the New Notes

Old Notes	$82,250,000 in aggregate principal amount of 5.500% Fixed-to-Floating Rate Subordinated Notes due 2032.

New Notes	Up to $82,250,000 in aggregate principal amount of 5.500%
Fixed-to-Floating
Rate Subordinated Notes due 2032 that have terms that are identical in all material respects to the terms of the Old Notes, except that: the issuance of the New Notes has been registered with the SEC under the Securities Act and, as a result, will not bear any legend restricting their transfer; the New Notes bear different CUSIP numbers from the Old Notes; the New Notes are generally not subject to transfer restrictions; holders of the New Notes are not entitled to registration rights under the registration rights agreement that we entered into with the initial purchasers of the Old Notes or otherwise; and because the holders of the New Notes are not entitled to registration rights, holders of the New Notes will not have the right to additional interest under the circumstances described in the registration rights agreement relating to our fulfillment of our registration obligations.

Exchange Offer	We are offering to exchange the New Notes for a like principal amount of Old Notes. Subject to the terms of the exchange offer, following the expiration or termination of the exchange offer, we will exchange the Old Notes that have been validly tendered and not validly withdrawn prior to such expiration or termination for an equal principal amount of the New Notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2022, unless we decide to extend it.

Withdrawal Rights	Except as otherwise provided in this prospectus, you may validly withdraw your tender of Old Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal of tendered Old Notes to be effective, the exchange agent must receive, on or prior to 5:00 p.m., New York City time, on the expiration date, a computer generated notice of withdrawal, transmitted by The Depository Trust Company, or DTC, on your behalf in accordance with the appropriate procedures of DTC’s “Automated Tender Offer Program,” or ATOP. See “The Exchange Offer—Withdrawal of Tenders.”

Conditions to Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offer—Conditions.”

Procedures for Tendering Old Notes	For the Old Notes that were issued in book-entry form, which are currently represented by global notes held for the account of DTC, as depositary, DTC or DTC’s nominee is treated as the registered holder of such Old Notes and will be the only entity that can tender such Old Notes for New Notes.

In order to participate in the exchange offer, you must follow the procedures established by DTC for tendering Old Notes held in book-entry form. These ATOP procedures require that, prior to the expiration date of the exchange offer, (i) DTC receive (a) your instructions to exchange your Old Notes and (b) your agreement to be bound by the terms of the accompanying letter of transmittal, and (ii) the exchange agent receive a computer generated message known as an “agent’s message” that is transmitted through ATOP.

Please note that by using the ATOP procedures to tender and exchange Old Notes, you will be bound by the terms of the accompanying letter of transmittal, and you will be deemed to have made the acknowledgments and representations it contains. See “The Exchange Offer—Eligibility; Transferability” and “The Exchange Offer-Representations.”

For Old Notes that were issued in physical form, tender of such Old Notes is to be made by properly completing and signing the letter of transmittal and delivering the same, together with the physical note or physical notes, if applicable, representing the Old Notes being tendered and any required signature guarantees and any other documents required by the letter of transmittal, to UMB Bank, N.A. the exchange agent, at the address listed under “The Exchange Offer—Exchange Agent” on or prior to 5:00 p.m., New York City Time, on the expiration date.

Certain Material United States Federal Income Tax Considerations	The exchange of Old Notes for New Notes in the exchange offer will not constitute a taxable event for United States federal income tax purposes. For additional information, see “Certain Material United States Federal Income Tax Considerations.” You should consult your own tax advisor as to the tax consequences of exchanging your Old Notes for New Notes.

Registration Rights	Under the terms of the registration rights agreement that we entered into with the initial purchasers of the Old Notes at the time we issued the Old Notes, we agreed to register the New Notes and undertake the exchange offer. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement. After the exchange offer is completed, we will have no further obligations, except under certain limited circumstances, to provide for any exchange or undertake any further registration with respect to the Old Notes.

Transferability	Based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action
letters issued to other parties, we believe that you, or any other person receiving New Notes, may offer for resale, resell or otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are, or the person receiving the New Notes is, acquiring the New Notes in the ordinary course of business;

•	you do not, nor does any such person, have an arrangement or understanding with any person to participate in any distribution (within the meaning of the Securities Act) of the New Notes;

•	you are not, nor is any such person, an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•
you are not, nor is any such person, a broker-dealer registered under the Exchange Act, and you are not engaged in and do not intend to engage in, nor is any such person engaged in or intending to engage in, any distribution (within the meaning of the Securities Act) of the New Notes; and

•	you are not acting on behalf of any person who could not truthfully make these statements.

Our belief that transfers of New Notes would be permitted without complying with the registration and prospectus delivery requirements of the Securities Act under the conditions described above is based on interpretations by the staff of the SEC given to other, unrelated issuers in similar exchange offers. The staff of the SEC has not considered the exchange offer in the context of a no-action
letter, and we cannot assure you that the staff of the SEC would make a similar interpretation with respect to the exchange offer. If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability. See “Risk Factors—Risks Related to the Exchange Offer.”

Any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities and that receives New Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. See “Plan of Distribution.”

Consequences of Failing to Exchange Old Notes	Any Old Notes that are not exchanged in the exchange offer will continue to be governed by the applicable indenture relating to the Old Notes and the terms of the Old Notes. Old Notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and will be subject to the restrictions on transfer described in the Old Notes, and you will generally not be able to offer, sell, pledge or otherwise transfer the Old Notes, except to us or to any of our subsidiaries, under a registration statement that has been declared effective under the Securities Act or under an exemption from the requirements of the Securities Act. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for any exchange or undertake any further registration with respect to the Old Notes. If you do not participate in the exchange offer, the liquidity of your Old Notes could be adversely affected. See “Risk Factors—Risks Related to the Exchange Offer” and “The Exchange Offer—Consequences of Failure to Exchange.”

Use of Proceeds	We will not receive any cash proceeds from the exchange of Old Notes for New Notes as a result of the exchange offer.

Cancellation of Exchanged Old Notes	Old Notes that are surrendered in exchange for New Notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the New Notes under the exchange offer will not result in any increase in our outstanding indebtedness.

Exchange Agent	UMB Bank, N.A. is serving as the exchange agent for the exchange offer. See “The Exchange Offer-Exchange Agent” for the address, telephone number and email address of the exchange agent.

Summary of the New Notes
The following provides a summary of certain terms of the New Notes. The New Notes have terms that are identical in all material respects to the terms of the Old Notes, except that: the issuance of the New Notes has been registered with the SEC under the Securities Act and, as a result, will not bear any legend restricting their transfer; the New Notes bear different CUSIP numbers from the Old Notes; the New Notes are generally not subject to transfer restrictions; holders of the New Notes are not entitled to registration rights under the registration rights agreement that we entered into with the initial purchasers of the Old Notes; and because the holders of the New Notes are not entitled to registration rights, holders of the New Notes will not have the right to additional interest under the circumstances described in the registration rights agreement relating to our fulfillment of our registration obligations. The New Notes will evidence the same debt as the Old Notes and will be governed by the same indenture under which the Old Notes were issued. See “Description of the Notes” for a more complete description of the terms of the New Notes. References in this prospectus to the “notes” include both the Old Notes and the New Notes unless otherwise indicated or the context otherwise requires.

Issuer	Third Coast Bancshares, Inc.

Securities Offered	5.500% Fixed-to-Floating Rate Subordinated Notes due 2032

Aggregate Principal Amount	Up to $82,250,000.

Maturity Date	April 1, 2032, unless previously redeemed.

Form and Denomination	The New Notes will be issued only in registered form without interest coupons and in minimum denominations of $100,000. and any integral multiple of $1,000 in excess thereof. The New Notes will be evidenced by a global note deposited with the trustee for the New Notes, as custodian for DTC, and transfers of beneficial interests will be facilitated only through records maintained by DTC and its participants.

Interest Rate and Interest Rate Payment Dates During Fixed Rate Period	From, and including, March 31, 2022, to, but excluding, April 1, 2027, unless redeemed prior to such date, the New Notes will bear interest at a rate of 5.500% per annum, payable semi-annually in arrears on April 1 and October 1 of each year through April 1, 2027. The first interest payment will be made on October 1, 2022.

Interest Rate and Interest Rate Payment Dates During Floating Rate Period	From and including April 1, 2027, to but excluding the maturity date (such period, the “floating rate period”) or early redemption date, the New Notes will bear interest at a rate, which is reset quarterly, equal to the then current Three Month Term SOFR (as defined in “Definitions Relating to the Determination of the Floating Interest Rate” in this prospectus) (or other applicable Benchmark, as defined in “Definitions Relating to the Determination of the Floating interest Rate” in this prospectus) (provided, however, that in the event Three-Month Term SOFR is less than zero, Three-Month Term SOFR shall be deemed to be zero) plus 315 basis points. If Three-Month Term SOFR cannot be determined on a given date, a different index shall be determined and used in accordance with the terms of the Indenture.

If the calculation agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined under “Description of the Subordinated Notes—Definitions Relating to the Determination of the Floating Interest Rate”) have occurred with respect to Three-Month Term SOFR (or other applicable Benchmark), then the provisions under “Description of the Subordinated Notes—Effect of Benchmark Transition Event,” which are referred to herein as the “benchmark transition provisions,” will thereafter apply to all determinations of the interest rate on the notes for each interest period during the floating rate period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate on the notes for each interest period during the floating rate period will be an annual rate equal to the Benchmark Replacement (as defined under “Description of the Subordinated Notes—Definitions Relating to the Determination of the Floating Interest Rate”) plus 315 basis points.

Day Count Convention	30-day month/360-day year to but excluding April 1, 2027, and, thereafter, a 360-day year and the number of days actually elapsed.

Record Dates	Each interest payment will be made to the holders of record who held the New Notes at the close of business on the fifteenth calendar day prior to the applicable interest payment date.

Subordination; Ranking	The New Notes will be our general unsecured, subordinated obligations and:

•	will rank subordinate and junior in right of payment to all of our existing and future “senior indebtedness” (as defined below);

•
will rank equally in right of payment and upon the Company’s liquidation with the Company’s existing and all future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Subordinated Notes;

•
will rank senior in right of payment and upon the Company’s liquidation to any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Subordinated Notes; and

•
will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Company’s current and future subsidiaries, including without limitation, its bank subsidiary’s liabilities to depositors in connection with the deposits in the bank, the subordinated debt issued by its bank subsidiary, as well as liabilities to general creditors and liabilities arising during the ordinary course or otherwise.

See “Description of the Notes—Subordination.”

Optional Redemption	We may, at our option, redeem the New Notes (i) in whole or in part beginning with the interest payment date of April 1, 2027, and on any interest payment date thereafter, or (ii) in whole, but not in part, upon the occurrence of a “Tier 2 Capital Event,” a “Tax Event,” or “Investment Company Event” (each as defined below in “Description of the Notes—Redemption”).

Any redemption of the New Notes will be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. Any redemption of the New Notes will be subject to receipt of the approval of the Board of Governors of the Federal Reserve System to the extent such approval is then required under applicable laws or regulations, including capital adequacy rules or regulations. Any partial redemptions will be processed through The Depository Trust Company, in accordance with its rules and procedures, as a Pro Rata Pass-Through Distribution of Principal. The New Notes are not subject to redemption at the option of the noteholders thereof.

The New Notes will not be entitled to the benefit of any sinking fund.

No Limitations on Indebtedness	The indenture governing the New Notes and the terms of the New Notes do not contain any covenants limiting or restrictions on the incurrence of indebtedness or other obligations by us or by a subsidiary of ours, including the Bank.

Limited Indenture Covenants	The indenture governing the New Notes contains no financial covenants requiring us to achieve or maintain any minimum financial results relating to our financial position or results of operations or meet or exceed any financial ratios as a general matter or in order to incur additional indebtedness or obligations or to maintain any reserves.

Moreover, neither the indenture nor the New Notes contain any covenants prohibiting us from, or limiting our right to, grant liens on our assets to secure our indebtedness or other obligations that are senior in right of payment to the New Notes, repurchase our stock or other securities, including any of the New Notes, or pay dividends or make other distributions to our shareholders (except, in the case of dividends or other distributions on junior securities, upon an event of default).

Listing; No Public Market	The New Notes are a new issue of securities with no established trading market and we do not expect any public market to develop in the future for the New Notes. We do not intend to list the New Notes on any national securities exchange or quotation system.

Risk Factors	See “Risk Factors” beginning on page 10 of this prospectus, as well as in our reports filed with the SEC, and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to participate in the exchange offer.

Trustee	UMB Bank, N.A., or successor if replaced in accordance with the applicable provisions of the indenture.

Governing Law
The indenture and the New Notes will be governed by and construed in accordance with the laws of the State of New York.

RISK FACTORS
An investment in the Company’s Notes , involves a number of risks. This risk factor disclosure does not describe all of those risks. Before you decide whether an investment in the Notes is suitable for you, you should carefully consider the risks described below relating to the offering as well as the risk factors concerning our business. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The price of the Notes could decline due to any of these risks, and you may lose all or part of your investment. Terms capitalized but not otherwise defined in these risk factors have the meaning assigned to such term in the indenture.
Summary of Risk Factors
The following is a summary of the principal risks that we believe could adversely affect our business, financial condition or results of operations:
Risks Related to our Business and Operations

•	We are subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

•	The withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

•	We may not be able to grow or maintain our deposit base, which could adversely impact our funding costs.

•	We may not be able to implement our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

•	We may not be able to manage the risks associated with our anticipated growth through de novo branching.

•	The unexpected loss of our executive management team and other key employees could adversely affect us.

•	We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

•	Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

•	The amount of nonperforming and classified assets may increase significantly, resulting in losses, costs and expenses.

•	Our largest loan relationships currently make up a material percentage of our total loan portfolio.

•	We participate in the small business loan program under the CARES Act, which may expose us to credit losses.

•	New lines of business or new products and services may subject us to additional risks.

•	Without effective internal control over financial reporting, we may not be able to report our financial results accurately and timely.

•	Faulty data or modeling approaches on which our management’s decision-making relies could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

•	We have pledged all of the stock of the Bank as collateral for a loan and if the lender forecloses, you could lose your investment.

•	A lack of liquidity could impair our ability to fund operations and could have a material adverse effect on our business, financial condition and results of operations.

•	We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

•	The borrowing needs of our clients may increase, especially in a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.

•	We face strong competition from financial services companies and other companies that offer banking services.

•	Negative public opinion regarding our company or failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.

•	We may not be able to overcome the integration and other risks associated with acquisitions, which could have a material adverse effect on our ability to implement our business strategy.

•	If the judgments, assumptions or estimates used in our critical accounting policies are inaccurate our financial statements and related disclosures could be affected.
Risks Related to the Economy and our Industry

•	Adverse economic conditions in our primary geographic markets could negatively impact our operations and customers.

•	Our primary markets are susceptible to natural disasters and other catastrophes that could negatively impact the economies of our markets, our operations or our customers.

•	We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
Risks Related to Cybersecurity, Third-Parties and Technology

•	System failures, interruptions or data breaches involving third party information technology and telecommunication systems we rely on could adversely affect our operations and financial condition.

•	The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our business and operations, as well as cause legal or reputational harm.

•	We may face difficulties with respect to the effective availability and implementation of continually necessary technological changes.
Risks Related to the Regulation of Our Industry

•	We operate in a highly regulated environment and the laws and regulations that govern us, or changes in them, or our failure to comply with them, could adversely affect us.

•	Our failure to comply with any supervisory actions to which we are or become subject as a result of any federal banking agency examination could adversely affect us.
Risks Related to an Investment in Our Common Stock

•	The market price of our common stock may be subject to substantial fluctuations.

•	The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock.

•	We may incur additional debt or issue new debt securities, which would be senior to our common stock.

•	We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock.

•	We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.

•	Our corporate organizational documents contain certain provisions that could have an anti-takeover effect.

•	Our bylaws could limit a shareholder’s ability to obtain a favorable judicial forum for disputes with us.

•	An investment in our common stock is not an insured deposit and is subject to risk of loss.
Risks Related to the Exchange Offer and the Notes

•	If you do not validly tender your Old Notes, you will continue to hold unregistered Old Notes, and your ability to transfer Old Notes will be limited.

•	Changes in SOFR could adversely affect the amount of interest that accrues on the SOFR-linked notes and the trading prices for the SOFR-linked notes.

•	Our obligations under the notes are unsecured and subordinated to any senior indebtedness of the Company.
Risks Related to Our Business and Operations
We are subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.
Changes in interest rates could have an adverse effect on our net interest income and could have a material adverse effect on our business, financial condition and results of operations. Many factors outside our control impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international economic conditions and volatility and instability in domestic and foreign financial markets.
The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income. Different types of assets and liabilities may react differently and at different times to market rate changes. We may periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. The impact on earnings is more adverse when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates.
Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. An increase in interest rates can adversely impact the ability of borrowers to pay the principal or interest on loans, and may lead to an increase in loans on nonaccrual status and a reduction of interest income recognized. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense.

In a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates increase. If short-term interest rates remain at low levels for a prolonged period and longer-term interest rates fall, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem.
Interest rate increases may also reduce the demand for loans and increase competition for deposits. Changes in interest rates also can affect the value of loans, securities and other assets.
The ongoing
COVID-19
pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations and financial condition, and such effects will depend on future developments, which are highly uncertain and are difficult to predict.
Global health concerns relating to the
COVID-19
pandemic and related government actions taken to reduce the spread of the virus have been weighing on the macroeconomic environment, and the pandemic has significantly increased economic uncertainty and reduced economic activity. The pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending. The United States government has taken steps to attempt to mitigate some of the more severe anticipated economic effects of the virus, including the passage of the CARES Act in 2020, the PPP that was part of the CARES Act, the American Rescue Plan Act of 2021, and the rollout of vaccinations for the virus. However, there can be no assurance that such steps will be as effective as intended or achieve their desired results in a timely fashion.
The pandemic has adversely impacted, and is likely to further adversely impact, our workforce and operations and the operations of our borrowers, customers and business partners. In particular, we may experience financial losses due to a number of operational factors impacting us or our borrowers, customers or business partners, including, but not limited to:

•
credit losses resulting from financial stress being experienced by our borrowers as a result of the pandemic and related governmental actions (including risks related to the PPP under the CARES Act and related credit risks resulting from PPP lending due to forbearance or failure of customers to qualify for loan forgiveness);

•	increased bankruptcies being experienced by the carrier, freight broker and shipper clients serviced by our commercial finance operations;

•	declines in collateral values;

•	declines in oil and gas prices and disruptions in the oil and gas industry;

•	third-party disruptions, including outages at network providers and other suppliers;

•	increased cyber and payment fraud risk, as cybercriminals attempt to profit from the disruption, given increased online and remote activity; and

•	operational failures due to changes in our normal business practices necessitated by the pandemic and related governmental actions.
These factors may remain prevalent for a significant period of time and may continue to adversely affect our business, results of operations and financial condition even after the
COVID-19
pandemic has subsided.
The spread of
COVID-19
has caused us to modify our business practices (including restricting employee travel, and developing work from home and social distancing plans for our employees), and we may take further actions as may be required by government authorities or as we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or will otherwise be satisfactory to government authorities.
The extent to which the
COVID-19
pandemic impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, the rollout and effectiveness of vaccination programs for the virus, the impact of
COVID-19
variants, the timing and extent of the economic recovery, the permanence of certain operating conditions that emerged during the pandemic and long-term changes in the industries in which our customers operate. Even after the
COVID-19
pandemic has subsided, we may continue to experience materially adverse impacts to our business as a result of the virus’s global economic impact, including the availability of credit, adverse impacts on our liquidity and any recession that has occurred or may occur in the future.
There are no comparable recent events that provide guidance as to the effect the spread of
COVID-19
as a global pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations and heighten many of our known risks described herein.
Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.
As of December 31, 2021, our fifteen largest depositors (including related entities, but excluding brokered deposits) accounted for $745.0 million in deposits, or approximately 34.8% of our total deposits. Further, our brokered deposit account balance was $230.0 million, or approximately 10.7% of our total deposits, as of December 31, 2021, and $209.0 million, or 9.8% of our total deposits, was through one brokered deposit relationship as of December 31, 2021. Several of our large depositors have business, family, or other relationships with each other, which creates a risk that any one customer’s withdrawal of its deposits could lead to a loss of other deposits from customers within the relationship.
Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to grow or maintain our deposit base, which could adversely impact our funding costs.
Our principal sources of liquidity include earnings, deposits, repayment by clients of loans we have made to them, and the proceeds from sales by us of our equity securities or from borrowings that we may obtain. In addition, from time to time, we borrow from the Federal Home Loan Bank of Dallas, or FHLB. Our future growth will largely depend on our ability to grow and maintain our deposit base, which we may not be able to achieve. As of December 31, 2021, we had a loan to deposit ratio of 96.6%. The account and deposit balances can decrease when clients perceive alternative investments, such as the stock market or real estate, as providing a better risk/return tradeoff. If clients move money out of bank deposits and into investments (or similar deposit products at other institutions that may provide a higher rate of return), we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income and net income. Additionally, any loss of funds could result in lower loan originations, which could materially negatively impact our growth strategy and results of operations.

We may not be able to implement our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.
Our expansion strategy focuses on organic growth, supplemented by strategic acquisitions and expansion of the Bank’s banking location network, or de novo
branching. We may not be able to execute on aspects of our expansion strategy, which may impair our ability to sustain our historical rate of growth or prevent us from growing at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable acquisition candidates. Various factors, such as economic conditions and competition with other financial institutions, may impede or prohibit the growth of our operations, the opening of new banking locations and the consummation of acquisitions. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to effectively manage growth, which is dependent upon a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. If we fail to implement one or more aspects of our strategy, we may be unable to maintain our historical earnings trends, which could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching, which could have a material adverse effect on our business, financial condition and results of operations.
Our business strategy includes evaluating strategic opportunities to grow through de novo
branching, and we believe that banking location expansion has been meaningful to our growth since inception.
De novo
branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo
banking locations and successfully integrate and promote our corporate culture; poor market reception for de novo
banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo
branching could have a material adverse effect on our business, financial condition and results of operations.
We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.
Our success depends in large part on the performance of our executive management team and other key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for qualified employees is intense, and the process of locating key personnel with the combination of skills, attributes and business relationships required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have an adverse effect on our business because of their skills, knowledge of and business relationships within our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.
We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.
The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Many of our loans are made to small- to medium-sized
businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio could lead to unexpected losses and have a material adverse effect on our business, financial condition and results of operations.
Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.
We maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. As of December 31, 2021, our allowance for loan losses totaled $19.3 million, which represents approximately 0.93% of our total loans. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of our loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses.
Additional loan losses will likely occur in the future and may occur at a rate greater than we have previously experienced or than we anticipate. We may be required to make additional provisions for loan losses to further supplement our allowance for loan losses, due either to our management’s decision or as a regulatory requirement. In addition, bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs, which could have a material adverse effect on our business, financial condition, and results of operations.
Finally, the measure of our allowance for loan losses will be subject to new accounting standards. The Financial Accounting Standards Board, or FASB, has adopted a new accounting standard that will be effective for us, as a smaller reporting company, for fiscal years beginning after December 15, 2022. This new standard, referred to as Current Expected Credit Loss, or CECL, will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which will likely require us to increase our allowance for loan losses. CECL will also greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for loan losses. The CECL model likely will create more volatility in the level of our allowance for loan losses after it becomes applicable to us. Any increase in our allowance for loan losses or expenses incurred to determine the appropriate level of the allowance for loan losses could adversely affect our business, financial condition, and results of operations.
The amount of nonperforming and classified assets may increase significantly, resulting in additional losses and costs and expenses that will negatively affect our operations and financial condition.
Our nonperforming assets include nonperforming loans and assets acquired through foreclosure. Nonperforming loans include nonaccrual loans, loans past due 90 days or more, and loans renegotiated or restructured because of a debtor’s financial difficulties. Loans are generally placed on nonaccrual status if any of the following events occur: (a) the classification of a loan as nonaccrual internally or by regulatory examiners;

(b) delinquency on principal for 90 days or more unless we are in the process of collection; (c) a balance remains after repossession of collateral; (d) notification of bankruptcy; or (e) we determine that nonaccrual status is appropriate. At December 31, 2021, we had $17.3 million of nonperforming assets, or 0.69% of total assets.
Should the amount of nonperforming assets or classified assets increase in the future, we may incur losses and the costs and expenses to maintain such assets can be expected to increase and potentially negatively affect earnings. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate considering the ensuing risk profile. An additional increase in losses due to such assets could have a material adverse effect on our business, financial condition and results of operations.
Nonperforming assets take significant time and resources to resolve and adversely affect our results of operations and financial condition.
Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on other real estate owned, or OREO, or on nonperforming loans, thereby adversely affecting our income and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While we seek to reduce problem assets through loan workouts, restructurings, and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could have a material effect on our business, financial condition and results of operations. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. We may not experience future increases in the value of nonperforming assets.
The small- to
medium-sized
businesses that we lend to may have fewer resources to endure adverse business developments, which may impair our borrowers’ ability to repay loans.
We focus our business development and marketing strategy primarily on small- to medium-sized
businesses. Small- to
medium-sized
businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- and medium-sized
business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have an adverse effect on the business and its ability to repay its loan. If our borrowers are unable to repay their loans, our business, financial condition and results of operations could be adversely affected.
A portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, which we refer to generally as commercial and industrial loans, and the deterioration in value of which could expose us to credit losses.
As of December 31, 2021, commercial and industrial loans represented approximately $611.3 million, or 29.5%, of our gross loans. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment, and most are backed by a personal guaranty of the borrower or principal. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial and industrial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate; thus exposing us to increased credit risk. In addition, a portion of our customer base, including customers in the energy and real estate business, may be in industries which are particularly sensitive to commodity prices or market fluctuations, such as energy and real estate prices.

Accordingly, negative changes in commodity prices and real estate values and liquidity could impair the value of the collateral securing these loans. Significant adverse changes in the economy or local market conditions or adverse weather events in the markets in which our commercial and industrial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.
Our commercial real estate and real estate construction and development loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.
As of December 31, 2021, approximately $829.2 million, or 40.1%, of our gross loans were nonresidential real estate loans (including owner-occupied commercial real estate loans) and approximately $320.3 million, or 15.5%, of our total loans were construction and development loans. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. Owner-occupied commercial real estate is generally less dependent upon income generated directly from the property but still carries risks from the successful operation of the underlying business or adverse economic conditions. These loans expose a lender to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate due to the fluctuation of real estate values. Additionally, non-owner
occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our non-owner
occupied commercial real estate loan portfolio could require us to increase our allowance for loan losses, which would reduce our profitability and could have a material adverse effect on our business, financial condition and results of operations.
Construction and development loans also involve risks because loan funds are secured by a project under construction and the project is of uncertain value prior to its completion. It can be difficult to accurately evaluate the total funds required to complete a project, and construction and development lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor, if any, to repay the loan. If we are forced to foreclose on a project prior to completion, we may be unable to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, incur taxes, maintenance and compliance costs for a foreclosed property and may have to hold the property for an indeterminate period of time, any of which could adversely affect our business, financial condition and results of operations.
Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
As of December 31, 2021, approximately $1.37 billion, or 66.4%, of our gross loans were loans with real estate as a primary component of collateral. The market value of real estate can fluctuate significantly in a short period of time. As a result, adverse developments affecting real estate values and the liquidity of real estate in our primary markets or in Texas generally could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operations. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse effect on our business, financial condition and results of operations. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which could adversely affect our business, financial condition and results of operations. In addition, adverse weather events, including hurricanes and flooding, can cause damages to the property pledged as collateral on loans, which could result in additional losses upon a foreclosure.

Our largest loan relationships currently make up a material percentage of our total loan portfolio.
As of December 31, 2021, our ten largest loan relationships (including related entities) totaled approximately $188.0 million in loans, or 9.1% of the total loan portfolio. The concentration risk associated with having a small number of large loan relationships is that, if one or more of these relationships were to become delinquent or suffer default, we could be at serious risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.
Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our combined and consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations. As of December 31, 2021, we held $1.7 million of OREO and no repossessed property and equipment.
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property, and consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. As of December 31, 2021, we held approximately $1.7 million in OREO. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to general or local economic condition, environmental cleanup liability, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law, including initiatives or changes implemented in response to the
COVID-19
pandemic, may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. While Texas foreclosure laws have historically been favorable to lenders, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and we cannot be certain that Texas will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such cost barriers could have a material adverse effect on our business, financial condition and results of operation.
SBA lending is an important part of our business. Our SBA lending program is dependent upon the federal government and our status as a participant in the SBA’s Preferred Lenders Program, and we face specific risks associated with SBA loans.
We participate in the SBA’s Preferred Lenders Program. As an SBA Preferred Lender, we are able to provide our clients with access to SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of our Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, which could adversely affect our business, financial condition and results of operations.
On occasion, we may sell the guaranteed portion of our SBA 7(a) loans in the secondary market. If we sell the guaranteed portion of our SBA 7(a) loans, we will incur credit risk on the unguaranteed portion of the loans, and if a customer defaults on the unguaranteed portion of a loan, we would share any loss and recovery related to the loan pro-rata
with the SBA.
The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably. In addition, the aggregate amount of SBA 7(a) and 504 loan guarantees by the SBA must be approved each fiscal year by the federal government. We cannot predict the amount of SBA 7(a) loan guarantees in any given fiscal year. If the federal government were to reduce the amount of SBA loan guarantees, such reduction could adversely impact our SBA lending program.
The SBA may not honor its guarantees if we do not originate loans in compliance with SBA guidelines.
As of December 31, 2021, SBA 7(a) loans (excluding PPP loans) of $69.1 million comprised 3.3% of our loan portfolio. SBA lending programs typically guarantee 75% of the principal on an underlying loan. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us notwithstanding that a portion of the loan was guaranteed by the SBA, which could adversely affect our business, financial condition and results of operations. While we follow the SBA’s underwriting guidelines, our ability to do so depends on the knowledge and diligence of our employees and the effectiveness of controls we have established. If our employees do not follow the SBA guidelines in originating loans and if our loan review and audit programs fail to identify and rectify such failures, the SBA may reduce or, in some cases, refuse to honor its guarantee obligations and we may incur losses as a result.
We participate in the small business loan program under the CARES Act, which may further expose us to credit losses from borrowers under such programs.
Among other components, the CARES Act provides for payment forbearance on mortgages or loans to borrowers experiencing a hardship during the
COVID-19
pandemic. We have offered deferral and forbearance plans and have participated in the PPP under the CARES Act by making loans to small businesses consistent with the CARES Act that are fully guaranteed by the SBA. Various governmental programs such as the PPP are complex and our participation may lead to additional litigation and governmental, regulatory and third-party scrutiny, negative publicity and damage to our reputation. In addition, participation in the PPP as a lender may adversely affect our revenue and results of operations depending on the timing and amount of forgiveness, if any, to which borrowers will be entitled and we are subject to the risk of PPP fraud cases. PPP loans are fixed, low interest rate loans, and if the borrower under the PPP loan fails to qualify for loan forgiveness, we are at the heightened risk of holding these loans at unfavorable interest rates as compared to the loans to clients that we would have otherwise extended credit.
We have additional credit risk with respect to PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded or serviced, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by us, the SBA may deny its liability under the guarantee, reduce the amount of the guarantee or, if it has already paid under the guarantee, seek recovery of any loss related to the deficiency from the Bank.
Our auto finance portfolio exposes us to increased credit risks.
At December 31, 2021, our auto finance portfolio (excluding floor plan loans and indirect auto loans included in commercial and industrial loans) consisted of $31.0 million, or 1.5% of our loan portfolio. We originate these auto loans and leases through our indirect lending department to individuals who live in our market areas. The leases are made through well-known third party leasing companies and underwriting and approval is performed by the indirect lending department in accordance with our policies. We serve customers that cover a range of creditworthiness and the required terms and rates are reflective of those risk profiles. Auto loans are inherently risky as they are often secured by assets that may be difficult to locate and can depreciate rapidly. In some cases, repossessed collateral for a defaulted auto loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency may not warrant further substantial collection efforts against the borrower. Auto loan collections depend on the borrower’s continuing financial stability, and therefore, are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Additional risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through non-bank
channels, namely automobile dealers.
We also originate automobile dealer floor plan loans for both new and used automobiles. Floor plan loans are inherently risky as they are collateralized by the automobiles that are being sold, and can depreciate rapidly. We monitor floor plan loans closely to ensure that funds are received to paydown the loan as automobiles are sold, and require periodic curtailments if the automobiles stay on the line for an extended period of time. Periodic independent third party inspections are required to ensure that the automobiles securing the loan are maintained on the lot and in saleable condition. At December 31, 2021, outstanding floor plan loans were $1.8 million which are included in commercial and industrial loans.
Our commercial finance clients, particularly with respect to our commercial finance and asset-based lending product lines, may lack the operating history, cash flows or balance sheet necessary to support other financing options and may expose us to additional credit risk, especially if our additional controls for such products are ineffective in mitigating such additional risks.
A significant portion of our loan portfolio consists of commercial finance products. Some of these commercial finance products, particularly asset-based loans and our factored receivables (which totaled $41.9 million, or 2.0% of loans, as of December 31, 2021), arise out of relationships with clients who lack the operating history, cash flows or balance sheet necessary to qualify for more traditional bank financing options. We attempt to control for the additional credit risk in these relationships through credit management processes employed in connection with these transactions. However, if such controls are ineffective in controlling this additional risk or if we fail to follow the procedures we have established for managing this additional risk, we could be exposed to additional losses with respect to such product lines that could have an adverse effect on our business, financial condition and results of operations.

Our asset-based lending and commercial finance products may expose us to an increased risk of fraud.
We rely on the structural features embedded in our asset-based lending and commercial finance products to mitigate the credit risk associated with such products. With respect to our asset-based loans, we limit our lending to a percentage of the customer’s borrowing base assets that we believe can be readily liquidated in the event of financial distress of the borrower. With respect to our commercial finance products, we purchase the underlying invoices of our customers and become the direct payee under such invoices, thus transferring the credit risk in such transactions from our customers to the underlying account debtors on such invoices. In the event one or more of our customers fraudulently represents the existence or valuation of borrowing base assets in the case of an asset-based loan, or the existence or validity of an invoice we purchase in the case of a commercial finance transaction, we may advance more funds to such customer than we otherwise would and lose the benefit of the structural protections of our products with respect to such advances. In such event we could be exposed to material additional losses with respect to such loans or commercial finance products. Although we believe we have controls in place to monitor and detect fraud with respect to our asset-based lending and commercial finance products, there is no guarantee such controls will be effective. Losses from such fraudulent activity could have a material impact on our business, financial condition and results of operations.
New lines of business or new products and services may subject us to additional risks.
From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability targets may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.
If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a public company, we are required to comply with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules that govern public companies. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form
10-K,
which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting beginning with our second annual report on Form
10-K.
We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. Our actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports, impair our access to the capital markets, and cause the price of our common stock to decline and subject us to regulatory penalties.
We are dependent on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.
The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Act stress testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR) submissions, we anticipate that model-derived testing may become more extensively implemented by regulators in the future.
We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements can be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress testing in the future, adverse regulatory scrutiny. Further, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.
We have pledged all of the stock of the Bank as collateral for a loan and if the lender forecloses, you could lose your investment.
We have pledged all of the stock of the Bank as collateral for our senior debt—line of credit. As of December 31, 2021, the line of credit had a balance of approximately $1.0 million. If we were to default, the lender could foreclose on the Bank’s stock and we would lose our principal asset. In that event, if the value of the Bank’s stock is less than the amount of the indebtedness, you could lose the entire amount of your investment.
A lack of liquidity could impair our ability to fund operations and could have a material adverse effect on our business, financial condition and results of operations.
Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they become due because of an inability to liquidate assets or obtain adequate funding. We require sufficient liquidity to meet customer loan requests, customer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans, and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. As of December 31, 2021, approximately $1.86 billion, or 87.0%, of our total deposits were noninterest-bearing deposits, negotiable order of withdrawal, or NOW, savings and money market accounts. Historically our savings, money market deposit accounts, NOW and demand accounts have been stable sources of funds. However, these deposits are subject to potentially dramatic fluctuations in availability or price due to factors that may be outside of our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate customer deposits, changes in interest rates and returns on other investment classes. As a result, there could be significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits, increasing our funding costs and reducing our net interest income and net income.
As of December 31, 2021, the $277.7 million remaining balance of deposits consisted of certificates of deposit, of which $264.3 million, or 12.3% of our total deposits, were due to mature within one year. Historically, a majority of our certificates of deposit are renewed upon maturity as long as we pay competitive interest rates. These customers are, however, interest-rate conscious and may move funds into higher-yielding investment alternatives. If customers transfer money out of the Bank’s deposits and into other investments such as money market funds, we would lose a relatively low-cost
source of funds, increasing our funding costs and reducing our net interest income and net income.
Other primary sources of funds consist of cash flows from operations, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by our ability to borrow from the FHLB. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in the Texas economy or by one or more adverse regulatory actions against us.
Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have a material adverse effect on our business, financial condition and results of operations.
We may need to raise additional capital in the future, and such capital may not be available when needed or at all.
We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital or make such capital only available on unfavorable terms, including interbank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve. We may not be able to obtain capital on acceptable terms—or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of our Bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations.
The borrowing needs of our clients may increase, especially in a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.
A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. As of December 31, 2021, we had $620.3 million in unfunded credit commitments and standby letters of credit to our clients. Actual borrowing needs of our clients may exceed our expectations, especially in a challenging economic environment when our clients’ companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. This could adversely affect our liquidity, which could impair our ability to fund operations and meet obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors—Risks Related to Our Business and Operations—A lack of liquidity could impair our ability to fund operations and could have a material adverse effect on our business, financial condition and results of operations.”
We face strong competition from financial services companies and other companies that offer banking services.
We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, nonbank financial services companies and other financial institutions operating within or near the areas we serve. Additionally, certain large banks headquartered outside of our markets and large community banking institutions target the same customers we do. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and mobile devices and for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The banking industry has experienced rapid changes in technology, and, as a result, our future success may depend in part on our ability to address our customers’ needs by using technology. Customer loyalty can be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer. Increased lending activity of competing banks can also lead to increased competitive pressures on loan rates and terms for high-quality credits. We may not be able to compete successfully with other financial institutions in our markets, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability.
Many of our nonbank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Our inability to compete successfully in the markets in which we operate could have a material adverse effect on our business, financial condition or results of operations.
We could be adversely affected by the soundness of other financial institutions.
Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

Negative public opinion regarding our company or failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.
Our reputation within the communities we serve is critical to our success. We believe we have set ourselves apart from our competitors by building strong personal and professional relationships with our customers and being active members of the communities we serve. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, we may be less successful in attracting new talent and customers or may lose existing customers, and our business, financial condition and results of operations could be adversely affected. Further, negative public opinion can expose us to litigation and regulatory action and delay and impede our efforts to implement our expansion strategy, which could further adversely affect our business, financial condition and results of operations.
We may not be able to overcome the integration and other risks associated with acquisitions, which could have a material adverse effect on our ability to implement our business strategy.
Although we plan to continue to grow our business organically and through de novo
branching, we also intend to pursue acquisition opportunities that we believe will be accretive to our earnings per share, enhance our existing market presence, expand our markets of operation or strengthen our balance sheet, with an emphasis on the acquisition of banks with a strong deposit franchise and high-quality funding profiles to augment our core deposit base. Our acquisition activities could be material to our business and involve a number of risks, including the following:

•	intense competition from other banking organizations and other acquirers for potential target companies;

•	market pricing for desirable acquisitions resulting in returns that are less attractive than we have traditionally sought to achieve;

•
incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	failure to achieve expected revenues, earnings or synergies from an acquisition;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including compliance and regulatory issues;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the new operations and the failure to achieve expected cost savings;

•	losing key employees and customers;

•	reputational issues if the target’s management does not align with our culture and values;

•	significant problems relating to the conversion of the financial and customer data of the target;

•	integration of acquired customers into our financial and customer product systems;

•	risks of impairment to goodwill and other acquired assets; or

•	regulatory timeframes for review of applications, which may limit the number and frequency of transactions we may be able to consummate.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.
The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in Annex A to this Prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.
There could be material changes to our financial statements and disclosures if there are changes in accounting standards or regulatory interpretations of existing standards.
From time to time the FASB or the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new accounting and reporting standards or change existing accounting and reporting standards. For example, in June 2016, the FASB issued revised guidance for impairments on financial instruments which requires the use of CECL models which might increase our allowance for loan losses for fiscal years beginning after December 15, 2022. For more information, see “Risk Factors—Risks Related to Our Business and Operations—Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.” In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how new or existing standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new standard, revise an existing standard or change the application of an existing standard in such a way that financial statements for periods previously reported are revised. Such changes could materially change our financial statements and related disclosures and, depending on the nature of the revision, could cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.
We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.
Because we are a financial institution, employee errors and employee or customer misconduct could subject us in particular to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information each of which can be particularly damaging for financial institutions. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.
We maintain a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect our business, financial condition and results of operations.
We depend on the accuracy and completeness of information provided to us by our borrowers and counterparties and any misrepresented or fraudulent information could adversely affect our business, results of operations and financial condition.
In deciding whether to approve loans or to enter into other transactions with borrowers and counterparties, we rely on information furnished to us by, or on behalf of, borrowers and counterparties, including financial statements, credit reports and other financial information. We also rely on representations of borrowers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of this information is intentionally or negligently misrepresented or fraudulent and such misrepresentation or fraud is not detected prior to loan funding, the value of the loan may be significantly lower than expected and we may be subject to regulatory action. Whether a misrepresentation is made by the loan applicant, another third party, or one of our employees, we generally bear the risk of loss associated with the misrepresentation or fraud. Our controls and processes may not have detected, or may not detect all, misrepresented or fraudulent information in our loan originations or from our business clients. Any such misrepresented or fraudulent information could adversely affect our business, financial condition and results of operations.
We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.
In the course of our business, we may purchase real estate in connection with our acquisition and expansion efforts, or we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up
costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.
The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary formed for such purpose. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have a material adverse effect on our business, financial condition and results of operations.

We are subject to claims and litigation pertaining to intellectual property in addition to other litigation in the ordinary course of business.
Banking and other financial services companies, such as our Company, rely on technology companies to provide information technology products and services necessary to support their day-to-day
operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.
Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have a material adverse effect on our business, financial condition and results of operations.
In addition to litigation relating to intellectual property, we are regularly involved in litigation matters in the ordinary course of business. While we believe that these litigation matters should not have a material adverse effect on our business, financial condition, results of operations or future prospects, we may be unable to successfully defend or resolve any current or future litigation matters, in which case those litigation matters could have a material adverse effect on our business, financial condition and results of operations
Risks Related to the Economy and Our Industry
Our business is concentrated in, and largely dependent upon, the continued growth and welfare of our primary markets of the Greater Houston market, Dallas-Fort Worth market, and
Austin-San
Antonio market, and adverse economic conditions in these markets could negatively impact our operations and customers.
Our business, financial condition and results of operations are affected by changes in the economic conditions of our primary markets of the Greater Houston market, Dallas-Fort Worth market, and
Austin-San
Antonio market. Our success depends to a significant extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in our primary markets. Economic conditions within our primary markets, and the state of Texas in general, are influenced by, among other things, real estate prices and commodity prices, including the price of oil and gas specifically. Although our customers’ business and financial interests may extend well beyond our primary markets, adverse conditions that affect our primary markets could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of collateral underlying our loans, affect our ability to attract deposits and generally affect our business, financial condition, results of operations and future prospects. Due to our geographic concentration within our primary markets, we may be less able than other larger regional or national financial institutions to diversify our credit risks across multiple markets.
Our primary markets are susceptible to natural disasters and other catastrophes that could negatively impact the economies of our markets, our operations or our customers, any of which could have a material adverse effect on our business, financial condition and results of operations.
A significant portion of our business is generated from the Greater Houston market, which is susceptible to damage by hurricanes, such as Hurricane Harvey, which struck the Greater Houston market in 2017, and

Hurricane Laura, which struck the Greater Houston market in 2020. We are also subject to tornadoes, floods, droughts and other natural disasters and adverse weather. In addition to natural disasters, man-made
events, such as acts of terror and governmental response to acts of terror, malfunction of the electronic grid and other infrastructure breakdowns, could adversely affect economic conditions in our primary markets. These catastrophic events can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. If the economies in our primary markets experience an overall decline as a result of a catastrophic event, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios may increase substantially after events such as hurricanes, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a catastrophic event. A natural disaster or other catastrophic event could, therefore, result in decreased revenue and loan losses that have a material adverse effect on our business, financial condition and results of operations.
We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
While we invest a significant majority of our total assets in loans and currently invest a small portion of our total assets in investment securities, we may in the future invest a larger portion of our assets in investment securities with the objective of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Although we have not recognized other-than-temporary impairment related to our investment portfolio as of December 31, 2021, changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, among other factors, may cause us to recognize realized and/or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.
Market conditions and economic trends may adversely affect the banking industry and could adversely affect our business, financial condition and results of operations in the future.
Market conditions and economic trends nationally and locally, such as uncertain regulatory conditions, real estate and commodity prices, and changing interest rates could adversely impact our business, financial condition and results of operations. We have direct exposure to the real estate markets in Texas and thus are impacted by declines in real estate values. In addition, while we have limited direct exposure to the oil and gas industry, the economy of the state of Texas is influenced by and financial institutions may be negatively affected by, among other things, volatility in the real estate and oil and gas industries. Our markets are also susceptible to hurricanes and other natural disasters and adverse weather conditions.
Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our loan portfolio is made more complex by market and economic conditions. A national economic downturn or deterioration of conditions in our markets could adversely affect our borrowers and cause losses beyond those that are provided for in our allowance for loan losses and lead to the following consequences:

•	increases in loan delinquencies;

•	increases in nonperforming asses and foreclosures;

•	decreases in demand for our products and services, which could adversely affect our liquidity position; and

•	decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers’ borrowing power and repayment ability.
Risks Related to Cybersecurity, Third-Parties and Technology
We depend on our information technology and telecommunications systems of third parties, and any systems failures, interruptions or data breaches involving these systems could adversely affect our operations and financial condition.
Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems including with third-party servicers and financial intermediaries. We outsource many of our major systems. Specifically, we rely on third parties for certain services, including, but not limited to, core systems processing, website hosting, internet services, monitoring our network and other processing services. The failure of these systems, a cyber security breach involving any of our third-party service providers, or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service.
As a result, if these third-party service providers experience difficulties, are subject to cyber security breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.
In addition, the Bank’s primary federal regulator, the Federal Reserve, has issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the Federal Reserve, have recently issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Accordingly, our operations could be interrupted if any of our third-party service providers experience difficulty, are subject to cyber security breaches, terminate their services or fail to comply with banking regulations, which could adversely affect our business, financial condition and results of operations. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank, which could adversely affect our business, financial condition and results of operations.
The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our ability to conduct our business, manage our exposure to risk or expand our businesses, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause legal or reputational harm.
As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us, our clients, or third parties with whom we interact and that may result in financial losses or increased costs to us or our clients, disclosure or misuse of confidential information belonging to us or personal or confidential information belonging to our clients, misappropriation of assets, litigation, or damage to our reputation. Our industry has seen increases in electronic fraudulent activity, hacking, security breaches, sophisticated social engineering and cyber-attacks within the financial services industry, including in the commercial banking sector, as cyber-criminals have been targeting commercial bank and brokerage accounts on an increasing basis.
Our business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact or on whom we rely. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks. All of these factors increase our risks related to cyber-threats and electronic disruptions.
In addition to well-known risks related to fraudulent activity, which take many forms, such as check “kiting” or fraud, wire fraud, and other dishonest acts, information security breaches and cybersecurity-related incidents have become a material risk in the financial services industry. These threats may include fraudulent or unauthorized access to data processing or data storage systems used by us or by our clients, electronic identity theft, “phishing”, account takeover, denial or degradation of service attacks, and malware or other cyber-attacks. These electronic viruses or malicious code are typically designed to, among other things:

•	obtain unauthorized access to confidential information belonging to us or our clients and customers;

•	manipulate or destroy data;

•	disrupt, sabotage or degrade service on a financial institution’s systems; and

•	steal money.
In recent periods, several governmental agencies and large corporations, including financial service organizations and retail companies, have suffered major data breaches, in some cases exposing not only their confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients and their employees or other third-parties, and subjecting those agencies and corporations to potential fraudulent activity and their clients and other third-parties to identity theft and fraudulent activity in their credit card and banking accounts. Therefore, security breaches and cyber-attacks can cause significant increases in operating costs, including the costs of compensating clients and customers for any resulting losses they may incur and the costs and capital expenditures required to correct the deficiencies in and strengthen the security of data processing and storage systems.
Unfortunately, it is not always possible to anticipate, detect or recognize these threats to our systems, or to implement effective preventative measures against all breaches, whether those breaches are malicious or accidental. Cybersecurity risks for banking organizations have significantly increased in recent years and have been difficult to detect before they occur because of the following, among other reasons:

•	the proliferation of new technologies, and the use of the Internet and telecommunications technologies to conduct financial transactions;

•
these threats arise from numerous sources, not all of which are in our control, including among others human error, fraud or malice on the part of employees or third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, natural disasters or severe weather conditions, health emergencies or pandemics, or outbreaks of hostilities or terrorist acts;

•	the techniques used in cyber-attacks change frequently and may not be recognized until launched or until well after the breach has occurred;

•
the increased sophistication and activities of organized crime groups, hackers, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage;

•
the vulnerability of systems to third parties seeking to gain access to such systems either directly or using equipment or security passwords belonging to employees, customers, third-party service providers or other users of our systems; and

•
our frequent transmission of sensitive information to, and storage of such information by, third parties, including our vendors and regulators, and possible weaknesses that go undetected in our data systems notwithstanding the testing we conduct of those systems.

While we invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and we conduct periodic tests of our security systems and processes, we may not succeed in anticipating or adequately protecting against or preventing all security breaches and cyber-attacks from occurring. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks are becoming more sophisticated and are extremely difficult to prevent. Additionally, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents.
As is the case with
non-electronic
fraudulent activity, cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Although we have not experienced any material fraudulent activity, breaches of our information security or cybersecurity attacks, a successful penetration or circumvention of system security could cause us negative consequences, including loss of customers and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our customers’ and/or third parties’ computers or systems, and could expose us to additional regulatory scrutiny and result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.
We have a continuing need for technological change and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost effective basis.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.
Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop on a cost effective basis systems that will enable us to keep pace with such developments. As a result, they may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.
Risks Related to the Regulation of Our Industry
We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us.
Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the DIF and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividends or distributions that the Bank can pay to us, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.
The ongoing implementation of the Dodd-Frank Act could adversely affect our business, financial condition, and results of operations.
On July 21, 2010, the Dodd-Frank Act was signed into law, and the process of implementation is ongoing. The Dodd-Frank Act imposes significant regulatory and compliance changes on many industries, including ours. There remains significant uncertainty surrounding the manner in which the provisions of the Dodd-Frank Act will ultimately be implemented by the various regulatory agencies and the full extent of the impact of the requirements on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, require the development of new compliance infrastructure, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations could adversely affect our business, financial condition and results of operations.
Banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.
As part of the bank regulatory process, the TDSML and the Federal Reserve periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, one of these banking agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations have become unsatisfactory, or that our Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against us, the Bank or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s deposit insurance. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation could be adversely affected.
Basel III established a stricter regulatory capital framework that requires banking organizations to hold more and higher-quality capital to act as a financial cushion to absorb losses and help banking organizations better withstand periods of financial stress. The final rule increased capital ratios for all banking organizations and introduced a “capital conservation buffer” which is in addition to each capital ratio. If a banking organization fails to exceed its capital conservation buffer, it may be restricted in its ability to pay dividends and discretionary bonus payments to its executive officers. The final rule assigned a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also required unrealized gains and losses on certain “available for sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time
opt-out
is exercised. We exercised this
opt-out
right in our March 31, 2015 quarterly financial filing. As of December 31, 2021, we met all of these new requirements, including the full capital conservation buffer.
Although we currently cannot predict the specific impact and long-term effects that the Dodd-Frank Act, Basel III and associated rulemaking will have on our Company and the banking industry more generally, the Company will be required to maintain higher regulatory capital levels which could impact our operations, net income and ability to grow. Furthermore, the Company’s failure to comply with current or future minimum capital requirements could result in our regulators taking formal or informal actions against us which could restrict our future growth or operations.
Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.
We intend to complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses, and expansion of the Bank’s banking location network, or de novo
branching. Generally, we must receive federal and state regulatory approvals before we can acquire a depository institution or related business insured by the FDIC, or before we open a de novo
branch. In determining whether to approve a proposed acquisition, banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage our reputation and otherwise adversely affect our operations and financial condition.
Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs.
Furthermore, we may not be able to ensure that all of our clients, suppliers, counterparties and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under personal information laws and regulations. Concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers for our products and services and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our operations and financial condition.
Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network established by the U.S. Department of the Treasury, or the Treasury Department, to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control, or OFAC.

In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo
branching.
We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau, or CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. In recent years there has been an increase in the frequency of enforcement actions brought by federal banking regulators, such as the CFPB, dealing with consumer compliance matters such as indirect auto lending, fair lending, account fees, loan servicing and other products and services provided to customers. The ongoing broad rulemaking and enforcement powers of the CFPB have the potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The CFPB has indicated that it may propose new rules on overdrafts and other consumer financial products or services, which could have a material adverse effect on our business, financial condition and results of operations if any such rules limit our ability to provide such financial products or services.
A successful regulatory challenge to an institution’s performance under the CRA, fair lending laws or regulations, or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.
Failure to comply with economic and trade sanctions or with applicable anti-corruption laws could have a material adverse effect on our business, financial condition and results of operations
.
OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. We are responsible for, among other things, blocking accounts of, and transactions with, such persons and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Through our Company and the Bank, and our agents and employees, we are subject to the Foreign Corrupt Practices Act, or the FCPA, which prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a
non-U.S.
government official in order to influence official action or otherwise gain an unfair business advantage. The Company is also subject to applicable anti-corruption laws in the jurisdictions in which it may operate. The Company has implemented policies, procedures, and internal controls that are designed to comply with economic and trade sanctions or with applicable anti-corruption laws, including the FCPA. Failure to comply with economic and trade sanctions or with applicable anti-corruption laws, including the FCPA, could have serious legal and reputational consequences for us.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.
Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.
The expanding body of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.
We service most of our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities, as well as various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities, including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements, which may further adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our financial condition and results of operations could be adversely affected.
In addition, we have sold loans to third parties. In connection with these sales, we make or have made various representations and warranties, breaches of which may result in a requirement that we repurchase the loans, or otherwise make whole or provide other remedies to counterparties. These aspects of our business or our failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.
The Federal Reserve may require us to commit capital resources to support the Bank.
As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing by us in order to make the required capital injection becomes more difficult and expensive and will adversely impact our financial condition, results of operations, or future prospects.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.
In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the U.S. money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of securities by the Federal Reserve, adjustments of both the discount rate and the federal funds rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.
The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we cannot determine the effects of such policies on us at this time, such policies could adversely affect our business, financial condition and results of operations.
Risks Related to an Investment in Our Common Stock
An active trading market for our common stock may not develop.
We completed the initial public offering of our common stock and the Company’s common stock began trading on NASDAQ in November 2021. An active trading market for shares of our common stock may not be sustained. If an active trading market is not sustained, you may have difficulty selling your shares of our common stock at an attractive price, or at all. Consequently, you may not be able to sell your shares of common stock at or above an attractive price at the time that you would like to sell.
The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.
The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•
publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to us;

•	additional or anticipated sales of our common stock or other securities by us or our existing shareholders;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors or us, including the perception that investment in Texas is unattractive or less attractive during periods of low oil prices;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our primary markets or the financial services industry.
The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.
The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.
Actual or anticipated issuances or sales of substantial amounts of our common stock could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Our first amended and restated certificate of formation authorizes us to issue up to 50,000,000 shares of our common stock. In general, all shares of our common stock outstanding are freely tradable, except that certain shares owned by our “affiliates” (as that term is defined in Rule 144 under the Securities Act) and shares purchased in our private placement in 2021 may be resold only in compliance with the certain limitations. We filed a registration statement on Form
S-8
under the Securities Act in December 2021 to register an aggregate of approximately 1,437,624 shares of common stock issued or reserved for issuance under our equity incentive plans. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.
Further, in connection with our initial public offering, we and our directors and executive officers entered into lock-up
agreements that restrict the sale of their holdings of our common stock for a period of 180 days from the date of the underwriting agreement dated November 8, 2021, subject to an extension in certain circumstances. The underwriters, in their discretion, may release any of the shares of our common stock subject to these lock-up
agreements at any time. Further, we issued 2,937,876 shares of our common stock in the private placement completed on August 27, 2021 that was exempt from registration under the Securities Act. Pursuant to the requirements of those exemptions from registration, those shares are generally subject to trading restrictions until an available exemption from registration is available. In general, such trading restrictions will expire, and such shares may be resold, upon the later of (a) 90 days after we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act or (b) six months after the date that such shares were acquired. The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it should be.
In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.
We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.
Our management and board of directors have significant control over our business.
As of December 31, 2021, our directors and executive officers beneficially owned an aggregate of 1,111,883 shares, or approximately 8.1%, of our common stock. Consequently, our management and board of directors may be able to significantly affect our affairs and policies, including the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our Company. The interests of these insiders could conflict with the interests of our other shareholders, including you.
We may incur additional debt or issue new debt securities, which would be senior to our common stock and may cause the market price of our common stock to decline.
At December 31, 2021, we had $1.0 million of debt that ranked senior to our common stock. In the future, we may increase our capital resources by incurring additional borrowings or making offerings of debt or equity securities, which may include senior or additional subordinated notes, classes of preferred shares or common shares. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Preferred shares and debt, if issued, have a preference on liquidating distributions or a preference on dividend or interest payments that could limit our ability to make a distribution to the holders of our common stock. Future issuances and sales of parity preferred stock, or the perception that such issuances and sales could occur, may also cause prevailing market prices for the series of preferred stock and our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. Further issuances of our common stock could be dilutive to holders of our common stock.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our first amended and restated certificate of formation authorizes us to issue up to 1,000,000 shares of one or more series of preferred stock. Our board of directors has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.
We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.
Our primary tangible asset is the stock of the Bank. As such, we depend upon the Bank for cash distributions (through dividends on the Bank’s common stock) that we use to pay our operating expenses, satisfy our obligations and, if determined by our board of directors, to pay dividends on our common stock. Federal statutes, regulations and policies restrict the Bank’s ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, bank regulatory agencies have the ability to restrict the Bank’s payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we will not be able to satisfy our obligations or pay dividends on our common stock.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our incumbent board of directors or management.
Our first amended and restated certificate of formation and our first amended and restated bylaws may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our board of directors or management. Our governing documents include provisions that:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our board of directors;

•	include a classified board of directors, with directors of each class serving a three-year term;

•	eliminate cumulative voting in elections of directors;

•	provide our board of directors with the exclusive right to alter, amend or repeal our first amended and restated bylaws or to adopt new bylaws;

•	require the request of holders of at least 50% of the issued and outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•
require any shareholder derivative suit or shareholder claim against an officer or director of breach of fiduciary duty or violation of the Texas Business Organizations Code, or the TBOC, certificate of formation, or bylaws to be brought in Harris County in the State of Texas, subject to certain exceptions as described below;

•
require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at annual or special meetings of shareholders, to provide timely advanced notice of their intent in writing; and

•
enable our board of directors to increase, at any annual, regular or special meetings of directors, the number of persons serving as directors and to fill up to two vacancies created as a result of the increase by a majority vote of the directors between two successive annual shareholder meetings.

In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act. These laws could delay or prevent an acquisition.
Our first amended and restated bylaws include an exclusive forum provision, which could limit a shareholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our first amended and restated bylaws require that, unless we consent in writing to the selection of an alternative forum, any state court located in Harris County in the state of Texas, or a Harris County State Court, shall be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its shareholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the TBOC, our first amended and restated certificate of formation or our first amended and restated bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, and, if brought outside of Texas, the shareholder bringing the suit will be deemed to have consented to service of process on such shareholder’s counsel, except for, as to each of (i) through (iv) above, any action (A) as to which the Harris County State Court determines that there is an indispensable party not subject to the jurisdiction of the Harris County State Court (and the indispensable party does not consent to the personal jurisdiction of the Harris County State Court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Harris County State Court, (C) for which the Harris County State Court does not have subject matter jurisdiction, or (D) arising under the Securities Act as to which the Harris County State Court and the United States District Court for the Southern District of Texas, Houston Division shall have concurrent jurisdiction.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and the exclusive forum provision of our first amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such an exclusive forum provision as written in connection with claims arising under the Securities Act, and our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the exclusive forum provision of our first amended and restated bylaws.
The exclusive forum provision in our first amended and restated bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. In addition, shareholders who do bring a claim in a Harris County State Court could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Harris County, Texas. Furthermore, if a court were to find the exclusive forum provision contained in our first amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, operating results and financial condition.
The return on your investment in our common stock is uncertain.
An investor in our common stock may not realize a substantial return on his or her investment, or may not realize any return at all. Further, as a result of the uncertainty and risks associated with our operations, many of which are described herein, it is possible that an investor could lose his or her entire investment.
An investment in our common stock is not an insured deposit and is subject to risk of loss.
Shares of our common stock are not savings accounts, deposits or other obligations of our bank or nonbank subsidiaries and are not insured or guaranteed by the FDIC or any other government agency. An investor in our common stock must be capable of affording the loss of your entire investment.
Risks Related to the Exchange Offer
If you do not validly tender your Old Notes, you will continue to hold unregistered Old Notes, and your ability to transfer Old Notes will be limited.
We will only issue New Notes in exchange for Old Notes that you timely and validly tender in accordance with the terms of the exchange offer. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes, and you should carefully follow the instructions on how to tender your Old Notes. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders and withdrawals of Old Notes, neither we, the exchange agent nor any other person will have any duty to give or incur any liability for failure to give such notification. See “The Exchange Offer–Procedures for Tendering Old Notes.”

If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your Old Notes described in the legend on the global notes for the Old Notes. The restrictions on transfer of the Old Notes arose because we issued the Old Notes in a private placement not subject to registration under the Securities Act or applicable state securities laws. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or you offer and sell under an exemption from these requirements. We do not plan to register any sale of the Old Notes under the Securities Act.
The tender of Old Notes under the exchange offer will reduce the principal amount of the Old Notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the Old Notes due to a reduction in liquidity.
For further information regarding the consequences of failing to exchange your Old Notes in the exchange offer, see “The Exchange Offer—Consequences of Failure to Exchange.”
You may not receive New Notes in the exchange offer if you do not properly follow the exchange offer procedures.
We will issue New Notes in exchange for your Old Notes only if you validly tender and do not validly withdraw your Old Notes before expiration of the exchange offer. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders and withdrawals of Old Notes, neither we, the exchange agent nor any other person will have any duty to give or incur any liability for failure to give such notification. If you are the beneficial holder of Old Notes that are held through a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such Old Notes in the exchange offer, you should promptly contact the person through whom your Old Notes are held and instruct that person to tender your Old Notes on your behalf in accordance with the procedures described in this prospectus and the accompanying letter of transmittal.
Old Notes that are not tendered or that are tendered but not accepted for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act, and upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement that we entered into with the initial purchasers of the Old Notes will terminate. See “The Exchange Offer—Procedures for Tendering Old Notes” and “The Exchange Offer—Consequences of Failure to Exchange.”
Some holders who exchange their Old Notes may be deemed to be underwriters, and these holders will be required to comply with additional requirements under the Securities Act.
Based on interpretations of the Securities Act by the staff of the SEC contained in certain no-action
letters issued to other parties, we believe that you, or any other person receiving New Notes, may offer for resale, resell, or otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act. Our belief that transfers of New Notes would be permitted without registration or prospectus delivery under the conditions described above is based on interpretations by the staff of the SEC given to other, unrelated issuers in similar exchange offers. The staff of the SEC has not considered the exchange offer in the context of a no-action
letter, and we cannot assure you that the staff of the SEC would make a similar interpretation with respect to the exchange offer. Additionally, in some instances described in this prospectus under “Plan of Distribution,” certain holders of New Notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to resell the New Notes. If any such holder transfers any New Notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such holder may incur liability under the Securities Act. We do not and will not assume, or indemnify any such holder or other person against, such liability.

Risks Related to the Notes
You should not rely on indicative or historical data concerning SOFR.
The interest rate during the floating rate period will be determined using Three-Month Term SOFR (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to Three-Month Term SOFR, in which case the rate of interest will be based on the next-available Benchmark Replacement). In the following discussion of the Secured Overnight Financing Rate, or SOFR, when we refer to SOFR-linked notes, we mean the notes at any time when the interest rate on the notes is or will be determined based on SOFR, including Three-Month Term SOFR.
SOFR is published by the Federal Reserve Bank of New York, or FRBNY, and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral U.S. Treasury repurchase agreement, or repo, transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation, or FICC, a subsidiary of The Depository Trust & Clearing Corporation, or DTCC. SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.
FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-
party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the
tri-party
repo market, as well as general collateral finance repo transaction data and data on bilateral
U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service.
FRBNY states that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.
FRBNY started publishing SOFR in April 2018. FRBNY has also started publishing historical indicative SOFRs dating back to 2014, although this historical indicative data inherently involves assumptions, estimates and approximations. You should not rely on this historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.
SOFR may be more volatile than other benchmark or market rates.
Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical actual or historical indicative data. In addition, the return on and value of the SOFR-linked notes may fluctuate more than floating rate securities that are linked to less volatile rates.
Changes in SOFR could adversely affect the amount of interest that accrues on the SOFR-linked notes and the trading prices for the SOFR-linked notes.
Because SOFR is published by FRBNY based on data received from other sources, we have no control over its determination, calculation or publication. There can be no assurance that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the SOFR-linked notes. If the manner in which SOFR is calculated is changed, that change may result in a change in the amount of interest that accrues on the SOFR-linked notes, which may adversely affect the trading prices of the SOFR-linked notes. In addition, the interest rate on the SOFR-linked notes for any day will not be adjusted for any modification or amendment to SOFR for that day that FRBNY may publish if the interest rate for that day has already been determined prior to such publication. Further, if the Benchmark rate on the SOFR-linked notes during the floating rate period for any interest period declines to zero or becomes negative, interest will only accrue on the SOFR-linked notes at a rate equal to the spread of 3.15% per annum with respect to that interest period. There is no assurance that changes in SOFR could not have a material adverse effect on the yield on, value of and market for the SOFR-linked notes.
SOFR differs fundamentally from, and may not be a comparable substitute for, U.S. dollar LIBOR.
In June 2017, the Alternative Reference Rates Committee, or
ARRC
, convened by the Federal Reserve and FRBNY announced SOFR as its recommended alternative to the London interbank offered rate for U.S. dollar obligations
, or U.S. dollar LIBOR. However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from
U.S. dollar LIBOR. For example, SOFR is a secured overnight rate, while U.S. dollar LIBOR is an unsecured rate that represents interbank funding over different maturities. In a ddition, because SOFR is a transaction-based rate, it is backward-looking, whereas U.S. dollar LIBOR is forward-looking. Because of these and other differences, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have done at any time, and there is no guarantee that it is a comparable substitute for
U.S. dollar LIBOR.
Any failure of SOFR to gain market acceptance could adversely affect the trading prices of the SOFR- linked notes.
SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered to be a good representation of general funding conditions in the overnight U.S. Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR to be a suitable substitute or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen its market acceptance. Any failure of SOFR to gain market acceptance could adversely affect the return on, value of and market for the SOFR-linked notes.
Any market for the SOFR-linked notes may be illiquid or unpredictable.
Since SOFR is a relatively new market index, SOFR-linked debt securities likely will have no established trading market when issued, and an established trading market for the SOFR-linked notes may never develop or may not be very liquid. Market terms for securities that are linked to SOFR, such as the spread over the base rate reflected in the interest rate provisions, may evolve over time, and as a result, trading prices of the SOFR-linked notes may be lower than those of later-issued securities that are linked to SOFR. Similarly, if SOFR does not prove to be widely used in securities that are similar or comparable to the SOFR-linked notes, the trading price of the SOFR-linked notes may be lower than those of securities that are linked to rates that are more widely used. You may not be able to sell the SOFR-linked notes at all or may not be able to sell the SOFR-linked notes at prices that will provide you with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk. The manner of adoption or application of reference rates based on SOFR in the bond and equity markets may differ materially compared with the application and adoption of SOFR in other markets, such as the derivatives and loan markets. You should carefully consider how any potential inconsistencies between the adoption of reference rates based on SOFR across these markets may impact any hedging or other financial arrangements which you may put in place in connection with any acquisition, holding or disposal of the SOFR-linked notes.

The interest rate for the notes during the floating rate period may be determined based on a rate other than Three-Month Term SOFR.
Under the terms of the notes, the interest rate on the notes for each interest period during the floating rate period will be based on Three-Month Term SOFR, a forward-looking term rate for a tenor of three months that will be based on SOFR. On July 29, 2021, the ARRC formally recommended the use of the CME Group’s computation of forward-looking SOFR term rates. Uncertainty surrounding the adoptions and use of Three-Month Term SOFR or forward-looking term rates based on SOFR could have a material adverse effect on the return on, value of and market for the notes. If, at the commencement of the floating rate period for the Notes, we determine that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible, then the next-available Benchmark Replacement under the benchmark transition provisions will be used to determine the interest rate on the notes during the floating rate period (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to that next- available Benchmark Replacement).
Under the terms of the notes, the calculation agent is expressly authorized to make determinations, decisions or elections with respect to technical, administrative or operational matters that it decides may be appropriate to reflect the use of Three-Month Term SOFR as the interest rate basis for the notes in a manner substantially consistent with market practice, which are defined in the terms of the indenture as “Three- Month Term SOFR Conventions.” Such determination and implementation of any Three-Month Term SOFR Conventions could result in adverse consequences to the amount of interest that accrues on the notes during the floating rate period, which could adversely affect the return on, value of and market for the notes.
Any Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR.
Under the benchmark transition provisions of the notes, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR, then the interest rate on the notes during the floating rate period will be determined using the next-available Benchmark Replacement (which may include a related Benchmark Replacement Adjustment). However, the Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR. For example, Compounded SOFR, the first available Benchmark Replacement, is the compounded average of the daily Secured Overnight Financing Rates calculated in arrears, while Three-Month Term SOFR is intended to be a forward-looking rate with a tenor of three months. In addition, very limited market precedent exists for securities that use Compounded SOFR as the rate basis, and the method for calculating Compounded SOFR in those precedents varies. Further, the ISDA Fallback Rate, which is another Benchmark Replacement, may change over time.
The implementation of Benchmark Replacement Conforming Changes could adversely affect the amount of interest that accrues on the notes and the trading prices for the notes.
Under the benchmark transition provisions of the notes
, if a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i)
 the Relevant Governmental Body (such as the ARRC), (ii) ISDA or
(iii) in certain circumstances, the calculation agent. In addition, the benchmark transition provisions expressly authorize the calculation agent to make certain changes, which are defined in the terms of the indenture as “Benchmark Replacement Conforming Changes,” with respect to, among other things, the determination of interest periods, and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest that accrues on the notes during the floating rate period, which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

The amount of interest payable on the notes will vary after April 1, 2027.
During the fixed rate period, the notes bear interest at an initial rate of 5.500% per annum. Thereafter, the notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus 315 basis points, subject to the terms of the indenture. The per annum interest rate that is determined at the reference time for each interest period will apply to the entire quarterly interest period following such determination date even if the Benchmark rate increases during that period.
Floating rate notes bear additional risks not associated with fixed rate debt securities. These risks include fluctuation of the interest rates and the possibility that you will receive an amount of interest that is lower than expected. We have no control over a number of matters that may impact prevailing interest rates, including, without limitation, economic, financial, and political events that are important in determining the existence, magnitude, and longevity of market volatility, and other risks and their impact on the value of, or payments made on, the notes. In recent years, interest rates have been volatile, and that volatility may be expected in the future.
We will act as the initial calculation agent and may have economic interests adverse to the interests of the holders of the notes.
The calculation agent will determine the interest rate during the floating rate period. We will act as the initial calculation agent for the notes. Any exercise of discretion by us under the terms of the notes, including, without limitation, any discretion exercised by us acting as calculation agent, could present a conflict of interest. In making the required determinations, decisions and elections, we may have economic interests that are adverse to the interests of the holders of the notes, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of, and market for the notes. Any determination by us, as the calculation agent, will be final and binding absent manifest error.
Because the notes may be redeemed at our option under certain circumstances prior to their maturity, you may be subject to reinvestment risk.
Subject to the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency), to the extent that such approval is then required under applicable laws or regulations, including capital regulations, we may redeem the notes at our option (i) in whole or in part beginning with the interest payment date of April 1, 2027, and on any interest payment date thereafter. In addition, at any time at which any notes remain outstanding, subject to the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency), to the extent that such approval is then required under applicable laws or regulations, including capital regulations, we may redeem the notes in whole but not in part upon the occurrence of (i) a “Tier 2 Capital Event,” (ii) a “Tax Event” or (iii) an “Investment Company Event”. In the event that we redeem the notes, holders of the notes will receive only the principal amount of the notes plus any accrued and unpaid interest to, but excluding, such redemption date. If any redemption occurs, holders of the notes will not have the opportunity to continue to accrue and be paid interest to the Maturity Date. Any such redemption may have the effect of reducing the income or return that you may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes.
Investors should not expect us to redeem the notes on or after the date on which they become redeemable at our option. Under Federal Reserve regulations, unless the Federal Reserve authorizes us in writing to do otherwise, we may not redeem the notes unless they are replaced with other Tier 2 capital instruments or unless we can demonstrate to the satisfaction of the Federal Reserve that, following redemption, we will continue to hold capital commensurate with our risk.
Our obligations under the notes are unsecured and subordinated to any senior indebtedness of the Company.
The notes are general unsecured, subordinated obligations of the Company. Accordingly, they are junior in right of payment to any of our existing and future senior indebtedness of the Company. The notes rank equally with all of our other existing and future subordinated indebtedness, including any indebtedness issued in the future under the indenture. In addition, the notes are effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness, and are structurally subordinated to any existing and future liabilities and obligations, including deposits, of our current and future subsidiaries, including the Bank. As of March 31, 2022, the Company had, in the aggregate, outstanding debt and deposits of $2.6 billion, which rank senior to the Notes. In addition, as of March 31, 2022, the Company had a senior credit facility for $30,875,000 that, as of March 31, 2022, had an outstanding balance of approximately $1 million and ranks senior to the Subordinated Notes.
In addition, the Notes are not secured by any of our assets. The indenture does not limit the amount of senior indebtedness and other financial obligations or secured obligations that we or our subsidiaries may incur.
As a result of the subordination provisions described above and in the following paragraph, holders of notes may not be fully repaid in the event of our bankruptcy, liquidation or reorganization.
The notes are not obligations of, or insured or guaranteed by, the Federal Deposit Insurance Corporation, or FDIC, any other governmental agency or any of our subsidiaries and are structurally subordinated to all liabilities of our subsidiaries.
The notes are obligations of the Company only and are not obligations of, or guaranteed or insured by, the FDIC, any other governmental agency or any of our subsidiaries, including the Bank. The notes are structurally subordinated to all existing and future indebtedness and other liabilities and obligations of our subsidiaries, which means that creditors of our subsidiaries (including, in the case of the Bank, its depositors) generally will be paid from those subsidiaries’ assets before holders of the notes would have any claims to those assets. Even if we become a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any debt of that subsidiary senior to the debt held by us, and our rights could otherwise be subordinated to the rights of other creditors and depositors of that subsidiary. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on the notes.
We may incur a substantial level of debt that could materially adversely affect our ability to generate sufficient cash to fulfill our obligations under the notes.
Neither we, nor any of our subsidiaries, are subject to any limitations under the terms of the indenture from issuing, accepting or incurring any amount of additional debt, deposits or other liabilities, including senior indebtedness or other obligations ranking senior to or equally with the notes. We expect that we and our subsidiaries will incur additional debt and other liabilities from time to time, and our level of debt and the risks related thereto could increase.
A substantial level of debt could have important consequences to holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt, including the notes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for other purposes;

•	increasing our vulnerability to adverse economic and industry conditions, which could place us at a disadvantage relative to our competitors that have less debt;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

•	limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.
In addition, a breach of any of the restrictions or covenants in our existing debt agreements could cause a cross-default under other debt agreements. A significant portion of our debt then may become immediately due and payable. We are not certain whether, if this were to occur, we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any of our debt is accelerated, our assets may not be sufficient to repay such debt in full.
The indenture has limited covenants and does not contain any limitations on our ability to grant or incur a lien on our assets, sell or otherwise dispose of assets, pay dividends or repurchase our capital stock, which means your investment may not be protected.
In addition to the absence of any restrictions on us or our subsidiaries on incurring any additional debt or other liabilities, we are not restricted under the indenture from granting security interests over our assets, or from paying dividends or issuing or repurchasing our securities. Also, there are no covenants in the indenture requiring us to achieve or maintain any minimum financial results relating to our financial position or results of operations. You are not protected under the indenture in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect our ability to make payments on the notes when due.
Our access to funds from the Bank may become limited, thereby restricting our ability to make payments on our obligations.
The Company is a separate and distinct legal entity from the Bank and our other subsidiaries. Our principal sources of funds to make payments on the notes and our other obligations are dividends, distributions and other payments from the Bank.
Federal and state banking regulations limit dividends from the Bank to us. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below regulatory minimum capital levels. Additionally, limits exist on banks paying dividends in excess of net income for specified periods. In addition, federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice.
Dividend payments from the Bank would also be prohibited under the “prompt corrective action” regulations of federal bank regulators if the Bank is, or after payment of such dividends would be, undercapitalized under such regulations. In addition, the Bank is subject to restrictions under federal law that limit its ability to transfer funds or other items of value to us and our non-bank
subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value. Unless an exemption applies, these transactions by the Bank with us are limited to 10% of the Bank’s capital stock and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of the Bank’s capital stock and surplus. Moreover, loans and extensions of credit by the Bank to its affiliates, including us, generally are required to be secured in specified amounts. A bank’s transactions with its non-bank
affiliates also are required generally to be on
arm’s-length
terms.
Accordingly, we can provide no assurance that we will receive dividends or other distributions from our subsidiaries, including the Bank, in an amount sufficient to pay interest on or principal of the notes.
We may not be able to generate sufficient cash to service all of our debt, including the notes.
Our ability to make scheduled payments of principal and interest, or to satisfy our obligations in respect of our debt or to refinance our debt, will depend on the future performance of our operating subsidiaries, primarily the

Bank. Prevailing economic conditions (including interest rates), regulatory constraints, including, among other things, limiting distributions to us from the Bank and required capital levels with respect to the Bank and certain of our nonbank subsidiaries, and financial, business and other factors, many of which are beyond our control, will also affect our ability to meet these needs. Our subsidiaries may not be able to generate sufficient cash flows from operations, or we may be unable to obtain future borrowings in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt when needed on commercially reasonable terms or at all.
Regulatory guidelines may restrict our ability to pay the principal of and accrued and unpaid interest on, the notes, regardless of whether we are the subject of an insolvency proceeding.
As a bank holding company, our ability to pay the principal of, and interest on, the notes is subject to the rules and guidelines of the Federal Reserve regarding capital adequacy. We intend to treat the notes as “Tier 2 capital” under these rules and guidelines. The Federal Reserve guidelines generally require us to review the effects of the cash payment of Tier 2 capital instruments, such as the notes, on our overall financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the amounts we have paid on Tier 2 capital instruments for those periods, as well as our projected rate of earnings retention. Moreover, pursuant to federal law and the Federal Reserve regulations, as a bank holding company, we are required to act as a source of financial and managerial strength to the Bank and commit resources to its support, including the guarantee of its capital plans if it becomes undercapitalized. Such support may be required at times when we may not otherwise be inclined or able to provide it. As a result of the foregoing, we may be unable to pay accrued interest on the notes on one or more of the scheduled interest payment dates, or at any other time, or the principal of the notes at the maturity of the notes.
If we were to be the subject of a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, the bankruptcy trustee would be deemed to have assumed, and would be required to cure, immediately any deficit under any commitment we have to any of the federal banking agencies to maintain the capital of the Bank, and any other insured depository institution for which we have such a responsibility, and any claim for breach of such obligation would generally have priority over most other unsecured claims
Holders of the notes will have limited rights, including limited rights of acceleration, if there is an event of default.
Payment of principal on the notes may be accelerated only in the case of certain events of bankruptcy or insolvency involving us or the Bank. There is no automatic acceleration, or right of acceleration, in the case of default in the payment of principal of or interest on the notes, or in the performance of any of our other obligations under the notes or the indenture. Our regulators can, in the event we or the Bank become subject to an enforcement action, prohibit the Bank from paying dividends to us, and prevent payment of interest or principal on the notes and any dividends on our capital stock, but such limits will not permit acceleration of the notes.
Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.
The notes are a new issue of securities for which there is no established trading market, and we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on a quotation system following registration of the notes pursuant to the terms of the Registration Rights Agreement. In addition, the liquidity of any trading market for the notes, if any, will depend upon, among other things, the number of holders of the notes, our performance and prospects, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. As a result, we cannot provide you with any assurance regarding whether a trading market for the notes will develop or the ability of holders of the notes to sell their notes.

The market value of the notes may be less than the principal amount of the notes.
If a market develops for the notes, the prices at which holders may be able to sell their notes may be affected, potentially adversely, by a number of factors. These factors include: the method of calculating the principal, premium, if any, interest or other amounts payable, if any, on the notes; the time remaining to maturity of the notes; the ranking of the notes; the aggregate amount outstanding of the notes; any redemption or repayment features of the notes; any changes in the ratings on the notes provided by any rating agency; the prevailing interest rates being paid by other companies similar to us; the level, direction, and volatility of market interest rates generally; general economic conditions of the capital markets in the United States; geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally; the extent of any market-making activities, if any, with respect to the notes; and the operating performance of the Bank. Often, the only way to liquidate your investment in the notes prior to maturity will be to sell the notes. At that time, there may be a very illiquid market for the notes or no market at all.
Our credit ratings may not reflect all risks of an investment in the notes, and changes in our credit ratings may adversely affect your investment in the notes.
The credit ratings of our indebtedness are an assessment by rating agencies of our ability to pay our debts when due. These ratings are not recommendations to purchase, hold or sell the notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor, are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. The ratings are based on current and historical information furnished to the rating agencies by us and information obtained by the rating agencies from other sources. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time, or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant.
The credit ratings assigned to the notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading value of, the notes. In addition, any real or anticipated changes in our credit ratings will generally affect the trading market for, or the trading value of, the notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed in an investment in the notes and the suitability of investing in the notes in light of your particular circumstances.
A downgrade of our credit ratings or the ratings of our subsidiaries or other financial institutions could have a material adverse impact on us and the value of and market for the notes.
Rating agencies continuously evaluate us and our subsidiaries, and their ratings of our long-term and short-term debt are based on a number of factors, including financial strength, as well as factors not entirely within our control, such as conditions affecting the financial services industry generally. In light of these reviews and the continued focus on the financial services industry generally, we and our subsidiaries may not be able to maintain our current credit ratings. Ratings downgrades by a rating agency could have a significant and immediate impact on our funding and liquidity through cash obligations, reduced funding capacity and collateral triggers. A reduction in our or our subsidiaries’ credit ratings could also increase our borrowing costs and limit access to the capital markets. These changes could have a material adverse impact on the value of and market for the notes.
Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we transact could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. Additionally, we could be adversely affected by a general, negative perception of financial institutions caused by the downgrade of other financial institutions. Accordingly, ratings downgrades for other financial institutions could affect the market price of our stock and could limit our access to or increase our cost of capital. These changes could have a material adverse impact on the value of and market for the notes.

USE OF PROCEEDS
The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into with the initial purchasers of the Old Notes. We will not receive any cash proceeds from the exchange offer. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive for cancellation a like principal amount of the Old Notes. Old Notes that are surrendered in exchange for New Notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the New Notes under the exchange offer will not result in any increase in our outstanding indebtedness.

THE EXCHANGE OFFER
General
In connection with the issuance of the Old Notes, we entered into registration rights agreements with the initial purchasers of the Old Notes, which provides for the exchange offer we are making pursuant to this prospectus. The exchange offer will permit eligible holders of Old Notes to exchange their Old Notes for New Notes that are identical in all material respects with the Old Notes, except that:

•	the New Notes have been registered with the SEC under the Securities Act and, as a result, will not bear any legend restricting their transfer;

•	the New Notes bear different a CUSIP number from the Old Notes;

•	the New Notes generally will not be subject to transfer restrictions;

•	holders of the New Notes are not entitled to registration rights under the registration rights agreement or otherwise; and

•
because the New Notes will not be entitled to registration rights, holders of the New Notes will not have the right to additional interest under the circumstances described in the registration rights agreement relating to our fulfillment of our registration obligations.

The New Notes will evidence the same debt as the Old Notes. Holders of the New Notes will be entitled to the benefits of the indenture. Accordingly, the New Notes and the Old Notes will be treated as a single series of subordinated debt securities under the indenture. Old Notes that are not accepted for exchange in the exchange offer will remain outstanding and interest on those Old Notes will continue to accrue at the applicable interest rate and be subject to the terms of the applicable indenture.
The exchange offer does not depend on any minimum aggregate principal amount of Old Notes being tendered for exchange.
We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Exchange Act, and the related rules and regulations of the SEC applicable to transactions of this type.
We will be deemed to have accepted validly tendered Old Notes if and when we have given oral or written notice to the exchange agent of our acceptance of such Old Notes. Subject to the terms and conditions of the exchange offer, delivery of New Notes will be made by the exchange agent after receipt of our notice of acceptance. The exchange agent will act as agent for the holders of Old Notes tendering their Old Notes for the purpose of receiving New Notes from us in exchange for such tendered and accepted Old Notes. The exchange offer is subject to the conditions set forth below under “The Exchange Offer-Conditions.” As a result of these conditions (which may be waived by us, in whole or in part, in our absolute discretion), we may not be required to exchange any of the Old Notes. In such case, or if any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return or cause to be returned the Old Notes not exchanged to the tendering holder after the expiration or termination of the exchange offer.
If a holder of Old Notes validly tenders Old Notes in the exchange offer, the tendering holder will not be required to pay us brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal and certain limited exceptions described in this prospectus and the letter of transmittal, the tendering holder will not be required to pay transfer taxes for the exchange of Old Notes. Subject to certain exceptions described in this prospectus, we will pay all of the expenses in connection with the exchange offer, other than certain applicable taxes. See “The Exchange Offer–Fees and Expenses.”

Holders of outstanding Old Notes do not have any appraisal, dissenters’ or similar rights in connection with the exchange offer. Outstanding Old Notes that are not tendered, or are tendered but not accepted, in connection with the exchange offer will remain outstanding. See “Risk Factors-Risks Related to the Exchange Offer.”
NEITHER WE NOR THE EXCHANGE AGENT ARE MAKING ANY RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING OLD NOTES IN THE EXCHANGE OFFER. IN ADDITION, NEITHER WE NOR THE EXCHANGE AGENT HAVE AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING OLD NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF OUTSTANDING OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITION AND INDIVIDUAL REQUIREMENTS.
Registration Rights Agreement
We issued the Old Notes in a private placement not subject to registration under the Securities Act or applicable state securities laws. In connection with the issuance of the Old Notes, we entered into a registration rights agreement with the initial purchasers of the Old Notes, and we are making the exchange offer to comply with our contractual obligations under the registration rights agreement.
The following provides a summary of certain terms of the registration rights agreement. This summary is qualified in its entirety by reference to the complete registration rights agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.
Under the terms of the registration rights agreement, we agreed to register the New Notes and undertake the exchange offer. The exchange offer is intended to satisfy the rights of holders of Old Notes under that registration rights agreement. After the exchange offer is completed, we will have no further obligations, except under the limited circumstances described below, to provide for any exchange or undertake any further registration with respect to the Old Notes.
Under the terms of the registration rights agreement, we agreed, among other things, to use commercially reasonable efforts to:

•
file a registration statement with the SEC on or prior to the 60th day after March 31, 2022 with respect to a registered offer to exchange the Registrable Securities (as defined below) for the New Notes;

•	cause that registration statement to be declared effective by the SEC no later than 120 days after March 31, 2022;

•	cause that registration statement to remain effective until the closing of the exchange offer;

•
commence the exchange offer promptly after the effectiveness of the registration statement and keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is given to the holders of the Old Notes; and

•	consummate the exchange offer no later than 45 days after the effective date of that registration statement.
“Registrable Securities” means the Old Notes; provided that any Old Notes cease to be Registrable Securities when (i) a registration statement with respect to such Old Notes shall have been declared effective under the Securities Act and such Old Notes shall have been exchanged or disposed of pursuant to such registration statement, (ii) such Old Notes shall have been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act, or are eligible to be resold pursuant to Rule 144 under the Securities Act without regard to the public information requirements thereunder, (iii) such Old Notes shall have ceased to be outstanding, (iv) such Old Notes were eligible for exchange under an exchange offer registration statement that was declared effective under the Securities Act but were not exchanged at the election of the holder during the period the exchange offer was open, or (v) such Old Notes have been exchanged for New Notes which have been registered pursuant to the exchange offer registration statement upon consummation of the exchange offer unless, in the case of any New Notes referred to in this clause (v), such New Notes are held by any broker-dealer who holds Registrable Securities acquired for its own account as a result of market-making activities or other trading activities or otherwise are not freely tradable by such participating broker-dealers without any limitations or restrictions under the Securities Act (in which case, such New Notes will be deemed to be Registrable Securities until such time as such New Notes are sold to a purchaser in whose hands such New Notes are freely tradeable without any limitations or restrictions under the Securities Act)
We also agreed to issue and exchange New Notes for all Old Notes validly tendered and not validly withdrawn before the expiration of the exchange offer. We are sending this prospectus, together with a letter of transmittal, to all the holders of the Old Notes known to us. For each Old Note validly tendered to us in the exchange offer and not validly withdrawn, the holder will receive a New Note having a principal amount equal to the principal amount of the tendered Old Note. Old Notes may be exchanged, and New Notes will be issued, only in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof.
We further agreed that, under certain circumstances, we would file a shelf registration statement with the SEC that would allow resales by certain holders of the Old Notes in lieu of such holders participating in the exchange offer.
Eligibility; Transferability
We are making the exchange offer in reliance on interpretations of the Securities Act by the staff of the SEC set forth in several no-action
letters issued to other parties. We have not sought or received our own no-action
letter from the staff of the SEC with respect to the exchange offer and the related transactions, and there can be no assurance that the staff of the SEC will make a determination in the case of the exchange offer and such transactions that is similar to its determinations in the above mentioned no-action
letters. However, based on these existing SEC staff interpretations, we believe that you, or any other person receiving New Notes, may offer for resale, resell or otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are not, nor is any such person, an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are, or the person receiving the New Notes is, acquiring the New Notes in the ordinary course of business;

•	you do not, nor does any such person, have an arrangement or understanding with any person to participate in any distribution (within the meaning of the Securities Act) of the New Notes;

•
you are not, nor is any such person, a broker-dealer registered under the Exchange Act, and you are not engaged in and do not intend to engage in, nor is any such person engaged in or intending to engage in, any distribution (within the meaning of the Securities Act) of the New Notes; and

•	you are not acting on behalf of any person who could not truthfully make these statements.
To participate in the exchange offer, you must represent as a holder of Old Notes that each of these statements is true.
In addition, in order for broker-dealers registered under the Exchange Act to participate in the exchange offer, each such broker-dealer must also: (i) represent that it is participating in the exchange offer for its own account and is exchanging Old Notes acquired as a result of market-making activities or other trading activities; (ii) confirm that it has not entered into any arrangement or understanding with us or any of our affiliates to distribute the New Notes; and (iii) acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. The letter of transmittal to be delivered in connection with a tender of the Old Notes states that by so acknowledging and by delivering a prospectus such broker- dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the New Notes received in exchange for the Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days following the expiration date of the exchange offer, we will amend or supplement this prospectus to expedite or facilitate the disposition of any New Notes by such broker-dealers.
Any holder of Old Notes (i) who is our affiliate, (ii) who does not acquire the New Notes in the ordinary course of business, (iii) who participates in or intends to participate in the exchange offer for the purpose of, or with a view to, distributing the New Notes, or (iv) who is a broker-dealer who purchased the Old Notes directly from us:

•	will not be able to rely on the interpretations of the staff of the SEC set forth in the no-action letters described above;

•	will not be able to tender Old Notes in the exchange offer; and

•
must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the New Notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities or blue sky laws of such jurisdiction.
Expiration of the Exchange Offer; Extensions; Amendments
The exchange offer will expire at 5:00 p.m., New York City time, on                    , 2022, or at such later date or time to which we may extend the exchange offer. We refer to such date, as it may be extended, as the expiration date. To extend the exchange offer, we will notify the exchange agent and each registered holder of the Old Notes of any extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.
We reserve the right to extend the exchange offer, delay accepting any tendered Old Notes or, if any of the conditions described below under the heading “The Exchange Offer-Conditions” have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give oral or written notice of any delay, extension or termination of, or amendment to, the exchange offer to the exchange agent. We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is given to holders of the Old Notes.
If we amend the exchange offer in a manner that we consider material, we will disclose that amendment by means of a prospectus supplement, and we will extend the exchange offer so that at least five business days remain in the exchange offer following notice of the material change.
If we terminate or withdraw the exchange offer, we will promptly pay the consideration offered, or return any Old Notes deposited, under the exchange offer as required by Rule
14e-1(c)
under the Exchange Act.

Conditions
The exchange offer is not conditioned on any minimum aggregate principal amount of Old Notes being tendered or accepted for exchange. Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue any New Notes for, any Old Notes and may terminate or amend the exchange offer before the acceptance of the Old Notes, if:

•	such Old Notes are tendered to us other than in accordance with the terms and conditions of the exchange offer;

•	we determine that the exchange offer, or the making of any exchange by a holder, violates any applicable law or any applicable interpretation by the staff of the SEC; or

•
any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We reserve the absolute right to waive these conditions in whole or in part at any time and from time to time in our sole discretion prior to the expiration date, subject to applicable law. Our failure at any time to exercise any of the above rights will not be considered a waiver of that right, and that right will be considered an ongoing right which we may assert at any time and from time to time.
In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at any time any stop order is threatened or issued by the SEC with respect to the registration statement for the exchange offer and the New Notes or the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). In any such event, we must use our commercially reasonable efforts to obtain the withdrawal of any such stop order as soon as practicable and provide prompt notice to each holder of the withdrawal of any such stop order.
Further, we will not be obligated to accept for exchange the Old Notes of any holder that has not made to us the representations described under “The Exchange Offer-Eligibility; Transferability” and “Plan of Distribution.”
Procedures for Tendering Old Notes
To participate in the exchange offer, you must validly tender your Old Notes to the exchange agent as described below. It is your responsibility to validly tender your Old Notes.
If you have any questions or need help in exchanging your Old Notes, please contact the exchange agent, whose address, phone number and email address are set forth below in “
The Exchange Offer—Exchange Agent.
”
Book-Entry Old Notes
For any Old Notes that were issued in book-entry form and are currently represented by global certificates held for the account of DTC, as depositary, or its nominee, is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for New Notes. Therefore, to validly tender Old Notes and to obtain New Notes, you must comply with the procedures described below to initiate the exchange agent’s book-entry transfer of the Old Notes into the exchange agent’s account at DTC using DTC’s ATOP procedures. To comply with those procedures, you must cause:

•	a properly transmitted “ agent’s message ” (as defined below) to be received by the exchange agent through ATOP prior to 5:00 p.m., New York City time, on the expiration date; and

•
a timely confirmation of a book-entry tender of the Old Notes into the exchange agent’s account at DTC through ATOP pursuant to the procedure for book-entry transfer described below to be received by the exchange agent prior to 5:00 p.m. New York City time on the expiration date.

Following receipt of a properly transmitted “
agent’s message,
” the exchange agent will establish an ATOP account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer. Any financial institution that is a DTC participant, including your broker or bank, may make a book-entry tender of outstanding Old Notes by causing the book-entry transfer of such Old Notes into the exchange agent’s ATOP account in accordance with DTC’s procedures for such transfers. Subject to the terms of the exchange offer, following the expiration or termination of the exchange offer, the exchange agent will exchange Old Notes validly tendered and not validly withdrawn prior to such expiration or termination for an equal principal amount of New Notes by credit to the holder’s account at DTC. If the entire principal amount of all Old Notes held by a holder is not tendered, then Old Notes for the principal amount of the Old Notes not tendered and accepted will be returned by credit to the holder’s account at DTC following the expiration date.
The term “
agent’s message
” means a message transmitted by a DTC participant to DTC, and thereafter transmitted by DTC to the exchange agent, which states that DTC has received an express acknowledgement from the participant stating that such participant and beneficial holder agree to be bound by the terms of the exchange offer, including the letter of transmittal, and that such agreement may be enforced against such participant.
Each agent’s message must include the following information:

•	name of the beneficial owner tendering such Old Notes;

•	account number of the beneficial owner tendering such Old Notes;

•	principal amount of Old Notes tendered by such beneficial owner; and

•	a confirmation that the beneficial owner of the Old Notes has agreed to be bound by the terms of the accompanying letter of transmittal.
The delivery of the Old Notes through DTC, and any transmission of an agent’s message through ATOP, is at the election and risk of the person tendering Old Notes. If we do not accept any tendered Old Notes for exchange or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged
Old Notes will be returned, without expense, to their tendering holder by crediting the holder’s account at DTC, following the expiration or termination of the exchange offer.
By using the ATOP procedures to exchange Old Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, by using the ATOP procedures to tender and exchange Old Notes, you will be bound by the terms of the letter of transmittal, and you will be deemed to have made the acknowledgements and the representations and warranties it contains, just as if you had signed it. Each tendering holder, by delivery of an agent’s message, waives any right to receive any notice of the acceptance of such tender.
Physical Notes
For any Old Notes that were issued in physical form, the holder must physically tender such Old Notes for New Notes. Therefore, to tender Old Notes subject to the exchange offer and to obtain New Notes you must deliver to UMB Bank, N.A., the exchange agent, at its address listed under “The Exchange Offer—Exchange Agent”:

•	the physical Old Note;

•	a properly completed and duly executed letter of transmittal; and

•	all other documents required by the letter of transmittal.

The method of delivery of original notes, letters of transmittal and all other required documents is at the holder’s election and risk. Holders of physical Old Notes should not send letters of transmittal or other required documents to us. If we do not accept any tendered Old Notes for exchange or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged
physical Old Notes will be returned, without expense, to their tendering holder, following the expiration or termination of the exchange offer.
General Procedures
We will determine all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right, in our sole and absolute discretion, to reject any and all Old Notes not validly tendered or any Old Notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion subject to applicable law, to waive or amend any of the conditions of the exchange offer or to waive any defects, irregularities or conditions of tender as to any particular Old Notes, either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the accompanying letter of transmittal) will be final and binding on all parties. No alternative, conditional or contingent tenders will be accepted. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within a time period we will reasonably determine. We are not required to waive defects and are not required to notify you of defects in your tender. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders and withdrawals of Old Notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of Old Notes will not be considered to have been made until such defects or irregularities have been cured or waived. If we waive any terms or conditions with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition. Any Old Notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent, without expense, to the tendering holders following the expiration date. Each tendering holder, by delivery of an agent’s message, waives any right to receive any notice of the acceptance of such tender.
The tender by a holder of Old Notes that is not validly withdrawn prior to the expiration date of the exchange offer and that is accepted by us will constitute a binding agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. There is no procedure for guaranteed late delivery of the Old Notes in connection with the exchange offer.
Representations
By tendering Old Notes, each holder is deemed to have represented to us all of the representations contained in the letter of transmittal, including that:

•	any New Notes that you receive will be acquired in the ordinary course of business;

•
you are not participating in the exchange offer with a view to distribute any New Notes nor do you have any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under the Securities Act);

•
if you are a broker-dealer that will receive New Notes for your own account in exchange for Old Notes, you acquired those New Notes as a result of market-making or other trading activities, and you will satisfy any applicable prospectus delivery requirements in connection with any resale of such New Notes; and

•	you are not acting on behalf of any person or entity who could not truthfully make the foregoing representations and warranties.
Withdrawal of Tenders
Except as otherwise provided in this prospectus, you may validly withdraw your tender of Old Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal of tendered Old Notes to be effective, either (1) if you hold book-entry Old Notes, the exchange agent must receive, prior to 5:00 p.m. New York City time on the expiration date, a computer-generated notice of withdrawal, transmitted by DTC on your behalf in accordance with the appropriate procedures of DTC’s ATOP system or (2) if you hold physical Old Notes, you must provide a written notice of withdrawal to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the tendering holder of Old Notes to be withdrawn;

•	specify the principal amount of the Old Notes delivered for exchange;

•
if you hold book-entry Old Notes, specify the name and number of the account at DTC to be credited with the withdrawn Old Notes; include a statement that such holder is withdrawing its election to have such Old Notes exchanged; and

•	if you hold book-entry Old Notes, otherwise comply with the procedures of DTC.
We will determine all questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices in our sole discretion, and our determination will be final and binding on all parties. Any Old Notes validly withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no New Notes will be issued in exchange for such Old Notes. Any Old Notes that have been tendered but that are not accepted for exchange or that are withdrawn will be returned to the holder, without expense to such holder, after withdrawal, rejection of tender or termination of the exchange offer. Validly withdrawn Old Notes may be re-tendered
by following one of the procedures described above under “—
Procedures for Tendering Old Notes
” at any time prior to the expiration date of the exchange offer.
Exchange Agent
UMB Bank, N.A., the trustee under the indenture, has been appointed the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent as follows:
By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended):
UMB Bank, N.A.
Attn: Corporate Trust Officer/Mauri J. Cowen
5555 San Felipe St., Suite 870
Houston, Texas 77056
For additional information, you may contact the exchange agent by calling (713)
300-0587
or emailing Mauri.Cowen@umb.com.
We will pay the exchange agent reasonable and customary fees for its services (including attorneys’ fees) and will reimburse it for its reasonable out-of-pocket
expenses in connection with the exchange offer.

Fees and Expenses
We will bear the expenses of soliciting tenders of the Old Notes and issuance of the New Notes. The principal solicitation is being made through ATOP. However, we may make additional solicitations by email, telephone or in person by our officers and employees and those of our affiliates. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. As indicated above, we will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket
expenses. We will also pay any other cash expenses that we incur in connection with the exchange offer.
Except as described below, we will pay all transfer taxes, if any, applicable to the exchange of Old Notes under the exchange offer. The tendering holder will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	New Notes and/or substitute Old Notes not exchanged are to be delivered to, or registered or issued in the name of, any person other than the registered holder of the Old Notes so exchanged;

•	tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Old Notes under the exchange offer.
If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.
Accounting Treatment
We will record the New Notes at the same carrying value as the Old Notes reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon completion of the exchange offer.
Consequences of Failure to Exchange
Old Notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and will be subject to the restrictions on transfer described in the Old Notes.
Accordingly, such Old Notes may not be offered, sold, pledged or otherwise transferred except:

•	to us or to any of our subsidiaries;

•	under a registration statement that has been declared effective under the Securities Act;

•
for so long as the Old Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person the holder of the Old Notes and any person acting on its behalf reasonably believes is a “qualified institutional buyer” as defined in Rule 144A under the Securities Act, that purchases for its own account or for the account of another qualified institutional buyer, in each case, to whom notice is given that the transfer is being made in reliance on Rule 144A under the Securities Act; or

•
under any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee will have the right to require the delivery of an opinion of counsel (at the holder’s sole cost), certifications and/or other information satisfactory to us and the trustee); in each case, subject to compliance with any applicable foreign, federal, state or other securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the Old Notes and the absence of such restrictions applicable to the New Notes, it is likely that the market, if any, for Old Notes will be relatively less liquid than the market for New Notes. Consequently, holders of Old Notes who do not participate in the exchange offer could experience significant diminution in the value of their Old Notes, compared to the value of the New Notes. The holders of Old Notes not tendered will have no further registration rights, except that, under limited circumstances specified in the registration rights agreement, we may be required to file a shelf registration statement covering resales of Old Notes.
Additional Information Regarding the Registration Rights Agreement
As noted above, we are effecting the exchange offer to comply with our contractual obligations under the registration rights agreement. The registration rights agreement requires us to cause an exchange offer registration statement to be filed with the SEC under the Securities Act, use our commercially reasonable efforts to cause the registration statement to become effective, and satisfy certain other obligations, within certain time periods.
In the event that:

•	the registration statement is not filed with the SEC on or prior to the 60th day after March 31, 2022;

•	the registration statement is not declared effective by the SEC on or before 120 days after March 31, 2022; or

•	the exchange offer is not consummated within 45 days following the effective date of the registration statement;

•
if required, a shelf registration statement is not filed with the SEC on or prior to (A) the 180 th
day following March 31, 2022 or (B) the 60
th
day after the obligation to file a shelf registration statement with the SEC arises, whichever is later;

•
if required, a shelf registration statement is not effective on or prior to (A) the 225th day following March 31, 2022 or (B) the 105th day after an obligation to file with the SEC a shelf registration statement arises, whichever is later;

•
a shelf registration statement is effective with the SEC but such shelf registration statement ceases to be effective or such shelf registration statement or the prospectus included therein ceases to be usable in connection with resales of the Old Notes due to any act or omission of the Company and (A) the aggregate number of days in any consecutive
365-day
period for which the shelf registration statement or such prospectus shall not be effective or usable exceeds 120 days, (B) the shelf registration statement or such prospectus shall not be effective or usable for more than two periods (regardless of duration) in any consecutive
365-day
period, or (C) the shelf registration statement or such prospectus shall not be effective or usable for a period of more than 60 consecutive days; or

•
the registration statement is effective with the SEC but, if the registration statement is being used in connection with the resale of the New Notes , the registration statement ceases to be effective or the registration statement or the prospectus included therein ceases to be usable in connection with resales of New Notes due to any act or omission of the Company during the
120-day
period following the last date on which exchanges are accepted and (A) the aggregate number of days in any consecutive
365-day
period for which the registration statement or such prospectus shall not be effective or usable exceeds 120 days, (B) the registration statement or such prospectus shall not be effective or usable for more than two periods (regardless of duration) in any consecutive
365-day
period, or (C) the registration statement or the prospectus shall not be effective or usable for a period of more than 60 consecutive days;

the interest rate on the Old Notes will be increased by 0.25% per annum immediately following such
60-day
period the date of such registration default and will increase by an additional 0.25% per annum immediately following each
60-day
period during which additional interest accrues, but in no event will such increase exceed 0.50% per annum. If at any time more than one registration default has occurred and is continuing, the increase in interest rate will apply as if there occurred a single registration default that begins on the date that the earliest such registration default occurred and ends on such date that there is no registration default. Following the cure of all such registration defaults, the accrual of additional interest will cease and the interest rate will be reduced to the original interest rate borne by the Old Notes.
Our obligation to register the New Notes will terminate upon completion of the exchange offer. However, under certain limited circumstances specified in the registration rights agreement, we may be required to file a shelf registration statement covering resales of the Old Notes.

DESCRIPTION OF THE NOTES
On March 31, 2022, we issued $82,250,000 in aggregate principal amount of our 5.500%
Fixed-to-Floating
Rate Subordinated Notes due 2032 which we refer to in this prospectus as the Old Notes. The Old Notes were issued in private placement transactions to certain qualified institutional buyers and institutional accredited investors and, as such, were not registered under the Securities Act. The Old Notes were issued under the indenture, dated March 31, 2022, by and between Third Coast Bancshares, Inc., as issuer, and UMB Bank, N.A., as trustee, which we refer to as the indenture. The term “notes” refers collectively to the Old Notes and the New Notes.
The New Notes will be issued under the indenture and will evidence the same debt as the Old Notes. The terms of the New Notes are identical in all material respects to those of the Old Notes, except that:

•	the issuance of New Notes has been registered with the SEC under the Securities Act and, as a result, will not bear any legend restricting their transfer;

•	the New Notes bear a different CUSIP number from the Old Notes;

•	the New Notes are generally not subject to transfer restrictions;

•	holders of the New Notes are not entitled to registration rights under the registration rights agreement that we entered into with the initial purchasers of the Old Notes or otherwise; and

•
because holders of New Notes are not entitled to registration rights, holders of the New Notes will not have the right to additional interest under the circumstances described in the registration rights agreement relating to our fulfillment of our registration obligations.

The New Notes will be issued only in registered form without interest coupons and in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof. The New Notes will be evidenced by one or more global notes deposited with the trustee for the New Notes, as custodian for DTC, and transfers of beneficial interests will be facilitated only through records maintained by DTC and its participants.
The terms of the New Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.
The following provides a summary of certain terms of the indenture and the New Notes. This summary is qualified in its entirety by reference to the complete indenture, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and to the form of notes, which is included as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the indenture and the form of notes because those documents, not this summary description, define your rights as holders of the New Notes. Whenever we refer to the defined terms of the indenture in this prospectus without defining them, the terms have the meanings given to them in the indenture. You must look to the indenture for the most complete description of the information summarized in this prospectus.
General
The exchange offer for the New Notes will be for up to $82,250,000 in aggregate principal amount of the Old Notes. The New Notes, together with any Old Notes that remain outstanding after the exchange offer, will be treated as a single series for all purposes of the indenture, including, without limitation, waivers, consents, amendments, redemptions and offers to purchase.
Principal, Maturity and Interest
The interest terms of the New Notes are materially identical to the interest terms as the Old Notes, except with respect to additional interest that may be earned on the Old Notes under circumstances relating to our registration obligations under the registration rights agreement. Interest on the notes will accrue from and including March 31, 2022. The notes will mature and become payable, unless earlier redeemed, on April 1, 2032.

From and including March 31, 2022 to but excluding April 1, 2027 or any earlier redemption date, the New Notes will bear interest at a fixed annual rate equal to 5.500%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2022. During this period, interest will be computed on the basis of a
360-day
year consisting of twelve
30-day
months. If the due date for any payment of principal or interest falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the scheduled due date.
From, and including, April 1, 2027 to, but excluding, April 1, 2032 unless redeemed prior to April 1, 2032 (such period, the “floating rate period”), the New Notes will bear interest at a rate equal to Three-Month Term SOFR, reset quarterly, plus 315 basis points, or such other rate as determined pursuant to the indenture, payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year through the stated Maturity Date or earlier redemption date. If Three-Month Term SOFR (or other applicable floating interest rate) is less than zero, then Three-Month Term SOFR (or other such applicable floating interest rate) shall be deemed to be zero. During this period, interest will be computed on the basis of a
360-day
year and the actual number of days elapsed, and will be payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year commencing on July 1, 2027. See “–Definitions Relating to the Determination of the Floating Interest Rate” and “—Effect of Benchmark Transition Event” below for the definition of Three-Month Term SOFR, a description of the method of its determination, and the alternative methods for determining the applicable floating interest rate for the notes in the event that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR on or prior to the Reference Time (in each case, as defined below).
We will make each interest payment to the holders of record of the notes at the close of business on the fifteenth calendar day prior to the applicable interest payment date, without regard to whether such day is a business day. Principal of and interest on the notes will be payable at the office or agency that we have designated and maintain for such purposes, which, initially, will be the corporate trust office of the trustee located at UMB Bank, N.A., 5555 San Felipe Street, Suite 870, Houston, Texas, 77056, Attention: Corporate Trust Officer; except that payment of interest may be made at our option by mailing a check to the address of the person entitled thereto as shown on the security register or by transfer to an account maintained by the payee with a bank located in the United States; provided, that the trustee will have received written notice of such account designation at least five business days prior to the date of such payment.
Effect of Benchmark Transition Event
If the Calculation Agent (as defined below) determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each of such terms as defined below) have occurred with respect to Three-Month Term SOFR on or prior to the Reference Time (as defined below) regarding any determination of the Benchmark (as defined below) on any date, then we will promptly provide notice of such determination to the holders of the notes, and the following terms will thereafter apply to all determinations, calculations and quotations made or obtained for the purposes of calculating the floating interest rate payable on the notes during a relevant floating rate period:

•
the Benchmark Replacement will replace the then-current Benchmark (each of such terms as defined below) for all purposes relating to the notes during the floating rate period in respect of such determination on such date and all determinations on all subsequent dates;

•	in connection with the implementation of a Benchmark Replacement, the Calculation Agent will have the right to make Benchmark Replacement Conforming Changes from time to time;

•
any determination, decision or election that may be made by the Calculation Agent under the terms of the notes, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence
of an event, circumstance or date and any decision to take or refrain from taking any action or selection (A) will be conclusive and binding on the holders of the notes and the trustee absent manifest error, (B) if made by the Company as Calculation Agent, will be made in the Company’s sole discretion, (C) if made by a Calculation Agent other than the Company, will be made after consultation with the Company, and the Calculation Agent will not make any such determination, decision or election to which the Company reasonably objects and (D) notwithstanding anything to the contrary herein, shall become effective without consent from the holders of the notes, the trustee or any other party;

•
after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, interest payable on the notes for the Floating Rate Period will be an annual rate equal to the sum of the applicable Benchmark Replacement plus 315 basis points.

If the then-current Benchmark is Three-Month Term SOFR, the Calculation Agent will have the right to establish the Three-Month Term SOFR Conventions, and if any of the foregoing provisions concerning the calculation of the interest rate and the payment of interest during the floating rate period are inconsistent with any of the Three-Month Term SOFR Conventions determined by the Calculation Agent, then the relevant Three-Month Term SOFR Conventions will apply.
Definitions Relating to the Determination of the Floating Interest Rate
The following definitions apply with respect to the notes and the determination of the floating interest rate:
“Benchmark” means, initially, Three-Month Term SOFR; provided that if the Calculation Agent determines on or prior to the Reference Time for any Floating Rate Period that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement for such Floating Rate Period and any subsequent Floating Rate Periods.
“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if (a) the Calculation Agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date or (b) the then-current Benchmark is Three-Month Term SOFR and a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three- Month Term SOFR (in which event no Interpolated Benchmark with respect to Three-Month Term SOFR shall be determined), then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Calculation Agent in its reasonable discretion, as of the Benchmark Replacement Date:

(a)	Compounded SOFR;

(b)
the sum of: (i) the alternate rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (ii) the Benchmark Replacement Adjustment;

(c)	the sum of: (i) the ISDA Fallback Rate and (ii) the Benchmark Replacement Adjustment; or

(d)
the sum of: (i) the alternate rate that has been selected by the Calculation Agent as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate as a replacement for the then-current Benchmark for U.S. Dollar denominated floating rate securities at such time and (ii) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Calculation Agent, in its reasonable discretion, as of the Benchmark Replacement Date:

(a)
the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(b)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; or

(c)
the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Calculation Agent giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative, or operational changes (including changes to the definition of “Floating Rate Period” ,” timing and frequency of determining rates with respect to each Floating Rate Period and making payments of interest, rounding of amounts or tenors and other administrative matters) that the Calculation Agent in its reasonable discretion determines may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Calculation Agent determines that adoption of any portion of such market practice is not administratively feasible or if the Calculation Agent determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Calculation Agent determines is reasonably necessary).
“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) of the definition of “Benchmark Transition Event,” the relevant Reference Time in respect of any determination;

(b)
in the case of clause (b) or (c) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(c)	in the case of clause (d) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.
For the avoidance of doubt, for purposes of the definitions of Benchmark Replacement Date and Benchmark Transition Event, references to the Benchmark also include any reference rate underlying the Benchmark (for example, if the Benchmark becomes Compounded SOFR, references to the Benchmark would include SOFR).
For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)
if the Benchmark is Three-Month Term SOFR, (i) the Relevant Governmental Body has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR, (ii) the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or (iii) the Calculation Agent determines that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible;

(b)
a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(c)
a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(d)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.
“Calculation Agent” means the agent appointed by us prior to the commencement of the floating rate period (which may include us or any of our affiliates) to act as calculation agent for the notes during the floating rate period. The Company shall initially act as the Calculation Agent.
“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the Calculation Agent in accordance with:

(e)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR; provided that:

(f)
if, and to the extent that, the Calculation Agent determines that Compounded SOFR cannot be determined in accordance with clause (a) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the Calculation Agent giving due consideration to any industry-accepted market practice for U.S. Dollar denominated floating rate securities at such time.

For the avoidance of doubt, the calculation of Compounded SOFR shall exclude the Benchmark Replacement Adjustment and the spread of 315 basis points per annum.
“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.
“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org or any successor source.
“Interpolated Benchmark” with respect to the Benchmark means the rate determined by the Calculation Agent for the Corresponding Tenor by interpolating on a linear basis between: (a) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (b) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.
“ISDA” means the International Swaps and Derivatives Association, Inc. or any successor thereto.
“ISDA Definitions” means the 2006 ISDA Definitions published by the ISDA, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.
“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.
“Reference Time,” with respect to any determination of a Benchmark, means (1) if the Benchmark is Three-Month Term SOFR, the time determined by the Calculation Agent after giving effect to the Three-Month Term SOFR Conventions, and (2) if the Benchmark is not Three-Month Term SOFR, the time determined by the Calculation Agent after giving effect to the Benchmark Replacement Conforming Changes.
“Relevant Governmental Body” means the Federal Reserve and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve and/or the Federal Reserve Bank of New York, or any successor thereto.
“SOFR” means the daily secured overnight financing rate published by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s Website.
“Stated Maturity” means April 1, 2032.
“Term SOFR” means the forward-looking term rate based on SOFR for the applicable Corresponding Tenor that has been selected or recommended by the Relevant Governmental Body.
“Term SOFR Administrator” means any entity designated by the Relevant Governmental Body as the administrator of Term SOFR (or a successor administrator).
“Three-Month Term SOFR” means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any Floating Rate Period, as determined by the Calculation Agent after giving effect to the Three-Month Term SOFR Conventions. All percentages used in or resulting from any calculation of Three-Month Term SOFR shall be rounded, if necessary, to the nearest one-hundred-thousandth
of a percentage point, with 0.000005% rounded up to 0.00001%.
“Three-Month Term SOFR Conventions” means any determination, decision, or election with respect to any technical, administrative, or operational matter (including with respect to the manner and timing of the publication of Three-Month Term SOFR or changes to the definition of “Floating Rate Period,” timing and frequency of determining Three-Month Term SOFR with respect to each Floating Rate period and making payments of interest, rounding of amounts or tenors and other administrative matters) that the Calculation Agent determines may be appropriate to reflect the use of Three-Month Term SOFR as the Benchmark in a manner substantially consistent with market practice (or, if the Calculation Agent determines that adoption of any portion of such market practice is not administratively feasible or if the Calculation Agent determines that no market practice for the use of Three-Month Term SOFR exists, in such other manner as the Calculation Agent determines is reasonably necessary).
“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.
Subordination
As of March 31, 2022, we had, on a consolidated basis, total assets of $3.04 billion, total loans of $2.45 billion, total deposits of $2.59 billion and total shareholders’ equity of $301.2 million
.
Our obligation to make any payment on account of the principal of, or interest on, the notes will be subordinate and junior in right of payment to the prior payment in full of all of our Senior Indebtedness. As of

March 31, 2022, the Company had, in the aggregate, outstanding deposits of approximately $2.6 billion. In addition, as of March 31, 2022, the Company had a senior credit facility for $30,875,000 that, as of March 31, 2022, had an outstanding balance of approximately $1 million and ranks senior to the Subordinated Notes. The notes do not limit the amount of additional indebtedness, including senior indebtedness, that we or any of our subsidiaries, including the Bank, may incur in the future.
The term “senior indebtedness” means any of our obligations to our creditors, whether now outstanding or subsequently incurred, other than any obligation where, in the instrument creating or evidencing the obligation or pursuant to which the obligation is outstanding, it is provided that the obligation is not Senior Indebtedness. Senior Indebtedness includes, without limitation:

•
the principal (and premium, if any) of and interest in respect of our indebtedness for borrowed money, whether or not evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	all of our capital lease obligations;

•
all of our obligations issued or assumed as the deferred purchase price of property, all of our conditional sale obligations and all of our obligations under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business;

•
all of our obligations arising from
off-balance
sheet guarantees and direct credit substitutes, including obligations in respect of any letters of credit, bankers’ acceptance, security purchase facilities and similar credit transactions;

•
all of our obligations associated with derivative products, including obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	all obligations of the type referred to in the bullets above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise;

•	all obligations of the types referred to in the bullets above of other persons secured by a lien on any of our property or assets whether or not such obligation is assumed by us; and

•	any deferrals, renewals or extensions of any obligations of the type described in the bullets above.
However, the term “senior indebtedness” excludes:

•	the notes;

•	trade accounts payable arising in the ordinary course of business;

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the notes; or

•
without limiting the generality of the foregoing, any subordinated debentures or junior subordinated debentures, of our underlying trust preferred securities issued by our subsidiary trusts (including our subsidiary trusts acquired on or after March 31, 2022) that are outstanding as of March 31, 2022 or that are issued after March 31, 2022 by any such subsidiary trust of ours, which subordinated debentures or junior subordinated debentures shall in all cases be junior to the notes.

In accordance with the subordination provisions of the indenture and the notes, we are permitted to make payments of accrued and unpaid interest on the notes on the interest payment dates and at maturity and to pay the principal of the notes at maturity, unless:

•
we are subject to any termination,
winding-up,
liquidation or reorganization, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of our creditors or any other marshalling of our assets and liabilities or otherwise; or

•
a default in the payment of principal of, or premium, if any, or interest on any senior indebtedness, beyond any applicable grace period, or if any event of default with respect to any Senior Indebtedness will have occurred and be continuing, or would occur as a result of the payment of principal of or interest on the notes or in respect of any retirement, purchase or other acquisition of the notes, permitting the holders of such Senior Indebtedness (or a trustee on behalf of the holders thereof) to accelerate the maturity thereof, unless and until such default or event of default has been cured or waived or has ceased to exist.

Upon our termination,
winding-up,
liquidation or reorganization, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of our creditors or any other marshalling of our assets and liabilities or otherwise, holders of all of our Senior Indebtedness will first be entitled to receive payment in full in accordance with the terms of such Senior Indebtedness of the principal of, and premium, if any, and interest on (including interest accruing subsequent to the commencement of any proceeding for our bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law), that Senior Indebtedness before any payment is made on the notes. If, after we have paid the Senior indebtedness in full, there are any amounts available for payment of the notes and any of our other indebtedness and obligations ranking equally in right of payment with the notes, then we will use such remaining assets to pay the amounts of principal of and premium, if any, and accrued and unpaid interest on the notes and such other of our indebtedness and obligations that rank equally in right of payment with the notes. If those assets are insufficient to pay in full the principal of and premium, if any, and interest on the notes and such other indebtedness and obligations, those assets will be applied ratably to the payment of such amounts owing with respect to the notes and such other indebtedness and obligations.
In the event that we are subject to any termination,
winding-up,
liquidation or reorganization, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of our creditors or any other marshalling of our assets and liabilities or otherwise, if the holders of the notes receive for any reason any payment on the notes or other distributions of our assets with respect to the notes before all of our senior indebtedness is paid in full, the holders of the notes will be required to return that payment or distribution to the bankruptcy trustee, receiver, liquidating trustee, custodian, assignee, agent or other person making payment of our assets for all our senior indebtedness remaining unpaid until all that Senior Indebtedness has been paid in full, after giving effect to any other concurrent payment or distribution to the holders of such Senior Indebtedness.
As a result of the subordination of the notes in favor of the holders of our Senior Indebtedness, in the event of our bankruptcy or insolvency, holders of our senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.
All liabilities of the Bank and our other subsidiaries, including deposits and liabilities to general creditors arising during the ordinary course of business or otherwise, will be effectively senior in right of payment to the notes to the extent of the assets of the subsidiary because, as a shareholder of the subsidiary, we do not have any rights to the assets of the subsidiary except if the subsidiary declares a dividend payable to us or if there are assets of the subsidiary remaining after it has discharged its liabilities to its creditors in connection with its liquidation. As of March 31, 2022, we had, on a consolidated basis, total assets of $3.04 billion, total loans of $2.45 billion, total deposits of $2.59 billion and total shareholders’ equity, of $301.2 million. In addition, as of March 31, 2022, the Company had a senior credit facility for $30,875,000 that, as of March 31, 2022, had an outstanding balance of approximately $1 million and ranks senior to the Subordinated Notes. Over the term of the notes, we will need to rely primarily on dividends paid to us by the Bank, which is a regulated and supervised depository institution, for the funds necessary to pay the interest on our outstanding debt obligations and to make dividends and other payments on our other securities outstanding now or in the future. With respect to the payment of the principal of the notes at their maturity, we may rely on the funds we receive from dividends paid to us by the Bank but may have to rely on the proceeds of borrowings and/or the sale of other securities to pay the principal amount of the notes. Regulatory rules may restrict the Bank’s ability to pay dividends or make other distributions to us or provide funds to us by other means. As a result, with respect to the assets of the Bank, our creditors (including the holders of the notes) are structurally subordinated to the prior claims of creditors of the Bank, including its depositors, except to the extent that we may be a creditor with recognized claims against the Bank.
Redemption
We may, at our option, subject to regulatory approval and senior lender conditions, redeem the notes, in whole or in part, on any interest payment date on or after April 1, 2027. In addition, at our option, subject to regulatory approval and senior lender conditions, we may redeem the notes in whole, but not in part, at any time upon the occurrence of:

•
a “Tier 2 Capital Event,” means the receipt by the Company of a legal opinion from counsel experienced in such matters to the effect that, as a result of any change, event, occurrence, circumstance or effect occurring on or March 31, 2022, the notes do not constitute, or within 90 days of the date of such legal opinion will not constitute, “Tier 2 Capital” (or its then equivalent if the Company were subject to such capital requirement);

•
a “Tax Event,” means the receipt by the Company of a legal opinion from counsel experienced in such matters to the effect that, as a result of a change or a prospective change in law on or after March 31, 2022, there is more than an insubstantial risk that interest paid by the Company on the Subordinated Notes is not, or, within 90 days of the date of such legal opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes.; or

•	an “Investment Company Event,” which means any event whereby we become required to register as an investment company pursuant to the Investment Company Act of 1940, as amended.
Any redemption of the notes will be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, and additional interest, if and to the extent applicable, thereon to but excluding the date of redemption. Any redemption of the notes will be subject to any required regulatory approvals, including the Federal Reserve (or its designee) or any successor agency, and any other bank regulatory agency, to the extent such approval shall then be required by law, regulation or policy.
If less than all of the notes are to be redeemed, the notes will be redeemed on a pro rata basis as to the holders, and such redemption will be made on a “Pro Rata Pass-Through Distribution of Principal” basis in accordance with the procedures of DTC. In the event a pro rata redemption, as provided in the preceding sentence, is not permitted under applicable law or applicable requirements of DTC, the notes to be redeemed will be selected by lot or such method as the trustee will deem fair and appropriate.
Notices of redemption will be given in the manner provided for in the indenture to each holder of notes to be redeemed not less than 30, but no more than 60, days before the redemption date. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note, if any, will be issued in the name of the holder thereof upon surrender of the original note. Notes called for redemption become due and payable on the date fixed for redemption at the redemption price specified in the notice of redemption, together with any accrued and unpaid interest, if any, and additional interest, if and to the extent applicable. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.
The notes are not subject to redemption at the option of the holders.
Repurchases
We may purchase notes at any time on the open market or otherwise. If we purchase notes in this manner, we have the discretion to hold, resell or surrender the notes to the trustee under the indenture for cancellation.

No Sinking Fund;
Non-Convertible
The notes will not be entitled to the benefit of any sinking fund. Except as contemplated by this prospectus, the notes are not convertible into, or exchangeable for, any of our or our subsidiaries’ equity securities, other securities or assets.
Form, Denomination, Transfer, Exchange and Book-Entry Procedures
The notes will be issued only in registered form without interest coupons and in minimum denominations of $100,000 and any integral multiple of $1,000 in excess thereof.
The New Notes will be evidenced by one or more global notes that will be deposited with, or on behalf of, DTC, or any successor thereto, and registered in the name of Cede & Co. as nominee of DTC. Except as set forth below, record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
The global notes will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee, unless one of the following occurs:

•
DTC notifies us that it is unwilling or unable to continue acting as the depositary for the global notes, or DTC has ceased to be a clearing agency registered under the Exchange Act, and in either case we do not appoint a successor depositary within 90 days;

•	we determine that the notes are no longer to be represented by the global notes and so notify the trustee in writing; or

•	an event of default with respect to the notes has occurred and is continuing and DTC has requested the issuance of definitive subordinated notes.
In those circumstances, DTC will determine in whose names any securities issued in exchange for the global notes will be registered. Any such notes in certificated form will be issued in minimum denominations of $100,000 and any integral multiples of $1,000 in excess thereof and may be transferred or exchanged only in such minimum denominations.
DTC or its nominee will be considered the sole owner and holder of the global notes for all purposes, and as a result:

•	you cannot receive notes registered in your name if they are represented by the global notes;

•	you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global notes;

•	you will not be considered to be the owner or holder of the global notes or any note it represents for any purpose; and

•	all payments on the global notes will be made to DTC or its nominee.
The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in certificated form. These laws may limit your ability to transfer your beneficial interests in the global notes to these types of purchasers.
Only institutions (such as a securities broker or dealer) that have accounts with the DTC or its nominee, referred to as “participants,” and persons that may hold beneficial interests through participants (including through Euroclear Bank SA/NV or Clearstream Banking, societe anonyme, as DTC participants) can own a beneficial interest in the global notes. The only place where the ownership of beneficial interests in the global notes will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next day) funds. In contrast, beneficial interests in a global notes usually trade in DTC’s same-day
funds settlement system and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.
Cash payments of interest on and principal of the global notes will be made to Cede & Co., the nominee for DTC, as the registered owner of the global notes. These payments will be made by wire transfer of immediately available funds on each payment date.
You may exchange or transfer the notes at the corporate trust office of the trustee for the notes or at any other office or agency maintained by us for those purposes. We will not require payment of a service charge for any transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any applicable tax or other governmental charge.
We have been informed that, with respect to any cash payment of interest on or principal of the global notes, DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global notes as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global notes held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in “street name.”
We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the notes. We have been advised that, under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.
Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global notes to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.
DTC has advised that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the principal amount of the notes represented by the global notes as to which such participant has, or participants have, given such direction.
DTC has also advised as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve, a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.
The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global notes. We and the trustee have no responsibility or liability for any aspect of DTC’s or any participants’ records relating to beneficial interests in the global notes, including for payments made on the global notes, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.
Indenture Covenants
The indenture contains no covenants limiting or restrictions on the incurrence of indebtedness or other obligations by us or by a subsidiary of ours, including the Bank. The indenture contains no financial covenants requiring us to achieve or maintain any minimum financial results relating to our financial condition, liquidity or results of operations or meet or exceed any financial ratios, as a general matter, to not incur additional indebtedness or obligations or to maintain any reserves. Moreover, neither the indenture nor the notes contain any covenants prohibiting us or our subsidiaries from or limiting our or our subsidiaries’ right to incur additional indebtedness or obligations, grant liens on our assets to secure our indebtedness or other obligations that are senior in right of payment to the notes, repurchase our stock or other securities, including any of the notes, or pay dividends or make other distributions to our shareholders (except, subject to certain limited exceptions, in the case of dividends or other distributions, redemptions, purchases, acquisitions or liquidation payments with respect to our capital stock and repayments, repurchases or redemptions of any debt securities that rank equal with or junior to the notes, in each case, upon our failure to make any required payment of principal or interest on the notes, when the same becomes due and payable). In addition, neither the indenture nor the notes contain any provision that would provide protection to the holders of the notes against a material decline in our credit quality.
Events of Default; Right of Acceleration; Failure to Pay Principal or Interest
The following are events of default under the indenture:

•
the entry of a decree or order for relief in respect of the Company by a court having jurisdiction in the premises in an involuntary case or proceeding under any applicable bankruptcy, insolvency, or reorganization law, now or hereafter in effect of the United States or any political subdivision thereof, and such decree or order will have continued unstayed and in effect for a period of 60 consecutive days;

•
the commencement by the Company of a voluntary case under any applicable bankruptcy, insolvency or reorganization law, now or hereafter in effect of the United States or any political subdivision thereof, or the consent by the Company to the entry of a decree or order for relief in an involuntary case or proceeding under any such law;

•
the failure of the Company to pay any installment of interest on any of the Subordinated Notes as and when the same will become due and payable, and the continuation of such failure for a period of 30 days;

•	the failure of the Company to pay all or any part of the principal of any of the Subordinated Notes as and when the same will become due and payable under this Indenture;

•
the failure of the Company to perform any other covenant or agreement on the part of the Company contained in the Subordinated Notes or in this Indenture, and the continuation of such failure for a period of 60 days after the date on which notice specifying such failure, stating that such notice is a “Notice of Default” hereunder and demanding that the Company remedy the same, will have been given, in the manner set forth in the Indenture, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Subordinated Notes at the time Outstanding; or

•
the default by the Company under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company having an aggregate principal amount outstanding of at least $30,000,000, whether such indebtedness now exists or is created or incurred in the future, which default (i) constitutes a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period or (ii) results in such indebtedness becoming due or being declared due and payable prior to the date on which it otherwise would have become due and payable without, in the case of clause (i), such indebtedness having been discharged or, in the case of clause (ii), without such indebtedness having been discharged or such acceleration having been rescinded or annulled.

If an event of default with respect to the notes occurs due to a bankruptcy event described in the first three bullets above, then the principal of all of the outstanding notes and all accrued and unpaid interest, if any, thereon will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of the notes. If an event of default with respect to the notes occurs due to any reason other than a bankruptcy event, neither the trustee nor any holder may accelerate the maturity of the notes and make the principal of, and any accrued and unpaid interest on, the notes immediately due and payable.
Under the indenture, if we fail to pay any installment of interest on any note when such interest becomes due and payable, and such default continues for a period of 30 days, or if we fail to pay all or any part of the principal of any note when such principal becomes due and payable, the trustee may, subject to certain limitations and conditions, demand that we pay to the trustee, for the benefit of the holders of such notes, the whole amount then-due
and payable with respect to such notes, with interest upon the overdue principal and, to the extent permitted by applicable law, upon any overdue installments of interest at the rate or respective rates, as the case may be, provided for or with respect to such notes or, if no such rate or rates are so provided, at the rate or respective rates, as the case may be, of interest borne by such notes, and in addition thereto, such further amount of money as will be sufficient to cover the costs and expenses of collection.
Any rights to receive payment of such amounts under the notes remain subject to the subordination provisions of the notes as discussed above under “–Subordination.” Neither the trustee nor the holders of the notes will have the right to accelerate the maturity of the notes in the case of our failure to pay the principal of, or interest on, the notes or our non-performance
of any other covenant or warranty under the notes or the indenture.
Amendment, Supplement and Waiver
Without the consent of any holder of notes, we and the trustee, at any time and from time to time, may enter into one or more supplemental indentures, in form satisfactory to the trustee, for any of the following purposes:

•	to evidence the succession of another person to us, and the assumption by any such successor of our covenants contained in the indenture and in the notes;

•	to add to our covenants for the benefit of holders of the notes or to surrender any right or power conferred upon us with respect to the notes issued under the indenture;

•	to permit or facilitate the issuance of notes in uncertificated or global form, provided any such action will not adversely affect the interests of the holders;

•
to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the notes and to add to or change any of the provisions of the indenture, as necessary, to provide for or facilitate the administration of the trusts thereunder by more than one trustee, in accordance with the requirements set forth in the indenture;

•	to cure any ambiguity or to correct or supplement any provision in the indenture that may be defective or that may be inconsistent with any other provision therein;

•	to make any other provisions with respect to matters or questions arising under the indenture that will not adversely affect the interests of the holders of then outstanding notes;

•	to add any additional events of default;

•
to supplement any of the provisions of the indenture to such extent necessary to permit or facilitate the legal defeasance, covenant defeasance and/or satisfaction and discharge of the notes in accordance with the indenture, provided that any such action will not adversely affect the interests of any holder of notes;

•	to provide for the issuance of the New Notes pursuant to the exchange offer;

•	to conform any provision in the indenture to the requirements of the Trust Indenture Act; or

•	to make any change that does not adversely affect the legal rights under the indenture of any holder of then outstanding notes.
With the consent of the holders of not less than a majority in principal amount of the outstanding notes, by act of said holders delivered to us and the trustee, we and the trustee may enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of the notes or modifying in any manner the rights of the holders of the notes under the indenture, except that no such supplemental indenture, without the consent of the holder of each outstanding note affected thereby, will:

•	reduce the rate of or change the time for payment of interest, including defaulted interest, on any notes;

•	reduce the principal of or change the stated maturity of any notes or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;

•	make any note payable in money other than United States dollars;

•
make any change in provisions of the indenture protecting the right of each holder of the notes to receive payment of principal of and interest on such notes on or after the due date thereof or setting forth the contractual right to bring suit to enforce such payment;

•
reduce the percentage in principal amount of the notes, the consent of whom is required for any such supplemental indenture, or the consent of whom required to waive certain defaults and covenants under the indenture; or

•
modify any of the provisions of the section of the indenture governing supplemental indentures with the consent of holders, or those provisions relating to waiver of past defaults or waiver of certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

The holders of not less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all notes, waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or interest on, any note, or in respect of a covenant or provision of the indenture which, under the terms of the indenture, cannot be modified or amended without the consent of the holder of each outstanding note.
Satisfaction and Discharge of the Indenture; Defeasance
We may terminate our obligations under the indenture when:

•
either: (a) all notes that have been authenticated and delivered (with certain specified exceptions) have been delivered to the trustee for cancellation, or (b) all notes that have not been delivered to the trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year, or (iii) if redeemable at our option, are to be called for redemption within one year under arrangements reasonably satisfactory to the trustee for the giving of notice of redemption by the trustee, and we have deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire indebtedness on such outstanding notes, including the applicable principal and interest on such notes;

•	we have paid or caused to be paid all other sums then payable under the indenture with respect to the outstanding notes or the indenture; and

•
we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been satisfied.

We may elect, at our option and at any time, to have our obligations discharged with respect to the outstanding notes, which we refer to as legal defeasance. “Legal defeasance” means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

•	the rights of the holders of such outstanding notes to receive payments in respect of the principal of and interest on such notes when payments are due;

•
our and the trustee’s obligations with respect to such notes concerning registration of notes, mutilated, destroyed, lost and stolen notes, maintenance of an office or agency for payment and money for payments on the notes to be held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee under the indenture; and

•	the defeasance provisions of the indenture.
In addition, we may elect, at our option, to have our obligations released with respect to certain covenants contained in the indenture, which we refer to as covenant defeasance.
In order to exercise either legal defeasance or covenant defeasance with respect to outstanding notes:

•
we must irrevocably deposit or caused to be deposited with the trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the holders of outstanding notes, (i) an amount in dollars, (ii) government obligations that through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of and interest, if any, on such notes, money or (iii) a combination thereof, in any case, in an amount sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay and discharge, and which will be applied by the trustee to pay and discharge, the principal of and interest, if any, on such outstanding notes on the stated maturity of such principal or installment of principal or interest or the applicable redemption date, as the case may be;

•
such legal defeasance or covenant defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we or any of our subsidiaries are a party or by which we or any of them are bound;

•
no event of default or event which, with notice or lapse of time or both, would become an event of default with respect to such notes can have occurred and be continuing on the date of such deposit, and, solely in the case of legal defeasance, no event of default or event which, with notice or lapse of time or both, would become an event of default under the indenture will have occurred and be continuing at any time during the period ending on and including the 91st day after the date of such deposit (this condition to legal defeasance will not be deemed satisfied until the expiration of such period);

•
in the case of legal defeasance, we must deliver to the trustee an opinion of counsel stating that (i) we have received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the indenture, there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel will confirm that, the holders of such outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

•
in the case of covenant defeasance, we must deliver to the trustee an opinion of counsel to the effect that the holders of such outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•
we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the legal defeasance or covenant defeasance, as the case may be, under the indenture have been satisfied;

•
if the moneys or government obligations, or combination thereof, as the case may be, deposited are sufficient to pay the principal of and interest, if any, on such notes, provided that such notes are redeemed on a particular redemption date, we must have given the trustee irrevocable instructions to redeem such notes on such date and to provide notice of such redemption to holders of such notes as provided in or under the indenture; and

•	the trustee must have received such other documents, assurances and opinions of counsel as the trustee may reasonably require.
In connection with a discharge or defeasance, in the event the trustee is unable to apply the moneys deposited as contemplated under the satisfaction and discharge provisions of the indenture by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, our obligations under the indenture and the notes will be revived as if the deposit had never occurred, until such time as the trustee is permitted to apply all such moneys and government obligations to pay the principal of, and interest, if any, on the notes.
The Trustee
UMB Bank, N.A. is acting as the trustee under the indenture and the initial paying agent and registrar for the notes. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business.
Except during the continuance of an event of default under the indenture, the trustee will perform only such duties as are specifically set forth in the indenture.
The indenture and the Trust Indenture Act contain certain limitations on the rights of the trustee, if it becomes a creditor of our organization, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the Trust Indenture Act), it must eliminate such conflict within 90 days and apply to the SEC for permission to continue or resign.
The holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, place and method of conducting any proceeding for any remedy available to the trustee or to exercise any trust or power conferred on the trustee, subject to certain exceptions. If an event of default has occurred and is continuing, the trustee will exercise such of the rights and powers vested in it by the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any holder under the indenture, unless such holder has offered to the trustee security or indemnity satisfactory to the trustee against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.
No Personal Liability of Shareholders, Employees, Officers, Directors, or Exchange Agent
None of our or any of our predecessors’ or successors’ past, present or future shareholders, employees, officers or directors, as such, will have any personal liability for any of our obligations under the notes or the indenture by reason of his, her or its status as such a shareholder, employee, officer or director. Each holder of notes, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Governing Law
The notes and the indenture are governed by and will be construed in accordance with the laws of the State of New York.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain material United States federal income tax considerations of the exchange of outstanding Old Notes for New Notes in the exchange offer. It is not a complete analysis of all the potential tax considerations relating to the exchange of Old Notes for New Notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed Treasury regulations promulgated under the Code and published administrative and judicial interpretations thereof and rulings thereunder, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis, and subject to differing interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”), will not challenge one or more of the tax consequences described in this prospectus, and we have not obtained, and do not intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences described herein. Furthermore, this discussion does not address the tax considerations arising under the laws of any state, local or
non-U.S.
jurisdiction or any United States federal
non-income
tax consequences of the exchange of Old Notes for New Notes.
This discussion is limited to the United States federal income tax consequences applicable to holders that purchased their Old Notes from us in private placements on March 31, 2022 at the offering price and who held Old Notes, and will now hold the New Notes, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all United States federal income tax considerations that may be applicable to each holder’s particular circumstances or to holders that may be subject to special tax rules under United States federal income tax laws, including, but not limited to, (i) banks, insurance companies, thrifts, other financial institutions, mutual funds, or grantor trusts, (ii) regulated investment companies or, real estate investment trusts and shareholders of such entities,
(iii) tax-exempt
organizations, (iv) brokers, dealers or traders in securities, commodities or currencies, (v) United States expatriates, (vi) corporations treated as “personal holding companies,” subchapter S corporations, controlled foreign corporations or, passive foreign investment companies, (vii) persons subject to the alternative minimum tax, (viii) traders in securities that elect to use a mark-to-market
method of accounting for their securities holdings, (ix) United States holders whose functional currency is not the United States dollar, (x) persons that will hold the New Notes as a position in a hedging transaction, straddle or conversion transaction or as part of a “synthetic security,” other integrated transactions or risk reduction transaction, (xi) persons deemed to sell the Old Notes under the constructive sale provisions of the Code, (xii) an accrual method taxpayer who is required to recognize income for United States federal income tax purposes no later than when such income is taken into account for financial accounting purposes, (xiii) a person that purchases or sells notes as part of a wash sale for tax purposes, (xiv) retirement plans, individual plans, individual retirement accounts and tax-deferred
accounts, or (xv) entities or arrangements classified as partnerships for United States federal income tax purposes or other pass-through entities, or investors in such entities.
If a partnership (or other entity classified as a partnership for United States federal income tax purposes) holds Old Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner and the partnership holding the Old Notes should consult their own tax advisors regarding the tax considerations to them of exchanging Old Notes for New Notes.
Exchange Offer
We believe that the exchange of Old Notes for New Notes in the exchange offer will not constitute a taxable exchange for United States federal income tax purposes. Consequently, we believe that (i) a holder of Old Notes will not recognize gain or loss upon the receipt of New Notes in the exchange offer, (ii) a holder’s basis in the New Notes received in the exchange offer will be the same as such holder’s basis in the Old Notes surrendered in exchange therefor immediately before the exchange, and (iii) a holder’s holding period in the New Notes will include such holder’s holding period in the Old Notes surrendered in exchange therefor.

THIS DISCUSSION OF THESE CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE EXCHANGE OFFER IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE, DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS OF OLD NOTES CONSIDERING THE EXCHANGE OFFER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF EXCHANGING OLD NOTES FOR NEW NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION
Any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities and receives New Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by any such broker-dealer in connection with any resale of New Notes received in exchange for such Old Notes, provided that such broker-dealer notifies the Company to that effect in accordance with the instructions in the letter of transmittal. We will make additional copies of this prospectus, and any amendments or supplements hereto, available to any such broker-dealer that so requests in accordance with the instructions in the letter of transmittal. To the extent that any notifying broker-dealer participates in the exchange offer, we will use our commercially reasonable efforts to maintain the effectiveness of this prospectus for a period of 180 days following the expiration date of the exchange offer.
We will not receive any proceeds from any sale of New Notes by broker-dealers or any other persons. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter
market, in negotiated transactions, through the writing of options on New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any New Notes. Any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities and receives New Notes for its own account pursuant to the exchange offer and resells such New Notes and any broker-dealer that participates in a distribution of such New Notes may be a statutory “underwriter” within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with the resale of any such New Notes, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
We will promptly send additional copies of this prospectus, and any amendments or supplements hereto, available to any such broker-dealer that so requests in accordance with the instructions in the letter of transmittal. We have agreed to pay certain expenses in connection with the exchange offer and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS
The validity of the New Notes will be passed upon for us by Norton Rose Fulbright US LLP in respect of the laws of the State of New York.
EXPERTS
The audited consolidated financial statements of Third Coast as of December 31, 2021 and 2020 , and for each of the years in the three year period ended December 31, 2021 included elsewhere in this prospectus have been included in reliance upon the report of Whitley Penn LLP , independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

ANNEX A
FINANCIAL AND OTHER ADDITIONAL INFORMATION
ABOUT THIRD COAST BANCSHARES, INC.
Unless we state otherwise or the context otherwise requires, references to “we,” “our,” “us,” and the “Company” in this Annex refer to Third Coast Bancshares, Inc., a Texas corporation, and its consolidated subsidiaries, references to the “Bank” refer to Third Coast Bank, SSB, a Texas state savings bank and our wholly owned bank subsidiary, and references to “TCCC” refer to Third Coast Commercial Capital, Inc., a Texas corporation and wholly owned subsidiary of the Bank.
Explanatory Note
This Annex includes the following financial and other information about the Company that the Company previously filed with the Securities and Exchange Commission (“SEC”) in its Annual Report on Form
10-K
for the year ended December 31, 2021, its Proxy Statement for its Annual Meeting of Shareholders, or its Quarterly Report on Form
10-Q
for the period ended March 31, 2022:

•	Business of the Company;

•	Supervision and Regulation;

•	Human Capital;

•	Properties;

•	Legal Proceedings;

•	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities;

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2021;

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2022;

•	Corporate Governance;

•	Board of Directors;

•	Executive Officers;

•	Executive Compensation;

•	Director Compensation;

•	Certain Relationships and Related Person Transactions;

•	Beneficial Ownership of the Company’s Common Stock; and

•	Director Independence.
Business of the Company
General
We are a bank holding company with headquarters in Humble, Texas that operates through our wholly owned subsidiary, the Bank, and the Bank’s wholly owned subsidiary, TCCC. We focus on providing commercial banking solutions to small and
medium-sized
businesses and professionals with operations in our markets. Our market expertise, coupled with a deep understanding of our customers’ needs, allows us to deliver tailored financial products and services. We currently operate eleven branches in the Greater Houston, Dallas-Fort Worth, and
Austin-San
Antonio markets, and one branch in Detroit, Texas. We have experienced significant organic growth since commencing banking operations in 2008 as well as growth through our merger with Heritage Bancorp, Inc. (“Heritage”).
Acquisitions
On January 1, 2020, we acquired 100% of the outstanding stock of Heritage and its subsidiary, Heritage Bank, with five branches located in Texas, and merged Heritage with and into the Company and Heritage Bank with and into the Bank. The estimated values of assets acquired and liabilities assumed as of January 1, 2020 were total assets of $315.9 million, total loans of $259.6 million, and total deposits of $260.2 million. Pursuant to the merger, we issued $50.9 million in common stock and $103,627 in cash and recognized total goodwill of $18.0 million.
COVID-19
Update
The Company has been, and may continue to be, impacted by the
COVID-19
pandemic. In recent months, vaccination rates have been increasing and restrictive measures have eased in certain areas. However, uncertainty remains about the duration of the pandemic and the timing and strength of the global economy’s recovery. To address the economic impact of the pandemic in the U.S., multiple stimulus packages have been enacted to provide economic relief to individuals and businesses, including the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which established the Paycheck Protection Program (the “PPP”), and the American Rescue Plan Act of 2021, enacted in March 2021.
As the pandemic evolves, we continue to evaluate protocols and processes in place to execute our business continuity plans while promoting the health and safety of our employees and continuing to support our customers and communities.
We have been an active participant in all phases of the PPP, administered by the Small Business Administration (“SBA”), and have helped many of our customers obtain loans through the program. PPP loans have a two or five-year term and earn interest at 1.0%. At December 31, 2021, outstanding PPP loans were $81.6 million, net of deferred loan fees of $2.1 million, and are included in commercial and industrial loans. Assuming compliance with PPP origination and documentation requirements, loans funded through the PPP program are fully guaranteed by the U.S. government.
The Company also participated in the Main Street Lending Program (the “MSLP”), created by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to support lending to small and medium-sized
businesses and nonprofit organizations that were in sound financial condition before the onset of the
COVID-19
pandemic. At December 31, 2021, outstanding MSLP loans, excluding the 95% portion sold to the Federal Reserve and net of deferred loan fees of $1.0 million, were $5.4 million and are included in commercial and industrial loans.
Completion of $70.5 Million Private Placement
On August 27, 2021, the Company completed the issuance and sale of 2,937,876 shares of its common stock for aggregate proceeds of approximately $70.5 million, consisting of 227,307 shares issued and sold during the six months ended June 30, 2021 for aggregate proceeds of approximately $5.4 million and 2,710,569 shares issued and sold between July 1, 2021 and August 27, 2021 for aggregate proceeds of approximately $65.1 million, in a private placement in reliance upon the exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company used a portion of the net proceeds from the private placement to repay $32.5 million of outstanding indebtedness, consisting of (i) $19.5 million under the Company’s senior debt due September 10, 2022; (ii) $11.0 million under a subordinated debt due July 29, 2022; and (iii) $2.0 million under a subordinated debt due September 27, 2022.
Initial Public Offering
On November 9, 2021, the Company’s common stock began trading on the NASDAQ Global Select Market under the symbol “TCBX”. We issued and sold an aggregate of 4,025,000 shares of our common stock, including 525,000 shares of common stock sold pursuant to the underwriters’ full exercise of their option to purchase additional shares, in our initial public offering at a public offering price of $25.00 per share for aggregate gross proceeds of $100.6 million before deducting underwriting discounts and offering expenses. Aggregate net proceeds from our initial public offering were $92.0 million after deducting underwriting discounts and offering expenses. The initial closing of our initial public offering occurred on November 12, 2021, and the closing for the shares issued pursuant to the underwriters’ option occurred on November 17, 2021. In connection with the closing of our initial public offering, we issued an aggregate of 49,750 shares of restrictive stock to our directors and executive officers. We intend to use the net proceeds from our initial public offering to support our organic growth and for general corporate purposes, including maintenance of our required regulatory capital and potential future acquisition opportunities.
Market Area
We currently operate primarily in three distinct but complementary metropolitan markets, the Greater Houston market, the Dallas-Fort Worth market, and the
Austin-San
Antonio market. We have seven branches in the Greater Houston market, including five branches located in the Houston MSA and two branches in the neighboring Beaumont MSA. We have two branches in the Dallas-Fort Worth market, with one location in the North Dallas area and one in Plano. We also have two branches in the
Austin-San
Antonio market, with one location in Nixon and one in La Vernia, and a loan production office in Austin. In addition, we have one branch in Detroit, Texas, located approximately 120 miles northeast of Dallas, Texas. We believe our footprint positions us for continued growth in and around the markets we serve.
Competition
The banking business is highly competitive, and our profitability depends upon our ability to compete with other banks and non-bank
financial institutions located in each of our markets for lending opportunities, deposit funds, bankers and acquisition candidates. Our banking competitors in our target markets include various community banks and national and regional banks. We compete with other commercial banks, savings associations, credit unions, finance companies and money market mutual funds operating in our markets.
We are subject to vigorous competition in all aspects of our business from banks, savings banks, savings and loan associations, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, asset-based non-bank
lenders, insurance companies and certain other
non-financial
entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than we can. Many of the banks and other financial institutions with which we compete have significantly greater financial resources, marketing capability and name recognition than us and operate on a local, statewide, regional or nationwide basis.
Our business has capitalized on our team-oriented culture and diverse product and service offerings to successfully execute our high-touch, relationship driven approach to banking. We strive to know our customers better than our competition and believe our greatest opportunities for organic growth stem from the ability of our relationship managers to provide a greater level of attentiveness to customers and prospects than larger banks and our peers. As a result of consolidation among Texas metropolitan banks, we believe we are one of the few remaining locally-based banks in our markets that are dedicated to providing personalized service to small and medium-sized
businesses with sophisticated banking needs.
Lending Activities
Lending limits.
 Our lending activities are subject to a variety of lending limits imposed by state and federal law. In general, we are subject to a legal limit on loans to a single borrower equal to 25% of the Bank’s Tier 1 capital. This limit increases or decreases as the Bank’s capital increases or decreases. As of December 31, 2021, our legal lending limit was $67.2 million, and our largest relationship was $27.0 million. In order to ensure compliance with legal lending limits and in accordance with our strong risk management culture, we maintain internal lending limits that are significantly less than the legal lending limits. We are able to sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of these limits.
Credit Department.
The Bank’s credit department is overseen by the Bank’s Chief Credit Officer. The credit department prepares and provides in-depth
credit administration reporting to the Bank’s board of directors on a monthly and quarterly basis to aid the Bank’s board of directors in monitoring and adjusting the Bank’s loan focus as it grows. In addition, credit analysts provide analytical and underwriting services in support of the loan officers developing their respective loan portfolios. The Bank’s credit analysts support our most senior loan officers as they are further trained to be our future lending officers.
Loan Review.
The Bank has developed an internal loan risk rating system which utilizes risk rating worksheets based upon the type of loan and collateral. Currently, the Bank has risk rating worksheets for commercial and industrial loans, individual loans, non-owner
occupied real estate loans, owner-occupied real estate loans, and
1-4
family construction loans. Risk rating worksheets are completed for substantially all new loan and renewal requests. In addition, an annual loan review form is completed on real estate loans of $1 million or greater, given that these loans tend to have longer terms than loans that are not secured by real estate. The loan officer will prepare the annual loan review form that updates the credit file with new financials, review of the collateral status, and provide any meaningful commentary that documents changes in the borrower’s overall condition. Upon completion of the annual loan review form, the loan officer must present the form to the Chief Credit Officer for final review, appropriate grade change if needed and then approval to place in the credit file for future reference. We believe this process gives the Chief Credit Officer and executive management strong insight into the underlying performance of the Bank’s loan portfolio, allowing for accurate and proper real-time grading of the loan portfolio.
The Bank also has a Special Assets Committee, which generally meets monthly to review loans graded substandard or worse, past due loans, overdrafts, and other real estate owned, and considers and approves other loan grade changes. On a quarterly basis, the meeting includes the review of loans graded special mention. For all loans graded special mention or worse, the loan officer is required to complete a problem asset report, which is submitted to the Special Assets Committee.
Additionally, we employ, from time to time, an external third party loan review team to review up to a 30% penetration of the Bank’s entire loan portfolio. This review will generally include all large loan relationships, insider loans, and criticized loans.
Deposits
Our core deposits include checking accounts, money market accounts, savings accounts, a variety of certificates of deposit and individual retirement accounts. To attract deposits, we employ an aggressive marketing plan in our primary service areas and feature a broad product line and competitive offerings. The primary sources of deposits are residents and businesses located in the markets we serve. We obtain these deposits through personal solicitation by our lenders, officers and directors.

Other Banking Services
We offer banking products and services that we believe are attractively priced and easily understood by our customers. In addition to traditional bank accounts such as checking, savings, money markets, and CDs, we offer a full range of ancillary banking services, including a full suite of treasury management services, consumer and commercial online banking services, mobile applications, safe deposit boxes, wire transfer services and debit cards. Merchant services (credit card processing) and co-branded
credit card services are offered through a correspondent bank relationship.
Investments
As of December 31, 2021, our investment portfolio consisted of state and municipal securities, mortgage-backed securities, and corporate bonds classified as available for sale. In the future, we may invest in, among other things, U.S. Treasury bills and notes, as well as in securities of federally sponsored agencies, such as Federal Home Loan Bank (“FHLB”) bonds. We may also invest in federal funds, negotiable certificates of deposit, banker’s acceptances, mortgage-backed securities, corporate bonds and municipal or other tax-free
bonds. No investment in any of those instruments will exceed any applicable limitation imposed by law or regulation. The Bank’s Asset Liability and Investment Committee (ALCO) reviews the investment portfolio on an ongoing basis in order to ensure that the investments conform to our internal policy set by our board of directors.
Borrowings
To supplement our core deposits, we maintain borrowings consisting of advances from the FHLB of Dallas and a holding company line of credit with a third party lender. At December 31, 2021, FHLB advances totaled $50.0 million, or 2.3% of total liabilities, and borrowings under the line of credit totaled $1.0 million, or 0.1% of total liabilities. At December 31, 2021, we had $29.9 million available to be drawn on the line of credit with a third party lender.
Information Technology Systems
We have made significant investments in our information technology systems for our banking and lending operations and treasury management activities. We believe information technology system investments are important to enhance our capabilities to offer new products and overall customer experience, to provide scale for future growth and acquisitions, and to increase controls and efficiencies in our back office operations. We outsource our core data processing services to a nationally recognized bank software vendor providing us with capabilities to support the continued growth of the Bank. Our internal network and
e-mail
systems are maintained
in-house.
We leverage the capabilities of a third party service provider to provide the technical expertise around network design and architecture that is required for us to operate as an effective and efficient organization. We actively manage our business continuity plan, and we follow recommendations outlined by the Federal Financial Institutions Examination Council to ensure that we have effectively identified our risks and documented contingency plans for key functions and systems including providing for back up sites for all critical applications. We also perform tests to ensure the adequacy of these contingency plans.
The majority of our other systems, including our electronic funds transfer, transaction processing and online banking services, are also hosted by the vendor to whom we outsource our core data processing services. The scalability of this infrastructure is designed to support our growth strategy. These critical business applications and processes are included in the business continuity plans referenced above.
Enterprise Risk Management
We place significant emphasis on risk mitigation as an integral component of our organizational culture. We believe that our emphasis on risk management is manifested in our asset quality statistics and in our history of low charge-offs and losses on deposit-related services due to debit card, ACH or wire fraud. With respect to our lending philosophy, our risk management focuses on structuring credits to provide for multiple sources of repayment, coupled with strong underwriting and monitoring undertaken by the Bank’s experienced officers and credit policy personnel.
Our risk mitigation techniques include weekly Directors’ Loan Committee meetings where loan pricing, allowance for loan losses methodology and level, and loan concentrations are reviewed and discussed. In addition, the Bank’s board of directors reviews portfolio composition reports on a monthly basis. The Bank’s Special Assets Committee also meets monthly to discuss criticized assets and set action plans for those borrowers who display deteriorating financial condition, to monitor those relationships and to implement corrective measures on a timely basis to minimize losses. We also perform an annual stress test on our loan portfolio, in which we evaluate the impact on the portfolio of declining economic conditions.
We also focus on risk management in numerous other areas throughout our organization, including asset/liability management, regulatory compliance and strategic and operational risk. We have implemented an extensive asset/liability management process, and utilize a well-known and experienced third party to run our interest rate risk model on a quarterly basis.
We also annually engage an experienced third party to review and assess our controls with respect to technology, as well as to perform penetration and vulnerability testing to assist us in managing the risks associated with information security.
Supervision and Regulation
The following is a general summary of the material aspects of certain statutes and regulations that are applicable to us as of December 31, 2021. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business or our revenues.
General
We are extensively regulated under U.S. federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Texas Department of Savings and Mortgage Lending (“TDSML”), the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”) and the Consumer Financial Protection Bureau (the “CFPB”). Furthermore, tax laws administered by the Internal Revenue Service, or the IRS, and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board, or FASB, securities laws administered by the SEC and state securities authorities and anti-money laundering, or AML, laws enforced by the U.S. Department of the Treasury, or the Treasury, also impact our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our financial condition and results of operations. Further, the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.
Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of banks, their holding companies and their affiliates. These laws are intended primarily for the protection of depositors, customers and the Deposit Insurance Fund, or the DIF, rather than for shareholders. Federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management’s ability and performance, earnings, liquidity and various other factors. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.
The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.
Financial Services Industry Reform
On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act imposed significant regulatory and compliance requirements, including the changing roles of credit rating agencies, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector.
Additionally, the Dodd-Frank Act established a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the Office of the Comptroller of the Currency (“OCC”) and the FDIC.
On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act, or the EGRRCPA, was enacted. The EGRRCPA repealed or modified several provisions of the Dodd-Frank Act and included a number of burden reduction measures for community banks, including, among other things: (i) designating mortgages held in portfolio as “qualified mortgages” for banks with less than $10 billion in assets, subject to certain documentation and product limitations; (ii) exempting banks with less than $10 billion in assets (and total trading assets and trading liabilities of 5% or less of total assets) from Volcker Rule requirements relating to proprietary trading; (iii) simplifying capital calculations for banks with less than $10 billion in assets by requiring federal banking agencies to establish a community bank leverage ratio of tangible equity to average consolidated assets of not less than 8% or more than 10%, and provide that banks that maintain tangible equity in excess of such ratio will be deemed to be in compliance with risk-based capital and leverage requirements; (iv) assisting smaller banks with obtaining stable funding by providing an exception for reciprocal deposits from FDIC restrictions on acceptance of brokered deposits; (v) raising the eligibility for use of short-form Call Reports from $1 billion to $5 billion in assets; (vi) clarifying definitions pertaining to high-volatility commercial real estate, or HVCRE, which require higher capital allocations, so that only loans with increased risk are subject to higher risk weightings; and (vii) directing the Federal Reserve to raise the asset threshold under the Small Bank Holding Company and Savings and Loan Holding Company Policy Statement, or the SBHC Policy Statement, from $1 billion to $3 billion.
Regulatory Capital Requirements and Capital Adequacy
The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements. These risk-based capital adequacy requirements are intended to provide a measure of capital adequacy that reflects the perceived degree of risk associated with a banking organization’s operations, both for transactions reported on the banking organization’s balance sheet as assets and for transactions that are recorded as off-balance
sheet items, such as letters of credit and recourse arrangements. In 2013, the federal bank regulatory agencies issued final rules, or the Basel III Capital Rules, establishing a new comprehensive capital framework for banking organizations. The Basel III Capital Rules implement the Basel Committee on Banking Supervision’s December 2010 framework for strengthening international capital standards and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules became effective on January 1, 2015.
The Basel III Capital Rules require the Bank to comply with four minimum capital standards: (1) a tier 1 capital to total consolidated assets ratio of at least 4.0%; (2) a common equity tier 1, or CET1, capital to risk-weighted assets ratio of at least 4.5%; (3) a tier 1 capital to risk-weighted assets ratio of at least 6.0%; and (4) a total capital to risk-weighted assets ratio of at least 8.0%. CET1 capital is generally comprised of common shareholders’ equity and retained earnings. Tier 1 capital is generally comprised of CET1 capital and “additional tier 1 capital,” which generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes tier 1 capital (CET1 capital plus additional tier 1 capital) and tier 2 capital. Tier 2 capital is generally comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in tier 2 capital is the allowance limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out
election regarding the treatment of Accumulated Other Comprehensive Income, or AOCI, up to 45% of net unrealized gains on available-for-sale
equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out
have AOCI incorporated into CET1 capital (including unrealized gains and losses on available-for-sale-securities).
We determined to
opt-out
of this requirement. The calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.
The Basel III Capital Rules also establish a “capital conservation buffer” of 2.5% above the regulatory minimum risk-based capital requirements. The capital conservation buffer requirement was phased in beginning in January 2016 and, as of January 2019, is now fully implemented. An institution is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffered ratio.
The minimum capital ratios under the Basel III Capital Rules as applicable to the Bank after the full phase-in
period of the capital conservation buffer are summarized in the table below.

	Minimum Ratio for Capital Adequacy Purposes	Additional Capital Conservation Buffer	Minimum Ratio with Capital Conservation Buffer
Total risk-based capital ratio (total capital to risk-weighted assets)	8.00%	2.50%	10.50%
Tier 1 risk-based capital ratio (tier 1 capital to risk-weighted assets)	6.00%	2.50%	8.50%
CET 1 risk-based capital ratio (CET 1 capital to risk-weighted assets)	4.50%	2.50%	7.00%
Tier 1 leverage ratio (tier 1 capital to average assets)	4.00%	—	4.00%
In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a banking organization’s assets, including certain off-balance
sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. As a result, higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien
1-4
family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors. The Basel III Capital Rules increased the risk weights for a variety of asset classes, including certain commercial real estate mortgages. Additional aspects of the Basel III Capital Rules’ risk-weighting requirements include:

•
assigning exposures secured by single-family residential properties to either a 50% risk weight for first-lien mortgages that meet prudent underwriting standards or a 100% risk weight category for all other mortgages;

•
providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (increased from 0% under the previous risk-based capital rules);

•
assigning a 150% risk weight to all exposures that are nonaccrual or 90 days or more past due (increased from 100% under the previous risk-based capital rules), except for those secured by single-family residential properties, which will be assigned a 100% risk weight, consistent with the previous risk-based capital rules;

•	applying a 150% risk weight instead of a 100% risk weight for certain HVCRE acquisition, development, and construction loans; and

•
applying a 250% risk weight to the portion of mortgage servicing rights and deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks that are not deducted from CET1 capital (increased from 100% under the previous risk-based capital rules).

As of December 31, 2021, the Bank’s capital ratios exceeded the minimum capital ratio requirements under the Basel III Capital Rules on a fully phased-in
basis. At this time, the Company is not required to comply with the Basel III Capital Rules because the Company is subject to the SBHC Policy Statement.
On September 17, 2019, the FDIC finalized a rule that provides certain banking organizations with the option to elect out of complying with the Basel III Capital Rules. Under the rule, a qualifying community banking organization, or a QCBO, would be eligible to elect the community bank leverage ratio, or CBLR, framework. A QCBO is defined as a banking organization that is not an advanced approaches banking organization and that has:

•	a leverage ratio of greater than 9%;

•	total consolidated assets of less than $10 billion;

•	total off-balance sheet exposures (excluding derivatives other than sold credit derivatives and unconditionally cancelable commitments) of 25% or less of total consolidated assets; and

•	total trading assets and trading liabilities of 5% or less of total consolidated assets.
A QCBO that elects to use the CBLR framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the risk-based and leverage capital requirements in the Basel III Capital Rules and to have met the well-capitalized ratio requirements under the Federal Deposit Insurance Act, described below. The final rule became effective as of January 1, 2020. The Company did not elect to opt in to the CBLR framework.
Prompt Corrective Action
The Federal Deposit Insurance Act requires federal banking agencies to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. For purposes of prompt corrective action, the law establishes five capital tiers: “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A depository institution’s capital tier depends on its capital levels and certain other factors established by regulation. The applicable FDIC regulations have been amended to incorporate the increased capital requirements required by the Basel III Capital Rules that became effective on January 1, 2015. Under the amended regulations, an institution is deemed to be “well-capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 6.5% or greater and a leverage ratio of 5.0% or greater.

At each successively lower capital category, a bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from making capital distributions and paying management fees to its holding company if doing so would make the bank “undercapitalized.” Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). “Significantly undercapitalized” banks are subject to broad regulatory restrictions, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. “Critically undercapitalized” are subject to even more severe restrictions, including, subject to a narrow exception, the appointment of a conservator or receiver within 90 days after becoming critically undercapitalized.
The appropriate federal banking agency may determine (after notice and opportunity for a hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.
The capital classification of a bank affects the frequency of regulatory examinations, the bank’s ability to engage in certain activities and the deposit insurance premium paid by the bank. A bank’s capital category is determined solely for the purpose of applying prompt correct action regulations and the capital category may not accurately reflect the bank’s overall financial condition or prospects.
As of December 31, 2021, the Bank met the requirements for being deemed “well-capitalized” for purposes of the prompt corrective action regulations.
Enforcement Powers of Federal and State Banking Agencies
The federal bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under “—Prompt Corrective Actions,” the appropriate federal bank regulatory agency may appoint the FDIC as conservator or receiver for a depository institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the depository institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The TDSML also has broad enforcement powers over us, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.
The Company
General.
As a registered bank holding company, the Company is subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of its operations and such additional information as the Federal Reserve may require.
Acquisitions, Activities and Change in Control.
The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or a bank holding company’s acquisition of more than 5% of a class of voting securities of any additional bank or bank holding company or to acquire all or substantially all of the assets of any additional bank or bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the Federal Reserve considers, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant’s performance record under the CRA and the effectiveness of all organizations involved in the merger or acquisition in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.
Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state
depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state
bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to complete interstate mergers or acquisitions. For a discussion of the capital requirements, see “Regulatory Capital Requirements and Capital Adequacy” above.
Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5.00% and 24.99% ownership.
Permitted Activities.
The BHCA generally prohibits the Company from controlling or engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be “so closely related to banking as to be a proper incident thereto.” This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank
subsidiaries of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.
Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of non-banking
activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Company has not elected to be a financial holding company, and we have not engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

If the Company should elect to become a financial holding company, the Company and the Bank must be well-capitalized, well-managed, and have a least a satisfactory CRA rating. If the Company were to become a financial holding company and the Federal Reserve subsequently determined that the Company, as a financial holding company, is not well-capitalized or well-managed, the Company would have a period of time during which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the Company that the Federal Reserve believed to be appropriate. Furthermore, if the Company became a financial holding company and the Federal Reserve subsequently determined that the Bank, as a financial holding company subsidiary, had not received a satisfactory CRA rating, the Company would not be able to commence any new financial activities or acquire a company that engages in such activities.
Source of Strength.
Federal Reserve policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide it. The Company must stand ready to use its available resources to provide adequate capital to the Bank during periods of financial stress or adversity. The Company must also maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting the Bank. The Company’s failure to meet its source of strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve’s regulations or both. The source of strength obligation most directly affects bank holding companies where a bank holding company’s subsidiary bank fails to maintain adequate capital levels. Any capital loans by a bank holding company to the subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. The BHCA provides that in the event of a bank holding company’s bankruptcy any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of its subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.
Safe and Sound Banking Practices.
Bank holding companies and their
non-banking
subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances the Federal Reserve may require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.
Anti-tying Restrictions.
Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by the bank holding company or its affiliates.
Dividend Payments, Stock Redemptions and Repurchases.
The Company’s ability to pay dividends to its shareholders is affected by both general corporate law considerations and the regulations and policies of the Federal Reserve applicable to bank holding companies, including the Basel III Capital Rules. Generally, a Texas corporation may not make distributions to its shareholders if (i) after giving effect to the dividend, the corporation would be insolvent, or (ii) the amount of the dividend exceeds the surplus of the corporation. Dividends may be declared and paid in a corporation’s own treasury shares that have been reacquired by the corporation out of surplus. Dividends may be declared and paid in a corporation’s own authorized but unissued shares out of the surplus of the corporation upon the satisfaction of certain conditions.
It is the Federal Reserve’s policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.
Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in tier 1 or tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization’s capital base. In addition, bank holding companies are unable to repurchase shares equal to 10% or more of its net worth if it would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.
The Bank
General.
The Bank is a Texas state savings bank and state member bank of the Federal Reserve. As such, the Bank is subject to examination, supervision and regulation by the TDSML and the Federal Reserve. The TDSML, which is the chartering authority for Texas state savings banks, supervises and regulates all areas of the Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends and the establishment or closing of banking offices. The Federal Reserve, as the Bank’s primary federal regulator, also supervises and regulates the Bank’s operations and periodically examines the Bank’s operational safety and soundness and compliance with federal law. The TDSML and the Federal Reserve have the power to enforce compliance with applicable banking statutes and regulations. Those regulations include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged on loans, and restrictions relating to investments and other activities of the Bank. In addition, the Bank’s deposit accounts are insured by the FDIC up to applicable limits. This gives the FDIC additional enforcement authority over the Bank, such as the ability to terminate the Bank’s deposit insurance under certain circumstances.
As a Texas state savings bank, the Bank is empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations, and to provide various other banking services for the benefit of the Bank’s clients. Various state consumer laws and regulations also affect the operations of the Bank, including state usury laws and consumer credit laws.
The Texas Finance Code further provides that, subject to the limitations established by rule of the Texas Finance Commission, a Texas state savings bank may make any loan or investment or engage in any activity permitted under state law for a bank or savings and loan association or under federal law for a federal savings and loan association, savings bank or national bank if such institution’s principal office is located in Texas. This provision is commonly referred to as the “Expansion of Powers” provision of the Texas Finance Code applicable to Texas state savings banks.
Under federal law, a Texas state savings bank is treated as a state bank. The Federal Deposit Insurance Corporation Improvement Act provides that no state bank or subsidiary thereof may engage as a principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the Deposit Insurance Fund, or the DIF.
Qualified Thrift Lender Test.
As a Texas state savings bank, the Bank is required to meet a Qualified Thrift Lender test to avoid certain restrictions on its activities. Specifically, Texas state savings banks are required to maintain at least 50% of their portfolio assets in qualified thrift investments as defined by 12 U.S.C. § 1467a(m)(4)(C) and other assets determined by the commissioner of the TDSML under rules adopted by the Finance Commission, to be substantially equivalent to qualified thrift investments or which further residential lending or community development.
Depositor Preference.
In the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit
creditors including the parent bank holding company with respect to any extensions of credit they have made to that insured depository institution.
Brokered Deposit Restrictions.
Well-capitalized institutions are not subject to limitations on brokered deposits, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are generally not permitted to accept, renew or roll over brokered deposits. As of December 31, 2021, the Bank was eligible to accept brokered deposits without a waiver from the FDIC.
Deposit Insurance.
FDIC-insured depository institutions are required to pay deposit insurance assessments to the FDIC to fund the DIF. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. The FDIC’s method for determining the assessment rate for a bank with less than $10 billion in assets is generally based on a formula using financial data and assigned Uniform Financial Institutions Rating System ratings. While in the past an insured depository institution’s assessment base was determined by its deposit base, amendments to the Federal Deposit Insurance Act revised the assessment base so that it is calculated using average consolidated total assets minus average tangible equity.
Additionally, the Dodd-Frank Act raised the minimum designated reserve ratio of the DIF from 1.15% to 1.35% of the estimated amount of total insured deposits and eliminated the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The DIF reserve ratio reached 1.36 percent on September 30, 2018, exceeding the statutorily required minimum reserve ratio of 1.35 percent ahead of the September 30, 2020, deadline under the Dodd-Frank Act.
At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, may increase or decrease the assessment rates following notice and comment on proposed rulemaking. As a result, the Bank’s FDIC deposit insurance premiums could increase. During the year ended December 31, 2021, the Bank paid $1.1 million in FDIC deposit insurance premiums.
Audits.
For insured institutions with total assets of $500 million or more, financial statements prepared in accordance with GAAP, as well as management’s certifications concerning management’s responsibility for the financial statements, must be submitted to the FDIC. If the insured institution has consolidated total assets of more than $1 billion, it must additionally submit an attestation by the auditors regarding the institution’s internal controls. Insured institutions with total assets of $500 million or more must also have an audit committee consisting exclusively of outside directors (the majority of whom must be independent of management), and insured institutions with total assets of $1 billion or more must have an audit committee that is entirely independent. The committees of institutions with total assets of more than $3 billion must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers.
FICO Assessments.
In addition to paying basic deposit insurance assessments, insured depository institutions must pay Financing Corporation, or FICO, assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board to recapitalize the former Federal Savings and Loan Insurance Corporation. FICO issued
30-year
non-callable
bonds of approximately $8.1 billion. The last of the remaining FICO bonds matured in September 2019. Since 1996, federal legislation requires that all FDIC-insured depository institutions pay assessments to cover interest payments on FICO’s outstanding obligations. During the year ended December 31, 2021, the Bank paid no FICO assessments.
Examination Assessments.
Texas state savings banks are required to pay assessments to the TDSML to fund its operations. During the year ended December 31, 2021, the Bank paid examination assessments to the TDSML totaling $42,000.
Capital Requirements.
Banks are generally required to maintain minimum capital ratios. For a discussion of the capital requirements applicable to the Bank, see “Regulatory Capital Requirements and Capital Adequacy” above.
Bank Reserves.
The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve “discount window” as a secondary source of funds if the institution meets the Federal Reserve’s credit standards.
Liquidity Requirements.
Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III liquidity framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests. The federal banking agencies adopted final Liquidity Coverage Ratio rules in September 2014 and proposed Net Stable Funding Ratio rules in May 2016. These rules introduced two liquidity related metrics: Liquidity Coverage Ratio is intended to require financial institutions to maintain sufficient high-quality liquid resources to survive an acute stress scenario that lasts for one month; and Net Stable Funding Ratio is intended to require financial institutions to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution’s assets and contingent liquidity needs over a one-year
period.
While the Liquidity Coverage Ratio and the proposed Net Stable Funding Ratio rules apply only to the largest banking organizations in the country, certain elements may filter down and become applicable to or expected of all insured depository institutions and bank holding companies.
Dividend Payments.
The primary source of funds for the Company is dividends from the Bank. The ability of the Bank, as a Texas state savings bank, to pay dividends is restricted under the Texas Finance Code. Pursuant to the Texas Finance Code, a Texas state savings bank may declare and pay a dividend out of current or retained earnings, in cash or additional stock, to the holders of record of the stock outstanding on the date the dividend is declared. However, without the prior approval of the TDSML, a cash dividend may not be declared by the board of a Texas state savings bank that the TDSML considers to be in an unsafe condition or to have less than zero total retained earnings on the date of the dividend declaration.
The Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that the Bank maintain an adequate level of capital in accordance with federal laws and regulations and with guidelines promulgated from time to time by the federal banking agencies.
The present and future dividend policy of the Bank is subject to the discretion of its board of directors. In determining whether to pay dividends to the Company and, if made, the amount of the dividends, the board of directors of the Bank considers many of the same factors discussed above. The Bank cannot guarantee that it will have the financial ability to pay dividends to the Company, or if dividends are paid, that they will be sufficient for the Company to make distributions to shareholders. The Bank is not obligated to pay dividends.

Transactions with Affiliates.
The Bank is subject to sections 23A and 23B of the Federal Reserve Act, or the Affiliates Act, and the Federal Reserve’s implementing Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between the Company, the Bank and any non-bank
subsidiaries will be subject to a number of restrictions. The Affiliates Act imposes restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of the Company or other affiliates. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Bank to or in the Company or to or in any other non-banking
affiliate are limited, individually, to 10% of the Bank’s capital and surplus, and such transactions are limited in the aggregate to 20% of the Bank’s capital and surplus. All such transactions, as well as contracts entered into between the Bank and affiliates, must be on terms that are no less favorable to the Bank than those that would be available from non-affiliated
third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.
Financial Subsidiaries.
Under the GLBA, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial activities or activities incidental thereto, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the GLBA imposed new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank
affiliates.
Loans to Directors, Executive Officers and Principal Shareholders.
The authority of the Bank to extend credit to its directors, executive officers and principal shareholders, including their immediate family members and corporations and other entities that they control, is subject to substantial restrictions and requirements under the Federal Reserve’s Regulation O, as well as the Sarbanes-Oxley Act. These statutes and regulations impose limits on the amount of loans the Bank may make to directors and other insiders and require that the loans must be made on substantially the same terms, including interest rates and collateral, as prevailing at the time for comparable transactions with persons not affiliated with the Company or the Bank, that the Bank must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with persons who are not affiliated with the Company or the Bank, and that the loans must not involve a greater than normal risk of non-payment
or include other features not favorable to the Bank. Furthermore, the Bank must periodically report all loans made to directors and other insiders to the bank regulators.
Limits on Loans to One Borrower.
The Bank is subject to limits on the amount of loans it can make to one borrower. With certain limited exceptions, loans and extensions of credit from the Bank to any borrower (including certain related entities of the borrower) at any one time may not exceed 25% of the tier 1 capital of the Bank. The Bank may lend an additional amount if the loan is fully secured by certain types of collateral, like bonds or notes of the United States. Certain types of loans are exempted from the lending limits, including loans secured by segregated deposits held by the Bank.
Safety and Soundness Standards / Risk Management.
The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.
In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution’s primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator’s order is cured, the regulator may restrict the financial institution’s rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.
During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, third party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive internal controls.
Branching Authority.
Deposit-taking banking offices of the Bank must be approved by the Federal Reserve and the TDSML, which consider a number of factors including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. The Dodd-Frank Act permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Finally, the Company may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.
Interstate Deposit Restrictions.
The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, together with the Dodd-Frank Act, relaxed prior branching restrictions under federal law by permitting, subject to regulatory approval, banks to establish branches in states where the laws permit banks chartered in such states to establish branches.
Section 109 of the Riegle-Neal Act prohibits a bank from establishing or acquiring a branch or branches outside of its home state primarily for the purpose of deposit production. To determine compliance with Section 109, the appropriate federal banking agency first compares a bank’s estimated statewide loan-to-deposit
ratio to the estimated host state
loan-to-deposit
ratio. If a bank’s statewide
loan-to-deposit
ratio is at least
one-half
of the published host state
loan-to-deposit
ratio, the bank has complied with Section 109. A second step is conducted if a bank’s estimated statewide loan-to-deposit
ratio is less than
one-half
of the published ratio for that state. The second step requires the appropriate agency to determine whether the bank is reasonably helping to meet the credit needs of the communities served by the bank’s interstate branches. A bank that fails both steps is in violation of Section 109 and subject to sanctions by the appropriate agency. Those sanctions may include requiring the bank’s interstate branches in the non-compliant
state be closed or not permitting the bank to open new branches in the non-compliant
state.
Community Reinvestment Act.
The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low and moderate income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.
The federal banking agencies have adopted regulations which measure a bank’s compliance with its CRA obligations on a performance based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from a high of “outstanding” to a low of “substantial noncompliance.” The Bank had a CRA rating of “satisfactory” as of its most recent CRA assessment.
Anti-Money Laundering and the Office of Foreign Assets Control Regulation.
The USA PATRIOT Act is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act substantially broadened the scope of United States AML laws and regulations by imposing significant compliance and due diligence obligations, created new crimes and penalties and expanded the extra territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships, must use enhanced due diligence procedures in their dealings with certain types of high risk customers and must implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with the USA PATRIOT Act or its regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be in violation of these obligations.
Among other requirements, the USA PATRIOT Act and implementing regulations require banks to establish AML programs that include, at a minimum:

•	internal policies, procedures and controls designed to implement and maintain the bank’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;

•	systems and procedures for monitoring and reporting suspicious transactions and activities;

•	a designated compliance officer;

•	employee training;

•	an independent audit function to test the AML program;

•	procedures to verify the identity of each customer upon the opening of accounts; and

•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.
Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or the CIP, as part of its AML program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary
methods. Furthermore, all customers must be screened against any
CIP-related
government lists of known or suspected terrorists. Financial institutions are also required to comply with various reporting and recordkeeping requirements. The Federal Reserve and the FDIC consider an applicant’s effectiveness in combating money laundering, among other factors, in connection with an application to approve a bank merger or acquisition of control of a bank or bank holding company.
Likewise, OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Financial institutions are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence.
Failure of a financial institution to maintain and implement adequate AML and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.
Concentrations in Commercial Real Estate.
The federal banking agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm
nonresidential properties (excluding loans secured by owner-occupied properties) and loans for construction, land development, and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. On December 18, 2015, the federal banking agencies jointly issued a “statement on prudent risk management for commercial real estate lending.”
Consumer Protection Laws and Regulations.
The Bank is subject to numerous federal laws and regulations intended to protect consumers in transactions with the Bank, including but not limited to the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Expedited Funds Availability Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Military Lending Act, the Real Estate Procedures Act of 1974, the S.A.F.E. Mortgage Licensing Act of 2008, the Servicemembers Civil Relief Act, the Truth in Lending Act, the Truth in Savings Act and laws prohibiting unfair, deceptive or abusive acts and practices in connection with consumer financial products and services. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission and registration rights, action by state and local attorneys general and civil or criminal liability.
Rulemaking authority for most federal consumer protection laws was transferred from the federal banking regulators to the CFPB on July 21, 2011. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices and to investigate and penalize financial institutions that violate this prohibition. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The creation of the CFPB by the Dodd-Frank Act has led to enhanced enforcement of consumer financial protection laws.

Incentive Compensation Guidance
The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the Basel III Capital Rules limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. Although the federal bank regulatory agencies proposed additional rules in 2016 related to incentive compensation for all banks with more than $1 billion in assets, those rules have not yet been finalized. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.
The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding
“say-on-pay”
vote in their proxy statement by which shareholders may vote on the compensation of the public company’s named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, shareholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as
“say-on-golden
parachute” vote). Although we will be exempt from these requirements while we are an emerging growth company, other provisions of the Dodd-Frank Act may impact our corporate governance. For instance, the SEC adopted rules prohibiting the listing of any equity security of a company that does not have a compensation committee consisting solely of independent directors, subject to certain exceptions. In addition, the Dodd-Frank Act requires the SEC to adopt rules requiring all exchange-traded companies to adopt claw-back policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance
with financial reporting requirements. Those rules, however, have not yet been finalized. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.
Financial Privacy
The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public
information about consumers to
non-affiliated
third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated
third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.
Impact of Monetary Policy
The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.
Impact of Current Laws and Regulations
The cumulative effect of these laws and regulations, while providing certain benefits, adds significantly to the cost of our operations and thus may have a negative impact on our profitability. There has also been a notable expansion in recent years of financial service providers that are not subject to the examination, oversight and other rules and regulations to which we are subject. Those providers, because they are not so highly regulated, may have a competitive advantage over us and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.
Future Legislation and Regulatory Reform
In recent years, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation, regulation and policies and the effects of such legislation, regulation and policies, may have a significant influence on our operations and activities, financial condition, results of operations, growth plans or future prospects and the overall growth and distribution of loans, investments and deposits. Such legislation, regulation and policies have had a significant effect on the operations and activities, financial condition, results of operations, growth plans and future prospects of commercial banks in the past and are expected to continue to do so.
Human Capital
The Company’s success depends on its ability to attract and retain highly qualified management and other skilled employees. The Company focuses on identifying and selecting the best candidates for positions based on their qualifications and skill set. Locating candidates with the necessary qualifications can be difficult and competition for these individuals is often intense. The Company invests in its workforce by offering competitive wages and benefits, continually working to create a strong company culture, and nurturing its talent through training and retention programs.
The Company believes a diverse, equitable and inclusive workforce is critical to its success. The Company is committed to attracting, retaining and promoting top quality talent regardless of sex, sexual orientation, gender identity, race, color, national origin, age, religion and physical ability. The Company is dedicated to creating an environment where its employees feel inspired to do their best work. The Company is committed to providing a diverse, equitable and inclusive organization where everyone feels valued and respected for their unique capabilities and where everyone is engaged in the Company’s strategic vision of continued strong growth.
As of December 31, 2021, the Company employed 334 employees.
Properties
Our principal offices and headquarters are located at 20202 Highway 59 North, Suite 190, Humble, Texas 77338. All of our branches are located in Texas. We own our headquarters and our branch locations in Pearland, Lake Jackson, Nixon, La Vernia, and Detroit, and we lease the remaining locations. We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms. We also believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future. The following table sets forth a list of our branches and our loan production office, or LPO, as of December 31, 2021.

Location	Address	Owned/Leased
Humble	20202 Highway 59 North, Humble, Texas 77338	Owned
Galleria	1800 West Loop South, Suite 100, Houston, Texas 77027	Leased
Conroe	1336 League Line Road, Suite 100, Conroe, Texas 77304	Leased
Pearland	1850 Pearland Parkway, Pearland, Texas, 77581	Owned
Beaumont	229 Dowlen Road, Suite C, Beaumont, Texas 77706	Leased
Lake Jackson	85 Oak Drive, Lake Jackson, Texas 77566	Owned
Mid County	2901 Turtle Creek Drive, Suite 115, Port Arthur, Texas 77642	Leased
Nixon	200 North Nixon Avenue, Nixon, Texas 78140	Owned
La Vernia	13809 West Highway 87, La Vernia, Texas 78121	Owned
Plano	1201 W. 15th Street, Suite 100, Plano, Texas 75075	Leased
Dallas	8235 Douglas Avenue, Suite 100, Dallas, Texas 75225	Leased
Detroit	12038 US Highway 82 West, Detroit, Texas 75436	Owned
Austin (LPO)	5508 Highway 290 West, Austin, Texas 78375	Leased
In addition, we lease
non-branch
offices in Copperfield, Dallas, Fort Worth, Friendswood, Georgetown, Katy, Kingwood, Plano, San Antonio and The Woodlands, Texas.
Legal Proceedings
We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.
At this time, management believes that the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our consolidated results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially and adversely affect our reputation, even if resolved in our favor.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases
of Equity Securities.
Completion of $70.5 Million Private Placement
On August 27, 2021, we completed the issuance and sale of 2,937,876 shares of our common stock for aggregate proceeds of approximately $70.5 million, consisting of 227,307 shares issued and sold during the six months ended June 30, 2021 for aggregate proceeds of approximately $5.4 million and 2,710,569 shares issued and sold between July 1, 2021 and August 27, 2021 for aggregate proceeds of approximately $65.1 million, in a private placement in reliance upon the exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. We used a portion of the net proceeds from the private placement to repay $32.5 million of outstanding indebtedness, consisting of (i) $19.5 million under our senior debt due September 10, 2022 and (ii) $13.0 million under our subordinated debt due July 29, 2022 and subordinated debt due September 27, 2022.

Initial Public Offering
On November 9, 2021, the Company’s common stock began trading on the NASDAQ Global Select Market under the symbol “TCBX”. We issued and sold an aggregate of 4,025,000 shares of our common stock, including 525,000 shares of common stock sold pursuant to the underwriters’ full exercise of their option to purchase additional shares, in our initial public offering at a public offering price of $25.00 per share for aggregate gross proceeds of $100.6 million before deducting underwriting discounts and offering expenses. Aggregate net proceeds from our initial public offering were $92.0 million after deducting underwriting discounts and offering expenses. The initial closing of our initial public offering occurred on November 12, 2021, and the closing for the shares issued pursuant to the underwriters’ option occurred on November 17, 2021. All of the shares issued and sold in the initial public offering were registered under the Securities Act pursuant to a Registration Statement on Form
S-1
(File
No.333-260291),
which was declared effective by the SEC on November 8, 2021, and was supplemented by a Registration Statement on Form
S-1
(File
No. 333-260887)
filed pursuant to Rule 462(b). We made no payments to our directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates in connection with the issuance and sale of the securities registered. In connection with the closing of our initial public offering, we issued an aggregate of 49,750 shares of restricted stock to our directors, advisory directors, and executive officers. Stephens Inc., Piper Sandler & Co., and Deutsche Bank Securities Inc. acted as underwriters. The offering commenced on November 8, 2021, did not terminate until the sale of all of the shares offered, and was closed on November 17, 2021. There has been no material change in the planned use of proceeds from our initial public offering as described in our prospectus for the initial public offering, filed with the SEC on November 9, 2021 pursuant to Rule 424(b) of the Securities Act. We intend to use the net proceeds to support our organic growth and for general corporate purposes, including maintenance of our required regulatory capital and potential future acquisition opportunities.
Holders of Record
As of December 31, 2021 there were approximately 872 holders of record of the Company’s common stock.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the Year Ended December 31, 2021
Overview
We are a bank holding company headquartered in Humble, Texas and operated through our wholly owned subsidiary, the Bank, and the Bank’s wholly owned subsidiary, TCCC. We focus on providing commercial banking solutions to small- and medium-sized
businesses and professionals with operations in our markets. Our market expertise, coupled with a deep understanding of our customers’ needs, allows us to deliver tailored financial products and services. We currently operate twelve branches, with seven branches in the Greater Houston market, two branches in the Dallas-Fort Worth market, two branches in the
Austin-San
Antonio market, and one branch in Detroit, Texas. As of December 31, 2021, we had, on a consolidated basis, total assets of $2.50 billion, total loans of $2.07 billion, total deposits of $2.14 billion and total shareholders’ equity of $299.0 million.
On January 1, 2020, we acquired 100% of the outstanding stock of Heritage Bancorp, Inc. and its subsidiary, Heritage Bank, with five branches located in Texas, and merged Heritage Bancorp, Inc. with and into the Company and Heritage Bank with and into the Bank. The estimated values of assets acquired and liabilities assumed as of January 1, 2020 were total assets of $315.9 million, total loans of $259.6 million, and total deposits of $260.2 million. Pursuant to the merger, we issued $50.9 million in common stock and $103,627 in cash and recognized total goodwill of $18.0 million.
As a bank holding company that operates through one segment, community banking, we generate most of our revenue from interest on loans, and customer service and loan fees. We incur interest expense on deposits and other borrowed funds, as well as noninterest expense, such as salaries and employee benefits and occupancy expenses. We analyze our ability to maximize income generated from interest-earning assets and control the interest expenses of our liabilities, measured as net interest income, through our net interest margin and net interest spread. Net interest income is the difference between interest income on interest-earning assets, such as loans and interest-bearing time deposits in other banks, and interest expense on interest-bearing liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Net interest spread is the difference between average rates earned on interest-earning assets and average rates paid on interest-bearing liabilities.
Changes in market interest rates and the interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as in the volume and types of interest-earning assets, interest-bearing liabilities and noninterest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Texas, as well as developments affecting the real estate, technology, financial services, insurance, transportation, manufacturing and energy sectors within our target markets and throughout the state of Texas.
COVID-19
Update
The Company has been, and may continue to be, impacted by the
COVID-19
pandemic. In recent months, vaccination rates have been increasing and restrictive measures have eased in certain areas. However, uncertainty remains about the duration of the pandemic and the timing and strength of the global economy’s recovery. To address the economic impact of the pandemic in the U.S., multiple stimulus packages have been enacted to provide economic relief to individuals and businesses, including the CARES Act, which established the PPP, and the American Rescue Plan Act of 2021, enacted in March 2021.
As the pandemic evolves, we continue to evaluate protocols and processes in place to execute our business continuity plans while promoting the health and safety of our employees and continuing to support our customers and communities.
We have been an active participant in all phases of the PPP, administered by the SBA, and have helped many of our customers obtain loans through the program. PPP loans have a two or five-year term and earn interest at 1.0%. At December 31, 2021, outstanding PPP loans, net of deferred loan fees of $2.1 million, were $81.6 million which are included in commercial and industrial loans. Assuming compliance with PPP origination and documentation requirements, loans funded through the PPP program are fully guaranteed by the U.S. government.
The Company also participated in the Main Street Lending Program (the “MSLP”), created by the Federal Reserve to support lending to small and medium-sized
businesses and nonprofit organizations that were in sound financial condition before the onset of the
COVID-19
pandemic. At December 31, 2021, outstanding MSLP loans, excluding the 95% portion sold to the Federal Reserve and net of deferred loan fees of $1.0 million, were $5.4 million which are included in commercial and industrial loans.
Completion of $70.5 Million Private Placement
On August 27, 2021, the Company completed the issuance and sale of 2,937,876 shares of its common stock for aggregate proceeds of approximately $70.5 million, consisting of 227,307 shares issued and sold during the six months ended June 30, 2021 for aggregate proceeds of approximately $5.4 million and 2,710,569 shares issued and sold between July 1, 2021 and August 27, 2021 for aggregate proceeds of approximately $65.1 million, in a private placement in reliance upon the exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company used a portion of the net proceeds from the private placement to repay $32.5 million of outstanding indebtedness, consisting of (i) $19.5 million under the Company’s senior debt due September 10, 2022; (ii) $11.0 million under a subordinated debt due July 29, 2022; and (iii) $2.0 million under a subordinated debt due September 27, 2022.
Initial Public Offering
On November 9, 2021, the Company’s common stock began trading on the NASDAQ Global Select Market under the symbol “TCBX”. We issued and sold an aggregate of 4,025,000 shares of our common stock, including 525,000 shares of common stock sold pursuant to the underwriters’ full exercise of their option to purchase additional shares, in our initial public offering at a public offering price of $25.00 per share, for aggregate gross proceeds of $100.6 million before deducting underwriting discounts and offering expenses. Aggregate net proceeds from our initial public offering were $92.0 million after deducting underwriting discounts and offering expenses. The initial closing of our initial public offering occurred on November 12, 2021, and the closing for the shares issued pursuant to the underwriters’ option occurred on November 17, 2021. In connection with the closing of our initial public offering, we issued an aggregate of 49,750 shares of restrictive stock to our directors, advisory directors, and executive officers. We intend to use the net proceeds from our initial public offering to support our organic growth and for general corporate purposes, including maintenance of our required regulatory capital and potential future acquisition opportunities.
Results of Operations
Our results of operations depend substantially on net interest income and noninterest income. Other factors contributing to our results of operations include our level of our noninterest expenses, such as salaries and employee benefits, occupancy and equipment and other miscellaneous operating expenses. See the analysis of the material fluctuations in the related discussions that follow.

	For the Year Ended December 31,				For the Year Ended December 31,
(Dollars in thousands)	2021	2020	Increase (Decrease)		2020	2019	Increase (Decrease)
Interest income	$100,615	$82,241	$18,374	22.3%	$82,241	$49,925	$32,316	64.7%
Interest expense	10,062	14,360	(4,298)	(29.9)%	14,360	15,974	(1,614)	(10.1)%

Net interest income	90,553	67,881	22,672	33.4%	67,881	33,951	33,930	99.9%

Provision for loan losses	9,923	7,550	2,373	31.4%	7,550	1,625	5,925	364.6%
Noninterest income	4,878	2,682	2,196	81.9%	2,682	1,217	1,465	120.4%
Noninterest expense	71,025	47,403	23,622	49.8%	47,403	30,310	17,093	56.4%

Income before income taxes	14,483	15,610	(1,127)	(7.2)%	15,610	3,233	12,377	382.8%
Income tax expense	3,059	3,495	(436)	(12.5)%	3,495	852	2,643	310.2%

Net income	$11,424	$12,115	$(691)	(5.7)%	$12,115	$2,381	$9,734	408.8%

Net Interest Income
Our operating results depend primarily on our net interest income, calculated as the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Fluctuations in market interest rates impact the yield and rates paid on interest-earning assets and interest-bearing liabilities, respectively. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact our net interest income. To evaluate net interest income, we measure and monitor (1) yields on our loans and other interest-earning assets, (2) the costs of our deposits and other funding sources, (3) our net interest spread and (4) our net interest margin. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Year ended December 31, 2021 vs. Year ended December 31, 2020
Net interest income increased $22.7 million, or 33.4%, during the year ended December 31, 2021, compared to the year ended December 31, 2020 primarily due to an increase in average loans and lower average rates paid on interest-bearing deposits as well as increase in income from PPP loans. Average loans was $1.43 billion for the year ended December 31, 2020 compared to $1.65 billion for the year ended December 31, 2021 with the increase primarily due to loan growth in commercial and industrial loans and commercial real estate loans. The average cost of interest-bearing deposits was 0.60% for the year ended December 31, 2021 and 1.07% for the year ended December 31, 2020. The Company recognized $19.2 million in PPP deferred origination fees for the year ended December 31, 2021 through both accretion and forgiveness of the related PPP loans compared to $10.2 million for the year ended December 31, 2020. For the year ended December 31, 2021, net interest margin and net interest spread were 4.65% and 4.50%, respectively, compared to 4.24% and 3.98%, respectively, for the year ended December 31, 2020.
Year ended December 31, 2020 vs. Year ended December 31, 2019
Net interest income increased $33.9 million, or 99.9%, during the year ended December 31, 2020, compared to the year ended December 31, 2019 primarily due to an increase in average loans and lower average rates paid on interest-bearing deposits as well as income from PPP loans. Average loans was $739.5 million for the year ended December 31, 2019 compared to $1.43 billion for the year ended December 31, 2020. The increase in average loans was primarily due to the acquisition of Heritage on January 1, 2020 and loan growth in commercial and industrial loans and commercial real estate loans. The average cost of interest-bearing deposits was 1.07% for the year ended December 31, 2020 and 2.21% for the year ended December 31, 2019. The Company recognized $10.2 million in PPP deferred origination fees for the year ended December 31, 2020 through both accretion and forgiveness of the related PPP loans. For the year ended December 31, 2020, net interest margin and net interest spread were 4.24% and 3.98%, respectively, compared to 4.08% and 3.67%, respectively, for the year ended December 31, 2019.
The following table presents an analysis of net interest income and net interest spread for the periods indicated, including average outstanding balances for each major category of interest-earning assets and interest-bearing liabilities, the interest earned or paid on such amounts, and the average rate earned or paid on such assets or liabilities, respectively. The table also sets forth the net interest margin on average total interest-earning assets for the same periods.

	For the Year Ended December 31,
	2021			2020			2019
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid (3)	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid (3)	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid (3)	Average Yield/ Rate
Assets
Interest-earnings assets:
Investment securities	$31,251	$1,043	3.34%	$14,709	$297	2.02%	$2,422	$24	0.99%
Loans, gross	1,646,591	98,886	6.01%	1,433,412	80,791	5.64%	739,525	47,570	6.43%
Federal funds sold and other interest- earning assets	267,983	686	0.26%	152,066	1,153	0.76%	90,356	2,331	2.58%

Total interest-earning assets	1,945,825	100,615	5.17%	1,600,187	82,241	5.14%	832,303	49,925	6.00%

Less allowance for loan losses	(14,198)			(10,506)			(7,360)

Total interest-earning assets, net of allowance	1,931,627			1,589,681			824,943
Noninterest-earning assets	132,825			80,686			44,220

Total assets	$2,064,452			$1,670,367			$869,163

	For the Year Ended December 31,
	2021			2020			2019
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid (3)	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid (3)	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid (3)	Average Yield/ Rate
Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,421,757	$8,526	0.60%	$1,150,723	$12,302	1.07%	$625,040	$13,787	2.21%
Notes payable	22,329	1,091	4.89%	39,793	1,615	4.06%	24,335	1,436	5.90%
FHLB advances	56,442	445	0.79%	50,000	443	0.89%	36,995	751	2.03%

Total interest-bearing liabilities	1,500,528	10,062	0.67%	1,240,516	14,360	1.16%	686,370	15,974	2.33%

Noninterest-bearing deposits	383,747			310,357			122,961
Other liabilities	9,547			6,661			3,442

Total liabilities	1,893,822			1,557,534			812,773
Shareholders’ equity, including ESOP owned shares	170,630			112,833			56,390

Total liabilities and shareholders’ equity	$2,064,452			$1,670,367			$869,163

Net interest income		$90,553			$67,881			$33,951

Net interest spread (1)			4.50%			3.98%			3.67%

Net interest margin (2)			4.65%			4.24%			4.08%

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(2)	Net interest margin is equal to net interest income divided by average interest-earning assets.
(3)
Interest earned/paid includes accretion of deferred loan fees, premiums and discounts. Interest income on loans includes loan fees and discount accretion of $32.8 million, $18.5 million, and $6.4 million for the year ended December 31, 2021, 2020, and 2019, respectively.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Year Ended December 31, 2021 compared to 2020			For the Year Ended December 31, 2020 compared to 2019
	Increase (Decrease) Due to Changes In		Total Increase (Decrease)	Increase (Decrease) Due to Changes In		Total Increase (Decrease)
(Dollars in thousands)	Volume	Rate		Volume	Rate
Interest-earning assets:
Investment securities	$334	$412	$746	$122	$151	$273
Loans, gross	12,015	6,080	18,095	44,598	(11,377)	33,221
Federal funds sold and other interest-earning assets	879	(1,346)	(467)	1,592	(2,770)	(1,178)

Total increase in interest income	$13,228	$5,146	$18,374	$46,312	$(13,996)	$32,316

Interest-bearing liabilities:
Interest-bearing deposits	$2,898	$(6,674)	$(3,776)	$11,644	$(13,129)	$(1,485)
Notes payable	(709)	185	(524)	912	(733)	179
FHLB advances	57	(55)	2	264	(572)	(308)

Total increase (decrease) in interest expense	$2,246	$(6,544)	$(4,298)	$12,820	$(14,434)	$(1,614)

Increase in net interest income	$10,982	$11,690	$22,672	$33,492	$438	$33,930

Provision for Loan Losses
The provision for loan losses is an expense we use to maintain an allowance for loan losses at a level which is deemed appropriate by management to absorb inherent losses on existing loans.
The provision for loan losses for the year ended December 31, 2021 was $9.9 million compared to $7.6 million for the year ended December 31, 2020. The majority of the provision for 2021 related to provisions on newly originated non-PPP
loans. As of December 31, 2021, the allowance for loan losses totaled $19.3 million, or 0.93% of total loans, compared to $12.0 million, or 0.77% of total loans, as of December 31, 2020.
The provision for loan losses for the year ended December 31, 2020 was $7.6 million compared to $1.6 million for the year ended December 31, 2019. The increase of $6.0 million was primarily due to the increase in net charge-offs for the year ended December 31, 2020 compared to the same period in 2019, loan growth for the year ended December 31, 2020 and an increase in qualitative factors used in our analysis. As of December 31, 2020, the allowance for loan losses totaled $12.0 million, or 0.77% of total loans, compared to $8.1 million, or 1.00% of total loans, as of December 31, 2019.
Noninterest Income
Our primary sources of recurring noninterest income are service charges and fees on deposit accounts, gains from the sale of SBA loans, and earnings from bank-owned life insurance. Noninterest income does not include loan origination fees, which are recognized in interest income.

The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Year Ended December 31,				For the Year Ended December 31,
(Dollars in thousands)	2021	2020	Increase (Decrease)		2020	2019	Increase (Decrease)
Noninterest Income:
Service charges and fees	$2,367	$1,709	$658	38.5%	$1,709	$547	$1,162	212.4%
Gain on sale of SBA loans	586	266	320	120.3%	266	—	266	100.0%
Earnings on bank-owned life insurance	567	354	213	60.2%	354	258	96	37.2%
Other	1,358	353	1,005	284.7%	353	412	(59)	(14.3)%

Total noninterest income	$4,878	$2,682	$2,196	81.9%	$2,682	$1,217	$1,465	120.4%

Year ended December 31, 2021 vs. Year ended December 31, 2020
The increase in noninterest income of $2.2 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, was primarily due to the increase in service charges and fees, gain on sale of SBA loans, increases in earnings on bank-owned life insurance, and other non-loan
related fee income. The increase in service charges and fees was primarily due to a $512,000 increase in ATM income and a $171,000 increase in mortgage secondary market fee income. The Company recognized $586,000 on the sale of the guarantee portion of several
(non-PPP)
SBA loans in 2021 compared to the sale of one
non-PPP
SBA loan in 2020 for a gain of $266,000. The Company purchased $10.0 million in additional bank-owned life insurance policies during the fourth quarter of 2020 resulting in the increased earnings on bank-owned life insurance in 2021. Included in other noninterest income in 2021 is $820,000 in fee income related to non-loan
related fee income.
Year ended December 31, 2020 vs. Year ended December 31, 2019
The increase in noninterest income of $1.5 million for the year ended December 31, 2020, compared to the year ended December 31, 2019, was primarily due to the $266,000 gain recognized on the sale of the guaranteed portion of one
(non-PPP)
SBA loan and the increase in service charges and fees. The increase in service charges and fees was primarily due to a $396,000 increase in ATM income, $181,000 increase in non-sufficient
funds fees, and $40,000 increase in commercial account analysis fees as a result of our growth in retail services and acquisition of Heritage January 1, 2020. In addition, mortgage secondary market fee income for the year ended December 31, 2020 totaled $438,000.
Noninterest Expense
Generally, noninterest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy expenses, depreciation and amortization of our facilities and our furniture, fixtures and office equipment, legal and professional fees, data processing and network expenses, regulatory fees, including FDIC assessments, advertising and marketing expenses, and loan operations and repossessed asset related expenses.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Year Ended December 31,				For the Year Ended December 31,
(Dollars in thousands)	2021	2020	Increase (Decrease)		2020	2019	Increase (Decrease)
Noninterest Expense:
Salaries and employee benefits	$48,642	$29,262	$19,380	66.2%	$29,262	$19,983	$9,279	46.4%
Net occupancy and equipment expenses	5,367	4,127	1,240	30.0%	4,127	2,612	1,515	58.0%
Other:
Legal and professional fees	5,293	3,962	1,331	33.6%	3,962	2,415	1,547	64.1%
Data processing and network expenses	3,060	3,184	(124)	(3.9)%	3,184	1,738	1,446	83.2%
Regulatory assessments	1,101	1,303	(202)	(15.5)%	1,303	434	869	200.2%
Advertising and marketing expenses	1,889	1,326	563	42.5%	1,326	699	627	89.7%
Loan operations and other real estate owned expenses	1,963	1,369	594	43.4%	1,369	819	550	67.2%
Loss on sale of other real estate owned	344	—	344	100.0%	—	38	(38)	100.0%
Other expenses	3,366	2,870	496	17.3%	2,870	1,572	1,298	82.6%

Total noninterest expense	$71,025	$47,403	$23,622	49.8%	$47,403	$30,310	$17,093	56.4%

Year ended December 31, 2021 vs. Year ended December 31, 2020
The increase in noninterest expense of $23.6 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, was primarily due to increases in salaries and employee benefits expense, net occupancy and equipment expenses, and legal and professional expenses.
Salaries and employee benefits are the largest component of noninterest expense and include payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes. Salaries and employee benefits were $48.6 million for the year ended December 31, 2021, an increase of $19.4 million, or 66.2%, compared to $29.3 million for the same period in 2020. The increase was due to our investment in additional personnel, which we expect will foster future growth and allow us to accommodate that growth, and increased commissions related to our loan and deposit growth. As of December 31, 2021 and 2020, the number of employees was 334 and 213, respectively.
Net occupancy expenses were $5.4 million and $4.1 million for the years ended December 31, 2021 and 2020, respectively. This category includes building, leasehold, furniture, fixtures and equipment depreciation and software amortization totaling $2.5 million and $1.9 million for the years ended December 31, 2021 and 2020, respectively. In addition, during 2021, additional office space was leased to accommodate the increase in employees which resulted in an increase in lease expense from $1.2 million in 2020 to $1.6 million in 2021. Expenses related to building maintenance, landscaping services and janitorial services also increased partly due to the five branches acquired in the Heritage acquisition.
Legal and professional fees were $5.3 million and $4.0 million for the years ended December 31, 2021 and 2020, respectively. The increase was primarily due to the $1.1 million increase in professional fees as a result of costs associated with the PPP loan program and recruitment costs related to hiring additional personnel in 2021. Expenses related to audit, consulting, and legal increased as a result of growth and regulatory requirements.
Year ended December 31, 2020 vs. Year ended December 31, 2019
The increase in noninterest expense of $17.1 million for the year ended December 31, 2020, compared to the year ended December 31, 2019, was primarily due to increases in salaries and employee benefits expense, net occupancy and equipment expense, legal and professional fees, and data processing and network expenses.
Salaries and employee benefits were $29.3 million for the year ended December 31, 2020, an increase of $9.3 million, or 46.4%, compared to $20.0 million for the same period in 2019. The increase was primarily due to the addition of approximately 60 employees from the acquisition of Heritage on January 1, 2020 and increased commissions related to our loan and deposit growth. As of December 31, 2020 and 2019, the number of employees was 213 and 147, respectively.
Net occupancy expenses were $4.1 million and $2.6 million for the years ended December 31, 2020 and 2019, respectively. This category includes building, leasehold, furniture, fixtures and equipment depreciation and software amortization totaling $1.9 million for the year ended December 31, 2020 and $1.1 million for the same period in 2019. The increase of $1.5 million, or 58.0%, in occupancy expenses for the year ended December 31, 2020 compared to 2019 was due primarily to the addition of five branches acquired in the Heritage acquisition.
Legal and professional fees were $4.0 million and $2.4 million for the years ended December 31, 2020 and 2019, respectively. The increase was primarily due to higher audit, consulting, legal, and recruitment costs. Higher costs primarily resulted from expenses related to the acquisition of Heritage, the PPP loan program, and additional personnel.
Data processing and network expenses were $3.2 million for the year ended December 31, 2020, an increase of $1.4 million or 83.2%, compared to $1.7 million for the same period in 2019. The increase was primarily due to: (i) higher transaction volumes related to the increased number of loan and deposit accounts, (ii) data conversion costs related to the Heritage acquisition, (iii) data processing costs for Heritage prior to core system conversion on July 1, 2020, (iv) increase in the number of branches from seven to twelve as a result of the Heritage acquisition, and (v) an increase in the number of employees.
Income Tax Expense
The amount of income tax expense we incur is impacted by the amounts of our pre-tax
income,
tax-exempt
income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Income tax expense and effective tax rates for the periods shown below were as follows:

	Year Ended December 31,
(Dollars in thousands)	2021	2020	2019
Income tax expense	$3,059	$3,495	$852
Effective tax rate	21.1%	22.4%	26.4%
Year ended December 31, 2021 vs. Year ended December 31, 2020
For the years ended December 31, 2021 and 2020, income tax expense totaled $3.1 million and $3.5 million, respectively, and our effective tax rate was 21.1% and 22.4% for the years ended December 31, 2021 and 2021, respectively. The decrease in the effective tax rate for year ended 2021 as compared to 2020 was due to an increase in non-taxable
income related to bank-owned life insurance.
Year ended December 31, 2020 vs. Year ended December 31, 2019
For the years ended December 31, 2020 and 2019, income tax expense totaled $3.5 million and $852,000, respectively. Our effective tax rate for the years ended December 31, 2020 and 2019 were 22.4% and 26.4%, respectively. The decrease in the effective tax rate was due to an increase in non-deductible
capital offering expenses and merger costs.
Financial Condition
Total assets were $2.50 billion as of December 31, 2021 compared to $1.87 billion as of December 31, 2020. The increase of $632.1 million, or 33.9% was primarily due to organic loan growth and an increase in cash and cash equivalents from deposit growth and completion of our private placement and initial public offerings.
Loan Portfolio
Our primary source of income is derived through interest earned on loans to small- to medium-sized
businesses, commercial companies, professionals and individuals located in our primary market areas. A substantial portion of our loan portfolio consists of commercial and industrial loans and real estate loans secured by commercial real estate properties located in our primary market areas. Our loan portfolio represents the highest yielding component of our earning assets.
As of December 31, 2021, total loans were $2.07 billion, an increase of $512.6 million, or 32.9%, compared to $1.56 billion as of December 31, 2020. The increase in loans was due to growth of non-PPP
related loans totaling $821.8 million, primarily commercial and industrial loans and commercial real estate loans, offset by a decrease in PPP loans of $309.2 million due to forgiveness payments received from the SBA. Total loans as a percentage of deposits were 96.6% and 95.2% as of December 31, 2021 and 2020, respectively. Total loans as a percentage of assets were 82.8% and 83.3% as of December 31, 2021 and 2020, respectively.
The following table summarizes our loan portfolio by type of loan as of the dates indicated:

	As of December 31,
	2021		2020		2019		2018		2017
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$383,941	18.6%	$353,273	22.7%	$219,920	27.2%	$190,954	27.7%	$169,947	28.3%
Non-farm non-residential non-owner occupied	445,308	21.5%	277,804	17.9%	191,036	23.6%	155,850	22.7%	116,169	19.4%
Residential	213,264	10.3%	140,622	9.0%	87,064	10.7%	60,048	8.7%	47,125	7.9%
Construction, development and other	320,335	15.5%	98,207	6.3%	60,445	7.5%	57,026	8.3%	57,874	9.6%
Farmland	9,934	0.5%	4,653	0.3%	7,359	0.9%	8,955	1.3%	5,952	1.0%
Commercial and industrial	611,348	29.5%	645,928	41.5%	214,935	26.6%	191,487	27.8%	178,663	29.8%
Consumer	4,001	0.2%	4,157	0.3%	3,781	0.5%	4,184	0.6%	5,473	0.9%
Other	80,593	3.9%	31,448	2.0%	24,066	3.0%	19,855	2.9%	18,825	3.1%

Total loans	$2,068,724	100.0%	$1,556,092	100.0%	$808,606	100.0%	$688,359	100.0%	$600,028	100.0%

Commercial Real Estate Loans.
Commercial real estate loans are underwritten primarily based on cash flows of the borrower and, secondarily, the value of the underlying collateral. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the portfolio are located primarily throughout our markets and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.
Owner-occupied commercial real estate loans are a key component of our lending strategy to owner-operated businesses, representing a large percentage of our total commercial real estate loans. Owner-occupied commercial real estate loans increased $30.7 million, or 8.7%, to $383.9 million as of December 31, 2021 from $353.3 million as of December 31, 2020.
Non-owner-occupied
commercial real estate loans are loans for income producing properties and are generally for retail strip centers, office buildings, self-storage facilities, and multi and single tenant office warehouses, all within our markets.
Non-owner-occupied
commercial real estate loans increased $167.5 million, or 60.3%, to $445.3 million as of December 31, 2021 from $277.8 million as of December 31, 2020.
The increases in commercial real estate loans were due to the addition of several lenders in 2021 and increased productivity of existing lenders in response to market demand.
Residential Real Estate Loans.
Residential real estate loans consists of
1-4
family residential loans and multi-family residential loans. Our
1-4
family residential loan portfolio is predominately comprised of loans secured by
1-4
family homes, which are investor owned. While we do have some owner-occupied
1-4
family residential loans, we have not historically pursued this product line; however, we do offer limited mortgage products through our mortgage department. Our multi-family residential loan portfolio is comprised of loans secured by properties deemed multi-family, which includes apartment buildings. Our current multifamily loans are to operators who we believe are seasoned and successful and possess quality alternative repayment sources. Residential real estate loans increased $72.6 million, or 51.7%, to $213.3 million as of December 31, 2021 from $140.6 million as of December 31, 2020 due primarily to continued organic growth.
Construction, Development and Other Loans.
Construction and development loans are comprised of loans used to fund construction, land acquisition and land development. Historically, the properties securing the portfolio were primarily in the Greater Houston and Dallas markets and were generally diverse in terms of type. During 2021, we expanded our construction and development portfolio through the formation of our builder finance group, which provides traditional homebuilder lines secured by lots and single-family homes, and land acquisition and development loans. This group also finances bond anticipation notes and lines of credit to large national institutional tier-one
funds that invest equity in various real estate assets. Construction, development and other loans increased $222.1 million, or 226.2%, to $320.3 million as of December 31, 2021 from $98.2 million as of December 31, 2020 due primarily to the additional productivity from the formation of the builder finance group.
Commercial and Industrial Loans.
Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. These loans are primarily made based on the borrower’s ability to service the debt from income. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees. Our commercial and industrial loan portfolio consists of loans principally to retail trade, service, and manufacturing firms located in our market areas.
In addition, the commercial and industrial loan category includes factored receivables. TCCC provides working capital solutions for small-to medium-sized
businesses throughout the United States. TCCC provides working capital financing through the purchase of accounts receivables. Our factored receivables portfolio consists primarily of customers in the transportation, energy services and service industries. At December 31, 2021 and 2020, outstanding factored receivables were $41.9 million and $23.1 million, respectively.
The commercial and industrial loan category also includes indirect auto loans with local dealerships that are funded through our indirect lending department. The loans are with recourse to the dealership and are structured as commercial lines of credit with the dealerships. The loans are approved with the same underwriting criteria as other commercial credits. Any loans under these lines of credit that are past due in excess of 90 days are required to be paid in full by the dealership. At December 31, 2021 and 2020, outstanding indirect auto loans included in the commercial and industrial category were $7.3 million and $7.0 million, respectively.
In April 2020, we began originating loans to qualified small businesses under the provisions of the CARES Act which are included in commercial and industrial loans. Loans covered by the PPP administered by the SBA may be eligible for loan forgiveness for certain costs incurred related to payroll, group health care benefit costs and qualifying mortgage, rent and utility payments. The remaining loan balance after forgiveness of any amounts is still fully guaranteed by the SBA. At December 31, 2021 and 2020, outstanding PPP loans, net of deferred loan fees, were $81.6 million and $390.8 million, respectively.
Commercial and industrial loans decreased $34.6 million, or 5.4%, to $611.3 million as of December 31, 2021 from $645.9 million as of December 31, 2020. The decrease was primarily a result of the net decrease in PPP loans of $309.2 due to payoffs and forgiveness by the SBA offset by continued organic growth in non-PPP
loans.
Other Loan Categories.
Other categories of loans included in our loan portfolio include farmland loans, lease financing, Bond Anticipation Notes (BANs), consumer loans, and agricultural loans made to farmers and ranchers relating to their operations. None of these categories of loans represents a material portion of our total loan portfolio.
The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of the date indicated are summarized in the following tables:

	As of December 31, 2021
(Dollars in thousands)	One Year or Less	One Through Five Years	Five Years Through Fifteen Years	After Fifteen Years	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$24,056	$104,877	$164,147	$90,861	$383,941
Non-farm non-residential non-owner occupied	36,719	234,347	137,368	36,874	445,308
Residential	26,662	77,088	60,334	49,180	213,264
Construction, development and other	83,846	207,120	20,526	8,843	320,335
Farmland	2,483	4,399	1,715	1,337	9,934
Commercial and industrial	243,510	291,570	70,445	5,823	611,348
Consumer	1,260	2,126	615	—	4,001
Other	44,713	35,832	48	—	80,593

Total loans	$463,249	$957,359	$455,198	$192,918	$2,068,724

Amounts with fixed rates	$181,575	$492,259	$54,915	$35,698	$764,447
Amounts with floating rates	$281,674	$465,100	$400,283	$157,220	$1,304,277
Nonperforming Assets
Nonperforming assets include nonaccrual loans, loans that are accruing over 90 days past due, restructured loans—accruing, and foreclosed assets. Generally, loans are placed on nonaccrual status when they become more than 90 days past due and/or collection of principal or interest is in doubt.

The following table presents information regarding nonperforming assets at the dates indicated:

	As of December 31,
(Dollars in thousands)	2021	2020	2019	2018	2017
Nonaccrual loans (1)	$10,030	$7,257	$4,078	$5,044	$4,549
Loans > 90 days and still accruing	278	752	194	—	694
Restructured loan—accruing	5,295	4,395	328	419	460

Total nonperforming loans	$15,603	$12,404	$4,600	$5,463	$5,703

Other real estate owned and repossessed assets	1,676	3,367	1,767	2,052	727

Total nonperforming assets	$17,279	$15,771	$6,367	$7,515	$6,430

Ratio of nonaccrual loans to total loans	0.48%	0.47%	0.50%	0.73%	0.76%
Ratio of nonperforming loans to total loans	0.75%	0.80%	0.57%	0.79%	0.95%
Ratio of nonperforming loans to total assets	0.62%	0.66%	0.50%	0.65%	0.85%
Ratio of nonperforming assets to total assets	0.69%	0.84%	0.69%	0.89%	0.96%
Ratio of nonperforming loans to total loans plus OREO	0.75%	0.80%	0.57%	0.79%	0.95%
Ratio of nonaccrual loans to total loans		0.47%	0.50%	0.73%	0.76%
Ratio of allowance for loan losses to nonaccrual loans	192.37%	165.07%	199.19%	137.33%	120.03%

(1)	Restructured loans-nonaccrual are included in nonaccrual loans.
We had $17.3 million in nonperforming assets as of December 31, 2021 compared to $15.8 million as of December 31, 2020, and we had $15.6 million in nonperforming loans as of December 31, 2021 compared to $12.4 million as of December 31, 2020. The increase in nonperforming assets was primarily attributable to the placement of several commercial and real estate loans on nonaccrual during 2021 as a result of continued deteriorating financial performance for the identified loans. We believe that the value recorded for each of the properties held in other real estate owned is adequately supported by recent appraisals.
The following table summarizes our nonaccrual loans by category as of the dates indicated:

	As of December 31,
(Dollars in thousands)	2021	2020	2019	2018	2017
Nonaccrual loans by category:
Real estate:
Commercial real estate
Non-farm non-residential owner occupied	$1,008	$1,944	$57	$—	$—
Non-farm non-residential non-owner occupied	346	385	—	1,310	—
Residential	127	85	630	—	1,557
Construction, development and other	244	264	—	53	—
Commercial and industrial	8,297	4,155	3,342	3,681	2,992
Consumer	—	—	15	—	—
Other	—	—	34	—	—
Purchased credit impaired	8	424	—	—	—

Total nonaccrual loans	$10,030	$7,257	$4,078	$5,044	$4,549

COVID-19
Loan Deferments
During March of 2020 and to help mitigate the anticipated effects of the
COVID-19
pandemic on certain borrowers, we began offering deferral modifications of principal and/or interest payments for varying periods, but typically no more than 90 days. After 90 days, customers were able to apply for an additional deferral, and a small portion of our customers requested such an additional deferral. At December 31, 2021, we had approximately 500 loans totaling $223.7 million that had deferral and modification agreements due to
COVID-19
whereby principal and/or interest payments during a specified period were deferred to the end of each of the loan terms. Subsequent to the approved deferral period, customers resumed their regular payments. The CARES Act provides banks an option to elect to not account for certain loan modifications related to
COVID-19
as troubled debt restructurings if the borrowers were not more than 30 days past due at December 31, 2019. In the absence of other intervening factors, such short-term modifications made on a good faith basis are not categorized as troubled debt restructurings, nor are loans granted payment deferrals related to
COVID-19
reported as past due or placed on
non-accrual
status. At December 31, 2021, $4.4 million in accrued interest receivables related to these loans remained outstanding and are due at the end of each loan term.
Risk Gradings
As part of the
on-going
monitoring of the credit quality of the Company’s loan portfolio and methodology for calculating the allowance for loan losses, management assigns and tracks risk gradings as indicated below that are used as credit quality indicators.
The following table summarizes the internal ratings of our loans as of the dates indicated:

	As of December 31, 2021
(Dollars in thousands)	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$370,062	$6,953	$6,926	$—	$—	$383,941
Non-farm non-residential non-owner occupied	428,972	8,338	7,276	722	—	445,308
Residential	212,109	—	1,069	86	—	213,264
Construction, development and other	315,979	—	244	4,112	—	320,335
Farmland	9,934	—	—	—	—	9,934
Commercial and industrial	605,322	1,146	4,816	64	—	611,348
Consumer	3,979	22	—	—	—	4,001
Other	80,593	—	—	—	—	80,593

Gross loans	$2,026,950	$16,459	$20,331	$4,984	$—	$2,068,724

	As of December 31, 2020
(Dollars in thousands)	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$335,442	$12,189	$5,642	$—	$—	$353,273
Non-farm non-residential non-owner occupied	255,468	12,706	5,730	3,900	—	277,804
Residential	139,743	—	861	18	—	140,622
Construction, development and other	93,817	—	267	4,123	—	98,207
Farmland	4,653	—	—	—	—	4,653
Commercial and industrial	629,093	6,144	9,847	270	574	645,928
Consumer	4,157	—	—	—	—	4,157
Other	31,448	—	—	—	—	31,448

Gross loans	$1,493,821	$31,039	$22,347	$8,311	$574	$1,556,092

Allowance for Loan Losses
We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in our loan portfolio. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature and volume of our loan portfolio, overall portfolio quality, industry or borrower concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates, among other factors. Please see “—Critical Accounting Policies—Allowance for Loan Losses” below and “Part II—Item 8. Financial Statements and Supplementary Data—Note 3.”
As of December 31, 2021, the allowance for loan losses totaled $19.3 million, or 0.9% of total loans. As of December 30, 2020, the allowance for loan losses totaled $12.0 million, or 0.8% of total loans. The increase in our allowance for loan losses of $7.3 million, or 61.1%, was primarily due to loan loss provisions related to $821.8 million in non-PPP
loan growth.
The following tables present as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	For Year Ended December 31,
(Dollars in thousands)	2021	2020	2019	2018	2017
Allowance for loan loss at beginning of period	$11,979	$8,123	$6,927	$5,460	$4,597
Provision for loan loss	9,923	7,550	1,625	1,500	1,613
Charge-offs:
Commercial real estate:
Non-farm non-residential non-owner occupied	—	(2,336)	—	—	—
Commercial and industrial	(2,914)	(1,389)	(506)	(108)	(750)
Consumer	—	(7)	(2)	(14)	—
Other	(20)	—	—	—	—

Total charge-offs	(2,934)	(3,732)	(508)	(122)	(750)

Recoveries:
Commercial real estate:
Non-farm non-residential owner occupied	—	—	50	—	—
Commercial and industrial	323	33	29	89	—
Consumer	1	5	—	—	—
Other	3	—	—	—	—

Total recoveries	327	38	79	89	—

Net (charge-offs) recoveries	(2,607)	(3,694)	(429)	(33)	(750)

Allowance for loan losses at end of period	$19,295	$11,979	$8,123	$6,927	$5,460

Ratio of allowance for loan loss to total loans	0.93%	0.77%	1.00%	1.01%	0.91%
Ratio of net (charge-offs) recoveries to average loans	(0.16)%	(0.26)%	(0.06)%	(0.01)%	(0.14)%

The allowance for loan losses by loan category as of the dates indicated was as follows:

	As of December 31,
	2021		2020		2019		2018		2017
(Dollars in thousands)	Allowance for Loan Loss Amount	% Loans in Each Category	Allowance for Loan Loss Amount	% Loans in Each Category	Allowance for Loan Loss Amount	% Loans in Each Category	Allowance for Loan Loss Amount	% Loans in Each Category	Allowance for Loan Loss Amount	% Loans in Each Category
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$3,456	18.6%	$2,608	22.7%	$2,158	27.2%	$1,559	27.7%	$1,119	28.3%
Non-farm non-residential non-owner occupied	5,935	21.5%	3,107	17.9%	1,627	23.6%	1,669	22.7%	1,094	19.4%
Residential	957	10.3%	1,218	9.0%	373	10.7%	219	8.7%	137	7.9%
Construction, development and other	2,064	15.5%	932	6.3%	330	7.5%	306	8.3%	260	9.6%
Farmland	45	0.5%	32	0.3%	29	0.9%	28	1.3%	14	1.0%
Commercial and industrial	6,500	29.5%	3,858	41.5%	3,504	26.6%	3,063	27.8%	2,731	29.8%
Consumer	6	0.2%	35	0.3%	16	0.5%	14	0.6%	12	0.9%
Other	332	3.9%	189	2.0%	86	3.0%	69	2.9%	93	3.1%

	$19,295	100.0%	$11,979	100.0%	$8,123	100.0%	$6,927	100.0%	$5,460	100.0%

Securities
Our investment portfolio consists of state and municipal securities, mortgage-backed securities, and corporate bonds classified as available for sale. The carrying value of such securities is adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax
basis as a component of other comprehensive income in shareholders’ equity.
The following table summarizes the amortized cost and estimated fair value of our investment securities as of the dates shown:

	As of December 31,
	2021		2020		2019
(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Investment securities available for sale:
State and municipal securities	$1,087	$1,094	$1,881	$1,894	$—	$—
Mortgage-backed securities	791	811	1,005	1,028	535	536
Corporate bonds	23,556	24,527	22,571	22,673	—	—

	$25,434	$26,432	$25,457	$25,595	$535	$536

As of December 31, 2021, the carrying amount of the security portfolio was $26.4 million compared to $25.6 million as of December 31, 2020, an increase of $837,000, or 3.3%. Investment securities represented 1.1% and 1.4% of total assets as of December 31, 2021 and 2020, respectively.

The mortgage-backed securities held include Fannie Mae, Freddie Mac, and Ginnie Mae securities. We do not hold any preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, subprime,
Alt-A
or second lien elements in our investment portfolio. As of December 31, 2021 and 2020, our investment portfolio did not contain any securities that are directly backed by subprime or
Alt-A
mortgages.
Our management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures. The contractual maturities of the mortgage-backed securities held ranges from 2022 to 2046 and are not a reliable indicator of the expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The terms of the underlying mortgages and loans may vary significantly due to the ability of a borrower to prepay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage- backed securities do not tend to experience heavy prepayments of principal, and, consequently, the average life of the security is typically lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of the security. Therefore, schedules of maturities for mortgage-backed securities have been excluded from this disclosure.
The amortized cost and estimated fair value of securities available for sale at December 31, 2021, by contractual maturity, are shown below:

	As of December 31, 2021
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$661	$662
Due from one year to five years	426	432
Due from five years to ten years	23,556	24,527

	24,643	25,621
Mortgage-backed securities	791	811

Total available for sale	$25,434	$26,432

The weighted average life of our investment portfolio was 5.88 years with an estimated modified duration of 5.02 years as of December 31, 2021. The weighted average life of our investment portfolio was 7.97 years with an estimated modified duration of 6.49 years as of December 31, 2020.
Deposits
Total deposits as of December 31, 2021 were $2.14 billion, an increase of $507.4 million, or 31.1%, compared to $1.63 billion as of December 31, 2020. The increase was primarily due to continued growth in our primary market areas and the increase in commercial lending relationships for which we also seek deposit balances offset by a decrease in time deposits resulting from a reduction in interest rates paid.
Noninterest-bearing deposits as of December 31, 2021 were $531.4 million, an increase of $204.0 million, or 62.3%, compared to $327.4 million as of December 31, 2020. Total interest-bearing account balances as of December 31, 2021 were $1.61 billion, an increase of $303.3 million, or 23.2%, from $1.31 billion as of December 31, 2020.

The components of deposits as of the dates shown below were as follows:

	As of December 31,
	2021		2020		2019
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand deposits	$531,401	24.8%	$327,361	20.0%	$128,297	15.9%
Interest-bearing deposits	1,298,546	60.6%	909,992	55.7%	388,430	48.1%
Savings	33,539	1.6%	22,261	1.4%	5,178	0.6%
Time deposits	277,713	13.0%	374,217	22.9%	285,353	35.4%

Total deposits	$2,141,199	100.0%	$1,633,831	100.0%	$807,258	100.0%

The following table sets forth the Company’s estimated uninsured time deposits by time remaining until maturity as of the dates indicated:

	As of December 31,
(Dollars in thousands)	2021	2020	2019
Three months or less	$41,920	$49,874	$34,863
Over three months through six months	20,200	24,566	8,518
Over six months through twelve months	44,770	65,431	74,802
Over twelve months	4,576	9,704	21,484

Total	$111,466	$149,575	$139,667

The following table presents the average balances and average rates paid on deposits for the periods indicated:

	Year Ended December 31,
	2021		2020		2019
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing deposits	$383,747	—	$310,357	—	$122,961	—
Interest-bearing demand deposits	$1,064,737	0.62%	$734,638	0.82%	$353,066	2.07%
Savings	27,776	0.29%	19,877	0.21%	4,114	0.53%
Time deposits	329,244	0.57%	396,208	1.57%	267,860	2.41%

Total interest-bearing deposits	$1,421,757	0.60%	$1,150,723	1.07%	$625,040	2.21%

Total deposits	$1,805,504	0.47%	$1,461,080	0.84%	$748,001	1.84%

The ratio of average noninterest-bearing deposits to average total deposits for each of the years ended December 31, 2021 and 2020 was 21.3%.

Borrowings
We have the ability to utilize advances from the FHLB and other borrowings to supplement deposits used to fund our lending and investment activities.

	As of December 31,
(Dollars in thousands)	2021	2020
FHLB borrowings	$50,000	70,000
Line of Credit—Senior Debt	1,000	—
Note Payable—Senior Debt	—	20,875
Note Payable—Subordinated Debt	—	13,000

Total borrowings	$51,000	$103,875

Federal Home Loan Bank (FHLB) Advances.
The FHLB allows us to borrow on a blanket floating lien status collateralized by FHLB stocks, real estate loans and investment securities. As of December 31, 2021 and 2020, total borrowing capacity available under this arrangement was $450.4 million and $474.8 million, respectively.
FHLB advances of $50.0 million were outstanding at December 31, 2021 and $70.0 million outstanding at December 31, 2020. Our cost of FHLB advances was 0.79% for the year ended December 31, 2021 and 0.89% for the year ended December 31, 2020. In addition, letters of credit with the FHLB in the amount of $100.5 million and $109.5 million were outstanding at December 31, 2021 and 2020, respectively. The letters of credit are used to collateralize public fund deposit accounts in excess of FDIC insurance limits.
Line of Credit—Senior Debt.
On March 10, 2021, notes totaling $20.9 million outstanding at December 31, 2020 were consolidated into a new revolving line of credit loan with a third party lender with new funds of $10.0 million for a total facility of $30.9 million. The line of credit bears interest at
The Wall Street Journal
US Prime Rate, as such changes from time to time, with a floor rate of 4.00% per annum. Interest is payable quarterly on the 10th day of March, June, September and December through maturity date of September 10, 2022. All principal and unpaid interest is due at maturity. As of December 31, 2021, the outstanding principal balance was $1.0 million. The line of credit is secured by 100% of the outstanding stock of the Bank.
Note Payable—Subordinated Debt
. On July 29, 2019, a note for $3.0 million scheduled to mature on September 27, 2019 was retired and replaced with a new subordinated promissory note to the same note holder in the amount of $4.0 million. The note bore interest at a fixed rate of 5.00% through maturity of July 29, 2020. Upon maturity, the note was renewed and increased to $11.0 million with a fixed rate of 6.00% and maturity date of July 29, 2022. The note was subordinate and junior in rights to the senior indebtedness. In August 2021, the principal and unpaid interest on the note was paid in full.
On September 27, 2020, a note for $2.0 million scheduled to mature on September 27, 2020 was renewed and extended to September 27, 2022 at a fixed rate of 6.00%. The note was subordinate and junior in rights to the senior indebtedness. In August 2021, the principal and unpaid interest on the note was paid in full.
Our cost of notes payable was 4.89% and 4.06% for the years ended December 31, 2021 and 2020, respectively.
For additional information on our advances from the FHLB and other borrowings, see Note
7-
FHLB Advances and Other Borrowings in the accompanying notes to the consolidated financial statements included elsewhere in this report.

Liquidity and Capital Resources
Liquidity
Liquidity involves our ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events.
For the years ended December 31, 2021 and 2020, liquidity needs were primarily met by core deposits, loan maturities, amortizing loan portfolios, brokered deposits and borrowings.
As of December 31, 2021, we maintained federal funds lines of credit with commercial banks that provide for the availability to borrow up to an aggregate of $50.5 million in federal funds. As of December 31, 2020, we maintained federal funds lines of credit with commercial banks that provide for the availability to borrow up to an aggregate of $20.5 million in federal funds. The Company had no advances outstanding under these lines of credit at December 31, 2021 and 2020.
The following table illustrates, during the periods presented, the composition of our funding sources and the average assets in which those funds are invested as a percentage of average total assets for the periods indicated. Average assets were $2.06 billion for the year ended December 31, 2021 and $1.67 billion for the year ended December 31, 2020.

	For the Year Ended December 31,
	2021	2020	2019
Sources of Funds:
Deposits:
Noninterest-bearing	18.6%	18.6%	14.1%
Interest-bearing	68.9%	68.9%	71.9%
FHLB advances	2.7%	3.0%	4.3%
Notes payable	1.1%	2.4%	2.8%
Other liabilities	0.4%	0.4%	0.4%
Shareholders’ equity, including ESOP-owned shares	8.3%	6.7%	6.5%

Total	100.0%	100.0%	100.0%

Uses of Funds:
Loans, net	79.1%	85.1%	84.2%
Securities (available for sale and held to maturity)	1.4%	1.0%	0.3%
Federal funds sold and other interest-earning assets	13.0%	9.1%	10.4%
Other noninterest-earning assets	6.5%	4.8%	5.1%

Total	100.0%	100.0%	100.0%

Average noninterest-bearing deposits to average deposits	21.3%	21.3%	16.4%
Average total loans to average deposits	91.2%	98.1%	98.9%
Our primary source of funds is deposits, and our primary use of funds is loans. We do not expect a change in the primary source or use of our funds in the foreseeable future.
As of December 31, 2021, we had $606.2 million in outstanding commitments to extend credit and $14.1 million in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2020, we had $162.4 million in outstanding commitments to extend credit and $1.7 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

As of December 31, 2021 and 2020, we had no exposure to future cash requirements associated with known uncertainties or capital expenditure of a material nature. As of December 31, 2021, we had cash and cash equivalents of $327.0 million, compared to $203.6 million as of December 31, 2020. The increase was primarily due to an increase in deposits of $507.4 million, proceeds from our private placement and initial public offerings of $70.5 million and $92.0 million, respectively, and net income of $11.4 million, offset by a decrease in borrowings of $52.9 million and loan growth of $512.6 million.
Capital Resources
Total shareholders’ equity (including ESOP-owned shares) increased to $299.0 million as of December 31, 2021, compared to $121.7 million as of December 31, 2020, an increase of $177.3 million, or 145.9%. This increase was primarily the result of $11.4 million in net income for the year ended December 31, 2021, $70.5 million from the issuance of 2,937,876 shares issued in our private placement offering, and $92.0 million from the issuance of 4,025,000 shares issued in our initial public offering.
Capital management consists of providing equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution’s financial soundness. We are required to comply with certain risk-based capital adequacy guidelines issued by the Federal Reserve and the FDIC.
As of December 31, 2021 and 2020, the Bank was in compliance with all applicable regulatory capital requirements, and the Bank was classified as “well capitalized” for purposes of the FDIC’s prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain in compliance with all regulatory capital standards applicable to us.
The following table presents the regulatory capital ratios for the Bank as of the dates indicated.

	Actual December 31,
	2021	2020	2019	Minimum Capital Requirement	Minimum Capital Requirement with Capital Buffer	Minimum To Be Well Capitalized
Third Coast Bank, SSB
Tier 1 leverage capital (to average assets)	12.3%	7.2%	8.9%	4.0%	4.0%	5.0%
Common equity tier 1 capital (to risk weighted assets)	12.6%	11.5%	10.8%	4.5%	7.0%	6.5%
Tier 1 capital (to risk weighted assets)	12.6%	11.5%	10.8%	6.0%	8.5%	8.0%
Total capital (to risk weighted assets)	13.5%	12.5%	11.9%	8.0%	10.5%	10.0%
Interest Rate Sensitivity and Market Risk
As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability and funds management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.
Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a decrease in current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.
Our exposure to interest rate risk is managed by the Bank’s Asset Liability and Investment Committee, in accordance with policies approved by the Bank’s board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.
We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing
opportunities of loans are incorporated in the model, as are prepayment assumptions, maturity data and call options within the investment portfolio. The average life of our non-maturity
deposit accounts are updated annually and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.
On a monthly basis, we run simulation models including a static balance sheet. The models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rate changes over a
12-month
horizon based upon parallel and
non-parallel
yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. In addition to the monthly reports, we also run various scenarios based on market trends and management analysis needs. These special reports include stress test reports, reports to test the deposit decay rates and growth reports based on budget. Our internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one-year
period should not decline by more than 25.0% for a 200 basis point shift and 35.0% for a 300 basis point shift.
The following tables summarize the simulated change in net interest income and fair value of equity over a
12-month
horizon as of the dates indicated:

	As of December 31,
	2021		2020		2019
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+ 300	8.22%	16.74%	(1.68)%	20.30%	4.03%	10.06%
+ 200	4.80%	11.29%	(1.91)%	13.36%	1.66%	6.11%
+ 100	1.83%	5.74%	(1.48)%	6.82%	(0.17)%	2.48%
Base	—	—	—	—	—	—
–100	2.34%	(2.36)%	5.20%	(2.77)%	(0.41)%	(2.79)%

The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.
Critical Accounting Policies
Our financial reporting and accounting policies conform to GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Our accounting policies are integral to understanding our results of operations. Our accounting policies are described in greater detail in Note 1—Nature of Operations and Summary of Significant Accounting Policies, in the notes to our consolidated financial statements included in Annex B. We believe that of our accounting policies, the following may involve a higher degree of judgment and complexity:
Allowance for Loan Losses
. The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the loan portfolio. In determining the allowance, the Company estimates losses on individual impaired loans, or groups of loans which are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, the Company assesses the risk inherent in the Company’s loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, the Company records a provision for loan losses to maintain the allowance at appropriate levels.
Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality. The Company maintains the allowance at an amount the Company believes is sufficient to provide for estimated losses inherent in the Company’s loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management’s assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on the Company’s allowance, and therefore the Company’s financial position, liquidity or results of operations.
Transfers of Financial Assets.
Management accounts for the transfers of financial assets as sales when control over the assets has been surrendered. Control is surrendered when the assets have been isolated, a transferee obtains the right to pledge or exchange the transferred assets and there is no agreement to repurchase the assets before their maturity. Management believes the loan participations sold subject to this guidance met the condition to be treated as a sale.
Goodwill and Core Deposit Intangibles.
Goodwill represents the excess of cost over fair value of net assets acquired in a business combination. Goodwill is not amortized and is evaluated for impairment at least annually and on an interim basis if an event triggering impairment may have occurred.
Core deposit intangibles are acquired customer relationships arising from bank acquisitions and are amortized on a straight-line basis over their estimated useful life. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable from future undiscounted cash flows.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2022
Overview
We are a bank holding company with headquarters in Humble, Texas that operates through our wholly owned subsidiary, the Bank, and the Bank’s wholly owned subsidiary, TCCC. We focus on providing commercial banking solutions to small and medium-sized
businesses and professionals with operations in our markets. Our market expertise, coupled with a deep understanding of our customers’ needs, allows us to deliver tailored financial products and services. We currently operate thirteen branches, with seven branches in the Greater Houston market, three branches in the Dallas-Fort Worth market, two branches in the
Austin-San
Antonio market, and one branch in Detroit, Texas. As of March 31, 2022, we had, on a consolidated basis, total assets of $3.04 billion, total loans of $2.45 billion, total deposits of $2.59 billion and total shareholders’ equity of $301.2 million.
As a bank holding company that operates through one segment, community banking, we generate most of our revenue from interest on loans, and customer service and loan fees. We incur interest expense on deposits and other borrowed funds, as well as noninterest expense, such as salaries and employee benefits and occupancy expenses. We analyze our ability to maximize income generated from interest-earning assets and control the interest expenses of our liabilities, measured as net interest income, through our net interest margin and net interest spread. Net interest income is the difference between interest income on interest-earning assets, such as loans and interest-bearing time deposits in other banks, and interest expense on interest-bearing liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Net interest spread is the difference between average rates earned on interest-earning assets and average rates paid on interest-bearing liabilities.
Changes in market interest rates and the interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as in the volume and types of interest-earning assets, interest-bearing liabilities and noninterest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Texas, as well as developments affecting the real estate, technology, financial services, insurance, transportation, manufacturing and energy sectors within our target markets and throughout the state of Texas.
Completion of $70.5 Million Private Placement
On August 27, 2021, the Company completed the issuance and sale of 2,937,876 shares of its common stock for aggregate proceeds of approximately $70.5 million, consisting of 227,307 shares issued and sold during the six months ended June 30, 2021 for aggregate proceeds of approximately $5.4 million and 2,710,569 shares issued and sold between July 1, 2021 and August 27, 2021 for aggregate proceeds of approximately $65.1 million, in a private placement in reliance upon the exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company used a portion of the net proceeds from the private placement to repay $32.5 million of outstanding indebtedness, consisting of (i) $19.5 million under the Company’s senior debt due September 10, 2022; (ii) $11.0 million under a subordinated debt due July 29, 2022; and (iii) $2.0 million under a subordinated debt due September 27, 2022.

Initial Public Offering
On November 9, 2021, the Company’s common stock began trading on the NASDAQ Global Select Market under the symbol “TCBX”. We issued and sold an aggregate of 4,025,000 shares of our common stock, including 525,000 shares of common stock sold pursuant to the underwriters’ full exercise of their option to purchase additional shares, in our initial public offering at a public offering price of $25.00 per share for aggregate gross proceeds of $100.6 million before deducting underwriting discounts and offering expenses. Aggregate net proceeds from our initial public offering were $92.0 million after deducting underwriting discounts and offering expenses. The initial closing of our initial public offering occurred on November 12, 2021, and the closing for the shares issued pursuant to the underwriters’ option occurred on November 17, 2021. In connection with the closing of our initial public offering, we issued an aggregate of 49,750 shares of restrictive stock to our directors and executive officers. We intend to use the net proceeds from our initial public offering to support our organic growth and for general corporate purposes, including maintenance of our required regulatory capital and potential future acquisition opportunities.
Subordinated Notes Offering
On March 31, 2022, the Company entered into Subordinated Note Purchase Agreements (the “Note Purchase Agreements”) with certain qualified institutional buyers and institutional accredited investors (the “Purchasers”) pursuant to which the Company issued and sold $82.3 million in aggregate principal amount of its 5.500%
Fixed-to-Floating
Rate Subordinated Notes due 2032 (the “Notes”) in a private placement transaction in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and Regulation D thereunder. The Notes were issued by the Company to the Purchasers at a price equal to 100% of their face amount. The Note Purchase Agreements contain certain customary representations, warranties and covenants made by the Company, on the one hand, and the Purchasers, severally and not jointly, on the other hand. The Notes are intended to qualify as Tier 2 capital for regulatory capital purposes, and the Company intends to use the net proceeds from the offering for general corporate purposes.
The Notes were issued under an Indenture, dated as of March 31, 2022 (the “Indenture”), by and between the Company and UMB Bank, N.A., as trustee. The Notes will mature on April 1, 2032. From and including March 31, 2022, to, but excluding, April 1, 2027 or the date of early redemption, the Company will pay interest on the Notes semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2022, at a fixed interest rate of 5.500% per annum. From and including April 1, 2027, to, but excluding, the maturity date or the date of early redemption (the “Floating Rate Period”), the Company will pay interest on the Notes at a floating interest rate. The floating interest rate will be reset quarterly, and the interest rate for any Floating Rate Period shall be equal to the then-current Three-Month Term SOFR (as defined in the Indenture) plus 315 basis points for each quarterly interest period during the Floating Rate Period. Interest payable on the Notes during the Floating Rate Period will be paid quarterly in arrears on January 1, April 1, July 1 and October 1, of each year, commencing on July 1, 2027. Notwithstanding the foregoing, in the event that Three-Month Term SOFR (or such other applicable benchmark rate) is less than zero, then Three-Month Term SOFR (or such other applicable benchmark rate) rate shall be deemed to be zero.
On March 31, 2022, in connection with the issuance and sale of the Notes, the Company entered into Registration Rights Agreements (the “Registration Rights Agreements”) with the Purchasers. Under the terms of the Registration Rights Agreements, the Company has agreed to take certain actions to provide for the exchange of the Notes for subordinated notes that are registered under the Securities Act and have substantially the same terms as the Notes. Under certain circumstances, if the Company fails to meet its obligations under the Registration Rights Agreements, it would be required to pay additional interest to the holders of the Notes.
The Company may, at its option, redeem the Notes (i) in whole or in part beginning with the interest payment date on April 1, 2027, and on any interest payment date thereafter, or (ii) in whole, but not in part, upon the occurrence of a “Tier 2 Capital Event,” a “Tax Event,” or “Investment Company Event” (each as defined in the Indenture). The redemption price for any redemption is 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. Any redemption of the Notes will be subject to the receipt of the approval of the Board of Governors of the Federal Reserve System to the extent then required under applicable laws or regulations, including capital adequacy rules or regulations.
There is no right of acceleration of maturity of the Notes in the case of default in the payment of principal of, or interest on, the Notes or in the performance of any other obligation of the Company under the Notes or the Indenture. The Indenture provides that holders of the Notes may accelerate payment of indebtedness only upon the Company’s bankruptcy, insolvency, reorganization, receivership or other similar proceedings.
The Notes are general unsecured, subordinated obligations of the Company and rank junior to all of its existing and future Senior Indebtedness (as defined in the Indenture), including all of its general creditors. The Notes will be equal in right of payment with any of the Company’s existing and future subordinated indebtedness, and will be senior to the Company’s obligations relating to any junior subordinated debt securities. In addition, the Notes are effectively subordinated to all secured indebtedness of the Company, including without limitation, the Bank’s liabilities to depositors in connection with deposits in the Bank, to the extent of the value of the collateral securing such indebtedness.
COVID-19
Update
The Company has been, and may continue to be, impacted by the
COVID-19
pandemic. In recent months, vaccination rates have been increasing and restrictive measures have eased in certain areas. However, uncertainty remains about the duration of the pandemic and the timing and strength of the global economy’s recovery. To address the economic impact of the pandemic in the U.S., multiple stimulus packages have been enacted to provide economic relief to individuals and businesses, including the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which established the Paycheck Protection Program (the “PPP”), and the American Rescue Plan Act of 2021, enacted in March 2021.
As the pandemic evolves, we continue to evaluate protocols and processes in place to execute our business continuity plans while promoting the health and safety of our employees and continuing to support our customers and communities.
We have been an active participant in all phases of the PPP, administered by the SBA, and have helped many of our customers obtain loans through the program. PPP loans have a two or five-year term and earn interest at 1.0%. At March 31, 2022, outstanding PPP loans, net of deferred loan fees of $713,000, were $26.7 million which are included in commercial and industrial loans. Assuming compliance with PPP origination and documentation requirements, loans funded through the PPP program are fully guaranteed by the U.S. government.
The Company also participated in the Main Street Lending Program (the “MSLP”), created by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to support lending to small and medium-sized
businesses and nonprofit organizations that were in sound financial condition before the onset of the
COVID-19
pandemic. At March 31, 2022, outstanding MSLP loans, excluding the 95% portion sold to the Federal Reserve and net of deferred loan fees of $541,000, were $3.2 million which are included in commercial and industrial loans.

Results of Operations
Our results of operations depend substantially on net interest income and noninterest income. Other factors contributing to our results of operations include our level of our noninterest expenses, such as salaries and employee benefits, occupancy and equipment and other miscellaneous operating expenses. See the analysis of the material fluctuations in the related discussions that follow.

	For the Three Months Ended March 31,
(Dollars in thousands)	2022	2021	Increase (Decrease)
Interest income	$27,184	$25,625	$1,559	6.1%
Interest expense	1,974	2,907	(933)	(32.1)%

Net interest income	25,210	22,718	2,492	11.0%

Provision for loan losses	4,000	1,500	2,500	166.7%
Noninterest income	1,666	750	916	122.1%
Noninterest expense	20,181	15,518	4,663	30.0%

Income before income taxes	2,695	6,450	(3,755)	(58.2)%
Income tax expense	608	1,354	(746)	(55.1)%

Net income	$2,087	$5,096	$(3,009)	(59.0)%

Net Interest Income
Our operating results depend primarily on our net interest income, calculated as the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Fluctuations in market interest rates impact the yield and rates paid on interest-earning assets and interest-bearing liabilities, respectively. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact our net interest income. To evaluate net interest income, we measure and monitor (1) yields on our loans and other interest-earning assets, (2) the costs of our deposits and other funding sources, (3) our net interest spread and (4) our net interest margin. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.
Three months ended March 31, 2022 vs. Three months ended March 31, 2021
Net interest income increased $2.5 million, or 11.0%, during the three months ended March 31, 2022, compared to the three months ended March 31, 2021 primarily due to an increase in average loans and lower average rates paid on interest-bearing deposits offset by a decrease in income from PPP loans. Average loans was $1.6 billion for the three months ended March 31, 2021 compared to $2.2 billion for the three months ended March 31, 2022 with the increase primarily due to loan growth in construction and development loans and commercial real estate loans. The average cost of interest-bearing deposits was 0.46% for the three months ended March 31, 2022 and 0.71% for the three months ended March 31, 2021. The Company recognized $1.3 million in PPP loan origination fees for the three months ended March 31, 2022 through both accretion and forgiveness of the related PPP loans compared to $7.6 million for the three months ended March 31, 2021. For the three months ended March 31, 2022, net interest margin and net interest spread were 4.09% and 3.95%, respectively, compared to 4.97% and 4.78%, respectively, for the three months ended March 31, 2021.

The following table presents an analysis of net interest income and net interest spread for the periods indicated, including average outstanding balances for each major category of interest-earning assets and interest-bearing liabilities, the interest earned or paid on such amounts, and the average rate earned or paid on such assets or liabilities, respectively. The table also sets forth the net interest margin on average total interest-earning assets for the same periods.

	For the Three Months Ended March 31,
	2022			2021
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid (3)	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid (3)	Average Yield/ Rate
Assets
Interest-earnings assets:
Investment securities	$28,170	$276	3.97%	$25,181	$252	4.06%
Loans, gross	2,208,462	26,682	4.90%	1,604,107	25,198	6.37%
Federal funds sold and other interest earning assets	260,275	226	0.35%	225,850	175	0.31%

Total interest-earning assets	2,496,907	27,184	4.42%	1,855,138	25,625	5.60%

Less allowance for loan losses	(20,395)			(12,626)

Total interest-earning assets, net of allowance	2,476,512			1,842,512
Noninterest-earning assets	150,871			101,177

Total assets	$2,627,383			$1,943,689

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,640,273	$1,844	0.46%	$1,356,885	$2,377	0.71%
Notes payable	1,891	23	4.93%	33,783	423	5.08%
FHLB advances	50,000	107	0.87%	53,911	107	0.80%

Total interest-bearing liabilities	1,692,164	1,974	0.47%	1,444,579	2,907	0.82%

Noninterest-bearing deposits	620,900			368,413
Other liabilities	12,782			7,726

Total liabilities	2,325,846			1,820,718
Shareholders’ equity, including ESOP- owned shares	301,537			122,971

Total liabilities and shareholders’ equity	$2,627,383			$1,943,689

Net interest income		$25,210			$22,718

Net interest spread (1)			3.95%			4.78%
Net interest margin (2)			4.09%			4.97%

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(2)	Net interest margin is equal to net interest income divided by average interest-earning assets.
(3)
Interest earned/paid includes accretion of deferred loan fees, premiums and discounts. Interest income on loans includes loan fees and discount accretion of $3.2 million and $8.5 million for the three months ended March 31, 2022 and 2021, respectively.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Three Months March 31, 2022 compared to 2021
	Increase (Decrease) Due to Changes In		Total Increase (Decrease)
(Dollars in thousands)	Volume	Rate
Interest-earning assets:
Investment securities	$30	$(6)	$24
Loans, gross	9,490	(8,006)	1,484
Federal funds sold and other interest-earning assets	24	27	51

Total increase in interest income	$9,544	$(7,985)	$1,559

Interest-bearing liabilities:
Interest-bearing deposits	$495	$(1,028)	$(533)
Notes payable	(399)	(1)	(400)
FHLB advances	(8)	8	—

Total increase (decrease) in interest expense	$88	$(1,021)	$(933)

Increase (decrease) in net interest income	$9,456	$(6,964)	$2,492

Provision for Loan Losses
The provision for loan losses is an expense we use to maintain an allowance for loan losses at a level which is deemed appropriate by management to absorb inherent losses on existing loans.
The provision for loan losses for the three months ended March 31, 2022 was $4.0 million compared to $1.5 million for the three months ended March 31, 2021. The increase in the provision relates primarily to provisioning for new loans booked in the first quarter 2022.
Noninterest Income
Our primary sources of recurring noninterest income are service charges and fees on deposit accounts, earnings credits on correspondent bank balances, and earnings from bank-owned life insurance. Noninterest income does not include loan origination fees, which are recognized in interest income.
The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Three Months Ended March 31,
(Dollars in thousands)	2022	2021	Increase (Decrease)
Noninterest Income:
Service charges and fees	$619	$472	$147	31.1%
Earnings on bank-owned life insurance	143	128	15	11.7%
Other	904	150	754	502.7%

Total noninterest income	$1,666	$750	$916	122.1%

Three months ended March 31, 2022 vs. Three months ended March 31, 2021
The increase in noninterest income of $916,000 for the three months ended March 31, 2022, compared to the three months ended March 31, 2021, was primarily due to the increase in service charges and fees and a

$670,000 increase in derivative related fee income. The increase in service charges and fees was primarily due to a $40,000 increase in commercial account analysis fees, a $49,000 increase in ATM income and a $39,000 increase in mortgage secondary market fee income.
Noninterest Expense
Generally, noninterest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy expenses, depreciation and amortization of our facilities and our furniture, fixtures and office equipment, legal and professional fees, data processing and network expenses, regulatory fees, including Federal Deposit Insurance Corporation (“FDIC”) assessments, marketing expenses, and loan operations and repossessed asset related expenses.
The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Three Months Ended March 31,
(Dollars in thousands)	2022	2021	Increase (Decrease)
Noninterest Expense:
Salaries and employee benefits	$13,324	$9,963	$3,361	33.7%
Net occupancy and equipment expenses	1,873	1,196	677	56.6%
Other:
Legal and professional fees	1,746	1,115	631	56.6%
Data processing and network expenses	922	610	312	51.1%
Regulatory assessments	645	49	596	1216.3%
Advertising and marketing expenses	427	404	23	5.7%
Loan operations and other real estate owned expenses	278	1,023	(745)	(72.8)%
Loss on sale of other real estate owned	—	375	(375)	(100.0)%
Other expenses	966	783	183	23.4%

Total noninterest expense	$20,181	$15,518	$4,663	30.0%

Three months ended March 31, 2022 vs. Three months ended March 31, 2021
The increase in noninterest expense of $4.7 million for the three months ended March 31, 2022, compared to the three months ended March 31, 2021, was primarily due to increases in salaries and employee benefits expense, net occupancy and equipment expenses, and legal and professional expenses and regulatory assessments offset by the decrease in loan operations and other real estate owned expenses.
Salaries and employee benefits are the largest component of noninterest expense and include payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes. Salaries and employee benefits were $13.3 million for the three months ended March 31, 2022, an increase of $3.4 million, or 33.7%, compared to $10.0 million for the same period in 2021. The increase was due to our investment in additional personnel, which we expect will foster future growth and allow us to accommodate that growth. As of March 31, 2022 and 2021, the number of employees was 339 and 236, respectively.
Net occupancy and equipment expenses were $1.9 million and $1.2 million for the three months ended March 31, 2022 and 2021, respectively. This category includes building, leasehold, furniture, fixtures and equipment depreciation and software amortization totaling $782,000 and $567,000 for the three months ended March 31, 2022 and 2021, respectively. In addition, the increase was also due to costs associated with the opening of our thirteenth branch during the first quarter of 2022 and additional administrative office space leased during the second half of 2021 to accommodate the increase in employees.

Legal and professional fees were $1.7 million and $1.1 million for the three months ended March 31, 2022 and 2021, respectively. The increase was primarily due to higher audit, consulting, and legal costs as a result of growth and regulatory requirements. We incurred additional professional expenses related to required regulatory filings resulting from our IPO in the fourth quarter of 2021 and additional legal fees related to potential new products and services.
Regulatory assessment fees increased from $49,000 for the three months ended March 31, 2021 to $645,000 for the three months ended March 31, 2022. The increase is primarily due to our growth in total assets from $2.03 billion at March 31, 2021 to $3.04 billion at March 31, 2022 and an increase in our quarterly assessment rate. In addition, a catch up assessment was recorded in the first quarter of 2022 for changes to the 2021 assessments.
Loan operations and other real estate owned expenses were $278,000 and $1.0 million for the three months ended March 31, 2022 and 2021, respectively. The decrease is primarily due to agency fees paid on PPP loans in the three months ended March 31, 2021 of $572,000 and a decrease in other real estate owned expenses from $164,000 for the three months ended March 31, 2021 to $13,000 for the three months ended March 31, 2022.
Income Tax Expense
The amount of income tax expense we incur is impacted by the amounts of our pre-tax
income,
tax-exempt
income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Income tax expense and effective tax rates for the periods shown below were as follows:

	Three Months Ended March 31,
(Dollars in thousands)	2022	2021
Income tax expense	$608	$1,354
Effective tax rate	22.6%	21.0%
Financial Condition
Total assets were $3.04 billion as of March 31, 2022 compared to $2.50 billion as of December 31, 2021. The increase of $541.0 million, or 21.6% was primarily due to organic loan growth during the first quarter of 2022 and the purchase of $100 million in treasury securities in March 2022. The increases in loans and investments were funded by the growth in demand deposits during the quarter and the issuance of $82.3 million in subordinated notes in March 2022.
Loan Portfolio
Our primary source of income is derived through interest earned on loans to small-to
medium-sized
businesses, commercial companies, professionals and individuals located in our primary market areas. A substantial portion of our loan portfolio consists of commercial and industrial loans and real estate loans secured by commercial real estate properties located in our primary market areas. Our loan portfolio represents the highest yielding component of our earning assets.
As of March 31, 2022, total loans were $2.45 billion, an increase of $379.2 million, or 18.3%, compared to $2.07 billion as of December 31, 2021. The increase in loans was due to growth of non-PPP
related loans totaling $434.1 million, primarily construction and development loans, commercial real estate loans, and commercial and industrial loans, offset by a decrease in PPP loans of $54.9 million due to forgiveness payments received from the SBA. Total loans as a percentage of deposits were 94.6% and 96.6% as of March 31, 2022 and December 31, 2021, respectively. Total loans as a percentage of assets were 80.5% and 82.8% as of March 31, 2022 and December 31, 2021, respectively.
The following table summarizes our loan portfolio by type of loan as of the dates indicated:

	March 31, 2022		December 31, 2021
(Dollars in thousands)	Amount	Percent	Amount	Percent
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$477,573	19.5%	$383,941	18.6%
Non-farm non-residential non-owner occupied	463,618	19.0%	445,308	21.5%
Residential	225,649	9.2%	213,264	10.3%
Construction, development and other	414,653	16.9%	320,335	15.5%
Farmland	13,467	0.6%	9,934	0.5%
Commercial and industrial	756,005	30.9%	611,348	29.5%
Consumer	3,304	0.1%	4,001	0.2%
Other	93,676	3.8%	80,593	3.9%

Total loans	$2,447,945	100.0%	$2,068,724	100.0%

Commercial Real Estate Loans.
Commercial real estate loans are underwritten primarily based on cash flows of the borrower and, secondarily, the value of the underlying collateral. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the portfolio are located primarily throughout our markets and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.
Owner-occupied commercial real estate loans are a key component of our lending strategy to owner-operated businesses, representing a large percentage of our total commercial real estate loans. Owner-occupied commercial real estate loans increased $93.6 million, or 24.4%, to $477.6 million as of March 31, 2022 from $383.9 million as of December 31, 2021.
Non-owner-occupied
commercial real estate loans are loans for income producing properties and are generally for retail strip centers, office buildings, self-storage facilities, and multi and single tenant office warehouses, all within our markets.
Non-owner-occupied
commercial real estate loans increased $18.3 million, or 4.1%, to $463.6 million as of March 31, 2022 from $445.3 million as of December 31, 2021.
The increases in commercial real estate loans were due to continued organic growth.
Residential Real Estate Loans.
Residential real estate loans consists of
1-4
family residential loans and multi-family residential loans. Our
1-4
family residential loan portfolio is predominately comprised of loans secured by
1-4
family homes, which are investor owned. While we do have some owner-occupied
1-4
family residential loans, we have not historically pursued this product line; however, we do offer limited mortgage products through our mortgage department. Our multi-family residential loan portfolio is comprised of loans secured by properties deemed multi-family, which includes apartment buildings. Our current multifamily loans are to operators who we believe are seasoned and successful and possess quality alternative repayment sources. Residential real estate loans increased $12.4 million, or 5.8%, to $225.6 million as of March 31, 2022 from $213.3 million as of December 31, 2021 due primarily to continued organic growth.
Construction, Development and Other Loans.
Construction and development loans are comprised of loans used to fund construction, land acquisition and land development. The properties securing the portfolio are primarily in the Greater Houston and Dallas markets and are generally diverse in terms of type. During 2021, we expanded our construction and development portfolio through the formation of our builder finance group, which provides traditional homebuilder lines secured by lots and single-family homes, and land acquisition and development loans. This group also finances bond anticipation notes and lines of credit to large national institutional tier-one
funds that invest equity in various real estate assets. Construction, development and other loans increased $94.3 million, or 29.4%, to $414.7 million as of March 31, 2022 from $320.3 million as of December 31, 2021 due primarily to the additional productivity from builder finance group.
Commercial and Industrial Loans.
Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. These loans are primarily made based on the borrower’s ability to service the debt from income. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees. Our commercial and industrial loan portfolio consists of loans principally to retail trade, service, and manufacturing firms located in our market areas.
In addition, the commercial and industrial loan category includes factored receivables. TCCC provides working capital solutions for small-to medium-sized
businesses throughout the United States. TCCC provides working capital financing through the purchase of accounts receivables. Our factored receivables portfolio consists primarily of customers in the transportation, energy services and service industries. At March 31, 2022 and December 31, 2021, outstanding factored receivables were $44.1 million and $41.9 million, respectively.
The commercial and industrial loan category also includes indirect auto loans with local dealerships that are funded through our indirect lending department. The loans are with recourse to the dealership and are structured as commercial lines of credit with the dealerships. The loans are approved with the same underwriting criteria as other commercial credits. Any loans under these lines of credit that are past due in excess of 90 days are required to be paid in full by the dealership. At March 31, 2022 and December 31, 2021, outstanding indirect auto loans included in the commercial and industrial category were $7.0 million and $7.3 million, respectively.
In April 2020, we began originating loans to qualified small businesses under the provisions of the CARES Act which are included in commercial and industrial loans. Loans covered by the PPP administered by the SBA may be eligible for loan forgiveness for certain costs incurred related to payroll, group health care benefit costs and qualifying mortgage, rent and utility payments. The remaining loan balance after forgiveness of any amounts is still fully guaranteed by the SBA. At March 31, 2022 and December 31, 2021, outstanding PPP loans, net of deferred loan fees, were $26.7 million and $81.6 million, respectively.
Commercial and industrial loans increased $144.7 million, or 23.7%, to $756.0 million as of March 31, 2022 from $611.3 million as of December 31, 2021. The increase was primarily a result of continued organic growth in non-PPP
loans offset by the net decrease in PPP loans of $54.9 million due to payoffs and forgiveness by the SBA.
Other Loan Categories.
Other categories of loans included in our loan portfolio include farmland loans, consumer loans, agricultural loans made to farmers and ranchers relating to their operations and lease financing. None of these categories of loans represents a material portion of our total loan portfolio.

The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of the date indicated are summarized in the following tables:

	As of March 31, 2022
(Dollars in thousands)	One Year or Less	One Through Five Years	Five Years Through Fifteen Years	After Fifteen Years	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$22,320	$125,510	$230,699	$99,044	$477,573
Non-farm non-residential non-owner occupied	41,477	213,842	175,329	32,970	463,618
Residential	10,796	93,141	61,972	59,740	225,649
Construction, development and other	90,875	287,323	26,301	10,154	414,653
Farmland	2,233	4,002	5,904	1,328	13,467
Commercial and industrial	317,492	335,906	96,838	5,769	756,005
Consumer	79	2,464	761	—	3,304
Other	43,139	49,380	1,157	—	93,676

Total loans	$528,411	$1,111,568	$598,961	$209,005	$2,447,945

Amounts with fixed rates	$240,997	$483,430	$80,118	$46,754	$851,299
Amounts with floating rates	$287,414	$628,138	$518,843	$162,251	$1,596,646
Nonperforming Assets
Nonperforming assets include nonaccrual loans, loans that are accruing over 90 days past due, restructured loans—accruing, and foreclosed assets. Generally, loans are placed on nonaccrual status when they become more than 90 days past due and/or collection of principal or interest is in doubt. The following table presents information regarding nonperforming assets at the dates indicated:

(Dollars in thousands)	As of March 31, 2022	As of December 31, 2021
Nonaccrual loans (1)	$9,896	$10,030
Loans > 90 days and still accruing	40	278
Restructured loan—accruing	790	5,295

Total nonperforming loans	$10,726	$15,603

Other real estate owned and repossessed assets	1,666	1,676

Total nonperforming assets	$12,392	$17,279

Ratio of nonaccrual loans to total loans	0.40%	0.48%
Ratio of nonperforming loans to total loans	0.44%	0.75%
Ratio of nonperforming loans to total assets	0.35%	0.62%
Ratio of nonperforming assets to total assets	0.41%	0.69%
Ratio of nonperforming loans to total loans plus OREO	0.44%	0.75%
Ratio of allowance for loan losses to nonaccrual loans	235.57%	192.37%

(1)	Restructured loans-nonaccrual are included in nonaccrual loans.
We had $12.4 million in nonperforming assets as of March 31, 2022 compared to $17.3 million as of December 31, 2021, and we had $10.7 million in nonperforming loans as of March 31, 2022 compared to $15.6 million as of December 31, 2021. The improvement was primarily the result of a decline in restructured loans.

We believe that the value recorded for each of the properties held in other real estate owned is adequately supported by recent appraisals.
The following table summarizes our nonaccrual loans by category as of the dates indicated:

(Dollars in thousands)	As of March 31, 2022	As of December 31, 2021
Nonaccrual loans by category:
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$986	$1,008
Non-farm non-residential non-owner occupied	334	346
Residential	121	127
Construction, development and other	238	244
Farmland	—	—
Commercial and industrial	8,210	8,297
Consumer	—	—
Other	—	—
Purchased credit impaired	7	8

Total nonaccrual loans	$9,896	$10,030

COVID-19
Loan Deferments
During March of 2020 and to help mitigate the anticipated effects of the
COVID-19
pandemic on certain borrowers, we began offering deferral modifications of principal and/or interest payments for varying periods, but typically no more than 90 days. After 90 days, customers were able to apply for an additional deferral, and a small portion of our customers requested such an additional deferral. At March 31, 2022, we had approximately 400 loans totaling $211.7 million that had deferral and modification agreements due to
COVID-19
whereby principal and/or interest payments during a specified period were deferred to the end of each of the loan terms. Subsequent to the approved deferral period, customers resumed their regular payments. The CARES Act provides banks an option to elect to not account for certain loan modifications related to
COVID-19
as troubled debt restructurings if the borrowers were not more than 30 days past due at December 31, 2019. In the absence of other intervening factors, such short-term modifications made on a good faith basis are not categorized as troubled debt restructurings, nor are loans granted payment deferrals related to
COVID-19
reported as past due or placed on
non-accrual
status. At March 31, 2022, $4.3 million in accrued interest receivables related to these loans remained outstanding and will be collected at the end of each loan term.
Risk Gradings
As part of the ongoing monitoring of the credit quality of the Company’s loan portfolio and methodology for calculating the allowance for loan losses, management assigns and tracks risk gradings as indicated below that are used as credit quality indicators.

The following table summarizes the internal ratings of our loans as of the dates indicated:

	March 31, 2022
(Dollars in thousands)	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$466,035	$4,695	$6,843	$—	$—	$477,573
Non-farm non-residential non-owner occupied	454,476	—	8,411	731	—	463,618
Residential	224,593	—	1,056	—	—	225,649
Construction, development and other	410,319	—	238	4,096	—	414,653
Farmland	13,467	—	—	—	—	13,467
Commercial and industrial	751,356	—	4,588	61	—	756,005
Consumer	3,283	21	—	—	—	3,304
Other	93,676	—	—	—	—	93,676

Gross loans	$2,417,205	$4,716	$21,136	$4,888	$—	$2,447,945

	December 31, 2021
(Dollars in thousands)	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$370,062	$6,953	$6,926	$—	$—	$383,941
Non-farm non-residential non-owner occupied	428,972	8,338	7,276	722	—	445,308
Residential	212,109	—	1,069	86	—	213,264
Construction, development and other	315,979	—	244	4,112	—	320,335
Farmland	9,934	—	—	—	—	9,934
Commercial and industrial	605,322	1,146	4,816	64	—	611,348
Consumer	3,979	22	—	—	—	4,001
Other	80,593	—	—	—	—	80,593

Gross loans	$2,026,950	$16,459	$20,331	$4,984	$—	$2,068,724

Allowance for Loan Losses
We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in our loan portfolio. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature and volume of our loan portfolio, overall portfolio quality, industry or borrower concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates, among other factors. Please see “—Critical Accounting Policies—Allowance for Loan Losses” below and “Part I—Financial Information—Item 1. Financial Statements—Note 3.”

As of March 31, 2022, the allowance for loan losses totaled $23.3 million, or 0.95% of total loans. As of December 31, 2021, the allowance for loan losses totaled $19.3 million, or 0.93% of total loans. The increase in our allowance for loan losses is due to the $4.0 million loan loss provision recorded for the three months ended March 31, 2022.
The following tables present, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	For the Three Months Ended March 31,
(Dollars in thousands)	2022	2021
Allowance for loan loss at beginning of period	$19,295	$11,979
Provision for loan loss	4,000	1,500
Charge-offs:
Other	—	(13)

Total charge-offs	—	(13)

Recoveries:
Commercial and industrial	4	3
Consumer	13	—
Other	—	2

Total recoveries	17	5

Net (charge-offs) recoveries	17	(8)

Allowance for loan losses at end of period	$23,312	$13,471

Ratio of net (charge-offs) recoveries to average loans (1)	0.00%	(0.00)%

(1)	Interim periods annualized.
During the three months ended March 31, 2022 and 2021, charge-offs and recoveries were minimal.
The allowance for loan losses by loan category as of the dates indicated was as follows:

	March 31, 2022		December 31, 2021
(Dollars in thousands)	Amount	% Loans in Each Category	Amount	% Loans in Each Category
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$4,087	19.5%	$3,456	18.6%
Non-farm non-residential non-owner occupied	5,613	19.0%	5,935	21.5%
Residential	766	9.2%	957	10.3%
Construction, development and other	2,324	16.9%	2,064	15.5%
Farmland	44	0.6%	45	0.5%
Commercial and industrial	10,173	30.9%	6,500	29.5%
Consumer	5	0.1%	6	0.2%
Other	300	3.8%	332	3.9%

	$23,312	100.0%	$19,295	100.00%

Securities
Our investment portfolio consists of state and municipal securities, mortgage-backed securities, U. S. treasury bonds and corporate bonds classified as available for sale. The carrying value of such securities is adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax
basis as a component of other comprehensive income (loss) in shareholders’ equity.

The following table summarizes the amortized cost and estimated fair value of our investment securities as of the dates shown:

	March 31, 2022
(Dollars in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Investment securities available for sale:
State and municipal securities	$425	$—	$1	$424
Mortgage-backed securities	753	12	4	761
U.S. Treasury bonds	101,080	2	—	101,082
Corporate bonds	23,551	477	77	23,951

	$125,809	$491	$82	$126,218

	December 31, 2021
(Dollars in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Investment securities available for sale:
State and municipal securities	$1,087	$7	$—	$1,094
Mortgage-backed securities	791	20	—	811
Corporate bonds	23,556	972	1	24,527

	$25,434	$999	$1	$26,432

As of March 31, 2022, the carrying amount of the security portfolio was $126.2 million compared to $26.4 million as of December 31, 2021, an increase of $99.8 million, or 377.5%. The increase relates to the purchase of a $100,000 treasury security in March 2022. Investment securities represented 4.2% and 1.1% of total assets as of March 31, 2022 and December 31, 2021, respectively.
The mortgage-backed securities held include Fannie Mae, Freddie Mac, and Ginnie Mae securities. We do not hold any preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, subprime,
Alt-A
or second lien elements in our investment portfolio. As of March 31, 2022 and December 31, 2021, our investment portfolio did not contain any securities that are directly backed by subprime or
Alt-A
mortgages.

Our management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures. The contractual maturities of the mortgage-backed securities held range from 2022 to 2046 and are not a reliable indicator of the expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The terms of the underlying mortgages and loans may vary significantly due to the ability of a borrower to prepay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and, consequently, the average life of the security is typically lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of the security. Therefore, schedules of maturities for mortgage-backed securities have been excluded from this disclosure. The amortized cost and estimated fair value of securities available for sale at March 31, 2022, by contractual maturity, are shown below:

	March 31, 2022
	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due from one year to five years	101,505	101,506
Due from five years to ten years	23,551	23,951

	125,056	125,457
Mortgage-backed securities	753	761

	$125,809	$126,218

The weighted average life of our investment portfolio was 2.41 years with an estimated modified duration of 2.20 years as of March 31, 2022. The weighted average life of our investment portfolio was 5.88 years with an estimated modified duration of 5.02 years as of December 31, 2021.
Deposits
Total deposits as of March 31, 2022 were $2.59 billion, an increase of $446.0 million, or 20.8%, compared to $2.14 billion as of December 31, 2021. The increase was primarily due to our success in retaining and growing client relationships.
Noninterest-bearing deposits as of March 31, 2022 were $931.6 million, an increase of $400.2 million, or 75.3%, compared to $531.4 million as of December 31, 2021. Total interest-bearing account balances as of March 31, 2022 were $1.66 billion, an increase of $45.7 million, or 2.8%, from $1.61 billion as of December 31, 2021.

The components of deposits as of the dates shown below were as follows:

	As of March 31,		As of December 31,
	2022		2021
(Dollars in thousands)	Amount	Percent	Amount	Percent
Interest-bearing deposits	$1,350,837	81.6%	$1,298,546	69.7%
Savings	34,825	2.1%	33,539	1.7%
Time deposits $100,000 and over	254,581	15.4%	261,856	27.3%
Time deposits less than $100,000	15,304	0.9%	15,857	1.3%

Total interest-bearing deposits	$1,655,547	64.0%	$1,609,798	75.2%

Noninterest-bearing demand deposits	$931,622	36.0%	$531,401	24.8%

Total deposits	$2,587,169	100.0%	$2,141,199	100.00%

The following table sets forth the Company’s estimated uninsured time deposits by time remaining until maturity as of the dates indicated:

As of March 31,
(Dollars in thousands)	2022
Three months or less	$20,229
Over three months through six months	52,770
Over six months through twelve months	41,719
Over twelve months	2,109

Total	$116,827

The following table presents the average balances and average rates paid on deposits for the periods indicated:

	Three Months Ended March 31, 2022		Year Ended December 31, 2021
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing deposits	$620,900	—	$383,747	—
Interest-bearing demand deposits	$1,328,485	0.49%	$1,064,737	0.62%
Savings	33,607	0.28%	27,776	0.29%
Time deposits	278,181	0.30%	329,244	0.57%

Total interest-bearing deposits	$1,640,273	0.46%	$1,421,757	0.60%

Total deposits	$2,261,173	0.33%	$1,805,504	0.47%

The ratio of average noninterest-bearing deposits to average total deposits for the three months ended March 31, 2022 was 27.5% and for the year ended December 31, 2021 was 21.3%.

Borrowings
We have the ability to utilize advances from the FHLB and other borrowings to supplement deposits used to fund our lending and investment activities.

(Dollars in thousands)	As of March 31, 2022	As of December 31, 2021
FHLB advances	$50,000	$50,000
Line of Credit	1,000	1,000
Note Payable—Subordinated Debt	80,507	—

Total borrowings	$131,507	$51,000

Federal Home Loan Bank (FHLB) Advances.
The FHLB allows us to borrow on a blanket floating lien status collateralized by FHLB stocks, real estate loans and investment securities. As of March 31, 2022 and December 31, 2021, total borrowing capacity under this arrangement was $760.8 million and $601.0 million, respectively.
FHLB advances of $50.0 million were outstanding at March 31, 2022 and December 31, 2021. Our cost of FHLB advances was 0.87% for the three months ended March 31, 2022 and 0.79% for the year ended December 31, 2021. In addition, letters of credit with the FHLB in the amount of $97.5 million and $100.5 million were outstanding at March 31, 2022 and December 31, 2021, respectively. The letters of credit are used to collateralize public fund deposit accounts in excess of FDIC insurance limits.
Line of Credit—Senior Debt.
On March 10, 2021, notes totaling $20.9 million outstanding at December 31, 2020 were consolidated into a new revolving line of credit loan with a third party lender with new funds of $10.0 million for a total facility of $30.9 million. The line of credit bears interest at
The Wall Street Journal
US Prime Rate, as such changes from time to time, with a floor rate of 4.00% per annum. Interest is payable quarterly on the 10th day of March, June, September and December through maturity date of September 10, 2022. All principal and unpaid interest is due at maturity. As of March 31, 2022 and December 31, 2021, the outstanding principal balance was $1.0 million. The line of credit is secured by 100% of the outstanding stock of the Bank.
Note Payable—Subordinated Debt
. On July 29, 2019, a note for $3.0 million scheduled to mature on September 27, 2019 was retired and replaced with a new subordinated promissory note to the same note holder in the amount of $4.0 million. The note bore interest at a fixed rate of 5.00% through maturity of July 29, 2020. Upon maturity, the note was renewed and increased to $11.0 million with a fixed rate of 6.00% and maturity date of July 29, 2022. The note was subordinate and junior in rights to the senior indebtedness. In August 2021, the principal and unpaid interest on the note was paid in full.
On September 27, 2020, a note for $2.0 million scheduled to mature on September 27, 2020 was renewed and extended to September 27, 2022 at a fixed rate of 6.00%. The note was subordinate and junior in rights to the senior indebtedness. In August 2021, the principal and unpaid interest on the note was paid in full.
On March 31, 2022, the Company issued and sold $82.3 million in aggregate principal amount of the Notes. Please see “—Subordinated Notes Offering” above.
Our cost of notes payable was 4.93% and 5.08% for the three months ended March 31, 2022 and 2021, respectively.
For additional information on our advances from the FHLB and other borrowings, see Note 7 – FHLB Advances and Other Borrowings in the accompanying notes to the consolidated financial statements included elsewhere in this Form
10-Q.

Liquidity and Capital Resources
Liquidity
Liquidity involves our ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events.
For the three months ended March 31, 2022 and the year ended December 31, 2021, liquidity needs were primarily met by core deposits, loan maturities, amortizing loan portfolios, brokered deposits and borrowings.
As of March 31, 2022 and December 31, 2021, we maintained federal funds lines of credit with commercial banks that provide for the availability to borrow up to an aggregate of $50.5 million in federal funds. The Company had no advances outstanding under these lines of credit at March 31, 2022 and December 31, 2021.
The following table illustrates, during the periods presented, the composition of our funding sources and the average assets in which those funds are invested as a percentage of average total assets for the periods indicated. Average assets were $2.63 billion for the three months ended March 31, 2022 and $2.06 billion for the year ended December 31, 2021.

	For the Three Months Ended March 31,	For the Year Ended December 31,
	2022	2021
Sources of Funds:
Deposits:
Noninterest-bearing	23.6%	18.6%
Interest-bearing	62.4%	68.9%
FHLB advances	1.9%	2.7%
Notes payable	0.1%	1.1%
Other liabilities	0.5%	0.4%
Shareholders’ equity	11.5%	8.3%

Total	100.0%	100.0%

Uses of Funds:
Loans, net	83.3%	79.1%
Securities (available for sale and held to maturity)	1.1%	1.4%
Federal funds sold and other interest-earning assets	9.9%	13.0%
Other noninterest-earning assets	5.7%	6.5%

Total	100.0%	100.0%

Average noninterest-bearing deposits to average deposits	27.5%	21.3%
Average total loans to average deposits	97.7%	91.2%
Our primary source of funds is deposits, and our primary use of funds is loans. We do not expect a change in the primary source or use of our funds in the foreseeable future.
As of March 31, 2022, we had $891.9 million in outstanding commitments to extend credit and $9.5 million in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2021, we had $606.2 million in outstanding commitments to extend credit and $14.1 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

As of March 31, 2022 and December 31, 2021, we had no exposure to future cash requirements associated with known uncertainties or capital expenditure of a material nature. As of March 31, 2022, we had cash and cash equivalents of $371.3 million, compared to $327.0 million as of December 31, 2021. The increase was primarily due to an increase in deposits of $446.0 million and offset by loan growth of $379.2 million.
Capital Resources
Total shareholders’ equity increased to $301.2 million as of March 31, 2022, compared to $299.0 million as of December 31, 2021, an increase of $2.2 million, or 0.7%. This increase was primarily the result of $2.1 million in net income for the three months ended March 31, 2022.
Capital management consists of providing equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution’s financial soundness. We are required to comply with certain risk-based capital adequacy guidelines issued by the Federal Reserve and the FDIC.
As of each of March 31, 2022 and 2021, and December 31, 2021, the Bank was in compliance with all applicable regulatory capital requirements, and the Bank was classified as “well capitalized” for purposes of the FDIC’s prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain in compliance with all regulatory capital standards applicable to us.
The following table presents the regulatory capital ratios for the Bank as of the dates indicated.

	Actual		Minimum Capital Requirement	Minimum Capital Requirement with Capital Buffer	Minimum To Be Well Capitalized
	March 31, 2022	December 31, 2021
Third Coast Bank, SSB
Tier 1 leverage capital (to average assets)	13.7%	12.3%	4.0%	4.0%	5.0%
Common equity tier 1 capital (to risk weighted assets)	12.4%	12.6%	4.5%	7.0%	6.5%
Tier 1 capital (to risk weighted assets)	12.4%	12.6%	6.0%	8.5%	8.0%
Total capital (to risk weighted assets)	13.2%	13.5%	8.0%	10.5%	10.0%
Interest Rate Sensitivity and Market Risk
As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability and funds management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.
Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a decrease in current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.
We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.
Our exposure to interest rate risk is managed by the Bank’s Asset Liability and Investment Committee, in accordance with policies approved by the Bank’s board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.
We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing
opportunities of loans are incorporated in the model, as are prepayment assumptions, maturity data and call options within the investment portfolio. The average life of our non-maturity
deposit accounts are updated annually and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.
On a monthly basis, we run simulation models including a static balance sheet. The models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rate changes over a
12-month
horizon based upon parallel and
non-parallel
yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. In addition to the monthly reports, we also run various scenarios based on market trends and management analysis needs. These special reports include stress test reports, reports to test the deposit decay rates and growth reports based on budget. Our internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one-year
period should not decline by more than 25.0% for a 200 basis point shift and 35.0% for a 300 basis point shift.
The following tables summarize the simulated change in net interest income and fair value of equity over a
12-month
horizon as of the dates indicated:

	As of March 31, 2022		As of December 31, 2021
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+ 300	14.35%	17.54%	8.22%	16.74%
+ 200	9.13%	11.91%	4.80%	11.29%
+ 100	4.17%	5.96%	1.83%	5.74%
Base	—	—	—	—
–100	0.00%	(3.21)%	2.34%	(2.36)%
The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.
Critical Accounting Policies
Our financial reporting and accounting policies conform to GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Our accounting policies are integral to understanding our results of operations. Our accounting policies are described in greater detail in Note 1—Nature of Operations and Summary of Significant Accounting Policies, in the notes to our consolidated financial statements included elsewhere in this Form
10-Q.
We believe that of our accounting policies, the following may involve a higher degree of judgment and complexity:
Allowance for Loan Losses
. The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the loan portfolio. In determining the allowance, the Company estimates losses on individual impaired loans, or groups of loans which are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, the Company assesses the risk inherent in the Company’s loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, the Company records a provision for loan losses to maintain the allowance at appropriate levels.
Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality. The Company maintains the allowance at an amount the Company believes is sufficient to provide for estimated losses inherent in the Company’s loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management’s assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on the Company’s allowance, and therefore the Company’s financial position, liquidity or results of operations.
Transfers of Financial Assets.
Management accounts for the transfers of financial assets as sales when control over the assets has been surrendered. Control is surrendered when the assets have been isolated, a transferee obtains the right to pledge or exchange the transferred assets and there is no agreement to repurchase the assets before their maturity. Management believes the loan participations sold subject to this guidance met the condition to be treated as a sale.
Goodwill and Core Deposit Intangibles.
Goodwill represents the excess of cost over fair value of net assets acquired in a business combination. Goodwill is not amortized and is evaluated for impairment at least annually and on an interim basis if an event triggering impairment may have occurred.
Core deposit intangibles are acquired customer relationships arising from bank acquisitions and are amortized on a straight-line basis over their estimated useful life. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable from future undiscounted cash flows.

Corporate Governance
Code of Business Conduct and Ethics
We have a Code of Business Conduct and Ethics in place that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics sets forth specific standards of conduct and ethics that we expect all of our directors, officers and employees to follow, including the Company’s President, Chairman and Chief Executive Officer and senior financial officers. The Code of Business Conduct and Ethics is available on our website at www.tcbssb.com under “Investors—Governance—Governance Documents”. Any amendments to the Code of Business Conduct and Ethics, or any waivers of requirements thereof, will be disclosed on our website, as well as by any other means required by Nasdaq or the SEC.
Hedging Policy and Pledging Restrictions
We do not permit our directors or executive officers to engage in transactions that hedge such director’s or executive officer’s economic risk of owning shares of our common stock. Thus, our directors and executive
In accordance with Item 406 of Regulation
S-K,
we have adopted a code of business conduct and ethics that applies to Company executives, directors and employees. The code of business conduct and ethics is posted on our website at www.tcbssb.com under “Investors.” Within the time period required by the SEC, we will post on our website any amendment to the code of ethics and any waiver applicable to our principal executive officer, principal financial officer, and principal accounting officer or controller.
Officers may not engage in hedging transactions in the Company’s shares as puts, calls, prepaid variable forwards, equity swaps, collars and other derivative securities on an exchange or in any other organized market. Our directors and executive officers also may not engage in short sales of the Company’s shares, meaning sales of shares that are not owned at the time of sale. In addition, the Company limits pledging to pre-approved
exceptions where the executive officer or director can demonstrate the financial ability to repay the loan without resorting to the pledged securities.
Corporate Governance Guidelines
We have adopted Corporate Governance Guidelines to assist the board of directors in the exercise of its fiduciary duties and responsibilities and to serve the best interests of the Company and our shareholders. The Corporate Governance Guidelines are available on our website at www.tcbssb.com under “Investors—Governance—Governance Documents”.
Whistleblower Policy
We have adopted a Whistleblower Policy to establish procedures for the submission of complaints and concerns regarding financial statement disclosures, accounting, internal accounting controls, auditing matters, compliance with applicable laws, rules and regulations or violations of our Business Code of Conduct and Ethics. The Whistleblower Policy is available on our website at www.tcbssb.com under “Investors—Governance—Governance Documents”.
Board of Directors
Class A Directors with a Term Expiring in 2023
Bart O. Caraway.
 Mr. Caraway, 51, serves as the Chairman, President and Chief Executive Officer of the Company and the Bank. Mr. Caraway has been a director of the Company since formation in 2013 and a director of the Bank since organization in 2008. He is also Chairman, President and Chief Executive Officer and a director of Third Coast Commercial Capital. Mr. Caraway has over 29 years of banking and public accounting experience and is a Texas licensed attorney and Certified Public Accountant. Prior to founding the Bank, he served in executive roles at several other community banks, including as the Chief Financial Officer and Chief Operating Officer for a Houston, Texas bank wherein Mr. Caraway consulted on the de novo
 formation, managed the acquisition of two banks, ran all of the operations and helped grow the bank to over $600 million in total assets. Mr. Caraway also created and developed the role of Director of Financial Institution Services for Briggs & Veselka Co., one of the largest independent accounting firms in Texas, and was responsible for developing the firm’s financial institution and consulting practice, including bank audit and attestation services; internal audit services; loan reviews; risk assessments;
 de novo
 bank chartering; and consulting for mergers and acquisitions, strategic planning, compliance, and management. He is involved in a variety of community activities and charities including Family Connections, an education and support group for families in distress. Mr. Caraway graduated from the University of Texas at Austin with a Bachelor of Business Administration degree in Accounting in 1992 and has been a Certified Public Accountant since 1996. Thereafter, he earned a law degree from the University of Houston Law School and has been licensed to practice law since 1999. Mr. Caraway’s deep institutional knowledge and extensive banking and accounting experience, long-standing business and banking relationships in our markets, as well as years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.
Shelton J. McDonald.
 Mr. McDonald, 42, has been a director of the Company and the Bank since 2019. Mr. McDonald is an attorney and has served since April 2020 as the Chief Strategy Officer and General Counsel for Joslin Construction Company, Inc. and affiliated companies, which oversees a portfolio of companies that specialize in civil construction, precast concrete manufacturing and heavy equipment rental. From November 2015 to April 2020, Mr. McDonald served as the Chief Operations Officer and General Counsel for Joslin Construction Texas, LLC and affiliated companies, which specializes in civil construction, precast concrete manufacturing and heavy equipment rental. He is also a Principal and Chief Operations Officer for Kopis Capital Management, LLC. Prior to Joslin, he spent eleven years in the practice of law at several local law firms and has been licensed to practice law by the State Bar of Texas since 2005. Mr. McDonald earned his law degree from South Texas College of Law and a Bachelor of Business Administration in finance and real estate from Baylor University. He also has a Series 3 and Series 65 license. Mr. McDonald’s extensive business and legal experience and investment knowledge qualify him to serve on our board of directors.
W. Donald Brunson.
 Mr. Brunson, 77, has been a director of the Company and the Bank since 2019. Mr. Brunson has more than 46 years of commercial banking and asset-based lending experience, specializing in lending to privately owned businesses in the Greater Houston market. Prior to starting his career in banking, Mr. Brunson spent three years in public accounting with Price Waterhouse & Co. (now known as PricewaterhouseCoopers) as a Certified Public Accountant. He started his banking career with Allied Bank of Texas in 1969 and was a Vice President in commercial lending for seven years. Mr. Brunson joined Northwest Crossing National Bank in 1982 as its first CEO and President. He grew the bank to over $500 million in assets, and the bank was the predecessor to Amegy Bank. After departing Amegy, Mr. Brunson joined American Prudential Capital, specializing in asset based and accounts receivable lending. He was the co-founder
and Chairman of the Board of Bank of Houston. In 2016, Mr. Brunson joined Fortiter Wealth Management as Senior Relationship Manager working in Marketing and Sales. Mr. Brunson graduated with a Bachelor of Science in Accountancy from Louisiana Tech University. Mr. Brunson’s extensive banking and financial experience qualify him to serve on our board of directors.
Class B Directors with a Term Expiring in 2024
Carolyn Bailey
. Ms. Bailey, 60, has been a director of the Company and the Bank since 2020. Ms. Bailey’s career spans over 30 years and includes combined industry and consulting experience in assisting large multinational companies with complex federal, state and international income tax compliance, accounting and tax department operational and technology issues. She was a partner in tax services at Ernst & Young from 2007 until her retirement in 2019, and has served in various roles including America’s Digital Tax Administration Services Leader and the US Business Tax Compliance Leader. Prior to Ernst & Young, she was the Director of

Income Tax Reporting and Accounting for Continental Airlines and Director of Income Tax Reporting and Accounting for GE Capital. Ms. Bailey holds a Certified Public Accountant certification in the State of Texas and a Bachelor of Science in Accountancy from Wright State University in Fairborn, Ohio. Ms. Bailey’s accounting and management experience qualify her to serve on our board of directors.
Dennis Bonnen
. Mr. Bonnen, 50, has been a director of the Company and the Bank since 2020. Mr. Bonnen has many years of experience as a proven successful banker and founded Heritage Bank in 2008 where he served as President, Chairman, and Chief Executive Officer. Prior to founding Heritage Bank, he held executive positions with First Community Bank, Wells Fargo Bank, and Moody National Bank. In addition, Mr. Bonnen served in the Texas Legislature from 1997 to 2021 and served as the Speaker of the Texas House of Representatives from January 2019 to January 2021. Prior to becoming Speaker of the House, Mr. Bonnen served for the past three legislative sessions as Speaker Pro Tempore and chaired a number of committees focused on economic development, tax policy, insurance, education and many others. He dedicates his time to several business and charitable organization boards in Brazoria County. In 2009, he was named one of the top 40 Houston business leaders under the age of 40 by the Houston Business Journal. Mr. Bonnen is a graduate of St. Edwards University. Mr. Bonnen’s leadership experience and extensive market knowledge qualify him to serve on our board of directors.
Troy A. Glander
. Mr. Glander, 51, has been a director of the Company since 2013 and a director of the Bank since 2008. He is a partner with Nava & Glander, PLLC and practices primarily in the area of business litigation. He has been a member of the law firm since 2013 and has also served as President of the firm since that time. Mr. Glander has been recognized as a Texas Monthly Magazine “Rising Star”, the SA Longhorns Club and Texas Exes’ “Longhorn of the Year”, and a Texas Monthly Magazine “Super Lawyer.” He has also been recognized as a “Top Attorney in Texas” by Texas Monthly and a “Top Lawyer” by S.A. Scene and is a recipient of AT&T’s “In the Trenches” award, Brown & Brown’s “Peacemaker” award, and the Longhorn Foundation’s “Excellence in Leadership” award. Mr. Glander obtained a Bachelor of Business Administration from the University of Texas at Austin and a Doctor of Jurisprudence (J.D.) from St. Mary’s University School of Law. Mr. Glander is a member of the Million Dollar Advocates Forum, Association of Trial Lawyers of America, State Bar of Texas, Texas Association of Defense Counsel, and San Antonio Bar Association. He is a Fellow of the Texas Bar Foundation. He has served on the board of directors for the Texas Association of Defense Counsel and Texas Exes and chaired their Chapter Advisory Board. He is a director of the San Antonio Texas Exes and is a Past-President of the Chapter. He is a director of the San Antonio Longhorn Foundation and is the Past-President of that organization. Mr. Glander’s significant business and legal experience and community involvement, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.
Joseph L. Stunja
. Mr. Stunja, 69, has served as a director of the Company since 2013 and a director of the Bank since 2008. From August 2016 to December 2019, Mr. Stunja served as Business Development Officer of the Bank. From June 2010 to January 2016, Mr. Stunja also served as director and Treasurer of the San Jacinto River Authority. He retired from Friendswood Development Company in 2012 after 34 years of service and numerous assignments leading up to his role as past president of Friendswood Development Company. Friendswood Development Company, a Lennar Company, was previously a subsidiary of Exxon and developed the Kingwood community. Mr. Stunja and his wife, Tracy, co-owned
and operated RE/MAX Associates Northeast, one of the largest real estate agencies in Houston, from 1998 to 2010. He has also been intimately involved in the community. He has served on: the Lake Houston Area (formerly, Humble Area) Chamber of Commerce Board from 1993 to 2012, the Board of the Lake Houston YMCA from 1996 to 2002, Director of the Kingwood Super Neighborhood Council from 2002 to 2012, and The Clubs of Kingwood Board of Governors from 2003 to 2005. Mr. Stunja is also the co-founder
and former chairman of the Lake Houston Tax Increment Reinvestment Zone. He has also participated in numerous community advisory committees and philanthropic initiatives. Mr. Stunja earned a Bachelor of Science in Industrial Engineering, as well as a Master’s of Business Administration, from Pennsylvania State University. Mr. Stunja’s broad business and real estate experience and community involvement, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board.
Class C Directors with a Term Expiring in 2025
Dr.
 Martin Basaldua
. Dr. Basaldua, 71, has been a director of the Company since 2013 and a director of the Bank since 2008. He has been a licensed medical doctor since 1981. Dr. Basaldua is an active leader in numerous medical related endeavors. He is the founder and president of Basaldua & Heller, P.A., a physician group in Kingwood, Texas. He was the co-founder
of Kingwood Plaza Hospital (now Kingwood Medical Center Hospital). Dr. Basaldua organized and led the creation of Methodist Medical Group, PLLC (in partnership with the Methodist Hospital at the Texas Medical Center) and served as Chief Executive Officer of Methodist Health Services, LLC. He is also the President of several other organizations, including: Diagnostic Affiliates of Northeast Houston, PLLC; Optimal Health & Wellness, PLLC; PES dba Optimal Skin & Laser; Merit IPA, PLLC; and Pinnacle Executive Services, LLC. Moreover, Dr. Basaldua serves as Chairman of the Board of Merit IPA, PLLC, as well as a board member of Renaissance Physicians Organization, the North Houston Association, Lake Houston Redevelopment Authority, and TIRZ #10. Dr. Basaldua is also an active civic leader. He has served on the Board of Trustees of the North Harris Montgomery Community College District. He has also served on the Texas Higher Education Coordinating Board and the Texas Strategic Economic Planning Commission. Dr. Basaldua was the founder of the Northeast Harris County Division of the American Heart Association and has also served on or been a member of numerous other civic organizations. Dr. Basaldua holds medical degree from the University of Texas Health Science Center at San Antonio. He also holds a Bachelor of Arts in Biology from Trinity University and an Associate’s Degree from San Antonio College. Dr. Basaldua’s extensive business experience, community involvement, as wells as years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.
Norma J. Galloway
. Ms. Galloway, 80, has been a director of the Company since 2019 and a director of the Bank since November 2018. Most recently, Ms. Galloway served as Executive Vice President and Houston Market President of the Bank. She retired from this position in July 2018 after more than six years with the Bank. Ms. Galloway also served as President of Third Coast Commercial Capital from October 2015 until July 2018. Prior to joining the Bank, Ms. Galloway had nearly 50 years of banking experience, including 27 years of lending and management with First City Bank, Houston, Texas, where she served as Chairman of the Board and President of First City Bank, North Belt. After joining Compass Bank in 1993, Ms. Galloway worked in several management positions, including President of Compass Bank, Airtex and Commercial Loan Manager of two other locations, Senior Vice President in Commercial Lending and Group Manager in Commercial Lending. Ms. Galloway retired from Compass Bank after 17 years. Ms. Galloway has served as President of the North Houston Chamber of Commerce, President of Risk Management Association (RMA), Houston Chapter, and was named Outstanding Woman of the Year in 1970 by Houston Chapter of American Bankers’ Association. She served for two years in a Bank Advisor role representing the American Bankers’ Association throughout the country. Ms. Galloway holds a Bachelor’s degree from the University of Houston, a degree from the Southwest Graduate School of Banking at Southern Methodist University, a Commercial Lending Graduate Degree from ABA Commercial Lending School at University of Oklahoma, Graduate of Bank Administration Institute Program at University of Wisconsin, Advanced Management from Yale Management School and Executive Management at Wharton University. Ms. Galloway’s substantial banking and management experience, established banking relationships in our markets and community involvement qualify her to serve on our board of directors.
Reagan Swinbank
. Mr. Swinbank, 41, has been a director of the Company and the Bank since 2020. Prior to becoming a director of the Company and the Bank, Mr. Swinbank served as a board member of Heritage Bancorp, Inc. and Heritage Bank from 2017 until the consummation of our merger with Heritage. Mr. Swinbank is a partner at Sprint Waste Services, and has actively managed Sprint Waste since its start in April 2006. Sprint Waste is a leading construction and industrial waste hauling company operating 11 branches along the Texas and Louisiana Gulf Coast. In addition to Sprint Waste, Mr. Swinbank is a partner with sister companies, Sprint

Transport and the Sprint Landfills. Mr. Swinbank is a 2003 graduate of Texas A&M University with a degree in Finance, and lifelong Houstonian. Mr. Swinbank’s broad business experience and banking experience serving as a director of Heritage Bancorp, Inc. and Heritage Bank, qualify him to serve on our board of directors.
Executive Officers
The following table sets forth the name, age and position with the Company of each of our executive officers as of December 31, 2021. The business address for all of these individuals is 20202 Highway 59 North, Suite 190, Humble, Texas 77338.

Name of Executive Officer	Position	Age
Bart O. Caraway	Chairman, President and Chief Executive Officer of the Company and the Bank	51
R. John McWhorter	Chief Financial Officer of the Company and Senior Executive Vice President and Chief Financial Officer of the Bank	57
Donald C. Legato	Senior Executive Vice President and Chief Lending Officer of the Bank	54
Audrey A. Duncan	Senior Executive Vice President and Chief Credit Officer of the Bank	57
Biographical Information
The biography of Bart O. Caraway can be found under “Class A Directors with a Term Expiring in 2023.” The following is biographical information for our other executive officers:
R. John McWhorter.
 Mr. McWhorter has served as Chief Financial Officer of the Company since April 2015 and Senior Executive Vice President and Chief Financial Officer of the Bank since January 2021. From April 2015 to January 2021, Mr. McWhorter served as Executive Vice President and Chief Financial Officer of the Bank. Mr. McWhorter brings over 34 years of banking, bank auditing and public accounting experience to the Company and is a Certified Public Accountant. Prior to joining the Company and the Bank, he was Executive Vice President and Chief Financial Officer at Bank of Houston, a $1 billion bank headquartered in the Greater Houston market, until it was acquired by Independent Bank. Prior to his role with Bank of Houston, Mr. McWhorter was Executive Vice President and Chief Financial Officer of Cadence Bancorp LLC from March 2010 to June 2012. He also served as Senior Vice President and Controller of Amegy Bank from April 1990 to June 2003 and helped take the bank public and grow to over $5 billion in assets. During his career, Mr. McWhorter has helped complete nine acquisitions and several capital offerings and has led numerous cost saving initiatives. Mr. McWhorter graduated from the University of Texas at Austin with a Bachelor of Business Administration in accounting in 1987 and is a Certified Public Accountant. He has served on the Finance Council at Duchesne Academy and Saint Cecilia Catholic Church and has served in other civic organizations.
Donald C. Legato.
 Mr. Legato has served as Senior Executive Vice President and Chief Lending Officer of the Bank since January 2021. From March 2014 to January 2021, Mr. Legato served as Executive Vice President and Chief Lending Officer of the Bank. Mr. Legato brings over 27 years of banking experience and has served in numerous positions with the Bank since joining in 2009, including Senior Vice President Commercial Lending, Beaumont Market President and Southeast Texas Regional President. Prior to joining the Bank, Mr. Legato served as Senior Vice President Commercial Lending of Wachovia Bank from 2004 to 2009. Mr. Legato earned his Bachelor of Science in Criminal Justice from Lamar University in 1992 and a Bachelor of Business Administration in Economics from Sam Houston State University in 1994.
Audrey A. Duncan
. Ms. Duncan has served as Senior Executive Vice President and Chief Credit Officer of the Bank since January 2021. From June 2015 to January 2021, Ms. Duncan served as Executive Vice President and Chief Credit Officer of the Bank. Ms. Duncan brings over 34 years of banking and bank regulatory experience to the Bank. Prior to joining the Bank, she was employed at LegacyTexas Bank, a bank headquartered in the Dallas-Fort Worth market that had $6.5 billion in assets at the time of Ms. Duncan’s departure. During her tenure there, Ms. Duncan served as Senior Vice President and Credit Officer for four years, and then Executive Vice President and Chief Credit Officer for nine years, before being named the Director of Credit Risk Management. Prior to her role with LegacyTexas Bank, Ms. Duncan was a Senior and Commissioned Bank Examiner with the Federal Reserve Bank of Dallas from 1989 to 2000.
Executive Compensation
This section discusses the material components of the executive compensation program offered to our “named executive officers”. Our “named executive officers,” which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Bart O. Caraway —Chairman, President and Chief Executive Officer

•	R. John McWhorter —Chief Financial Officer

•	Donald C. Legato —Chief Lending Officer
We are an “emerging growth company,” as that term is used in the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.
2021 Executive Compensation Philosophy and Objectives
The Compensation Committee is committed to the adoption of an executive compensation program that fosters the attraction and retention of highly-qualified executives, and motivates them to achieve our financial, operational and strategic objectives. We believe in providing our senior executive officers with a competitive pay package that includes a strong link between performance and compensation. In doing so, the executive compensation program is designed to reward the creation of sustained long-term shareholder value, as well as each executive’s individual contributions in the context of our overall annual performance. We aim to meet these objectives with the principal components of our executive compensation program, which include a combination of base salary, annual cash bonuses and long-term incentives in the form of equity-based compensation.
Summary Compensation Table
The table below shows the compensation of our named executive officers for services rendered in all capacities during the fiscal years indicated.

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards (2) ($)	Option Awards (2) ($)	All Other Compensation ($) (3)(4)	Total ($)
Bart O. Caraway	2021	520,833	575,000	276,000	29,614	149,271	1,550,718
Chairman of the Board, President and Chief Executive Officer	2020	469,792	575,000	—	100,691	88,355	1,233,838

R. John McWhorter	2021	297,914	150,000	162,000	2,194	161,424	773,532
Chief Financial Officer	2020	275,000	150,000	—	6,011	94,906	525,917

Donald C. Legato	2021	293,327	150,000	120,000	18,154	109,133	690,614
Chief Lending Officer	2020	275,000	150,000	—	30,057	65,549	520,606

(1)	The amounts in this column represent the aggregate amount of annual discretionary cash bonuses earned by our named executive officers for fiscal years 2021 and 2020 performance, respectively.
(2)
As required by SEC rules, amounts in this column represent the aggregate grant date fair value of stock-based compensation expense as required by FASB ASC Topic 718 Stock Based Compensation and were calculated using the valuation assumptions for restricted stock and nonqualified stock option awards that are contained in the notes to the Company’s financial statements under Note 8, “Stock Options and Warrants,” included in Annex B for the year ended December 31, 2021. These amounts are not the actual value that may be realized by our named executive officers.
(3)
All other compensation for 2021 includes: $11,600 of matching contributions to Mr. Caraway’s 401(k) account, $175 of life insurance premiums for Mr. Caraway, and an accrual of $137,496 in connection with Mr. Caraway’s salary continuation agreement; $11,373 of matching contributions to Mr. McWhorter’s 401(k) account, $283 of life insurance premiums for Mr. McWhorter, and an accrual of $149,768 in connection with Mr. McWhorter’s salary continuation agreement; and $11,600 of matching contributions to Mr. Legato’s 401(k) account, $210 of life insurance premiums for Mr. Legato, and an accrual of $97,323 in connection with Mr. Legato’s salary continuation agreement.

(4)
All other compensation for 2020 includes: $11,400 of matching contributions to Mr. Caraway’s 401(k) account, $165 of life insurance premiums for Mr. Caraway, and an accrual of $76,790 in connection with Mr. Caraway’s salary continuation agreement; $11,000 of matching contributions to Mr. McWhorter’s 401(k) account, $263 of life insurance premiums for Mr. McWhorter, and an accrual of $83,643 in connection with Mr. McWhorter’s salary continuation agreement; and $11,000 of matching contributions to Mr. Legato’s 401(k) account, $195 of life insurance premiums for Mr. Legato, and an accrual of $54,354 in connection with Mr. Legato’s salary continuation agreement.

Narrative Discussion of Summary Compensation Table
General.
 The primary elements of our executive compensation are base salary, discretionary cash bonuses, long-term incentive compensation in the form of equity awards, and other benefits including perquisites. We originally established our executive compensation philosophy and practices to fit our status as a privately held corporation and adapted our philosophy and practices following our initial public offering. We believe the current mix and value of these compensation elements provide our named executive officers with total annual compensation that is both reasonable and competitive within our markets, appropriately reflects our performance and the executive’s particular contributions to that performance and takes into account applicable regulatory guidelines and requirements.
Base Salary.
 Each named executive officer’s base salary is a fixed component of compensation for each year for performing specific job duties and functions. We review these base salaries at the end of each year, with any adjustments implemented at the beginning of the next year. In considering whether to make adjustments to the base salary rates of our named executive officers, our board of directors considers many factors, including but not limited to (a) changes to the scope of the executive’s responsibilities, (b) the executive’s job performance, and (c) the competitive market for executive talent, as estimated based on competitive market data developed by BCC, our independent compensation consultants, publicly available information and the experience of members of the board of directors and management. For 2021, the base salaries for Mr. Caraway, Mr. McWhorter and Mr. Legato were $525,000, $299,998 and $294,993, respectively. These salary increases were enacted in recognition of our executives’ past and expected future contributions to us and to improve the competitive positioning of their total compensation.
Discretionary Bonus.
 Historically, our annual cash bonus awards for named executive officers have been discretionary awards awarded by the board of directors after the end of each fiscal year. The determination of the amount of these discretionary cash bonus awards, if any, has been made based on an overall assessment of our performance for the fiscal year in light of factors such as the overall market conditions, regulatory changes, accounting changes, tax law changes, and other items that may impact our strategic direction and the individual performance of the named executive officers.
Stock-Based Compensation Awards.
 Stock-based compensation awards may consist of options to acquire shares of our common stock, restricted stock awards, restricted stock units or performance stock units issued pursuant to our 2019 Omnibus Incentive Plan (our “2019 Plan”), which, as described more fully below, allows the Compensation Committee to establish the terms and conditions of the awards, subject to the terms of the

2019 Plan. We believe that stock-based compensation will help us attract, retain and motivate our key employees. Our board of directors believes that equity incentive awards play a key role in these programs as they help align the interests of our employees with those of our shareholders. The 2019 Plan allows us to provide equity and equity-based incentives to select officers, employees, non-employee
directors and consultants to strengthen their commitment and motivate them to faithfully and diligently perform their responsibilities. We believe that the 2019 Plan provides us a tool to attract and retain competent and dedicated persons who are essential to our growth and success and whose efforts will impact our long-term growth and profitability.
Benefits:
Health and Welfare Benefits.
 Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, vision, life, accident and disability coverage, on the same terms and conditions generally available to our other employees.
Bank-Owned Life Insurance (BOLI).
 The Bank has purchased life insurance policies on certain officers, including the named executive officers, and directors. Only those who consented to the purchase of the life insurance were insured. The Bank placed reasonable amounts of insurances on each officer’s life. The policies are structured as modified endorsement contracts, which limit the death benefits in relation to cash value.
401(k) Plan.
 Our named executive officers may elect to participate in the Bank’s 401(k) plan, which is designed to provide retirement benefits to all eligible employees. The Bank’s 401(k) plan provides our and our subsidiaries’ employees the opportunity to save for retirement on a tax-deferred basis
by allowing them to defer a portion of their eligible compensation to the 401(k) plan, subject to applicable statutory limits. We match 100% of each participating employee’s salary deferral contributions up to 3% of his or her eligible compensation and 50% of each participating employee’s salary deferral contributions from 3% to 5% of his or her eligible compensation. These matching contributions are made to the ESOP in the form of cash or shares of our common stock.
Employment Agreements and Salary Continuation Agreements with Certain Named Executive Officers
We have entered into employment agreements and salary continuation agreements with certain of our named executive officers. The following is a summary of the material terms of each such agreement.
Employment Agreements
In June 2020, the Company and the Bank entered into an employment agreement with Mr. Caraway and the Bank entered into employment agreements with Mr. McWhorter and Mr. Legato. Pursuant to the employment agreements, Mr. Caraway serves as the Chairman of the Board of Directors of the Company and the Chief Executive Officer and President of the Bank, Mr. Legato serves as the Chief Lending Officer of the Bank, and Mr. McWhorter serves as the Chief Financial Officer of the Bank. Each employment agreement has an initial term through the third anniversary of the effective date of such agreement, and automatic one-year renewals
thereafter unless either party provides written notice of its intent to not renew at least 90 days prior to the renewal date. Under the employment agreements, Mr. Caraway, Mr. McWhorter, and Mr. Legato are entitled to an annual base salary of $475,000, $275,000, and $265,000, respectively, subject to annual review by the Compensation Committee. The Bank’s board of directors may increase (but not decrease) the named executive officer’s salary during the employment term. Each named executive officer also has the opportunity to earn an annual bonus at the discretion of the Compensation Committee. Each named executive officer is also eligible to receive employee benefits, fringe benefits and perquisites in accordance with the Bank’s established policies, and to be considered to receive grants of equity-based awards commensurate with such named executive officer’s position and responsibilities with the Bank at the discretion of the Bank’s board of directors or the Compensation Committee of the Bank’s board of directors in accordance with the Company’s equity plan in effect from time to time. In addition, each employment agreement provides for certain severance benefits in the event of a qualifying termination of employment and certain payments in connection with a “Change of Control.” See “—Potential Payments upon a Termination of Employment or a Change of Control.” Pursuant to the employment agreements, each named executive officer is subject to a confidentiality covenant (which runs in perpetuity), a non-competition covenant
(which runs during employment and for one year following termination), and a non-solicitation covenant
(which runs during employment and for one year following termination).
Salary Continuation Agreements
In July 2020, the Bank entered into salary continuation agreements with Mr. Caraway, Mr. McWhorter and Mr. Legato. The salary continuation agreements generally provide for an annual benefit for Mr. Caraway, Mr. McWhorter and Mr. Legato of $311,453, $143,525 and $155,665, respectively, payable in equal monthly installments for a period of 10 years (the “Normal Retirement Benefit”) following the named executive officer attaining age 62 (the “Normal Retirement Age”). If such named executive officer dies before receiving all benefit payments, the payments will instead be made to his beneficiary on the same schedule. Additionally, if the named executive officer dies while in active service and before any payments commence, his beneficiary will be entitled to receive the Normal Retirement Benefit commencing the calendar month following the named executive officer’s death, notwithstanding his age at the time of his death.
In the event of an involuntary termination of employment (other than for “Cause” (as such term is defined in the applicable salary continuation agreement)) or voluntary termination of employment prior to attaining the Normal Retirement Age, the named executive officer is entitled, instead, to a lump sum payment equal to a percentage of the liability accrual balance reflected on the Bank’s financial statements, with such percentage determined in accordance with a vesting schedule specified for each such event. Notwithstanding the foregoing, in the event of a “Change in Control” or the named executive officer’s “Disability” (as each of those terms is defined in the applicable salary continuation agreement) prior to attaining the Normal Retirement Age, the named executive officer will be entitled to 100% of the liability accrual balance reflected on the Bank’s financial statements as of the date of the Change in Control or Disability, as applicable. As of December 31, 2020, the Company had accrued $76,790, $83,643 and $54,354 , for Mr. Caraway, Mr. McWhorter and Mr. Legato, respectively, for future payments under the salary continuation agreements. Pursuant to the salary continuation agreements, each named executive officer is subject to a confidentiality covenant (which runs in perpetuity) and a non-solicitation covenant
(which runs during employment and for two years following termination). The salary continuation agreements are more fully described in “—Potential Payments upon a Termination of Employment or a Change of Control” below.
Potential Payments upon a Termination of Employment or a Change in Control
Below we have described the severance and other change in control benefits to which our named executive officers would be entitled pursuant to the terms of their respective employment agreements and salary continuation agreements in connection with certain terminations of their employment or a change in control.
Termination of Employment without Cause or Resignation with Good Reason
The employment agreements with Mr. Caraway, Mr. McWhorter , and Mr. Legato provide for severance benefits if the name executive officer is terminated without “cause” or the executive resigns with “good reason” (as each of those terms is defined in the applicable employment agreement). In certain circumstances, the executive officer will be entitled to the following payments and benefits under his employment agreement:

•	all accrued compensation and benefits;

•
for Mr. Caraway, a payment that totals 150% of his annual base salary; for Mr. McWhorter, a payment that totals 100% of his annual base salary; and for Mr. Legato, a payment that totals 100% of his annual base salary, with each payment payable in substantially equal installments over a period of one year in accordance with the Bank’s normal payroll practices;

•
for Mr. Caraway, a payment that totals 150% of the average of his annual bonus earned for the three full years preceding the year in which the termination date occurs, or, if less than three years, the greater of (i) the average of his annual bonuses awarded for all full years preceding the year in which the termination date occurs, or (ii) if less than one year, his target annual bonus in effect for the year in which the termination date occurs; and for each of Mr. McWhorter and Mr. Legato, a payment that totals the average of his respective annual bonus earned for the three full years preceding the year in which the termination date occurs, or, if less than three years, the greater of (i) the average of his annual bonuses awarded for all full years preceding the year in which the termination date occurs, or (ii) if less than one year, his target annual bonus in effect for the year in which the termination date occurs, with each payment payable in substantially equal installments over a period of one year in accordance with the Bank’s normal payroll practices;

•
if timely and properly elected, reimbursement of monthly premiums paid under the Consolidated Omnibus Reconciliation Act of 1985, or COBRA, until the earliest of (i) for Mr. Caraway, 18 months following the termination date, and for each of Mr. McWhorter and Mr. Legato, 12 months following the termination date, (ii) the date the named executive officer is no longer eligible to receive COBRA benefits, and (iii) the date on which the named executive officer either receives or becomes eligible to receive substantially similar coverage from another employer; and

•	the vesting of any outstanding equity awards held by the named executive officer immediately prior to the termination date accelerated by one year.
The salary continuation agreements with Mr. Caraway, Mr. McWhorter and Mr. Legato provide that, in the event of the termination of the named executive officer’s employment with the Bank or the Company prior to attaining the Normal Retirement Age, for any reason other than death, “Cause,” “Disability,” or a “Change in Control,” (as each of those terms is defined in the applicable salary continuation agreement) by the Bank or the Company or by the named executive officer for “Good Reason” (as such term is defined in the named executive officer’s employment agreement), the named executive officer will receive a single lump-sum payment
equal to the vested liability accrual balance reflected on the Bank’s financial statements as of the date of such termination. For purposes of this provision, (i) Mr. Caraway’s liability accrual balance vested 100% on December 31, 2020, (ii) Mr. McWhorter’s liability accrual balance vested 40% on December 31, 2020 and vests at a rate of 20% per year thereafter, and (iii) Mr. Legato’s liability accrual balance vested 60% on December 31, 2020 and vests at a rate of 20% per year thereafter.
In the event of the termination of the named executive officer’s employment with the Bank or the Company prior to attaining the Normal Retirement Age by the named executive officer for any reason other than death, cause, Disability, or a Change in Control, the named executive officer will receive a single lump-sum payment
equal to the vested liability accrual balance reflected on the Bank’s financial statements as of the date of such termination. For purposes of this provision, (i) Mr. Caraway’s liability accrual balance vested 100% on December 31, 2020, (ii) Mr. McWhorter’s liability accrual balance vested 30% on December 31, 2020 and vests at a rate of 10% per year thereafter, and (Iii) Mr. Legato’s liability accrual balance vested 50% on December 31, 2020 and vests at a rate of 10% per year thereafter, and
The named executive officers are not entitled to any benefit under the salary continuation agreements if the named executive officer’s termination of employment by the Bank is due to “Cause” (as such term is defined in the applicable salary continuation agreement) or the Bank discovers after termination for any reason that the named executive officer committed acts while employed with the Bank that would have constituted Cause.

Termination of Employment Due to Death or Disability
. The employment agreements with Mr. Caraway, Mr. McWhorter, and Mr. Legato provide for severance benefits if the named executive officer’s employment is terminated on account of his death or “Disability” (as such term is defined in the applicable employment agreement). In such circumstances, the named executive officer will be entitled to the following payments and benefits under his employment agreement:

•	all accrued compensation and benefits;

•
a lump sum payment that totals 100% of the named executive officer’s annual base salary, paid on the date that annual bonuses are paid to similarly situated executives in the current calendar year, but in no event later than March 15 of the year following the end of the calendar year in which the termination date occurs;

•
a lump sum payment that totals the average of the named executive officer’s annual bonuses earned for the three full years preceding the year in which the termination date occurs, or, if less than three years, the greater of (i) the average of his annual bonuses awarded for all full years preceding the year in which the termination date occurs, or (ii) if less than one year, his target annual bonus in effect for the year in which the termination date occurs, paid on the date that annual bonuses are paid to similarly situated executives in the current calendar year, but in no event later than March 15 of the year following the end of the calendar year in which the termination date occurs; and

•	the vesting of any outstanding equity awards held by the named executive officer immediately prior to the termination date accelerated by one year.
The salary continuation agreements with Mr. Caraway, Mr. McWhorter and Mr. Legato provide that, in the event the named executive officer dies while in the active service of the Bank and prior to receiving any payments under the salary continuation agreement, the named executive officer’s beneficiary will receive the Normal Retirement Benefit. The salary continuation agreements also provide that if the named executive officer dies after benefit payments have commenced under the salary continuation agreement, or after the named executive officer is entitled to begin receiving benefits, but before receiving all such payments, the Bank will pay the remaining benefits to the named executive officer’s beneficiary at the same time and in the same amounts they would have paid to the named executive officer had he survived.
The salary continuation agreements also provide that, in the event of the named executive officer’s “Disability” (as such term is defined in the applicable salary continuation agreement) prior to attaining the Normal Retirement Age, the named executive officer will receive a single lump-sum payment
equal to 100% of the liability accrual balance reflected on the Bank’s financial statements as of the date of the Disability.
Change of Control
. The employment agreements with Mr. Caraway, Mr. McWhorter and Mr. Legato provide for severance benefits if a “Change of Control” (as such term is defined in the applicable employment agreement) occurs, and within six months prior to, or twelve months following, such Change of Control the executive is terminated without “Cause” or resigns for “Good Reason” (as each of those terms is defined in the applicable employment agreement), other than on account of the named executive officer’s death or “Disability” (as such term is defined in the applicable employment agreement). In such circumstances, notwithstanding any other provision of the employment agreement, the named executive officer will be entitled to the following payments and benefits under his employment agreement:

•	all accrued compensation and benefits;

•
a lump sum payment equal to any earned but unpaid annual bonus for the most recently completed calendar year and, in the case of Mr. Caraway 2.99 times, in the case of McWhorter 2.0 times, and in the case of Mr. Legato 1.5 times, the sum of (i) the named executive officer’s annual base salary and (ii) the average of the named executive officer’s annual bonuses earned for the three full years preceding the year in which the termination date occurs, or, if less than three years, the greater of (A) the average of his annual bonuses awarded for all full years preceding the year in which the termination date occurs, or (B) if less than one year, his target annual bonus in effect for the year in which the termination date occurs;

•
if timely and properly elected, reimbursement of monthly COBRA premiums, until the earliest of (i) for each of Mr. Caraway and Mr. McWhorter, 24 months following the termination date, and for Mr. Legato, 12 months following the termination date, (ii) the date the named executive officer is no longer eligible to receive COBRA benefits, and (iii) the date on which the named executive officer either receives or becomes eligible to receive substantially similar coverage from another employer; and

•
immediate vesting of any outstanding equity awards held by the named executive officer immediately prior to the termination date, in accordance with the terms of the applicable equity plan and award agreements.

The salary continuation agreements with Mr. Caraway, Mr. McWhorter and Mr. Legato provide that, in the event of a “Change in Control” (as such term is defined in the applicable salary continuation agreement), the named executive officer will receive a single lump-sum payment
equal to 100% of the liability accrual balance reflected on the Bank’s financial statements as of the date of the Change in Control.
Under the employment agreements, each named executed officer will bear the expense of, and be solely responsible for, any excise tax imposed by Section 4999 of the Code. However, any payment or benefit received or to be received by the named executive officer (whether payable under the terms of his employment agreement or any other plan, arrangement or agreement with the Company or an affiliate of the Company) that would constitute a “parachute payment” within the meaning of Section 280G of the Code, will be reduced to the extent necessary so that no portion thereof shall be subject to such an excise tax but only if, by reason of such reduction, the
“net after-tax benefit”
(as such term is defined in the applicable employment agreement) received by the named executive officer shall exceed the
“net after-tax benefit”
that would be received by the named executive officer if no such reduction was made.
Under the salary continuation agreements, the Bank is not required to pay any benefits under such agreements if, upon the advice of counsel, the Bank determines that the payment of such benefit would be prohibited by 12 C.F.R. Part 359 or any successor regulations regarding employee compensation promulgated by any regulatory agency having jurisdiction over the Bank or its affiliates or to the extent the benefit would be a non-deductible excess
parachute payment under Section 280G and 4999 of the Code. To the extent possible, such benefit payment will be proportionately reduced to allow payment within the fullest extent permissible under applicable law, and the named executive officer will forfeit any amount over and above such reduced amount.

Outstanding Equity Awards at Fiscal Year End
The outstanding equity awards held by each of our named executive officers at December 31, 2021 are shown in the table below. Narrative disclosure regarding the Company’s equity compensation plans are set forth following this table.

	Option Awards						Stock Awards
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (20)
Bart O. Caraway	857	—		—	$11.00	7/1/23
	93,700	—		—	$11.00	12/31/24
	11,200	2,800	(1)	—	$13.00	2/23/27
	80,000	20,000	(2)	—	$16.30	7/19/28
	6,700	26,800	(3)	—	$16.78	1/1/30
	—	13,500	(4)	—	$16.43	1/1/31
							11,500	(17)	$298,770
R. John McWhorter	400	—		—	$13.00	11/10/26
	—	800	(5)	—	$16.00	2/1/28
	—	12,000	(6)	—	$16.30	1/1/29
	—	1,600	(7)	—	$16.78	1/1/30
	—	1,000	(8)	—	$16.43	1/1/31
							6,750	(18)	$175,365
Donald C. Legato	500	—	(9)	—	$11.00	3/1/22
	2,000	—		—	$11.00	3/31/24
	500	—		—	$11.00	5/1/24
	10,000	—		—	$11.00	12/31/24
	3,200	800	(10)	—	$13.00	1/31/27
	2,400	1,600	(11)	—	$16.00	4/1/28
	6,000	9,000	(12)	—	$16.30	1/1/29
	1,200	1,800	(13)	—	$16.30	1/1/29
	2,000	8,000	(14)	—	$16.78	1/1/30
	—	1,000	(15)		$16.43	1/1/31
	—	6,000	(16)		$16.43	4/1/31
							5,000	(19)	$129,900

(1)	Stock options to acquire 2,800 shares vested on February 23, 2022.
(2)	Stock options to acquire 20,000 shares vested on January 1, 2022.
(3)	Stock options to acquire 6,700 shares vested on January 1, 2022 and stock options to acquire 6,700 shares will vest on January 1, 2023, 2024 and 2025.
(4)	Stock options to acquire 2,700 shares vested on January 1, 2022 and stock options to acquire 2,700 shares will vest on January 1, 2023, 2024, 2025 and 2026.
(5)	Stock options to acquire 400 shares vested on February 1, 2022 and stock options to acquire 400 shares will vest on January 1, 2023.
(6)	Stock options to acquire 4,000 shares vested on January 1, 2022 and stock options to acquire 4,000 shares will vest on January 1, 2023 and 2024.
(7)	Stock options to acquire 400 shares vested on January 1, 2022 and stock options to acquire 400 shares will vest on January 1, 2023, 2024 and 2025.

(8)	Stock options to acquire 200 shares vested on January 1, 2022 and stock options to acquire 200 shares will vest on January 1, 2023, 2024, 2025 and 2026.
(9)	Stock options to acquire 500 shares were exercised on February 24, 2022.
(10)	Stock options to acquire 800 shares vested on January 31, 2022.
(11)	Stock options to acquire 800 shares vested on April 1, 2022 and stock options to acquire 800 shares will vest on April 1, 2023.
(12)	Stock options to acquire 3,000 shares vested on January 1, 2022 and stock options to acquire 3,000 shares will vest on January 1, 2023 and 2024.
(13)	Stock options to acquire 600 shares vested on January 1, 2022 and stock options to acquire 600 shares will vest on January 1, 2023 and 2024.
(14)	Stock options to acquire 2,000 shares vested on January 1, 2022 and stock options to acquire 2,000 shares will vest on January 1, 2023, 2024 and 2025.
(15)	Stock options to acquire 200 shares vested on January 1, 2022 and stock options to acquire 200 shares will vest on January 1, 2023, 2024, 2025 and 2026.
(16)	Stock options to acquire 1,200 shares vested on April 1, 2022 and stock options to acquire 1,200 shares will vest on April 1, 2023, 2024, 2025 and 2026.
(17)	Restricted stock that will vest in equal increments on an annual basis over a three-year period beginning on November 8, 2022.
(18)	Restricted stock that will vest in equal increments on an annual basis over a three-year period beginning on November 8, 2022.
(19)	Restricted stock that will vest in equal increments on an annual basis over a three-year period beginning on November 8, 2022.
(20)
Market value of shares of restricted stock that have not vested is calculated by multiplying the number of shares of stock that have not vested by the closing market price of our common stock on December 31, 2021, which was $25.98.

Long-Term Incentive Plans
At our 2019 Annual Meeting, our shareholders approved the 2019 Plan, which was previously approved by our board of directors. Following the approval of the 2019 Plan, we may not make further awards under our 2013 Stock Option Plan (our “2013 Plan”) and all shares remaining available for future awards under the 2013 Plan became available for award under the 2019 Plan. Any existing awards that are forfeited or otherwise terminate or are canceled without the delivery of shares of common stock under the 2013 Plan will become available for issuance under the 2019 Plan; however, any previously outstanding award granted under the 2013 Plan will remain subject to the terms of such plan until such award is no longer outstanding. In addition to our 2019 Plan, we also maintain the 2017 Director Stock Option Plan the “2017 Plan”), which we use to incentivize members of our board of directors by facilitating increased ownership of our common stock through awards of options to acquire our common stock.
Summary of 2019 Omnibus Incentive Plan.
Eligibility
. The officers,
employees, non-employee directors
and consultants of the Company and its subsidiaries are eligible to receive awards under the 2019 Plan.
Types of Awards
. The 2019 Plan provides for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, other stock-based awards, cash awards, and dividend equivalents.
Shares Available; Certain Limitations
. As of December 31, 2021, 201,023 shares of our common stock were reserved for future awards under the 2019 Plan, subject to equitable adjustment upon the occurrence of any extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. At our 2021 Annual

Meeting, our shareholders approved an amendment to the 2019 Plan to increase by 500,000 the number of shares of our common stock authorized for issuance under the 2019 Plan.
To the extent that an award under the 2019 Plan terminates, expires, lapses for any reason, or is settled in cash, any shares of common stock subject to the award will again be available for the grant of an award pursuant to the 2019 Plan. Further, any shares of common stock tendered by a participant or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award, or any shares of common stock not issued or delivered as a result of the net settlement of an outstanding award, will again be available for the grant of an award pursuant to the 2019 Plan.
Notwithstanding any provision in any policy of the Company regarding compensation payable to a non-employee director,
the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards payable in shares of common stock and the maximum amount that may become payable pursuant to all cash-based awards that may be granted under the 2019 Plan to an individual as compensation for services as a non-employee director,
together with cash compensation paid to
the non-employee director
in the form of retainers, meeting or similar fees, during any calendar year shall not exceed $500,000.
Administration
. The 2019 Plan is administered by the Compensation Committee, except to the extent our board of directors elects to administer the 2019 Plan. The Compensation Committee has the authority, in its sole and absolute discretion, to: (a) designate eligible persons as 2019 Plan participants; (b) determine the type or types of awards to be granted to an eligible person; (c) determine the number of shares of common stock or amount of cash to be covered by awards; (d) determine the terms and conditions of any award, consistent with the terms of the 2019 Plan, as well as the modification of such terms, which may include the acceleration of vesting, waiver of forfeiture restrictions, modification of the form of settlement of the award (for example, from cash to common stock or vice versa), or modification of any other condition or limitation regarding an award, based on such factors as the Compensation Committee may determine, in its sole discretion; (e) determine whether, to what extent, and under what circumstances awards may be vested, settled, exercised, canceled, or forfeited; (f) interpret and administer the 2019 Plan and any instrument or agreement relating to an award made under the 2019 Plan; (g) establish, amend, suspend, or waive rules and regulations used to administer the 2019 Plan; and (h) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2019 Plan.
Exercisability and Vesting
. Awards under the 2019 Plan are subject to such restrictions on transferability, risk of forfeiture, exercisability (in the case of stock options and stock appreciation rights), and other restrictions, if any, as the Compensation Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Compensation Committee may determine at the date of grant or thereafter.
Stock Options
. Options entitle the participant to purchase shares during a specified period at a purchase price specified by the Compensation Committee (at a price not less than 100% of the fair market value of a share on the day the option is granted). Each option will have a maximum term of ten years from the date of grant, or such lesser period as the Compensation Committee may determine. Each option will be identified in the applicable award agreement as either a non-qualified stock
option or an option intended to qualify as an “incentive stock option” under Section 422 of the Code. Incentive stock options are required to have specific terms contained in Section 422 of the Code and which will be set forth in the applicable award agreement.
Stock Appreciation Rights
. A stock appreciation right may be granted in connection with an option, either at the time of grant or at any time thereafter during the term of the option, or may be granted unrelated to an option. Stock appreciation rights generally permit the participant to receive cash or shares equal to the difference between the exercise price of the stock appreciation right (which must equal or exceed the fair market value of the common stock at the date of grant) and the fair market value of the related shares on the date of exercise for a period of no more than ten years.
Restricted Stock
. The Compensation Committee may grant restricted shares to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance goals) as it may determine in its discretion. Except for restrictions on transfer and such other restrictions as the Compensation Committee may impose, participants will have all the rights of a shareholder with respect to the restricted stock.
Restricted Stock Units
. A restricted stock unit award is an award of the right to receive an amount of cash or shares at a future date based upon the value of the shares at the time of vesting of the award, or if the award is denominated in cash, the right to receive an amount of cash per unit that is determined by the Compensation Committee.
Other Stock-Based Awards
. The Compensation Committee is authorized to grant to eligible persons such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed by the Compensation Committee to be consistent with the purposes of the 2019 Plan, including without limitation convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon performance of the Company or any other factors designated by the Compensation Committee, and awards valued by reference to the book value of a share of common stock or the value of securities of or the performance of specified subsidiaries of the Company.
Performance Awards
. The right of a Participant to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by the Compensation Committee. The Compensation Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any award subject to performance conditions.
Stock Awards
. The Compensation Committee is authorized to grant a stock award under the 2019 Plan to any eligible person as a bonus, as additional compensation, or in lieu of cash compensation the individual is otherwise entitled to receive, in such amounts and subject to such other terms as the Compensation Committee in its discretion determines to be appropriate.
Cash Awards
. The Compensation Committee may grant awards that are payable solely in cash, as deemed by the Compensation Committee to be consistent with the purposes of the 2019 Plan, and such cash awards will be subject to the terms, conditions, restrictions and limitations determined by the Compensation Committee, in its sole discretion, from time to time. Cash awards may be granted with value and payment contingent upon the achievement of performance criteria.
Dividend Equivalents
. The Compensation Committee is authorized to grant dividend equivalents to an eligible person, entitling the eligible person to receive cash, common stock, other awards, or other property equal in value to dividends paid with respect to a specified number of shares of common stock, or other periodic payments. Dividend equivalents may be awarded on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award). The Compensation Committee may provide that dividend equivalents will be paid or distributed when accrued or at a later specified date, and if distributed at a later date may be deemed to have been reinvested in additional shares of common stock, awards, or other investment vehicles or accrued in a bookkeeping account without interest, and subject to such restrictions on transferability and risks of forfeiture, as the Compensation Committee may specify. With respect to dividend equivalents granted in connection with another award, absent a contrary provision in the award agreement, such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the award with respect to which the dividends accrue and will not be paid unless and until such award has vested and been earned.

Change of Control
. Unless otherwise set forth in an award agreement or otherwise, following a “change of control” of the Company (as defined in the 2019 Plan), with respect to each outstanding award that is not assumed or substituted in connection with a change of control, immediately upon the occurrence of the change of control, such award will become fully vested and exercisable, and any performance conditions imposed with respect to such award will be deemed to be achieved at target performance levels. Notwithstanding any other provision of the 2019 Plan or an award agreement to the contrary, upon a “change of control” of the Company or change in the Company’s outstanding common stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the grant of any award, the Compensation Committee, acting in its sole discretion, may effect one or more of the following alternatives: (a) remove any applicable forfeiture restrictions on any award; (b) accelerate the time of exercisability of an award so that such award may be exercised in full or in part for a limited period of time on or before a date specified by the Compensation Committee; (c) provide for a cash payment with respect to outstanding awards in exchange for the mandatory surrender and cancellation of some or all of the outstanding awards held by such holders (irrespective of whether such awards are then vested or exercisable pursuant to the 2019 Plan); (d) cancel awards that are unexercisable or remain subject to a restricted period as of the date of a change of control without payment of any consideration to the participant for such awards; or (e) make such adjustments to awards then outstanding as the Compensation Committee deems appropriate to reflect such change of control (including, but not limited to, the substitution, assumption, or continuation of awards by the successor company or a parent or subsidiary thereof for new awards, and the adjustment as to the number and price of shares of common stock or other consideration subject to such awards).
Minimum Regulatory Capital Requirements
. Notwithstanding any provision of the 2019 Plan or any agreement to the contrary, awards granted under the 2019 Plan will expire or be forfeited, to the extent not exercised or settled, within forty-five (45) days following the receipt of notice from the Company’s primary federal or state regulator that (a) the Company has not maintained its minimum capital requirements (as determined by the regulator) and (b) the regulator is requiring termination or forfeiture of the awards. Upon receipt of such notice from the applicable regulator, the Company will promptly notify each participant that such awards have become fully exercisable and vested to the full extent of the grant and that the participant must exercise the award or the award must be settled, as applicable, prior to the end of the 45-day period
or such earlier period as may be specified by the regulator or the participant will forfeit such awards. In case of forfeiture, no participant will have a cause of action, of any kind or nature, with respect to the forfeiture against the Company or any parent or subsidiary.
Amendment and Termination of the 2019 Plan
. The board of directors may amend, suspend, discontinue or terminate the 2019 Plan or the Compensation Committee’s authority to grant awards under the 2019 Plan without the consent of shareholders or participants, except that any amendment, including any increase in any share limitation, is subject to the approval of the Company’s shareholders not later than the annual meeting next following such action if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which our common stock may then be listed or quoted. Without the consent of an affected participant, no such amendment may materially and adversely affect the rights of such participant under any previously granted and outstanding award.
Summary of 2017 Director Stock Option Plan.
Eligibility
. The members of the board of directors of the Company are eligible to receive awards under the 2017 Plan.
Types of Awards
. The 2017 Plan provides for the issuance of stock options.
Shares Available; Certain Limitations
. Subject to provisions of the 2017 Plan relating to capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to options under the 2017 Plan may not exceed 187,000 shares. As of December 31, 2021, there were 8,000 shares of our common stock reserved for future awards under the 2017 Plan. The stock issuable under the 2017 Plan will be shares of authorized but unissued common stock, or reacquired common stock (including shares repurchased by the Company on the open market or otherwise). If any (a) option for any reason expires or is otherwise terminated, in whole or in part, without having been exercised in full, or (b) shares of common stock issuable upon exercise of an option are not delivered to a director because such shares are withheld for the payment of all or any portion of the aggregate exercise price therefor, then the shares of common stock issuable but not issued and delivered under such option will remain available for issuance under the 2017 Plan and such expiration, termination, cancellation, settlement, withholding, forfeiture or repurchase will not reduce (or otherwise offset) the number of shares of common stock that may be issued pursuant to the 2017 Plan. If the exercise price of any option is satisfied by tendering shares of common stock held by the director (either by actual delivery or attestation), then the number of shares so tendered will be treated as having been withheld from the number of shares issuable upon the exercise of the option pursuant to clause (b) of the preceding sentence and the number of shares deemed to have been so withheld will remain available for issuance under the 2017 Plan and such withholding will not reduce (or otherwise offset) the number of shares of common stock that may be issued pursuant to the 2017 Plan. If any shares of common stock delivered to a director upon the exercise of an option shall for any reason be repurchased by the Company under a repurchase option provided under the 2017 Plan or any award agreement, the shares of common stock repurchased by the Company under such repurchase option will not revert to or otherwise become available for issuance again under the 2017 Plan.
Administration
. The 2017 Plan is administered by the board of directors. The board of directors has the authority, in its sole and absolute discretion, to: (a) construe and interpret the 2017 Plan, prescribe, amend and rescind rules relating to the 2017 Plan’s administration and take any other actions necessary or desirable for the administration of the 2017 Plan; (b) correct any defect or supply any omission or reconcile any inconsistency or ambiguity in the 2017 Plan; (c) determine, from time to time, (i) which of the eligible directors will be granted options, (ii) when and how each option will be granted, (iii) what type of option will be granted, (iv) the provisions of each option granted, including the time or times when a person will be permitted to exercise such option, and (v) the number of shares of common stock with respect to which an option will be granted to each such director; (d) settle all controversies regarding the 2017 Plan or any award agreement, or any option granted thereunder; (e) accelerate the time at which an option may first be exercised or the time during which any option or any shares of common stock issued upon exercise of an option will vest in accordance with the 2017 Plan; (f) suspend or terminate the 2017 Plan at any time; (g) amend the 2017 Plan in any respect the board of directors deems necessary or advisable; (h) approve forms of award agreements for use under the 2017 Plan and to amend the terms of any one or more option or award agreement; (i) effect, at any time and from time to time, with the consent of any adversely affected director, the reduction of the exercise price of any outstanding option under the 2017 Plan, the cancellation of any outstanding option under the 2017 Plan and the grant in substitution thereof of a new option under the 2017 Plan (or another equity plan of the Company) covering the same or a different number of shares of common stock, cash and/or any other valuable consideration (as determined by the board of directors in its sole discretion) or any other action that is treated as a repricing under generally accepted accounting principles; and (j) exercise such powers and perform such acts as the board of directors deems necessary or expedient to promote the Company’s best interests and that are not in conflict with the provisions of the 2017 Plan or any options.
Exercisability and Vesting
. Awards under the 2017 Plan are subject to such restrictions on exercisability and transferability, including special forfeiture conditions, rights of repurchase, rights of first refusal, bring-along rights and other restrictions, if any, as the board of directors may determine. Such restrictions will be set forth in the applicable award agreement and apply in addition to any restrictions that may apply to holders of shares of common stock generally. The total number of shares of common stock subject to an option may vest and therefore become exercisable in periodic installments that may or may not be equal. The option may be subject to other terms and conditions on the time or times when it may or may not be exercised (which may be based on performance or other criteria) as the board of directors deems appropriate. The vesting provisions of individual options may vary.

Stock Options
. Options entitle the participant to purchase shares during a specified period at a purchase price specified by the board of directors (at a price not less than 100% of the fair market value of a share on the day the option is granted, though an option may be granted with an exercise price lower than 100% of fair value if such option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Section 424(a) of the Code). Each option will have a maximum term of ten years from the date of grant, or such lesser period as the board of directors may determine. All options granted under the 2017 Plan shall be nonstatutory stock options within the meaning of Section 421 of the Code. The 2017 Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a director pursuant to an award, nothing contained in the 2017 Plan or any award agreement shall give the director any rights that are greater than those of a general creditor of the Company or an affiliate.
Shareholder Rights; Service Rights; Investment Assurances
. No director will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to an option unless and until such director has duly exercised such option pursuant to its terms and the Company has duly and validly issued to the director the shares of common stock issuable upon such exercise. Neither the 2017 Plan nor any options awarded under the 2017 Plan confer on any director the right to continue to serve as a member of the board of directors or in any other capacity. The Company may require a director, as a condition of being granted any option or exercising an option, to give written assurances satisfactory to the Company that the director is acquiring the option and the common stock issued or issuable pursuant thereto for the director’s own account and not with any present intention of selling or otherwise distributing the option or any such common stock. This requirement, and any assurances given pursuant to this requirement, will be inoperative if the issuance of common stock upon the grant of an option or the exercise of an option has been registered under a then currently effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or as to any particular requirement, to the extent that a determination is made by counsel to the Company that such requirement need not be met in the circumstances under the securities laws then applicable.
Change in Control
. In connection with any “change in control” of the Company (as defined in the 2017 Plan), the surviving corporation or acquiring corporation may assume any options outstanding under the 2017 Plan or substitute similar options (including options to acquire the consideration that would have been received by the holders of options had they exercised their options immediately prior to the consummation of such change in control transaction) for those outstanding under the 2017 Plan. If such surviving corporation or acquiring corporation does not assume such options or substitute similar options for those outstanding under the 2017 Plan, then (a) the vesting of options held by directors whose continuous service has not terminated prior to the effective time of the change in control shall be accelerated in full and any or all of such options may be exercised in connection with the change in control transaction and (b) all options not exercised prior to or in connection with the change in control transaction shall terminate. In the event of any conflict or inconsistency between the provisions of Section 9(c) of the 2017 Plan and the provisions of any award agreement, the provisions of such award agreement will control and govern with respect to the options granted thereunder and the common stock issued or issuable pursuant thereto. Amendment and Termination of the 2017 Plan. The board of directors may amend, suspend or terminate the 2017 Plan subject to the limitations, if any, of applicable law. Except as provided by the terms of the 2017 Plan relating to capitalization adjustments, no amendment shall be effective unless approved by the Company’s shareholders, to the extent shareholder approval is necessary to satisfy the requirements of any applicable law or any Nasdaq or securities exchange listing requirement.
Summary of 2013 Stock Option Plan.
Prior to the approval of the 2019 Plan, we made grants of stock options under our 2013 Plan. The 2013 Plan was adopted with the intent to encourage ownership of common stock by key employees, directors, advisory directors and other service providers of the Company and its affiliates and to provide increased incentive for such key employees and directors to render services and to exert maximum effort for the success of the Company. The 2013 Plan was frozen on May 29, 2019 in connection with the adoption of the 2019 Plan and no new awards may be granted under the 2013 Plan.

Employee Stock Ownership Plan
On January 1, 2018, we established an employee stock ownership plan, or ESOP, for the benefit of our employees. The ESOP is designed to qualify as an employee stock ownership plan which is intended to be a stock bonus plan under the Code and Employee Retirement Income Security Act of 1974, as amended. Generally, each employee becomes a participant in the ESOP on the date of his or her hire. For each ESOP participant, we will make an annual contribution to the participant’s ESOP account in an amount equal to 100% of his or her elective deferrals to our 401(k) plan, up to 3% of eligible compensation, plus 50% of his or her elective deferrals to our 401(k) Plan between 3% and 5% of eligible compensation. These matching contributions may be made in cash (which the trustee of the ESOP will use to purchase shares of Company common stock) or in the form of Company common stock. ESOP participants are always 100% vested in their ESOP accounts.
Any cash dividends received by the trustee of the ESOP from shares of our common stock held in the ESOP are applied, in the discretion of the trustee of the ESOP, to the purchase of additional shares of our common stock. The trustee of the ESOP is authorized to purchase our common stock from us directly or from any shareholder, and such stock may be outstanding, newly issued or treasury stock. All such purchases must be at a price not in excess of fair market value, as determined by an independent appraiser, in accordance with the Code.
As of December 31, 2021, the ESOP held 113,306 shares of our common stock.
Director Compensation
We pay
our non-executive officer
directors based on the director’s participation in board meetings held throughout the year, TCCC pays its non-executive officer
directors in the same manner, and the Bank pays
its non-executive officer
directors based on the director’s participation in its board of directors and committee meetings. During fiscal year 2021, directors received $200 per board meeting attended for the Company’s board of directors, $300 per Bank board meeting attended and $200 per TCCC board meeting attended. The
Bank’s non-executive officer
directors also received a quarterly stipend of $1,062.50 and a fee per committee meeting attended, which varied based on the particular committee.
The committees of the Bank’s board of directors are the Directors’ Loan Committee, the ALCO, and the Director Information Technology Committee, and the Executive Committee, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are joint committees of the Company’s board of directors and the Bank’s board of directors. The following table sets forth the fees each member of the committees received per meeting attended, as well as a quarterly stipend paid to the Chairpersons of each committee.

	Fee Per Meeting Attended ($)	Chairperson’s Quarterly Stipend ($)
Executive Committee	—	—
Directors’ Loan Committee	300	875
Audit Committee	400	1,250
ALCO	300	812.50
Compensation Committee	250	625
Director Information Technology Committee	300	625
Corporate Governance and Nominating Committee	300	1,250

The following table sets forth compensation paid, earned or awarded during 2021 to each of our non-executive officer
directors in 2021. Bart. O Caraway’s compensation is described above in “Summary Compensation Table.” The table also includes compensation earned by each non-executive officer
director that is attributable to his or her service as a director of the Bank and TCCC.

	Director fees earned or paid in cash ($)	All other compensation ($) (1)	Total ($)
Carolyn Bailey	38,838	—	38,838
Dr. Martin Basaldua	27,138	1,017	28,155
Dennis Bonnen	31,338	333,333	364,671
W. Donald Brunson	39,288	—	39,288
Norma J. Galloway	38,038	91,182	129,220
Troy A. Glander	26,513	190	26,703
Shelton J. McDonald	36,438	—	36,438
Joseph L. Stunja	34,238	900	35,138
Reagan Swinbank	29,338	—	29,338

(1)
All other compensation for 2021 includes: $1,017 of life insurance premiums for Dr. Basaldua; $333,333 paid to Mr. Bonnen pursuant to his separation agreement with Heritage; $89,400 of consulting fees and $1,782 of phone fees paid to Ms. Galloway; $190 of life insurance premiums for Mr. Glander; and $900 of life insurance premiums for Mr. Stunja.

Directors are also entitled to the protection provided by the indemnification provisions in our first amended and restated certificate of formation and first amended and restated bylaws, and, to the extent that they are also directors of the Bank and TCCC, the articles of incorporation and bylaws of the Bank and the certificate of formation and bylaws of TCCC.
Compensation Policies and Practices and Risk Management
We do not believe any risks arise from our compensation policies and practices for our executive officers and other employees that are reasonably likely to have a material adverse effect on our operations, results of operations or financial condition.
Compensation Committee Interlocks and Insider Participation
None of our executive officers served as (a) a member of a compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Company’s Compensation Committee, (b) a director of another entity, one of whose executive officers served on the Company’s Compensation Committee or (c) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.
During the year ended December 31, 2021, the members of our Compensation Committee were Ms. Carolyn Bailey, Dr. Martin Basaldua, Mr. W. Donald Brunson, Mr. Troy A. Glander and Mr. Shelton McDonald. None of the members of the Compensation Committee (a) was an officer or employee of the Company or its subsidiary in 2021, (b) was formerly an officer or employee of the Company or its subsidiary or (c) had any relationship that required disclosure under the section titled “Certain Relationships and Related Person Transactions”.

Equity Compensation Plan Information
The following table summarizes our equity compensation plan information as of December 31, 2021.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining available for Future Issuance Under Equity Compensation Plans (excluding column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders (1)	1,274,463	$18.05	209,023
Equity compensation plans not approved by shareholders	—	—	—

Total	1,274,463	$18.05	209,023

(1)
The number of shares available for future issuance includes 8,000 shares available under the 2017 Plan (which allows for the issuance of options, as well as various other stock-based awards) and 201,023 shares available under the 2019 Plan.

Certain Relationships and Related Person Transactions
Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Bank or us in the ordinary course of business. These transactions include deposits, loans, and other financial services related transactions. Related person transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Our loans and deposits with these parties have been made and accepted in compliance with applicable regulations and our written policies. We expect to continue to have such transactions on similar terms and conditions with such officers, directors and shareholders and their affiliates in the future.
In August 2018, we engaged Ms. Norma Galloway, one of our directors, pursuant to a Consulting Agreement, to manage the Bank’s building, including a remodel of our corporate location and buildouts and design of several leased offices. The original Consulting Agreement expired in February 2019 and we entered into a new Consulting Agreement with substantially the same terms with Ms. Galloway in March 2019. We paid Ms. Galloway $89,400 and $33,450 for such services in the years ended December 31, 2021 and 2020, respectively.
Prior to and in connection with the closing of our merger with Heritage, Mr. Dennis Bonnen, one of our directors, entered into a separation agreement with Heritage Bank on December 31, 2019. Pursuant to the separation agreement, Heritage Bank agreed to pay Mr. Bonnen an aggregate cash payment in an amount equal to $1.0 million to be paid over three consecutive years, with the first two installments of $333,333 to be paid on January 15, 2020 and January 15, 2021, and the third installment of $334,000 to be paid in quarterly amounts of $83,500 on January 15, 2022, April 15, 2022, July 15, 2022 and October 15, 2022. Pursuant to the separation agreement, Mr. Bonnen is subject to a confidentiality covenant, a non-competition covenant
for three years following December 31, 2019, and
a non-solicitation covenant
for three years following December 31, 2019. Mr. Bonnen was appointed to our board of directors in connection with the consummation of our merger with Heritage, and we assumed the separation agreement pursuant to the merger. We paid Mr. Bonnen $333,333 pursuant to the separation agreement for the years ended December 31, 2021 and 2020.
Transactions by us with related persons are subject to regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders).
Transactions by the Bank or us with related persons are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.
In addition, our board of directors has adopted a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and Nasdaq concerning related person transactions. Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of the Company include directors (including nominees for election as directors), executive officers, beneficial holders of more than five percent of our capital stock and the immediate family members of these persons. Our executive management team, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Audit Committee of the board of directors for approval. The committee of the board of directors shall review the related person transaction in accordance with the criteria set forth in the policy, taking into account all of the relevant facts and circumstances available to the committee of the board of directors. Based on the conclusions reached, the committee of the board of directors shall evaluate all options, including, without limitation, approval, ratification, amendment or termination of the related person transaction or, with respect to any related person transaction that is no longer pending or ongoing, rescission and/or disciplinary action. Approval of such transactions shall be given only if it is determined by the committee of the board of directors that such transaction is in, or not inconsistent with, the best interests of the Company and our shareholders.
Beneficial Ownership of the Company’s Common Stock
The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock as of March 28, 2022, by (1) each director, director nominee and named executive officer of the Company, (2) each person who is known by the Company to own beneficially 5% or more of the Company’s common stock and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of the Company believes that each person has sole voting and dispositive power over the shares indicated as owned by such person, subject to applicable community property laws.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. Unless otherwise noted, the address for each director and named executive officer listed in the table below is c/o Third Coast Bancshares, Inc., 20202 Highway 59 North, Suite 190, Humble, Texas 77338.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (14)
Directors and Named Executive Officers:
Carolyn Bailey (1)	7,600	*
Dr. Martin Basaldua (2)	95,090	*
Dennis Bonnen (3)	143,503	1.1%
W. Donald Brunson (4)	50,792	*
Bart O. Caraway (5)	271,369	2.0%
Norma J. Galloway (6)	7,000	*
Troy A. Glander (7)	38,813	*
Donald C. Legato (8)	58,362	*
Shelton J. McDonald (9)	5,000	*
R. John McWhorter (10)	222,963	1.7%
Joseph L. Stunja (11)	146,774	1.1%
Reagan Swinbank (12)	60,914	*
Directors and Executive Officers as a group (13 persons) (13)	1,133,771	8.2%

*	Represents beneficial ownership of less than 1%.
(1)
Includes (i) 1,000 shares held by Ms. Bailey individually, (ii) 1,600 shares held by Ms. Bailey’s individual retirement account, (iii) options to purchase 3,000 shares of common stock, and (iv) 2,000 shares of restricted stock held by Ms. Bailey individually, which will vest in equal increments on an annual basis over a two-year period
beginning on November 8, 2022.

(2)
Includes (i) 36,248 shares held by Pinnacle Executive Services LLC over which Dr. Basaldua has shared voting and investment control and may be deemed beneficially owned by Dr. Basaldua, (ii) 2,710 shares held by Dr. Basaldua individually, (iii) 37,525 shares held by Dr. Basaldua’s individual retirement account, (iv) options to purchase 15,750 shares of common stock, (v) organizer warrants to purchase 857 shares of common stock, and (vi) 2,000 shares of restricted stock held by Dr. Basaldua individually, which will vest in equal increments on an annual basis over a two-year period
beginning on November 8, 2022.

(3)
Includes (i) 128,283 shares held by Mr. Bonnen individually, (ii) 5,675 shares held by Mr. Bonnen’s individual retirement account, (iii) 4,545 shares held by the individual retirement account of Mr. Bonnen’s spouse, (iv) options to purchase 3,000 shares of common stock, and (v) 2,000 shares of restricted stock held by Mr. Bonnen individually, which will vest in equal increments on an annual basis over a two-year period
beginning on November 8, 2022.

(4)
Includes (i) 33,292 shares held by Mr. Brunson individually, (ii) 12,500 shares held by Mr. Brunson’s individual retirement account, (iii) options to purchase 3,000 shares of common stock, and (iv) 2,000 shares of restricted stock held by Mr. Brunson individually, which will vest in equal increments on an annual basis over a two-year period
beginning November 8, 2022.

(5)
Includes (i) 19,850 shares held by Mr. Caraway individually, (ii) 2,746 shares held by Mr. Caraway’s individual retirement account, (iii) options to purchase 223,800 shares of common stock, (iv) organizer warrants to purchase 857 shares of common stock, (v) 11,500 shares of restricted stock held by

Mr. Caraway individually, which will vest in equal increments on an annual basis over a three-year period beginning on November 8, 2022, (vi) 10,000 shares of restricted stock held by Mr. Caraway individually, which will vest in equal increments on an annual basis over a four-year period beginning on February 1, 2023, and (vii) 2,616 shares held by the Company’s ESOP and allocated to Mr. Caraway’s account. Mr. Caraway has the right to direct the ESOP trustee to vote the shares held by the Company’s ESOP and allocated to his account on all matters requiring the vote of our shareholders and as a ESOP participant, Mr. Caraway may be deemed the beneficial owner of such shares.
(6)
Includes (i) 2,000 shares held by Ms. Galloway individually, (ii) options to purchase 3,000 shares of common stock, and (iii) 2,000 shares of restricted stock held by Ms. Galloway individually, which will vest in equal increments on an annual basis over a two-year period
beginning on November 8, 2022.

(7)
Includes (i) 20,206 shares held by Mr. Glander individually, (ii) options to purchase 15,750 shares of common stock, (iii) organizer warrants to purchase 857 shares of common stock, and (iv) 2,000 shares of restricted stock held by Mr. Glander individually, which will vest in equal increments on an annual basis over a two-year period
beginning on November 8, 2022.

(8)
Includes (i) 500 shares held by Mr. Legato individually, (ii) 12,500 shares held by Mr. Legato’s individual retirement account, (iii) options to purchase 35,900 shares of common stock, (iv) 5,000 shares of restricted stock held by Mr. Legato individually, which will vest in equal increments on an annual basis over a three-year period beginning on November 8, 2022, (v) 2,000 shares of restricted stock held by Mr. Legato individually, which will vest in equal increments on an annual basis over a four-year period beginning on February 1, 2023, and (vi) 2,462 shares held by the Company’s ESOP and allocated to Mr. Legato’s account. Mr. Legato has the right to direct the ESOP trustee to vote the shares owned by the Company’s ESOP and allocated to his account on all matters requiring the vote of our shareholders and as a ESOP participant, Mr. Legato may be deemed the beneficial owner of such shares.

(9)
Includes (i) options to purchase 3,000 shares of common stock, and (ii) 2,000 shares of restricted stock held by Mr. McDonald individually, which will vest in equal increments on an annual basis over a two-year period
beginning November 8, 2022.

(10)
Includes (i) 87,547 shares held by Mr. McWhorter individually, (ii) 55,538 shares held by Mr. McWhorter’s individual retirement account, (iii) 61,343 shares held by Richard and Amy McWhorter Management Trust of which Mr. McWhorter serves as the trustee, (iv) options to purchase 5,400 shares of common stock, (v) 2,385 shares held by the Company’s ESOP and allocated to Mr. McWhorter’s account, (vi) 6,750 shares of restricted stock held by Mr. McWhorter individually, which will vest in equal increments on an annual basis over a three-year period beginning on November 8, 2022, and (v) 4,000 shares of restricted stock held by Mr. McWhorter individually, which will vest in equal increments on an annual basis over a four-year period beginning February 1, 2023. Mr. McWhorter has the right to direct the ESOP trustee to vote the shares owned by the Company’s ESOP and allocated to his account on all matters requiring the vote of our shareholders and as a ESOP participant, Mr. McWhorter may be deemed the beneficial owner of such shares.

(11)
Includes (i) 128,167 shares of common stock held by The Stunja Family Trust of which Mr. Stunja serves as the trustee, (ii) organizer warrants to purchase 857 shares of common stock held by The Stunja Family Trust of which Mr. Stunja serves as the trustee, (iii) options to purchase 15,750 shares of common stock, and (iv) 2,000 shares of restricted stock held by Mr. Stunja directly, which will vest in equal increments on an annual basis over a two-year period
beginning on November 8, 2022.

(12)
Includes (i) 35,081 shares held by Mr. Swinbank individually, (ii) 20,833 shares held by RTS Family LP of which Mr. Swinbank is a partner, (iii) options to purchase 3,000 shares of common stock, and (iv) 2,000 shares of restricted stock held by Mr. Swinbank individually, which will vest in equal increments on an annual basis over a two-year period
beginning on November 8, 2022.

(13)
Includes (i) options held by a director or executive officer to purchase 345,550 shares of common stock, and (ii) warrants held by a director, executive officer, or entity in which a director is a principal to purchase 3,428 shares of common stock. Shares beneficially owned also include 9,354 shares held by the Company’s ESOP and allocated to our directors’ and executive officers’ accounts. Each ESOP participant has the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as a ESOP participant, our directors and executive officers may be deemed the beneficial owner of such shares. Shares beneficially owned also include 45,750 shares of restricted stock, which were granted to our directors and executive officers in connection with the completion of our initial public offering in November of 2021. The shares of restricted stock awarded to our executive officers will vest in equal increments on an annual basis over a three-year period beginning on November 8, 2022. The shares of restricted stock awarded to our directors, other than Mr. Caraway, will vest in equal increments on an annual basis over a two-year period
beginning on November 8, 2022. Shares beneficially owned also include 18,000 shares of restricted stock, which will vest in equal increments on an annual basis over a four-year period beginning February 1, 2023.
(14)
Percentages are based on 13,445,782 shares of common stock issued and outstanding at March 28, 2022. For purposes of computing the percentage of outstanding shares of common stock held by any individual listed in this table, any shares of common stock that such person has the right to acquire pursuant to the exercise of a stock option that are exercisable or will vest within 60 days of March 28, 2022 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Director Independence
Under the rules of Nasdaq, a majority of the members of our board of directors are required to be independent. The rules of Nasdaq, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.
Our board of directors has evaluated the independence of each director based upon these rules. Applying these rules, our board of directors has affirmatively determined that, with the exception of Messrs. Bonnen, Caraway and Stunja, each of our current directors qualifies as an independent director under applicable rules. In making these determinations, our board of directors considered the current and prior relationships that each director has and has had with the Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of common stock by each director, and the transactions described under the section titled “Certain Relationships and Related Person Transactions” in this Annex.

ANNEX B

PART I—FINANCIAL INFORMATION
Item 1. Financial Statements.
THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)	March 31, 2022	December 31, 2021
ASSETS	(unaudited)
Cash and cash equivalents:
Cash and due from banks	$369,782	$326,733
Federal funds sold	1,538	292

Total cash and cash equivalents	371,320	327,025
Interest bearing time deposits in other banks	132	131
Investment securities available for sale	126,218	26,432
Loans, net of allowance for loan loss of $23,312 and $19,295 at March 31, 2022 and December 31, 2021, respectively	2,424,633	2,049,429
Accrued interest receivable	12,648	10,228
Premises and equipment, net	20,846	19,045
Other real estate owned	1,666	1,676
Bank-owned life insurance	26,671	26,528
Non-marketable equity securities, at cost	11,327	7,527
Deferred tax asset, net	4,258	4,123
Core Deposit Intangible, net	1,252	1,292
Goodwill	18,034	18,034
Other assets	21,383	7,942

Total assets	$3,040,388	$2,499,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest bearing	$931,622	$531,401
Interest bearing	1,655,547	1,609,798

Total deposits	2,587,169	2,141,199
Accrued interest payable	387	437
Other liabilities	20,122	7,769
FHLB advances	50,000	50,000
Line of credit—Senior Debt	1,000	1,000
Note payable—Subordinated Debt, net	80,507	—

Total liabilities	2,739,185	2,200,405
Shareholders’ equity:
Common stock, $1 par value; 50,000,000 shares authorized; 13,524,244 and 13,481,786 issued; and 13,445,782 and 13,403,324 outstanding at March 31, 2022 and December 31, 2021, respectively	13,524	13,482
Additional paid-in capital	249,775	249,202
Retained earnings	38,116	36,029
Accumulated other comprehensive income	887	1,393
Treasury stock: at cost; 78,462 shares at March 31, 2022 and December 31, 2021	(1,099)	(1,099)

Total shareholders’ equity	301,203	299,007

Total liabilities & shareholders’ equity	$3,040,388	$2,499,412

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Income
(unaudited)

	For the Three Months Ended March 31,
(Dollars in thousands, except share and per share data)	2022	2021
Interest income:
Loans, including fees	$26,682	$25,198
Investment securities available-for-sale	276	252
Federal funds sold and deposits in other banks	226	175

Total interest income	27,184	25,625
Interest expense:
Deposit accounts	1,844	2,377
FHLB advances and notes payable	130	530

Total interest expense	1,974	2,907

Net interest income	25,210	22,718
Provision for loan losses	4,000	1,500

Net interest income after provision for loan losses	21,210	21,218
Noninterest income:
Services charges and fees	619	472
Other	1,047	278

Total noninterest income	1,666	750
Noninterest expense:
Salaries and employee benefits	13,324	9,963
Data processing and network expense	922	610
Occupancy and equipment expense	1,873	1,196
Legal and professional	1,746	1,115
Loan operations and other real estate owned expense	278	1,023
Advertising and marketing	427	404
Telephone and communications	100	193
Software purchases and maintenance	198	151
Regulatory assessments	645	49
Loss on sale of other real estate owned	—	375
Other	668	439

Total noninterest expense	20,181	15,518

Net income before income tax expense	2,695	6,450
Income tax expense	608	1,354

Net income	$2,087	$5,096

Earnings per common share:
Basic earnings per share	$0.16	$0.81

Diluted earnings per share	$0.15	$0.80

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Comprehensive Income
(unaudited)

	For the Three Months Ended March 31,
(Dollars in thousands)	2022	2021
Net Income	$2,087	$5,096
Other comprehensive income:
Unrealized gain on securities:
Unrealized holding loss arising during the period	(590)	(63)
Income tax benefit	124	13

Other comprehensive loss on securities	(466)	(50)

Unrealized gain (loss) on derivatives:
Unrealized holding loss arising during the period	—	(216)
Unrealized gain on termination fee from derivatives	—	945
Reclassification adjustment for accretion recorded in interest expense during the period	(51)	(18)
Income tax benefit (expense)	11	(149)

Other comprehensive (loss) income on derivatives	(40)	562

Total other comprehensive (loss) income	(506)	512

Total comprehensive income	$1,581	$5,608

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)

(Dollars in thousands)	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Less: ESOP- Owned Shares	Total
Balance, December 31, 2020	$6,350	$91,462	$24,605	$279	$(978)	$(1,302)	$120,416
Net income	—	—	5,096	—	—	—	5,096
Share-based compensation	—	69	—	—	—	—	69
Stock options exercised	42	574	—	—	—	—	616
Issuance of common stock to ESOP	10	149	—	—	—	(159)	—
Net change in fair value of ESOP shares	—	—	—	—	—	(317)	(317)
Other comprehensive income, net of tax	—	—	—	512	—	—	512

Balance, March 31, 2021	$6,402	$92,254	$29,701	$791	$(978)	$(1,778)	$126,392

(Dollars in thousands)
Balance, December 31, 2021	$13,482	$249,202	$36,029	$1,393	$(1,099)	$—	$299,007
Net income	—	—	2,087	—	—	—	2,087
Share-based compensation	—	279	—	—	—	—	279
Stock options exercised	3	51	—	—	—	—	54
Issuance of common stock to ESOP	11	271	—	—	—	—	282
Restricted stock grants	28	(28)	—	—	—	—	—
Other comprehensive loss, net of tax	—	—	—	(506)	—	—	(506)

Balance, March 31, 2022	$13,524	$249,775	$38,116	$887	$(1,099)	$—	$301,203

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(unaudited)

	For the Three Months Ended March 31,
(Dollars in thousands)	2022	2021
Cash flows from operating activities:
Net income	$2,087	$5,096
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	4,000	1,500
Share based compensation expense	279	69
Loss on sale of other real estate owned	—	375
Amortization of premium on securities, net	8	13
Accretion of fees on derivative instruments	(51)	(23)
Accretion of SBA Paycheck Protection Program Fees	(1,350)	(7,633)
Depreciation, amortization and accretion	(388)	77
Earnings on bank-owned life insurance	(144)	(128)
Changes in operating assets and liabilities:
Proceeds from sale of loans held for sale	—	2,345
Accrued interest receivable and other assets	(15,862)	180
Accrued interest payable and other liabilities	12,303	712

Net cash provided by operating activities	882	2,583
Cash flows from investing activities:
Net increase in interest bearing deposits in other banks	—	(2)
Increase in non-marketable equity securities	(3,800)	(18)
Investment securities available-for-sale activity:
Purchases	(101,082)	—
Maturities, calls and principal paydowns	698	840
Termination fee proceeds from derivative instruments	—	945
Net originations on loans held for investment	(376,993)	(129,034)
Net additions to bank premises and equipment	(2,324)	(399)
Deposit proceeds from pending sales of foreclosed assets	10	—
Proceeds from sales of foreclosed assets	—	520

Net cash used in investing activities	(483,491)	(127,148)
Cash flows from financing activities:
Net increase in deposits	446,060	179,453
Net repayment of FHLB Advances	—	(20,000)
Proceeds from subordinated debt offering	80,507	—
Repayment of notes payable	—	(375)
Proceeds from issuance of common stock—ESOP Contributions	282	159
Proceeds from stock options exercised	55	616

Net cash provided by financing activities	526,904	159,853

Increase in cash and cash equivalents	44,295	35,288
Cash and cash equivalents at beginning of period	327,025	203,560

Cash and cash equivalents at end of period	$371,320	$238,848

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(unaudited)

	For the Three Months Ended March 31,
(Dollars in thousands)	2022	2021
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$2,023	$3,226
Cash paid for income taxes	$—	$2,000
Supplemental Disclosure of Noncash Investing and Financing Activities:
Initial recognition of lease liability	$10,890	$—
Net increase in fair value of ESOP-owned shares	$—	$(317)
The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

1.	Nature of Operations and Summary of Significant Accounting Policies
Nature of Operations
Third Coast Bancshares, Inc. (“Bancshares”), through its subsidiary, Third Coast Bank, SSB, a Texas state savings bank (the “Bank”), and the Bank’s subsidiary, Third Coast Commercial Capital, Inc. (“TCCC”), (collectively known as the “Company”), provide general consumer and commercial banking services through 13 branch offices located in the North, Central and Southeast regions of Texas. Branch locations include: Humble, Beaumont, Port Arthur, Houston, Conroe, Pearland, Lake Jackson, Dallas, Fort Worth, Plano, Detroit, La Vernia and Nixon. The Bank is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, and investment and liquidity management activities. The Bank’s primary deposit products are demand deposits, money market accounts and certificates of deposit; its primary lending products are commercial business and real estate, real estate mortgage and consumer loans. TCCC engages in accounts receivable factoring activities. The Company is subject to the regulations of certain government agencies and undergoes periodic examinations by those regulatory authorities.
Basis of Presentation
The unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information, reporting practices prescribed by the banking industry, and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2021 and 2020 included in the Company’s Annual Report on Form
10-K
filed with the SEC on March 17, 2022. The December 31, 2021 consolidated balance sheet has been derived from the audited financial statements for the year ended December 31, 2021.
In the opinion of management, all adjustments that were recurring in nature and considered necessary have been included for fair presentation of the Company’s financial position and results of operations. Operating results for the three months ended March 31, 2022 are not necessarily indicative of results that may be expected for the full year ending December 31, 2022. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.
The accompanying unaudited consolidated financial statements include the accounts of Bancshares, the Bank, and TCCC. All significant intercompany transactions and balances have been eliminated in consolidation.
The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements were issued.
Cash and Cash Equivalents
Cash and cash equivalents include cash, deposits with other financial institutions that have initial maturities of less than 90 days when acquired by the Company and federal funds sold.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Interest Bearing Time Deposits in Other Banks
Interest bearing time deposits in other banks are carried at cost and generally mature between 90 days to one year from purchase date.
Investment Securities
Available-For-Sale
Investment securities
available-for-sale
consist of bonds, notes, and debentures that are not classified as trading securities or held-to-maturity
securities. Investment securities
available-for-sale
are held for indefinite periods of time and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income (loss), net of tax. Management determines the appropriate classification of investment securities at the time of purchase.
Loans and Allowance for Loan Losses
Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses (“ALLL”). Interest on loans is recognized using the effective interest method and includes amortization of deferred loan origination fees and costs over the life of the loans.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are primarily measured based on the fair value of the underlying collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible.
The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on non-accrual
status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectability is questionable, then cash payments are applied to principal. A loan is placed back on accrual status when both principal and interest are current and it is probable that the Company will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.
The allowance for loan losses is established through a provision for loan losses charged against income. The allowance for loan losses includes specific reserves for impaired loans and an estimate of losses inherent in the loan portfolio at the balance sheet date, but not yet identified with specific loans. Loans deemed to be uncollectible are charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral and current economic conditions.
From time to time, the Company modifies its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by the Company that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. At the time of restructuring, the Company evaluates the economic and business conditions and collection efforts, and should the collection of interest be doubtful, the loan is placed on non-accrual.
Each of these loans is evaluated for impairment and a specific reserve is recorded, as necessary, based on probable losses, taking into consideration the related collateral and modified loan terms and cash flow.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The Company has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing,
and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.
Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and include personal guarantees.
Agricultural loans are subject to underwriting standards and processes similar to commercial loans. Agricultural loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most agricultural loans are secured by the agriculture related assets being financed, such as farmland, cattle, or equipment, and include personal guarantees.
Real estate loans are also subject to underwriting standards and processes similar to commercial and agricultural loans. These loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. The repayment of real estate loans is generally largely dependent on the successful operation of the property securing the loans or the business conducted on the property securing the loan. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s real estate portfolio are generally diverse in terms of type and geographic location primarily throughout the Houston, Dallas, and Beaumont-Port Arthur metropolitan areas. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry. Generally, real estate loans are owner occupied which further reduces the Company’s risk.
The Company utilizes methodical credit standards and analysis to supplement its policies and procedures in underwriting consumer loans. The Company’s loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimizes the Company’s risk.
Other loan categories included in our loan portfolio include agricultural loans made to farmers and ranchers relating to their operations and lease financing.
Certain Acquired Loans
Acquired loans purchased from third parties are recorded at their estimated fair value at the acquisition date, and are initially classified as either purchased credit impaired (“PCI”) loans (i.e., loans that reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments) or purchased non-impaired
loans (“acquired performing loans”).
Acquired performing loans are accounted for under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic
310-20.
Performance of certain loans may be monitored and

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

based on management’s assessment of the cash flows and other facts available, portions of the accretable difference may be delayed or suspended if management deems appropriate. The Company’s policy for determining when to discontinue accruing interest on acquired performing loans and the subsequent accounting for such loans is essentially the same as the policy for originated loans described above.
An ALLL is calculated using a methodology similar to that described for originated loans. Acquired performing loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan is compared to the remaining fair value discount for that loan. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan.
PCI loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in FASB ASC Topic
310-30,
Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality
. The Company estimates the amount and timing of expected principal, interest and other cash flows for each loan meeting the criteria above and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected to be collected at acquisition as an amount that should not be accreted. These credit discounts (“nonaccretable marks”) are included in the determination of the initial fair value for acquired loans; therefore, an allowance for loan losses is not recorded at the acquisition date. Differences between the estimated fair values and expected cash flows of acquired loans at the acquisition date that are not credit-based (“accretable marks”) are subsequently accreted to interest income over the estimated life of the loans using a method that approximates a level yield method if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the acquisition date for PCI loans, increases in cash flows over those expected at the acquisition date result in a move of the discount from nonaccretable to accretable. Decreases in expected cash flows after the acquisition date are recognized through the provision for loan losses.
For PCI loans after acquisition, cash flows expected to be collected are recast for each loan periodically as determined appropriate by management. If the present value of expected cash flows for a loan is less than its carrying value, impairment is reflected by an increase in the ALLL and a charge to the provision for loan losses. If the present value of the expected cash flows for a loan is greater than its carrying value, any previously established ALLL is reversed and any remaining difference increases the accretable yield, which will be taken into income over the remaining life of the loan. Loan dispositions may include sales of loans, receipt of payments in full from the borrower, or foreclosure. Write-downs are not recorded on the PCI loan until actual losses exceed the remaining non-accretable
difference. To date, no write-downs have been recorded for the PCI loans held by the Company. Loans that were considered troubled debt restructurings by the third party prior to the acquisition date are not required to be classified as troubled debt restructurings in the Company’s consolidated financial statements unless or until such loans would subsequently meet criteria to be classified as such, since acquired loans were recorded at their estimated fair values at the time of the acquisition.
Loans Held for Sale and Servicing Assets
Loans held for sale include mortgage loans originated with the intent to sell on the secondary market. Mortgage loans held for sale are held for an interim period of usually less than 30 days. Accordingly, these loans are carried at aggregate cost and deemed to be the equivalent of fair value based on the short-term nature of the loans. At March 31, 2022 and December 31, 2021, the Company had no loans held for sale.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Certain Small Business Administration (“SBA”) loans are originated and intended for sale in the secondary market. They are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains or losses recognized upon the sale of loans are determined on a specific identification basis and are included in non-interest
income. SBA loan transfers are accounted for as sales when control over the loan has been surrendered. Control over such loans is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
The Company has adopted guidance issued by the FASB that clarifies the accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, in which, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. To calculate the gain or loss on sale of loans, the Company’s investment in the loan is allocated among the retained portion of the loan, the servicing retained, the interest-only strip and the sold portion of the loan, based on the relative fair value of each portion. The gain or loss on the sold portion of the loan is recognized based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.
Servicing assets are amortized over an estimated life using a method that is in proportion to the estimated future servicing income. In the event future prepayments exceed management’s estimates and future cash flows are inadequate to cover the servicing asset, additional amortization would be recognized. The portion of servicing fees in excess of the contracted servicing fees is reflected as interest-only strips receivable, which are classified as available for sale and are carried at fair value. At March 31, 2022 and December 31, 2021, the Company was servicing loans previously sold of approximately $3.7 million and $3.8 million, respectively. The related servicing assets receivable were not material to the consolidated financial statements at March 31, 2022 and December 31, 2021.
Premises and Equipment
Buildings, leasehold improvements, furniture and fixtures, and equipment are carried at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the related asset. Land is not depreciated. Major replacements and betterments are capitalized while maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in income as incurred. A small portion of the building’s floor space is currently leased out to tenants and recognized in income when earned.
Operating Leases
The Company leases certain office space and stand-alone buildings which are recognized as operating lease right-of-use
assets and operating lease liabilities in the consolidated balance sheets. Lease liabilities represent the Company’s liability to make lease payments under these leases on a discounted basis and are amortized on a straight-line basis over the lease term for each related lease agreement.
Right-of-use
assets represent the Company’s right to use, or control the use of, leased assets for their lease term and are amortized over the lease term of the related lease agreement. See further discussion of Accounting Standards Update, or ASU
2016-02,

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Leases (Topic 842) below. The Company does not recognize short-term operating leases on the consolidated balance sheets. A short-term lease has a term of 12 months or less and does not have a purchase option that is likely to be exercised.
Other Real Estate Owned
Other real estate owned represents properties acquired through or in lieu of loan foreclosure and are initially recorded at fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. Operating and holding expenses of such properties, net of related income, are included in loan operations and other real estate owned expense on the accompanying consolidated statements of income. Gains or losses on dispositions are reflected in income as incurred.
Bank-Owned Life Insurance
The Company has purchased life insurance policies on certain employees. These bank-owned life insurance (“BOLI”) policies are recorded in the accompanying consolidated balance sheets at their cash surrender values. Income from these policies and changes in the cash surrender values are reported in the accompanying consolidated statements of income.
Non-Marketable
Securities
The Company has restricted
non-marketable
securities which represent investment in Federal Home Loan Bank (“FHLB”) stock, Federal Reserve Bank (“FRB”) stock and Texas Independent Bank (“TIB”) stock. These investments are not readily marketable and carried at cost, which approximates fair value. As a member of the FHLB, FRB and TIB systems, the Company is required to maintain minimum level of investments in stock, based on the level of borrowings and other factors. Both cash and stock dividends are reported as income.
Goodwill and Core Deposit Intangibles
Goodwill represents the excess of cost over fair value of net assets acquired in a business combination. Goodwill is not amortized and is evaluated for impairment at least annually as of December 31 and on an interim basis if an event triggering impairment may have occurred.
Core deposit intangibles are acquired customer relationships arising from bank acquisitions and are amortized on a straight-line basis over their estimated useful life of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable from future undiscounted cash flows.
Derivative Financial Instruments
The Company enters into certain derivative financial instruments as part of its hedging strategy. Certain interest rate swap instruments are used for asset and liability management related to the Company’s commercial customers’ financing needs. These instruments are not designated as accounting hedges and changes in the net fair value are recognized in noninterest income or expense. Other interest rate swap instruments are used to mitigate overall interest rate risk and are designated as cash flow hedges. Changes in the net fair value are recognized in other comprehensive income. All derivatives are carried at fair value in either other assets or other liabilities (see Note 17 – Derivative Financial Instruments).

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Business Combinations
The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Adjustments identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. Acquisition related costs are expensed as incurred.
Comprehensive Income
Comprehensive income includes all changes in shareholders’ equity during a period, except those resulting from transactions with shareholders. Other than net income, comprehensive income includes the net effect of changes in the fair value of securities available-for-sale
and certain derivative instruments designated as cash flow hedges.
Revenues from Contracts with Customers
The Company’s revenues from services such as deposit related fees, wire transfer fees, interchange fees, ATM fees, and merchant fee income are presented within non-interest
income in the accompanying consolidated statements of income and are recognized as revenue as the Company satisfies its obligation to the customer.
Advertising and Marketing Expenses
Advertising and marketing expenses consist of the Company’s advertising in its local market area and are expensed as incurred. Advertising and marketing expenses were $427,000 and $404,000 for the three months ended March 31, 2022 and 2021, respectively, and are included within noninterest expense in the accompanying consolidated statements of income.
Income Taxes
The Company files a consolidated income tax return with its subsidiary. Federal income tax expense or benefit is allocated on a separate return basis.
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Share-Based Compensation
Compensation expense for stock options is based on the fair value of the award on the measurement date, which, for the Company, is the date of the grant and is recognized ratably over the service period of the award. The fair value of stock options is estimated using the Black-Scholes option-pricing model.
Basic and Diluted Earnings Per Common Share
Earnings per common share is computed in accordance with ASC Topic 260, “Earnings Per Share.” Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

average number of common shares outstanding during the applicable period. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 16 – Earnings Per Common Share.
Reclassification
Certain amounts in prior period consolidated financial statements may have been reclassified to conform to current period presentation. These reclassifications are immaterial and have no effect on net income, total assets or shareholders’ equity.
Recently Adopted Accounting Standards
The Company adopted ASU
2016-02—“Leases”
(Topic 842) on January 1, 2022 using the effective date as the date of initial adoption. The Company elected to apply certain practical expedients for transition, and under those expedients the Company did not reassess prior accounting decisions regarding the identification, classification and initial direct costs leases existing at the effective date. The Company also elected to use hindsight in determining the lease term when considering options to extend the lease and excluded short-term leases (defined as lease terms of 12 months or less). The Company elected to separate non-lease
components from lease components in its application of ASU
2016-02.
At adoption, the Company recorded
right-of-use
assets totaling $11.0 million, which represented the Company’s right to use, or control the use of, specified assets for their lease terms, and the Company recorded lease liabilities totaling $10.9 million, which represented the Company’s liability to make lease payments under these leases. The ASU
2016-02
standard applied to all leases existing at the date of initial adoption. The Company’s financial statements and related footnotes were not updated for
ASU 2016-02
for dates and periods before the date of adoption. See Note 9 – Leases.
Recently Issued Accounting Standards
In June 2016, the FASB issued ASU
2016-13,
“Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” ASU
2016-13
is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit. ASU
2016-13
is effective for fiscal years beginning after December 15, 2022. The Company is in the process of evaluating the potential effects of adopting ASU
2016-13
on the Company’s consolidated results of operations, financial position, or cash flows.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

2.	Investment Securities Available for Sale
Investment securities have been classified in the consolidated balance sheets according to management’s intent. The carrying amount of securities and their approximate fair values as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:
State and municipal securities	$425	$—	$1	$424
Mortgage-backed securities	753	12	4	761
U.S. Treasury bonds	101,080	2	—	101,082
Corporate bonds	23,551	477	77	23,951

	$125,809	$491	$82	$126,218

	December 31, 2021
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-sale:
State and municipal securities	$1,087	$7	$—	$1,094
Mortgage-backed securities	791	20	—	811
Corporate bonds	23,556	972	1	24,527

	$25,434	$999	$1	$26,432

Mortgage-backed securities are typically issued with stated principal amounts and are backed by pools of mortgages that have loans with varying maturities. The characteristics of the underlying pool of mortgages, such as prepayment risk, are passed on to the certificate holder. Accordingly, the term of mortgage-backed securities approximates the term of the underlying mortgages and can vary significantly due to prepayments.
The amortized cost and estimated fair value of securities available for sale at March 31,2022, by contractual maturity, are shown below.

	March 31, 2022
	Securities Available for Sale
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due from one year to five years	101,505	101,506
Due from five to ten years	23,551	23,951

	125,056	125,457
Mortgage-backed securities	753	761

	$125,809	$126,218

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The following table summarizes securities with unrealized losses at March 31, 2022 and December 31, 2021, aggregated by major security type and length of time in a continuous unrealized loss position:

	March 31, 2022
(Dollars in thousands)	Less Than 12 Months in a Loss Position	Greater Than 12 Months in a Loss Position	Total Unrealized Loss	Estimated Fair Value
Securities available-for-sale:
State and municipal securities	$1	$—	$1	$424
Mortgage-backed securities	4	—	4	161
Corporate bonds	77	—	77	5,439

	$82	$—	$82	$6,024

	December 31, 2021
(Dollars in thousands)	Less Than 12 Months in a Loss Position	Greater Than 12 Months in a Loss Position	Total Unrealized Loss	Estimated Fair Value
Securities available-for-sale:
Corporate bonds	$—	$1	$1	$3,999

	$—	$1	$1	$3,999

There were five investments in an unrealized loss position at March 31, 2022, and two investments in an unrealized loss position at December 31, 2021. The Company does not consider any securities to be other-than-temporarily impaired. In estimating other-than-temporary impairment losses, the Company considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near term prospects of the issuer, (iii) that the Company does not intend to sell these securities, and (iv) it is more likely than not that the Company will not be required to sell before a period of time sufficient to allow for any anticipated recovery in fair value. The Company has reviewed the ratings of the issuers and has not identified any issues related to the ultimate repayment of principal because of credit concerns on these securities.
There were no securities pledged as collateral as of March 31, 2022 and December 31, 2021.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

3.	Loans and Allowance for Loan Losses
Loans in the accompanying consolidated balance sheets consisted of the following:

	March 31,	December 31,
(Dollars in thousands)	2022	2021
Real estate loans:
Non-farm non-residential owner occupied	$477,573	$383,941
Non-farm non-residential non-owner occupied	463,618	445,308
Residential	225,649	213,264
Construction, development & other	414,653	320,335
Farmland	13,467	9,934
Commercial & industrial	756,005	611,348
Consumer	3,304	4,001
Other	93,676	80,593

	2,447,945	2,068,724
Allowance for loan losses	(23,312)	(19,295)

Loans, net	$2,424,633	$2,049,429

Total loans are presented net of unaccreted discounts and deferred fees totaling $7.1 million and $6.5 million at March 31, 2022 and December 31, 2021, respectively.
The Company had $26.7 million and $81.6 million in outstanding loan balances related to the guaranteed SBA Paycheck Protection Program (“PPP”) as of March 31, 2022 and December 31, 2021, respectively. These loans are included within the commercial and industrial loan balances throughout the footnotes.
Non-accrual
and Past Due Loans
Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. As mentioned in Note 1, the accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due,

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

which is generally when a loan is 90 days past due.
Non-accrual
loans and accruing loans past due more than 90 days segregated by class of loans were as follows:

	March 31,		December 31,
	2022		2021
(Dollars in thousands)	Non-accrual	Accruing loans past due more than 90 days	Non-accrual	Accruing loans past due more than 90 days
Real estate loans:
Non-farm non-residential owner occupied	$986	$—	$1,008	$—
Non-farm non-residential non-owner occupied	334	—	346	—
Residential	121	—	127	—
Construction, development & other	238	—	244	—
Farmland	—	—	—	—
Commercial & industrial	8,210	40	8,297	278
Consumer	—	—	—	—
Other	—	—	—	—
Purchased credit impaired	7	—	8	—

	$9,896	$40	$10,030	$278

As of March 31, 2022 and 2021, the amount of income that would have been accrued for loans on non-accrual
was approximately $482,000 and $517,000, respectively.
An age analysis of past due loans, segregated by class of loans, were as follows:

	March 31, 2022
(Dollars in thousands)	30-59 days	60-89 days	Over 90 days	Total past due	Total current	Total loans
Real estate loans:
Non-farm non-residential owner occupied	$451	$379	$986	$1,816	$475,757	$477,573
Non-farm non-residential non-owner occupied	1,933	150	334	2,417	460,470	462,887
Residential	1,438	—	121	1,559	224,090	225,649
Construction, development & other	401	—	238	639	409,919	410,558
Farmland	—	—	—	—	13,467	13,467
Commercial & industrial	542	496	8,250	9,288	746,655	755,943
Consumer	44	—	—	44	3,260	3,304
Other	151	—	—	151	93,525	93,676
Purchased credit impaired	—	—	7	7	4,881	4,888

	$4,960	$1,025	$9,936	$15,921	$2,432,024	$2,447,945

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

	December 31, 2021
(Dollars in thousands)	30-59 days	60-89 days	Over 90 days	Total past due	Total current	Total loans
Real estate loans:
Non-farm non-residential owner occupied	$291	$—	$1,008	$1,299	$382,642	$383,941
Non-farm non-residential non-owner occupied	161	—	346	507	444,079	444,586
Residential	230	—	127	357	212,822	213,179
Construction, development & other	—	395	244	639	315,584	316,223
Farmland	—	—	—	—	9,934	9,934
Commercial & industrial	960	457	8,575	9,992	601,291	611,283
Consumer	9	—	—	9	3,992	4,001
Other	18	1	—	19	80,574	80,593
Purchased credit impaired	—	—	8	8	4,976	4,984

	$1,669	$853	$10,308	$12,830	$2,055,894	$2,068,724

Impaired Loans
The following tables present impaired loans by class of loans:

	March 31, 2022
(Dollars in thousands)	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment during period
Real estate loans:
Non-farm non-residential owner occupied	$986	$986	$—	$986	$—	$997
Non-farm non-residential non-owner occupied	5,603	5,595	—	5,595	—	5,613
Residential	124	121	—	121	—	124
Construction, development & other	235	238	—	238	—	241
Farmland	—	—	—	—	—	—
Commercial & industrial	9,000	7,522	1,483	9,005	297	9,045
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—
Purchased credit impaired	62	—	61	61	15	63

	$16,010	$14,462	$1,544	$16,006	$312	$16,083

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

	December 31, 2021
(Dollars in thousands)	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment during year
Real estate loans:
Non-farm non-residential owner occupied	$1,008	$1,008	$—	$1,008	$—	$1,051
Non-farm non-residential non-owner occupied	5,641	5,630	—	5,630	—	5,680
Residential	130	127	—	127	—	138
Construction, development & other	241	244	—	244	—	255
Farmland	—	—	—	—	—	—
Commercial & industrial	8,297	7,331	967	8,298	290	9,117
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—
Purchased credit impaired	65	—	65	65	17	71

	$15,382	$14,340	$1,032	$15,372	$307	$16,312

Interest payments received on impaired loans are recorded as interest income unless collections of the remaining recorded investment are doubtful, at which time payments received are recorded as reductions of principal. Interest income collected on impaired loans was approximately $120,000 and $39,000 for the three months ended March 31, 2022 and 2021, respectively.
Troubled Debt Restructuring
During the three months ended March 31, 2022, the terms of one loan were modified as a troubled debt restructuring (“TDR”). The terms of three loans were modified as TDRs prior to December 31, 2021. The following table presents modifications of loans the Company considers to be TDR loans:

March 31, 2022
Loan modifications
(Dollars in thousands)	Number of loans	Pre- restructuring recorded investment	Post- restructuring recorded investment	Adjusted interest rate	Payment deferral	Combined rate and payment deferral
Real estate loans:
Non-farm non-residential owner occupied	3	$865	$865	$—	$865	$—
Non-farm non-residential non-owner occupied	—	—	—	—	—	—
Residential	—	—	—	—	—	—
Construction, development & other	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Commercial & industrial	1	790	790	—	790	—
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—

	4	$1,655	$1,655	$—	$1,655	$—

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

December 31, 2021
Loan modifications
(Dollars in thousands)	Number of loans	Pre- restructuring recorded investment	Post- restructuring recorded investment	Adjusted interest rate	Payment deferral	Combined rate and payment deferral
Real estate loans:
Non-farm non-residential owner occupied	3	$927	$927	$—	$927	$—
Non-farm non-residential non-owner occupied	—	—	—	—	—	—
Residential	—	—	—	—	—	—
Construction, development & other	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Commercial & industrial	2	758	758	—	758	—
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—

	5	$1,685	$1,685	$—	$1,685	$—

No loans modified under a TDR during the previous twelve-month period were in default. A default for purposes of this disclosure is a troubled debt restructured loan in which the borrower is 90 days past due or results in the foreclosure and repossession of the applicable collateral. At March 31, 2022 and December 31, 2021, the Company had no commitments to lend additional funds to borrowers with loans whose terms had been modified under TDRs.
COVID-19
Loan Deferments
Certain borrowers were unable to meet their contractual payment obligations because of the adverse effects of
COVID-19.
During March of 2020 and to help mitigate these effects, the Company began offering deferral modifications of principal and/or interest payments for varying periods, but typically no more than 90 days. After 90 days, customers could apply for an additional deferral, and a small portion of our customers requested such an additional deferral. At March 31, 2022 and December 31, 2021, the Company had approximately 400 and 500 loans totaling $211.7 million and $223.6 million, respectively, in outstanding loan balances subject to deferral and modification agreements due to
COVID-19
whereby principal and/or interest payments were deferred to the end of each loan term. Subsequent to the approved deferral period, customers resumed their regular payments. The Coronavirus Aid, Relief, and Economic Security Act provides banks an option to elect to not account for certain loan modifications related to
COVID-19
as TDRs if the borrowers were not more than 30 days past due at December 31, 2019. In the absence of other intervening factors, such short-term modifications made on a good faith basis are not categorized as TDRs, nor are loans granted payment deferrals related to
COVID-19
reported as past due or placed on
non-accrual
status. At March 31, 2022 and December 31, 2021, $4.3 million and $4.4 million, respectively, in accrued interest receivables related to these loans remained outstanding and will be collected at the end of each loan term.
Credit Quality Indicators
Credit Quality Indicators.
From a credit risk standpoint, the Company classifies its loans in one of six categories: (i) pass, (ii) special mention, (iii) substandard, (iv) purchased credit impaired, (v) doubtful, or (vi) loss.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Company reviews the ratings on credits monthly. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit as of each monthly reporting period. The Company’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).
(i) The Company has several pass credit grades that are assigned to loans based on varying levels of credits, ranging from credits that are secured by cash or marketable securities, to watch credits that have all the characteristics of an acceptable credit risk but warrant more than the normal level of supervision.
(ii) Special mention loans are loans that still show sufficient cash flow to service their debt but show a declining financial trend with potential cash flow shortages if trends continue. This category should be treated as a temporary grade. If cash flow deteriorates further to become negative, then a substandard grade should be given. If cash flow trends begin to improve then an upgrade back to pass would be justified. Nonfinancial reasons for rating a credit special mention include management problems, pending litigation, an ineffective loan agreement or other material structure weakness.
(iii) A substandard loan has material weakness in the primary repayment source such as insufficient cash flow from operations to service the debt. However, other weaknesses such as limited paying capacity of the obligor or the collateral pledged could justify a substandard grade. Substandard loans must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt.
(iv) Credits purchased from third parties are recorded at their estimated fair value at the acquisition date and are classified as PCI loans if the loans reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments (see Note 1 – Nature of Operations and Summary of Significant Accounting Policies—Certain Acquired Loans).
(v) A loan classified as doubtful has all the weaknesses of a substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. A doubtful loan has a high probability of total or substantial loss, but because of specific pending events that may strengthen the asset, its classification as loss is deferred. Doubtful borrowers are usually in default, lack adequate liquidity or capital, and lack the resources necessary to remain an operating entity. Because of high probability of loss, non-accrual
status is required on doubtful loans.
(vi) Loans classified as loss are considered uncollectible and of such little value that their continuance as banking assets are not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. With loans classified as loss, the underlying borrowers are often in bankruptcy, have formally suspended debt repayments, or have otherwise ceased normal business operations. Once an asset is classified as loss, there is little prospect of collecting either its principal or interest. When access to collateral, rather than the value of the collateral, is a problem, a less severe classification may be appropriate. However, the Company does not maintain an asset on the balance sheet if realizing its value would require long-term litigation or other lengthy recovery efforts. Losses are to be recorded in the period an obligation becomes uncollectible.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The following tables summarize the Company’s internal ratings of its loans:

	March 31, 2022
(Dollars in thousands)	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate loans:
Non-farm non-residential owner occupied	$466,035	$4,695	$6,843	$—	$—	$477,573
Non-farm non-residential non-owner occupied	454,476	—	8,411	731	—	463,618
Residential	224,593	—	1,056	—	—	225,649
Construction, development & other	410,319	—	238	4,096	—	414,653
Farmland	13,467	—	—	—	—	13,467
Commercial & industrial	751,356	—	4,588	61	—	756,005
Consumer	3,283	21	—	—	—	3,304
Other	93,676		—	—	—	93,676

	$2,417,205	$4,716	$21,136	$4,888	$—	$2,447,945

	December 31, 2021
(Dollars in thousands)	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate loans:
Non-farm non-residential owner occupied	$370,062	$6,953	$6,926	$—	$—	$383,941
Non-farm non-residential non-owner occupied	428,972	8,338	7,276	722	—	445,308
Residential	212,109	—	1,069	86	—	213,264
Construction, development & other	315,979	—	244	4,112	—	320,335
Farmland	9,934	—	—	—	—	9,934
Commercial & industrial	605,322	1,146	4,816	64	—	611,348
Consumer	3,979	22	—	—	—	4,001
Other	80,593	—	—	—	—	80,593

	$2,026,950	$16,459	$20,331	$4,984	$—	$2,068,724

Allowance for Loan Losses
The majority of the loan portfolio is comprised of loans to businesses and individuals in the Greater Houston, Dallas-Fort Worth, and
Austin-San
Antonio markets. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. The risks created by this concentration has been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at March 31, 2022 and December 31, 2021.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The following tables detail the activity in the allowance for loan losses by portfolio segment:

	For the Three Months Ended March 31, 2022
(Dollars in thousands)	Beginning balance	Provision for loan losses	Charge- offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$3,456	$631	$—	$—	$4,087
Non-farm non-residential non-owner occupied	5,935	(322)	—	—	5,613
Residential	957	(191)	—	—	766
Construction, development & other	2,064	260	—	—	2,324
Farmland	45	(1)	—	—	44
Commercial & industrial	6,500	3,669	—	4	10,173
Consumer	6	(14)	—	13	5
Other	332	(32)	—	—	300

	$19,295	$4,000	$—	$17	$23,312

	For the Three Months Ended March 31, 2021
(Dollars in thousands)	Beginning balance	Provision for loan losses	Charge- offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$2,608	$1,544	$—	$—	$4,152
Non-farm non-residential non-owner occupied	3,107	1,025	—	—	4,132
Residential	1,218	(280)	—	—	938
Construction, development & other	932	(230)	—	—	702
Farmland	32	—	—	—	32
Commercial & industrial	3,858	(538)	—	3	3,323
Consumer	35	(23)	—	—	12
Other	189	2	(13)	2	180

	$11,979	$1,500	$(13)	$5	$13,471

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The following tables summarize the allocation of the allowance for loan losses, by portfolio segment, for loans evaluated for impairment individually and collectively:

	March 31, 2022
	Period end amounts of ALLL allocated to loans evaluated for impairment:
(Dollars in thousands)	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$—	$4,087	$—	$4,087
Non-farm non-residential non-owner occupied	—	5,613	—	5,613
Residential	—	766	—	766
Construction, development & other	—	2,324	—	2,324
Farmland	—	44	—	44
Commercial & industrial	297	9,861	15	10,173
Consumer	—	5	—	5
Other	—	300	—	300

	$297	$23,000	$15	$23,312

	December 31, 2021
	Period end amounts of ALLL allocated to loans evaluated for impairment:
(Dollars in thousands)	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$—	$3,456	$—	$3,456
Non-farm non-residential non-owner occupied	—	5,935	—	5,935
Residential	—	957	—	957
Construction, development & other	—	2,064	—	2,064
Farmland	—	45	—	45
Commercial & industrial	290	6,193	17	6,500
Consumer	—	6	—	6
Other	—	332	—	332

	$290	$18,988	$17	$19,295

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The Company’s recorded investment in loans related to the balance in the allowance for loan losses on the basis of the Company’s impairment methodology is as follows:

	March 31, 2022
	Loans evaluated for impairment:
(Dollars in thousands)	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$986	$476,587	$—	$477,573
Non-farm non-residential non-owner occupied	5,595	458,023	—	463,618
Residential	121	225,528	—	225,649
Construction, development & other	238	414,415	—	414,653
Farmland	—	13,467	—	13,467
Commercial & industrial	9,005	746,939	61	756,005
Consumer	—	3,304	—	3,304
Other	—	93,676	—	93,676

	$15,945	$2,431,939	$61	$2,447,945

	December 31, 2021
	Loans evaluated for impairment:
(Dollars in thousands)	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$1,008	$382,933	—	$383,941
Non-farm non-residential non-owner occupied	5,630	439,678	—	445,308
Residential	127	213,137	—	213,264
Construction, development & other	244	320,091	—	320,335
Farmland	—	9,934	—	9,934
Commercial & industrial	8,298	602,985	65	611,348
Consumer	—	4,001	—	4,001
Other	—	80,593	—	80,593

	$15,307	$2,053,352	$65	$2,068,724

Certain Acquired Loans
During 2013, the Company purchased certain loans from a third party with gross contractual balances of $8.2 million for a purchase price of $6.3 million, resulting in a discount of $1.9 million. Upon acquisition, the acquired loans were initially segregated and classified in one of two categories: 1) PCI loans and 2) acquired performing loans. At acquisition date, estimated fair values of PCI loans and acquired performing loans were $3.2 million and $3.1 million, respectively. The gross contractual amounts receivable for PCI loans and acquired performing loans were $4.5 million and $3.7 million, respectively, as of the acquisition date.
On January 1, 2020, the Company acquired loans with fair values of $259.6 million as part of the acquisition of Heritage Bancorp, Inc. and its subsidiary, Heritage Bank. Of the total $263.3 million of loans acquired, $250.7 million were determined to have no evidence of deteriorated credit quality and are accounted for under ASC Topics
310-10
and
310-20.
The remaining $12.6 million were determined to exhibit deteriorated credit quality since origination under ASC
310-30.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

In connection with the acquisition of loans from Heritage Bancorp, Inc. and its subsidiary, Heritage Bank, on January 1, 2020, the PCI loan portfolio was accounted for at fair value as follows:

Contractual required payments	$26,627
Non-accretable difference (expected loss)	15,027

Cash flows expected to be collected at acquisition	11,600
Accretable yield	1,850

Basis in acquired Heritage PCI loans	$9,750

The following table presents the gross contractual amounts receivable balances, by portfolio segment, and the carrying amount of PCI loans:

(Dollars in thousands)	March 31, 2022	December 31, 2021
Real estate loans:
Non-farm non-residential owner occupied	$—	$—
Non-farm non-residential non-owner occupied	794	820
Residential	88	181
Construction, development & other	5,141	5,169
Farmland	—	—
Commercial & industrial	63	66
Consumer	—	—
Other	—	—

Total outstanding balances	$6,086	$6,236

Carrying amount	$4,888	$4,984

The accretable discount is accreted into income using the interest method over the life of the loans. At March 31, 2022 and December 31, 2021, unaccreted discounts on PCI loans totaled $881,000 and $926,000, respectively, and were included in net loans in the accompanying consolidated balance sheets.
At March 31, 2022 and December 31, 2021, the allowance for loan losses related to the PCI loans disclosed above was $16,000 and $17,000, respectively.
Determining the fair value of PCI loans at acquisition required the Company to estimate cash flows expected to result from those loans and to discount those cash flows at appropriate rates of interest. For such loans, the excess of cash flows expected to be collected at acquisition over the estimated fair value is recognized as interest income over the remaining lives of the loans and is called the accretable yield. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition reflects the impact of estimated credit losses and is called the nonaccretable difference. In accordance with GAAP, there was no carry-over of previously established allowance for credit losses from the acquired loans.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Accretable yield, or income expected to be collected on PCI loans was as follows:

(Dollars in thousands)	March 31, 2022	December 31, 2021
Balance at beginning of year	$926	$2,261
Accretion of income	(45)	(1,335)

Balance at end of period	$881	$926

4.	Premises and Equipment
Premises and equipment in the accompanying consolidated balance sheets consisted of the following:

(Dollars in thousands)	Estimated Useful Life	March 31, 2022	December 31, 2021
Building and building improvements	30 years or 3 - 10 years	$12,172	$12,156
Land		3,894	3,894
Equipment	3 - 5 years	4,638	4,308
Leasehold improvements	3 - 10 years	2,935	2,888
Furniture and fixtures	3 - 5 years	2,803	2,541
Construction in process		2,843	1,174

		29,285	26,961
Accumulated depreciation		(8,439)	(7,916)

		$20,846	$19,045

Depreciation expense for the three months ended March 31, 2022 and 2021 amounted to $522,000 and $401,000, respectively. Depreciation expense is included in occupancy and equipment expense in the accompanying consolidated statements of income.

5.	Deposits
Deposits in the accompanying consolidated balance sheets consisted of the following:

(Dollars in thousands)	March 31, 2022	December 31, 2021
Transaction accounts:
Noninterest bearing demand accounts	$931,622	$531,401
Interest bearing demand accounts	1,350,837	1,298,546
Savings	34,825	33,539

Total transaction accounts	2,317,284	1,863,486
Time deposits	269,885	277,713

Total deposits	$2,587,169	$2,141,199

The aggregate amount of time deposits in denominations of $250,000 or more totaled $118.6 million and $113.2 million as of March 31, 2022 and December 31, 2021, respectively.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Scheduled maturities of time deposits at March 31, 2022 are as follows:

2022 (nine months remaining)	$212,906
2023	50,703
2024	2,811
2025	1,476
2026	1,675
2027 and thereafter	314

$269,885

At March 31, 2022 and December 31, 2021, the aggregate amount of demand deposit overdrafts that were reclassified as loans was $40,000 and $28,000, respectively.
Deposits received from related parties at March 31, 2022 and December 31, 2021, totaled approximately $16.7 million and $19.0 million, respectively.

6.	Income Taxes
During the three months ended March 31, 2022 and 2021, the Company recorded income tax provision expense of $608,000 and $1,354,000, reflecting an effective tax rate of 22.6% and 21.0%, respectively.
GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the consolidated financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not
recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not
recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not
recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. GAAP also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

7.	FHLB Advances and Other Borrowings
Senior Debt
On December 24, 2019, the Company modified the terms of a $5,000,000 promissory note maturing on August 30, 2020, whereby the revolving line of credit facility was increased to $10,000,000, and the interest rate was reduced from a floating rate of Wall Street Journal US Prime Rate, plus 0.50%, to a fixed rate of 4.75%. Upon maturity, the note was renewed and extended to August 31, 2021, in the amount of $10,000,000. The note bore interest at a fixed rate of 4.25%. Interest was payable quarterly on the 30 th
day of February, May, August and November. All principal and unpaid interest was due upon maturity. The note was secured by 100% of the outstanding stock of the Bank and was senior in rights to the $13,000,000 in subordinated debt described below. As of December 31, 2020, the outstanding principal balance was $10,000,000. On March 10, 2021, the note was combined with the outstanding balance of the $15,000,000 note described below and consolidated into a new revolving line of credit facility totaling $30,875,000 (see March 10, 2021 note below).

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

On December 24, 2019, the Company modified the terms of a $15,000,000 promissory note maturing on March 10, 2021, whereby the fixed interest rate of 6.00% was reduced to 4.75%. Quarterly principal payments of $375,000 plus interest were due and payable on the 10 th
day of March, June, September, and December through maturity date. The note was secured by 100% of the outstanding stock of the Bank and was senior in rights to the $13,000,000 in subordinated debt described below. As of December 31, 2020, the outstanding principal balance was $10,875,000. On March 10, 2021, the remaining balance of the note was combined with the remaining balance of the revolving note described above and consolidated into a new revolving line of credit facility totaling $30,875,000 (see March 10, 2021 note below).
On March 10, 2021, the remaining balance of the two aforementioned notes totaling $20,875,000 was consolidated into a new revolving line of credit loan with new funds of $10,000,000 for a total facility of $30,875,000. The note bears interest at the Wall Street Journal US Prime Rate, as such changes from time to time, with a floor rate of 4.00% per annum. Interest is payable quarterly on the 10 th
day of March, June, September and December through maturity date of September 10, 2022. All principal and unpaid interest is due at maturity. The note is secured by 100% of the outstanding stock of the Bank and was senior in rights to the $13,000,000 in subordinated debt described below until the subordinated debt was paid in full during August 2021. As of March 31, 2022, the outstanding balance was $1.0 million.
Subordinated Debt - Related Party
During August 2021, the Company paid off a $2,000,000 promissory note scheduled to mature on September 27, 2022 and an $11,000,000 promissory note scheduled to mature on July 29, 2022. Each note bore interest at a fixed rate of 6.00%. Quarterly interest payments for the $2,000,000 note were due on the 27th day of March, June, September and December. Quarterly interest payments for the $11,000,000 note were due on the 29th day of March, June, September and December. The notes were subordinate and junior in rights to the senior indebtedness described above.
Subordinated Notes Offering
On March 31, 2022, the Company entered into Subordinated Note Purchase Agreements (the “Note Purchase Agreements”) with certain qualified institutional buyers and institutional accredited investors (the “Purchasers”) pursuant to which the Company issued and sold $82,250,000 in aggregate principal amount of its 5.500%
Fixed-to-Floating
Rate Subordinated Notes due 2032 (the “Notes”) in a private placement transaction in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and Regulation D thereunder. The Notes were issued by the Company to the Purchasers at a price equal to 100% of their face amount. The Note Purchase Agreements contain certain customary representations, warranties and covenants made by the Company, on the one hand, and the Purchasers, severally and not jointly, on the other hand. The Notes are intended to qualify as Tier 2 capital for regulatory capital purposes, and the Company intends to use the net proceeds from the offering for general corporate purposes.
The Notes were issued under an Indenture, dated as of March 31, 2022 (the “Indenture”), by and between the Company and UMB Bank, N.A., as trustee. The Notes will mature on April 1, 2032. From and including March 31, 2022, to, but excluding, April 1, 2027 or the date of early redemption, the Company will pay interest on the Notes semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2022, at a fixed interest rate of 5.500% per annum. From and including April 1, 2027, to, but excluding, the maturity date or the date of early redemption (the “Floating Rate Period”), the Company will pay interest on the Notes at a

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

floating interest rate. The floating interest rate will be reset quarterly, and the interest rate for any Floating Rate Period shall be equal to the then-current Three-Month Term SOFR (as defined in the Indenture) plus 315 basis points for each quarterly interest period during the Floating Rate Period. Interest payable on the Notes during the Floating Rate Period will be paid quarterly in arrears on January 1, April 1, July 1 and October 1, of each year, commencing on July 1, 2027. Notwithstanding the foregoing, in the event that Three-Month Term SOFR (or such other applicable benchmark rate) is less than zero, then Three-Month Term SOFR (or such other applicable benchmark rate) rate shall be deemed to be zero.
On March 31, 2022, in connection with the issuance and sale of the Notes, the Company entered into Registration Rights Agreements (the “Registration Rights Agreements”) with the Purchasers. Under the terms of the Registration Rights Agreements, the Company has agreed to take certain actions to provide for the exchange of the Notes for subordinated notes that are registered under the Securities Act and have substantially the same terms as the Notes. Under certain circumstances, if the Company fails to meet its obligations under the Registration Rights Agreements, it would be required to pay additional interest to the holders of the Notes.
The Company may, at its option, redeem the Notes (i) in whole or in part beginning with the interest payment date on April 1, 2027, and on any interest payment date thereafter, or (ii) in whole, but not in part, upon the occurrence of a “Tier 2 Capital Event,” a “Tax Event,” or “Investment Company Event” (each as defined in the Indenture). The redemption price for any redemption is 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. Any redemption of the Notes will be subject to the receipt of the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to the extent then required under applicable laws or regulations, including capital adequacy rules or regulations.
There is no right of acceleration of maturity of the Notes in the case of default in the payment of principal of, or interest on, the Notes or in the performance of any other obligation of the Company under the Notes or the Indenture. The Indenture provides that holders of the Notes may accelerate payment of indebtedness only upon the Company’s bankruptcy, insolvency, reorganization, receivership or other similar proceedings.
The Notes are general unsecured, subordinated obligations of the Company and rank junior to all of its existing and future Senior Indebtedness (as defined in the Indenture), including all of its general creditors. The Notes will be equal in right of payment with any of the Company’s existing and future subordinated indebtedness, and will be senior to the Company’s obligations relating to any junior subordinated debt securities. In addition, the Notes are effectively subordinated to all secured indebtedness of the Company, including without limitation, the Bank’s liabilities to depositors in connection with deposits in the Bank, to the extent of the value of the collateral securing such indebtedness.
In connection with the above offering, the Company incurred approximately $1,743,000 in debt issuance costs which will be amortized to interest expense on a straight-line basis over the ten-year
life of the note. As of March 31, 2022, the Company had $80,507,000 in outstanding principal, net of $1,743,000 in unamortized debt issuance costs.
FHLB Borrowings
At March 31, 2022, FHLB advances represented $12,000,000 in FHLB Owns the Option (“FOTO”) borrowings with a floating rate of 1.100% maturing on June 19, 2029; $18,000,000 in FOTO borrowings with a floating rate of 1.020% maturing on August 2, 2029; and $20,000,000 in FOTO borrowings with a floating rate of 0.570%

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

maturing on February 26, 2035. The FOTO borrowings have quarterly call options that began on September 19, 2019, November 4, 2019, and February 25, 2022, respectively. The call feature allows the FHLB to terminate the entire outstanding balance at each option date and, in the event the option is exercised, replacement funding will be made available at then prevailing interest rates. FHLB advances are collateralized by FHLB stock, real estate loans and investment securities. The approximate amount of loans and investment securities that collateralize borrowings at March 31, 2022 and December 31, 2021 was $760.8 million and $601.0 million, respectively. At March 31, 2022, letters of credit with FHLB for $97.5 million were outstanding with expirations ranging from April 2022 through March 2023.
Contractual maturities of FHLB advances and other borrowings at March 31, 2022 were as follows:

(Dollars in thousands)	FHLB Advances	Other Borrowings
2022 (nine months remaining)	$—	$1,000
2023	—	—
2024	—	—
2025	—	—
2026	—	—
2027 and thereafter	50,000	80,507

	$50,000	$81,507

At March 31, 2022 and December 31, 2021, the Company had federal funds lines of credit with commercial banks that provide for availability to borrow up to an aggregate of $50.5 million and $50.5 million in federal funds, respectively. The Company had no advances outstanding under these lines at March 31, 2022 and December 31, 2021.

8.	Stock Options and Warrants
2013 Stock Option Plan
In 2008 upon shareholder approval, the Bank adopted the 2008 Stock Option Plan. In 2013 upon formation of Third Coast Bancshares, Inc., the Company adopted the 2013 Stock Option Plan (the “2013 Plan”). All outstanding options from the 2008 Stock Option Plan were grandfathered into the 2013 Plan. The 2013 Plan permits the grant of stock options for up to 500,000 shares of common stock from time to time during the term of the plan, subject to adjustment upon changes in capitalization. Under the 2013 Plan, the Bank may grant either incentive stock options or nonqualified stock options to eligible directors, executive officers, key employees and non-employee
shareholders of the Bank. At March 31, 2022, there were no shares remaining available for grant for future awards as all outstanding options under the 2013 Plan were grandfathered into the 2019 Omnibus Incentive Plan (see 2019 Omnibus Incentive Plan). Awards outstanding under the 2013 Plan remain in full force and effect, according to their respective terms.
2019 Omnibus Incentive Plan
On May 29, 2019, the Company’s shareholders approved the Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan (the “2019 Plan”), which was previously approved by the Company’s board of directors. Under the 2019 Plan, the Company may issue stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, other stock-based awards, cash awards, and dividend equivalents. On May 20, 2021, the

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Company’s shareholders approved an amendment to the 2019 Plan such that the maximum number of shares reserved for issuance under the 2019 Plan was increased by an additional 500,000 shares. The maximum aggregate number of shares of common stock that may be issued under the 2019 Plan is equal to the sum of (i) 800,000 shares of common stock, (ii) the total number of shares remaining available for new awards under the 2013 Plan as of May 29, 2019, which was 152,750 shares of common stock, and (iii) any shares subject to outstanding stock options issued under the 2013 Plan to the extent that (A) any such award is forfeited or otherwise terminates or is cancelled without the delivery of shares of common stock, or (B) shares of common stock are withheld from any such award to satisfy any tax or withholding obligation, in which case the shares of common stock covered by such forfeited, terminated or cancelled award or which are equal to the number of shares of common stock withheld, will become available for issuance under the 2019 Plan. At March 31, 2022, there were 187,891 shares remaining available for grant for future awards under the 2019 Plan.
2017
Non-Employee
Director Stock Option Plan
In December 2017, the Bank adopted the 2017
Non-Employee
Director Stock Option Plan (the “Director Plan”). The Director Plan originally authorized the grant of stock options for up to 100,000 shares of common stock to non-employee
directors of the Company pursuant to the terms of the Director Plan. During July 2018, the Company’s board of directors approved the grant of stock options for 50,000 additional shares of common stock under the Director Plan, such that the Director Plan permitted the grant of stock options for up to 150,000 shares of common stock. On January 1, 2021, the Director Plan was amended and subsequently approved by the Company’s board of directors such that the aggregate number of shares of common stock to be issued pursuant to options shall not exceed 187,000 shares. Options are generally granted with an exercise price equal to the market price of the Company’s stock at the date of the grant. Option awards generally vest based on five years of continuous service and have
10-year
contractual terms for
non-controlling
participants as defined by the Director Plan. Other grant terms can vary for controlling participants as defined by the Director Plan. At March 31, 2022, there were 8,000 shares remaining available for grant for future awards under the Director Plan.
2020 Heritage Stock Option Plan
On January 1, 2020, the Company acquired a stock option plan which originated under Heritage Bancorp, Inc. as part of a merger of the two companies. The options granted to employees must be exercised within 10 years from the date of grant and vesting schedules are determined on an individual basis. At merger date, 109,908 outstanding options became fully vested and were converted to options to purchase 97,821 shares of the Company’s common stock at an exchange ratio of 0.89, which was equal to the acquisition exchange rate for common shares. At March 31, 2022, there were no shares remaining available for grant for future awards.
Stock Options
During the three months ended March 31, 2022, the Company granted stock options to certain directors, executive officers and other key employees of the Company. These stock options vest ratably over five years and have a
10-year
contractual term. Options granted during the three months ended March 31, 2022 and for the year ended December 31, 2021 were granted with an exercise price ranging from $16.30 to $25.76.
The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for the options granted in the three months ended March 31, 2022: risk-free interest rate ranging from 1.45% to 1.76%, dividend yield of 0.00%; estimated volatility of 10.00%, and expected lives of options of 7.5 years. The following assumptions were used for options granted in the three months ended

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

March 31, 2021: risk-free interest rate ranging from 0.70% to 1.42%, dividend yield of 0.00%; estimated volatility of 10.00%, and expected lives of options of 7.5 years. Expected volatilities are based on historical volatilities of the Company’s common stock and similar peer group averages.
For the three months ended March 31, 2022 and 2021, the Company recognized stock-based compensation expense of $118,000 and $69,000, respectively, associated with stock options. As of March 31, 2022, there was approximately $2.1 million of unrecognized compensation costs related to non-vested
stock options that is expected to be recognized over the remaining vesting periods. Forfeitures are recognized as they occur.
A summary of stock option activity for the three months ended March 31, 2022 and year ended December 31, 2021 is presented below:

	March 31, 2022		December 31, 2021
(Dollars in thousands, except share and per share data)	Shares Underlying Options	Weighted Average Exercise Price	Shares Underlying Options	Weighted Average Exercise Price
Outstanding at beginning of period	1,220,428	$17.83	660,251	$14.37
Granted during the period	22,500	22.38	788,250	20.22
Forfeited during the period	(37,500)	24.00	(144,903)	17.55
Exercised during the period	(3,500)	15.65	(83,170)	13.48

Outstanding at the end of period	1,201,928	$17.73	1,220,428	$17.83

Options exercisable at end of period	452,738	$14.12	361,758	$13.59

Weighted-average grant date fair value of options granted during the period		$6.75		$3.15
A summary of weighted average remaining life is presented below:

(Dollars in thousands, except share and per share data)	March 31, 2022			December 31, 2021
Exercise Price	Options Outstanding	Weighted Average Remaining Life (years)	Options Exercisable	Options Outstanding	Weighted Average Remaining Life (years)	Options Exercisable
$10.00 - $12.99	164,223	2.82	161,723	162,223	5.15	162,223
$13.00 - $16.99	493,955	7.23	291,015	496,955	7.48	199,535
$17.00 - $26.99	543,750	9.26	—	561,250	9.52	—

	1,201,928	7.55	452,738	1,220,428	8.11	361,758

Shares issued in connection with stock compensation awards are issued from available authorized shares.
The total intrinsic value of outstanding
in-the-money
stock options and outstanding
in-the-money
exercisable stock options was $6.6 million and $4.1 million, respectively, at March 31, 2022. The total intrinsic value of outstanding in-the-money
stock options and outstanding
in-the-money
exercisable stock options was $5.8 million and $3.0 million, respectively, at December 31, 2021.
The intrinsic value of stock options exercised during the three months ended March 31, 2022 and 2021 was $24,000 and $80,000, respectively.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

A summary of the activity in the Company’s nonvested shares is as follows:

	March 31, 2022		December 31, 2021
(Dollars in thousands, except share and per share data)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1,	858,670	$3.15	262,670	$3.04
Granted during the period	22,500	6.75	788,250	3.15
Vested during the period	(93,880)	2.81	(72,500)	3.17
Forfeited during the period	(38,100)	3.76	(119,750)	2.88

Nonvested at end of period	749,190	$3.27	858,670	$3.15

Warrants
As consideration for the financial risks undertaken by certain organizers of the Company, the Company has outstanding stock warrants that are initially exercisable to purchase one share of common stock for each warrant held.
A summary of the Company’s stock warrant activity is presented below:

	March 31, 2022		December 31, 2021
(Dollars in thousands, except share and per share data)	Shares Underlying Warrants	Weighted- Average Exercise Price	Shares Underlying Warrants	Weighted- Average Exercise Price
Outstanding at beginning of period	4,285	$11.00	6,000	$11.00
Granted	—	—	—	—
Exercised	—	—	(1,715)	11.00
Expired or forfeited	—	—	—	—

Outstanding at end of period	4,285	$11.00	4,285	$11.00

Exercisable at end of period	4,285	$11.00	4,285	$11.00

The weighted average remaining contractual life of stock warrants outstanding at March 31, 2022 was 1.25 years. The warrants are exercisable over a ten-year
period that expires on July 1, 2023.
Restricted Stock Awards
The Company granted restricted stock awards (“RSAs”) to certain executive officers and employees of the Company during the three months ended March 31, 2022 and to certain directors and executive officers of the Company during the year ended December 31, 2021. Restricted stock is common stock with certain restrictions that relate to trading and the possibility of forfeiture. Holders of restricted stock have full voting rights. Generally, the awards vest ratably over a two-to-
four
year period, but vesting periods may vary. The RSAs have a
10-year
contractual term.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

A summary of the activity for nonvested RSAs for the three months ended March 31, 2022 and the year ended December 31, 2021 is presented below:

	March 31, 2022		December 31, 2021
(Dollars in thousands, except share and per share data)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	49,750	$24.00	—	$—
Granted during the period	28,132	24.70	49,750	24.00
Vested during the period	—	—	—	—
Forfeited during the period	—	—	—	—

Nonvested at the end of period	77,882	$24.25	49,750	$24.00

Compensation expense for restricted stock awards is determined based on the number of restricted shares granted and the market price of our common stock at issue date. The Company recognized stock-based compensation expense associated with RSAs of approximately $161,000 and zero during the three months ended March 31, 2022 and 2021, respectively. As of March 31, 2022, there was $1.6 million of total unrecognized compensation expense cost related to nonvested RSAs. The cost is expected to be recognized over a remaining weighted average period of 9.65 years.

9.	Leases
Operating Leases
The Company leases certain office space and stand-alone buildings which are recognized as operating lease right-of-use
(“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Lease liabilities represent the Company’s liability to make lease payments under these leases, on a discounted basis. For leases with renewal options available, the Company evaluates each lease to determine if exercise of the renewal option is reasonably certain. As of March 31, 2022, the Company’s operating lease ROU asset and operating lease liability totaled $10.7 million and $10.6 million, respectively.
In order to calculate its ROU assets and lease liabilities, ASC Topic 842 requires the Company to use the rate of interest implicit in the lease when readily determinable. If the rate implicit in the lease is not readily determinable, the Company is required to use its incremental borrowing rate, which is the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. The Company was unable to determine the implicit interest rate in any of the leases and therefore used its incremental borrowing rate.
As of March 31, 2022, the weighted-average discount rate for the Company’s operating leases was 4.00%. The Company’s lease terms range from six months to one hundred twenty months. The weighted-average remaining term of the leases was 9.2 years.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Lease costs for the period shown below were as follows:

(Dollars in thousands)	March 31, 2022
Operating lease cost	$600
Short-term lease cost	191

Total lease cost	$791

Total operating lease expense for the three months ended March 31, 2022 and 2021 was $791,000 and $300,000, respectively.
A schedule of the Company’s lease liabilities by contractual maturity for operating leases with initial or remaining terms in excess of one year for each year through 2027 and thereafter is presented below:

(Dollars in thousands)	March 31, 2022
2022 (nine months remaining)	$1,197
2023	1,926
2024	2,144
2025	2,133
2026	2,179
2027 and thereafter	11,840

Total undiscounted lease liability	21,419
Less:
Discount on cash flows	(2,121)
Lease signed, but not yet commenced	(8,669)

Total operating lease liability	$10,629

10.	Financial Instruments with Off-Balance Sheet Risk
The Company is a party to financial instruments with
off-balance
sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded lines of credit, commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Company generally uses the same credit policies in making commitments and conditional obligations as it does for on-balance
sheet instruments.
The following financial instruments were outstanding whose contract amounts represent credit risk:

(Dollars in thousands)	March 31, 2022	December 31, 2021
Commitments to extend credit	$891,853	$606,160
Standby letters of credit	9,522	14,144

Total	$901,375	$620,304

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer’s credit-worthiness on a case-by-case
basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation of the borrower.
Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit.
Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.

11.	Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.
GAAP requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level
 2 Inputs
– Inputs other than quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 investments consist primarily of obligations of U.S. government sponsored enterprises and agencies, obligations of state and municipal subdivisions, corporate bonds and mortgage backed securities.

•
Level
 3 Inputs
– Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Financial assets and financial liabilities measured at fair value on a recurring and nonrecurring basis include the following:
Investment Securities
Available-for-sale
. Investment securities classified as
available-for-sale
are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information, and the bond’s terms and conditions, among other things.
Loans Held for Sale
. Loans held for sale are reported at aggregate cost which has been deemed to be the equivalent of fair value using Level 3 inputs.
Impaired Loans
. Impaired loans are reported at the estimated fair value of the underlying collateral. Collateral values are estimated using Level 2 inputs based on observable market data or independent appraisals using Level 3 inputs.
Derivative Instruments
. The estimated fair value of interest rate derivative positions are obtained from a pricing service that provides the swaps’ unwind value using Level 2 inputs.
There were no transfers between levels during the three month period ended March 31, 2022 or during the year ended December 31, 2021.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value as of March 31, 2022 and December 31, 2021:

	Fair Value Measurements Using
(Dollars in thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
At March 31, 2022:
Securities available for sale:
State and municipal securities	$—	$424	$—	$424
Mortgage-backed securities	—	761	—	761
U.S. Treasury bonds	—	101,082	—	101,082
Corporate bonds	—	23,951	—	23,951

Total investment securities available for sale	$—	$126,218	$—	$126,218

Asset derivatives:
Interest rate swaps	$—	$3,872	$—	$3,872
Risk participation agreements	—	1	—	1

Total asset derivatives	$—	$3,873	$—	$3,873

Liability derivatives:
Interest rate swaps	$—	$3,872	$—	$3,872
Risk participation agreements	—	37	—	37

Total liability derivatives	$—	$3,909	$—	$3,909

	Fair Value Measurements Using
(Dollars in thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
At December 31, 2021:
Securities available for sale:
State and municipal securities	$—	$1,094	$—	$1,094
Mortgage-backed securities	—	811	—	811
Corporate bonds	—	24,527	—	24,527

Total investment securities available for sale	$—	$26,432	$—	$26,432

Loans held for sale:	$—	$—	$2,844,441	$2,844,441

Asset derivatives:
Interest rate swaps	$—	$389	$—	$389

Total asset derivatives	$—	$389	$—	$389

Liability derivatives:
Interest rate swaps	$—	$389	$—	$389

Total liability derivatives	$—	$389	$—	$389

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis, that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a non-recurring
basis include the following at March 31, 2022 and December 31, 2021:
Impaired loans.
At March 31, 2022, impaired loans with carrying values of $16.0 million were reduced by specific valuation allowances totaling $312,000 resulting in a net fair value of $15.7 million based on Level 3 inputs. At December 31, 2021, impaired loans with carrying values of $15.4 million were reduced by specific valuation allowances totaling $307,000 resulting in a net fair value of $15.1 million based on Level 3 inputs.
Non-financial
assets measured at fair value on a
non-recurring
basis during the three months ended March 31, 2022 and year ended December 31, 2021, include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off
to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in current earnings. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.
The following table presents foreclosed assets that were remeasured and recorded at fair value:

(Dollars in thousands)	March 31, 2022	December 31, 2021
Foreclosed assets remeasured subsequent to initial recognition:
Carrying value of foreclosed assets prior to remeasurement	$1,666	$1,676
Write downs included in other non-interest expense	—	—

Fair value of foreclosed assets remeasured subsequent to initial recognition	$1,666	$1,676

For the Company, as for most financial institutions, substantially all of its assets and liabilities are considered financial instruments as defined. Many of the Company’s financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction.
The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.
Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market rates for similar assets and liabilities. Financial instrument assets with variable rates and financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the carrying value.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The carrying value and the estimated fair value of the Company’s contractual off-balance
sheet unfunded lines of credit, loan commitments and letters of credit, which are generally priced at market at the time of funding, are not material.
The estimated fair values and carrying values of all financial instruments under current authoritative guidance, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value are as follows:

	March 31, 2022		December 31, 2021
(Dollars in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Level 2 inputs
Cash and cash equivalents	$371,320	$371,320	$327,025	$327,025
Interest bearing time deposits in other banks	132	132	131	131
Investment securities available for sale	126,218	126,218	26,432	26,432
Non-marketable securities	11,327	11,327	7,527	7,527
Accrued interest receivable	12,648	12,648	10,228	10,228
Bank-owned life insurance	26,671	26,671	26,528	26,528
Derivative instruments assets	3,873	3,873	389	389

	$552,189	$552,189	$398,260	$398,260
Level 3 inputs
Loans, including held for sale, net	$2,424,633	$2,391,904	$2,049,429	$2,023,761
Financial liabilities
Level 2 inputs
Deposits	$2,587,169	$2,587,827	$2,141,199	$2,141,999
Accrued interest payable	387	387	437	437
FHLB advances	50,000	50,000	50,000	50,000
Notes payable	81,507	81,507	1,000	1,000
Derivative instrument liabilities	3,909	3,909	389	389

	$2,722,972	$2,723,630	$2,193,025	$2,193,825

12.	Significant Group Concentrations of Credit Risk
All of the Company’s business activity is with customers primarily located within Texas. Such customers are normally also depositors of the Company.
The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit related financial instruments such as commitments to extend credit and credit card arrangements represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.
At March 31, 2022 and December 31, 2021, the Company had federal funds sold aggregating $1,538,000 and $292,000, respectively, which represents concentrations of credit risk. The Company had uninsured deposits of $244.3 million and $189.7 million as of March 31, 2022 and December 31, 2021, respectively.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

13.	Employee Benefit Plans
Defined Contribution Plan
In 2009, the Company adopted the Third Coast Bank, SSB 401(k) Plan (the “Plan”) covering substantially all employees. Employees may elect to defer a percentage of their compensation subject to certain limits based on federal tax laws. The Company may make a discretionary match of employees’ contributions based on a percentage of salary contributed by participants.
Effective January 1, 2018, the discretionary contributions made by the Company were invested in the common stock of the Company in accordance with the Third Coast Bank, SSB Employee Stock Ownership Plan (“ESOP”). The ESOP became effective on January 1, 2018 for the exclusive benefit of the participants and their beneficiaries. Benefits under the ESOP generally are distributed in the form of cash. In addition, until the Company’s common stock was actively traded on an established securities market, the participant could demand (in accordance with the terms of the ESOP and applicable laws) that the Company repurchase shares of common stock distributed to the participant at the estimated fair value. This put option terminated upon the consummation of the Company’s IPO and listing of its common stock on the NASDAQ Global Select Market in November 2021.
Prior to the IPO, the fair value of shares of common stock, held by the ESOP, was deducted from permanent shareholders’ equity in the consolidated balance sheets, and was reflected in a line item below liabilities and above shareholders’ equity. This presentation was necessary in order to recognize the put option within the ESOP, consistent with SEC guidelines, because the Company was not publicly traded. The Company used an external third party to determine the maximum possible cash obligation related to those securities. The valuation was the same that was used for the stock option plan. Increases or decreases in the value of the cash obligation were included in a separate line item in the statements of changes in shareholders’ equity. An increase of approximately $317,000 in the fair value of the cash obligation was recorded for the year ended December 31, 2021. At December 31, 2021, the $2.3 million estimated fair value of the cash obligation for stock allocated under the ESOP plan was eliminated upon completion of the IPO.
As of March 31, 2022, the number of shares held by the ESOP was 124,132 and there were no shares unallocated to plan participants. At March 31, 2022, shares committed to be released to the plan were 11,361 shares for a fair value of $266,000. All shares held by the ESOP were treated as outstanding at March 31, 2022.
For the three months ended March 31, 2022 and 2021, Company contributions to the ESOP were approximately $330,000 and $178,000, respectively. Administrative expense related to the ESOP and the Plan for the same three month period totaled approximately $10,000 and zero, respectively. The costs were included in salaries and employee benefits in the accompanying consolidated statements of income.

14.	Related Party Transactions
During the normal course of business, the Company may enter into transactions with significant stockholders, directors and principal officers and their affiliates (collectively referred to herein as “related parties”). It is the Company’s policy that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with third parties. At March 31, 2022 and December 31, 2021, the aggregate amounts of loans to related parties were approximately $596,000 and $569,000, respectively. During the three months ended March 31, 2022, loan originations to related parties totaled $50,000 and repayments from related party loans totaled $23,000. Related party unfunded commitments at March 31, 2022 were $150,000. There were no related party unfunded commitments at December 31, 2021.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

15.	Shareholders’ Equity and Regulatory Matters
Private Placement Memorandum
On August 27, 2021, the Company completed the issuance and sale of 2,937,876 shares of its common stock for aggregate proceeds of approximately $70.5 million, consisting of 227,307 shares issued and sold during the six months ended June 30, 2021 for aggregate proceeds of approximately $5.4 million and 2,710,569 shares issued and sold between July 1, 2021 and August 27, 2021 for aggregate proceeds of approximately $65.1 million, in a private placement in reliance upon the exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company used a portion of the net proceeds from the private placement to repay $32.5 million of outstanding indebtedness, consisting of (i) $19.5 million under the Company’s senior debt due September 10, 2022; (ii) $11.0 million under a subordinated debt due July 29, 2022; and (iii) $2.0 million under a subordinated debt due September 27, 2022.
Initial Public Offering
On November 9, 2021, the Company’s common stock began trading on the NASDAQ Global Select Market under the symbol “TCBX”. The Company issued and sold an aggregate of 4,025,000 shares of its common stock, including 525,000 shares of common stock sold pursuant to the underwriters’ full exercise of their option to purchase additional shares, in its initial public offering (“IPO”) at a public offering price of $25.00 per share for aggregate gross proceeds of $100.6 million before deducting underwriting discounts and offering expenses. Aggregate net proceeds from our IPO were $92.0 million after deducting underwriting discounts and offering expenses of $8.6 million. The initial closing of the IPO occurred on November 12, 2021, and the closing for the shares issued pursuant to the underwriters’ option occurred on November 17, 2021. In connection with the closing of the IPO, the Company issued an aggregate of 49,750 shares of restrictive stock to its directors, advisory directors, and executive officers. The Company intends to use the net proceeds from the IPO to support its organic growth and for general corporate purposes, including maintenance of its required regulatory capital and potential future acquisition opportunities.
Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance
sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Tier I capital, and Common Equity Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of March 31, 2022 and December 31, 2021 the Bank meets all capital adequacy requirements to which it is subject.
Financial institutions are categorized as well capitalized or adequately capitalized, based on minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the tables below. As shown below, the Bank’s

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

capital ratios exceed the regulatory definition of well capitalized as of March 31, 2022 and December 31, 2021. Based upon the information in its most recently filed call report, the Bank continues to meet the capital ratios necessary to be well capitalized under the regulatory framework for prompt corrective action.
There are no conditions or events since March 31, 2022, that management believes have changed the Bank’s category.
A comparison of the Bank’s actual capital amounts and ratios to required capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes Basel III Fully Phased-In (2)				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
As of March 31, 2022:
Total capital (to risk weighted assets)	$379,530	13.2%	≥	$302,763	≥	10.5%	≥	$288,336	≥	10.0%
Tier I capital (to risk weighted assets)	$356,218	12.4%	≥	$245,086	≥	8.5%	≥	$230,669	≥	8.0%
Tier I capital (to average assets) (1)	$356,218	13.7%	≥	$104,281	≥	4.0%	≥	$130,351	≥	5.0%
Common equity tier 1 (to risk weighted assets)	$356,218	12.4%	≥	$201,835	≥	7.0%	≥	$187,418	≥	6.5%
As of December 31, 2021:
Total capital (to risk weighted assets)	$288,022	13.5%	≥	$223,444	≥	10.5%	≥	$212,804	≥	10.0%
Tier I capital (to risk weighted assets)	$268,727	12.6%	≥	$180,883	≥	8.5%	≥	$170,243	≥	8.0%
Tier I capital (to average assets) (1)	$268,727	12.3%	≥	$87,602	≥	4.0%	≥	$109,503	≥	5.0%
Common equity tier 1 (to risk weighted assets)	$268,727	12.6%	≥	$148,962	≥	7.0%	≥	$138,322	≥	6.5%

(1)
The Tier 1 capital ratio (to average assets) is not impacted by the Basel III Capital Rules; however, the Federal Reserve and the FDIC may require the Bank to maintain a Tier 1 capital ratio (to average assets) above the minimum required.

(2)	Percentages represent the minimum capital ratios plus, as applicable, the fully phased-in 2.5% CIT1 capital buffer under the Basel III Capital Rules.

16.	Earnings Per Common Share
Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The following table presents a reconciliation of net income available to common shareholders and the number of shares used in the calculation of basic and diluted earnings per common share shown on the consolidated statements of income.

	For the Three Months Ended March 31,
(Dollars in thousands, except share and per share data)	2022	2021
Net income available to common shareholders	$2,087	$5,096

Weighted-average shares outstanding for basic earnings per common share	13,385,324	6,280,854
Dilutive effect of stock compensation	369,702	83,817

Weighted-average shares outstanding for diluted earnings per common share	13,755,026	6,364,671

17.	Derivative Financial Instruments
As part of its hedging strategy, the Company entered into a $100 million pay-fixed
interest rate swap facility with another financial institution. The instrument is designated as a cash flow hedge, and changes in fair values are recognized in other comprehensive income (loss). On February 18, 2021, the facility was discontinued and a termination fee of $945,000 was received by the Company. The fee is being accreted from other comprehensive income (loss), net of deferred taxes, into interest expense through September 4, 2025, which is the maturity date of the contract. For the three months ended March 31, 2022, approximately $51,000 was recognized as a reduction of interest expense.
The Company also offers certain interest rate swap products directly to its qualified commercial banking customers. These financial instruments are not designated as hedging instruments. The interest rate swap derivative positions relate to transactions in which the Company enters into an interest rate swap with a customer, while at the same time entering into an offsetting interest rate swap with another financial institution. An interest rate swap transaction allows customers to effectively convert a variable rate loan to a fixed rate. In connection with each swap, the Company agrees to pay interest on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount.
Because the Bank acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts are designed to offset each other and would not significantly impact the Company’s operating results except in certain situations where there is a significant deterioration in the customer’s credit worthiness or that of the counterparties. At March 31, 2022, no such deterioration was determined by management.
All derivatives are carried at fair value in either other assets or other liabilities in the accompanying consolidated balance sheets.
As of March 31, 2022 and December 31, 2021, cash of $730,000 was pledged as collateral for derivative financial instruments.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

The following tables provide the outstanding notional balances and fair values of outstanding derivative positions at March 31, 2022 and December 31, 2021.

(Dollars in thousands)	Outstanding Notional Balance	Asset Derivative Fair Value	Liability Derivative Fair Value	Pay Rate (1)	Receive Rate (1)	Remaining Term (2)
March 31, 2022
Pay-fixed interest rate swap (*)	$—	$—	$—	0.20%	USD Fed Funds-H.15	3.4
Risk participation agreements purchased	11,739	1	—	—	—	3.0
Risk participation agreements sold	30,000	—	37	—	—	5.0
Commercial loan interest rate swaps:
Loan customer counterparty	141,540	—	3,872	—	4.48%	5.4
Financial institution counterparty	141,540	3,872	—	4.48%	—	5.4

	$324,819	$3,873	$3,909

(Dollars in thousands)	Outstanding Notional Balance	Asset Derivative Fair Value	Liability Derivative Fair Value	Pay Rate (1)	Receive Rate (1)	Remaining Term (2)
December 31, 2021
Pay-fixed interest rate swap (*)	$—	$—	$—	0.20%	USD Fed Funds-H.15	3.7
Commercial loan interest rate swaps:
Loan customer counterparty	77,587	—	389		4.21%	7.6
Financial institution counterparty	77,587	389	—	4.21%		7.6

	$155,174	$389	$389

(*)	Facility terminated on February 18, 2021 (see disclosure narrative on cash flow hedge above).
(1)	Weighted average rate.
(2)	Weighted average life (in years).

18.	Goodwill and Core Deposit Intangible, Net
In 2020, the Company recorded goodwill and core deposit intangible of $18,033,880 and $1,615,002, respectively, relating to the Heritage Bancorp, Inc. acquisition.
Amortization expense of the core deposit intangible (“CDI”) was $40,000 for each of the three months ended March 31, 2022 and 2021. The remaining weighted average life is 7.75 years at March 31, 2022.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
March 31, 2022 and December 31, 2021

Scheduled amortization of CDI at March 31, 2022 are as follows:

(Dollars in thousands)	CDI Amortization
2022 (nine months remaining)	$121
2023	162
2024	162
2025	162
2026	162
2027 and thereafter	483

$1,252

19. Contingencies
Litigation
In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Third Coast Bancshares, Inc.
Opinion on the Financial Statements
We have audited the consolidated balance sheets of Third Coast Bancshares, Inc. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2009.
/s/ Whitley Penn LLP
Austin, Texas
March 16, 2022

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Balance Sheets

	December 31,
(Dollars in thousands, except share and per share data)	2021	2020
ASSETS

Cash and cash equivalents:
Cash and due from banks	$326,733	$201,270
Federal funds sold	292	2,290

Total cash and cash equivalents	327,025	203,560
Interest bearing time deposits in other banks	131	129
Investment securities available for sale	26,432	25,595
Loans held for sale	—	2,345
Loans, net of allowance for loan loss of $19,295 and $11,979 at December 31, 2021 and 2020, respectively	2,049,429	1,544,113
Accrued interest receivable	10,228	13,676
Premises and equipment, net	19,045	15,156
Other real estate owned	1,676	3,367
Bank-owned life insurance	26,528	25,961
Non-marketable equity securities, at cost	7,527	4,407
Deferred tax asset, net	4,123	4,039
Core Deposit Intangible, net	1,292	1,454
Goodwill	18,034	18,034
Other assets	7,942	5,457

Total assets	$2,499,412	$1,867,293

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest bearing	$531,401	$327,361
Interest bearing	1,609,798	1,306,470

Total deposits	2,141,199	1,633,831
Accrued interest payable	437	1,215
Other liabilities	7,769	6,654
FHLB advances	50,000	70,000
Line of credit - Senior Debt	1,000	—
Note payable - Senior Debt	—	20,875
Note payable - Subordinated Debt	—	13,000

Total liabilities	2,200,405	1,745,575
Commitments and contingencies - ESOP-owned shares	—	1,302
Shareholders’ equity:
Common stock, $1 par value; 50,000,000 shares authorized; 13,481,786 and 6,350,184 issued; and 13,403,324 and 6,276,759 outstanding at December 31, 2021 and 2020, respectively	13,482	6,350
Additional paid-in capital	249,202	91,462
Retained earnings	36,029	24,605
Accumulated other comprehensive income	1,393	280
Treasury stock: at cost; 78,462 and 73,425 shares at December 31, 2021 and 2020, respectively	(1,099)	(979)

	299,007	121,718
Less: ESOP-owned shares	—	1,302

Total shareholders’ equity	299,007	120,416

Total liabilities & shareholders’ equity	$2,499,412	$1,867,293

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Income

	For the Years Ended December 31,
(Dollars in thousands, except share and per share data)	2021	2020	2019
Interest income:
Loans, including fees	$98,886	$80,791	$47,570
Investment securities available-for-sale	1,043	297	24
Federal funds sold and other	686	1,153	2,331

Total interest income	100,615	82,241	49,925
Interest expense:
Deposit accounts	8,526	12,302	13,787
FHLB advances and notes payable	1,536	2,058	2,187

Total interest expense	10,062	14,360	15,974

Net interest income	90,553	67,881	33,951
Provision for loan losses	9,923	7,550	1,625

Net interest income after provision for loan losses	80,630	60,331	32,326
Noninterest income:
Services charges and fees	2,367	1,709	547
Gain on sales of SBA loans	586	266	—
Other	1,925	707	670

Total noninterest income	4,878	2,682	1,217
Noninterest expense:
Salaries and employee benefits	48,642	29,262	19,983
Data processing and network expense	3,060	3,184	1,738
Occupancy and equipment expense	5,367	4,127	2,612
Legal and professional	5,293	3,962	2,415
Loan operations and other real estate owned expense	1,963	1,369	819
Advertising and marketing	1,889	1,326	699
Telephone and communications	595	605	458
Software purchases and maintenance	852	420	328
Regulatory assessments	1,101	1,303	434
Loss on sale of other real estate owned	344	—	38
Other	1,919	1,845	786

Total noninterest expense	71,025	47,403	30,310

Net income before income tax expense	14,483	15,610	3,233
Income tax expense	3,059	3,495	852

Net income	$11,424	$12,115	$2,381

Earnings per common share:
Basic earnings per share	$1.45	$1.94	$0.62

Diluted earnings per share	$1.40	$1.91	$0.60

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Comprehensive Income

	For the Years Ended December 31,
(Dollars in thousands)	2021	2020	2019
Net income	$11,424	$12,115	$2,381
Other comprehensive income:
Unrealized gain on securities:
Unrealized holding gains arising during the period	861	137	28
Income tax expense	(181)	(29)	(6)

Other comprehensive income on securities	680	108	22

Unrealized gain on derivatives:
Unrealized holding gains (losses) arising during the period	(216)	216	—
Unrealized gain on termination fee from derivatives	945	—	—
Reclassification adjustment for accretion recorded in interest expense during the period	(180)	—	—
Income tax expense	(115)	(45)	—

Other comprehensive income on derivatives	434	171	—

Total other comprehensive income	1,114	279	22

Total comprehensive income	$12,538	$12,394	$2,403

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Shareholders’ Equity

(Dollars in thousands)	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Less: ESOP- Owned Shares	Total
Balance, December 31, 2018	$3,867	$40,911	$10,109	$(22)	$(413)	$(326)	$54,126
Net income	—	—	2,381	—	—	—	2,381
Share-based compensation	—	231	—	—	—	—	231
Stock options exercised	29	272	—	—	—	—	301
Issuance of common stock to ESOP	27	418	—	—	—	(445)	—
Net change in fair value of ESOP shares	—	—	—	—	—	(12)	(12)
Net redemption of treasury stock	—	—	—	—	(528)	—	(528)
Other comprehensive income, net of tax	—	—	—	22	—	—	22

Balance, December 31, 2019	$3,923	$41,832	$12,490	$—	$(941)	$(783)	$56,521

(Dollars in thousands)

Balance, December 31, 2019	$3,923	$41,832	$12,490	$—	$(941)	$(783)	$56,521
Net income	—	—	12,115	—	—	—	12,115
Share-based compensation	—	275	—	—	—	—	275
Stock options exercised	32	353	—	—	—	—	385
Common stock issued for acquisition of Heritage Bancorp, Inc.	2,363	48,498	—	—	—	—	50,861
Issuance of common stock to ESOP	32	504	—	—	—	(537)	(1)
Net change in fair value of ESOP shares	—	—	—	—	—	18	18
Net redemption of treasury stock	—	—	—	—	(37)	—	(37)
Other comprehensive income, net of tax	—	—	—	279	—	—	279

Balance, December 31, 2020	$6,350	$91,462	$24,605	$279	$(978)	$(1,302)	$120,416

(Dollars in thousands)

Balance, December 31, 2020	$6,350	$91,462	$24,605	$279	$(978)	$(1,302)	$120,416
Net income	—	—	11,424	—	—	—	11,424
Share-based compensation	—	659	—	—	—	—	659
Warrants exercised	2	17	—	—	—	—	19
Stock options exercised	83	912	—	—	—	—	995
Common stock issued from initial public offering	4,025	88,018	—	—	—	—	92,043
Common stock issued from private placement offering	2,938	67,571	—	—	—	—	70,509
Issuance of common stock to ESOP	34	613	—	—	—	(647)	—
Terminated ESOP put option	—	—	—	—	—	2,266	2,266
Restricted stock grants	50	(50)	—	—	—	—	—
Net change in fair value of ESOP shares	—	—	—	—	—	(317)	(317)
Net redemption of treasury stock	—	—	—	—	(121)	—	(121)
Other comprehensive income, net of tax	—	—	—	1,114	—	—	1,114

Balance, December 31, 2021	$13,482	$249,202	$36,029	$1,393	$(1,099)	$—	$299,007

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Dollars in thousands)	2021	2020	2019
Cash flows from operating activities:
Net income	$11,424	$12,115	$2,381
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	9,923	7,550	1,625
Changes in deferred tax asset, net	(380)	(1,708)	(418)
Share based compensation expense	659	275	231
Gain on sale of SBA loans	(586)	(266)	—
Writedown of other real estate owned	—	10	—
Loss on sale of other real estate owned	344	—	38
Loss on disposal of fixed assets	—	7	—
Amortization of premium on securities, net	34	60	2
Accretion of fees on derivative instruments	(180)	—	—
Accretion of SBA Paycheck Protection Program fees	(19,249)	(10,223)	—
Depreciation, amortization and accretion	(270)	78	869
Earnings on bank-owned life insurance	(567)	(354)	(258)
Changes in operating assets and liabilities:
Originations of loans held for sale	—	(5,003)	—
Proceeds from sale of loans held for sale	2,346	3,840	—
Accrued interest receivable and other assets	749	(9,699)	(1,324)
Accrued interest payable and other liabilities	337	(336)	441

Net cash provided by (used in) operating activities	4,584	(3,654)	3,587
Cash flows from investing activities:
Net increase in interest bearing deposits in other banks	(2)	—	(2)
(Increase) decrease in non-marketable equity securities	(3,120)	(987)	1,375
Investment securities available-for-sale activity:
Purchases	(1,997,000)	(1,923,756)	(599,988)
Maturities, calls and principal paydowns	1,996,989	1,902,560	600,320
Termination fee proceeds from derivative instruments	945	—	—
Net originations on loans held for investment	(493,601)	(482,413)	(120,708)
Net additions to bank premises and equipment	(5,620)	(1,354)	(2,976)
Proceeds from disposal of fixed assets	—	59	—
Construction additions on foreclosed assets	—	(230)	(395)
Proceeds from sales of foreclosed assets	1,347	—	675
Purchase of bank owned life insurance	—	(10,000)	—
Net cash acquired from acquisition of Heritage Bancorp, Inc.	—	16,112	—

Net cash used in investing activities	(500,062)	(500,009)	(121,699)
Cash flows from financing activities:
Net increase in deposits	507,726	566,774	72,559
Net (repayment) proceeds from issuance of FHLB Advances	(20,000)	40,000	—
Proceeds from issuance of notes payable	—	11,000	8,000
Repayment of notes payable	(32,875)	(7,500)	(1,500)
Proceeds from issuance of common stock - private placement offering	70,509	—	—
Proceeds from issuance of common stock - initial public offering	92,043	—	—
Proceeds from issuance of common stock - ESOP Contributions	647	537	445
Proceeds from stock warrants exercised	19	—	—
Proceeds from stock options exercised	995	385	301
Net redemption of treasury stock	(121)	(38)	(527)

Net cash provided by financing activities	618,943	611,158	79,278

Increase in cash and cash equivalents	123,465	107,495	(38,834)
Cash and cash equivalents at beginning of period	203,560	96,065	134,899

Cash and cash equivalents at end of period	$327,025	$203,560	$96,065

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Dollars in thousands)	2021	2020	2019
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$10,840	$14,891	$15,791
Cash paid for income taxes, net of $144 refund in 2020	$6,525	$2,656	$990
Supplemental Disclosure of Noncash Investing and Financing Activities:
Loans transferred to other real estate owned, net	$—	$1,380	$32
Net (increase) decrease in fair value of ESOP-owned shares	$(317)	$18	$(13)
Common stock issued for acquisition of Heritage Bancorp, Inc.	$—	$50,861	$—

Terminated ESOP put option	$2,266	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

1.	Nature of Operations and Summary of Significant Accounting Policies
Nature of Operations
Third Coast Bancshares, Inc. (“Bancshares”), through its subsidiary, Third Coast Bank, SSB, a Texas state savings bank (the “Bank”), and the Bank’s subsidiary, Third Coast Commercial Capital, Inc. (“TCCC”), (collectively known as the “Company”), provide general consumer and commercial banking services through twelve branch offices located in the North, Central and Southeast regions of Texas. Branch locations include: Humble, Beaumont, Port Arthur, Houston, Conroe, Pearland, Lake Jackson, Dallas, Plano, Detroit, La Vernia and Nixon. The Bank is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, and investment and liquidity management activities. The Bank’s primary deposit products are demand deposits, money market accounts and certificates of deposit; its primary lending products are commercial business and real estate, residential-construction, real estate mortgage and consumer loans. TCCC engages in accounts receivable factoring activities. The Company is subject to the regulations of certain government agencies and undergoes periodic examinations by those regulatory authorities.
Basis of Presentation
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and with reporting practices prescribed by the financial services industry. The accompanying consolidated financial statements include the accounts of Bancshares, the Bank, and TCCC. All significant intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments that were recurring in nature and considered necessary have been included for fair presentation of the Company’s financial position and results of operations.
On January 1, 2020, the Company acquired Heritage Bancorp, Inc. and its wholly-owned subsidiary, Heritage Bank (collectively known as “Heritage”). The Company merged Heritage Bancorp, Inc. with and into Bancshares and Heritage Bank with and into the Bank (see Note 19—Business Combinations).
The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements were issued.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.
Estimates subject to significant changes include the allowance for loan and lease losses, the expected cash flows and collateral values associated with impaired loans, the carrying value of other real estate owned (“OREO”), the fair value of financial instruments, business combination fair value computations, the valuation of goodwill and other intangible assets, stock-based compensation and deferred income tax assets.
Cash and Cash Equivalents
Cash and cash equivalents include cash, deposits with other financial institutions that have initial maturities of less than 90 days when acquired by the Company and federal funds sold.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Interest Bearing Time Deposits in Other Banks
Interest bearing time deposits in other banks are carried at cost and generally mature between 90 days to one year from purchase date.
Investment Securities
Available-For-Sale
Investment securities
available-for-sale
consists of bonds, notes, and debentures that are not classified as trading securities or held-to-maturity
securities. Investment securities
available-for-sale
are held for indefinite periods of time and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Management determines the appropriate classification of investment securities at the time of purchase.
Loans and Allowance for Loan Losses
Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses (“ALLL”). Interest income is recognized using the effective interest method and includes amortization of deferred loan origination fees and costs over the life of the loan.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are primarily measured based on the fair value of the underlying collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible.
The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on non-accrual
status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectability is questionable, then cash payments are applied to principal. A loan is placed back on accrual status when both principal and interest are current and it is probable that the Company will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.
The allowance for loan losses is established through a provision for loan losses charged against income. The allowance for loan losses includes specific reserves for impaired loans and an estimate of losses inherent in the loan portfolio at the balance sheet date, but not yet identified with specific loans. Loans deemed to be uncollectible are charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral and current economic conditions.
From time to time, the Company modifies its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by the Company that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. At the time of restructuring, the Company evaluates the economic and business conditions and collection efforts, and should the collection of interest be doubtful, the loan is placed on non-accrual.
Each of these loans is evaluated for impairment and a specific reserve is recorded, as necessary, based on probable losses, taking into consideration the related collateral and modified loan terms and cash flow.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

The Company has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing,
and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.
Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and include personal guarantees.
Agricultural loans are subject to underwriting standards and processes similar to commercial loans. Agricultural loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most agricultural loans are secured by the agriculture related assets being financed, such as farmland, cattle, or equipment, and include personal guarantees.
Real estate loans are also subject to underwriting standards and processes similar to commercial and agricultural loans. These loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. The repayment of real estate loans is generally largely dependent on the successful operation of the property securing the loans or the business conducted on the property securing the loan. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s real estate portfolio are generally diverse in terms of type and geographic location primarily throughout the Houston, Dallas, and Beaumont-Port Arthur metropolitan areas. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry. Generally, real estate loans are owner occupied which further reduces the Company’s risk.
The Company utilizes methodical credit standards and analysis to supplement its policies and procedures in underwriting consumer loans. The Company’s loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimizes the Company’s risk.
Other loan categories included in our loan portfolio include agricultural loans made to farmers and ranchers relating to their operations and lease financing.
Certain Acquired Loans
Acquired loans purchased from third parties are recorded at their estimated fair value at the acquisition date, and are initially classified as either purchased credit impaired (“PCI”) loans (i.e., loans that reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments) or purchased non-impaired
loans (“acquired performing loans”).
Acquired performing loans are accounted for under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic
310-20.
Performance of certain loans may be monitored and

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

based on management’s assessment of the cash flows and other facts available, portions of the accretable difference may be delayed or suspended if management deems appropriate. The Company’s policy for determining when to discontinue accruing interest on acquired performing loans and the subsequent accounting for such loans is essentially the same as the policy for originated loans described above.
An ALLL is calculated using a methodology similar to that described for originated loans. Acquired performing loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan is compared to the remaining fair value discount for that loan. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan.
PCI loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in FASB ASC Topic
310-30,
Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality
. The Company estimates the amount and timing of expected principal, interest and other cash flows for each loan meeting the criteria above and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected to be collected at acquisition as an amount that should not be accreted. These credit discounts (“nonaccretable marks”) are included in the determination of the initial fair value for acquired loans; therefore, an allowance for loan losses is not recorded at the acquisition date. Differences between the estimated fair values and expected cash flows of acquired loans at the acquisition date that are not credit-based (“accretable marks”) are subsequently accreted to interest income over the estimated life of the loans using a method that approximates a level yield method if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the acquisition date for PCI loans, increases in cash flows over those expected at the acquisition date result in a move of the discount from nonaccretable to accretable. Decreases in expected cash flows after the acquisition date are recognized through the provision for loan losses.
For PCI loans after acquisition, cash flows expected to be collected are recast for each loan periodically as determined appropriate by management. If the present value of expected cash flows for a loan is less than its carrying value, impairment is reflected by an increase in the ALLL and a charge to the provision for loan losses. If the present value of the expected cash flows for a loan is greater than its carrying value, any previously established ALLL is reversed and any remaining difference increases the accretable yield, which will be taken into income over the remaining life of the loan. Loan dispositions may include sales of loans, receipt of payments in full from the borrower, or foreclosure. Write-downs are not recorded on the PCI loan until actual losses exceed the remaining non-accretable
difference. To date, no write-downs have been recorded for the PCI loans held by the Company. Loans that were considered troubled debt restructurings by the third party prior to the acquisition date are not required to be classified as troubled debt restructurings in the Company’s consolidated financial statements unless or until such loans would subsequently meet criteria to be classified as such, since acquired loans were recorded at their estimated fair values at the time of the acquisition.
Loans Held for Sale and Servicing Assets
Loans held for sale include mortgage loans originated with the intent to sell on the secondary market. Mortgage loans held for sale are held for an interim period of usually less than 30 days. Accordingly, these loans are carried at aggregate cost and deemed to be the equivalent of fair value based on the short-term nature of the loans. At December 31, 2021, the Company had no loans held for sale. At December 31, 2020, the Company had $2.3 million in loans held for sale.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Certain Small Business Administration (“SBA”) loans are originated and intended for sale in the secondary market. They are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains or losses recognized upon the sale of loans are determined on a specific identification basis and are included in non-interest
income. SBA loan transfers are accounted for as sales when control over the loan has been surrendered. Control over such loans is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
The Company has adopted guidance issued by the FASB that clarifies the accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, in which, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. To calculate the gain or loss on sale of loans, the Company’s investment in the loan is allocated among the retained portion of the loan, the servicing retained, the interest-only strip and the sold portion of the loan, based on the relative fair value of each portion. The gain or loss on the sold portion of the loan is recognized based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.
Servicing assets are amortized over an estimated life using a method that is in proportion to the estimated future servicing income. In the event future prepayments exceed management’s estimates and future cash flows are inadequate to cover the servicing asset, additional amortization would be recognized. The portion of servicing fees in excess of the contracted servicing fees is reflected as interest-only strips receivable, which are classified as available for sale and are carried at fair value. At December 31, 2021 and 2020, the Company was servicing loans previously sold of approximately $3.8 million and $6.0 million, respectively. The related servicing assets receivable were not material to the consolidated financial statements at December 31, 2021 and 2020.
Premises and Equipment
Buildings, leasehold improvements, furniture and fixtures, and equipment are carried at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the related asset. Land is not depreciated. Major replacements and betterments are capitalized while maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in income as incurred. A small portion of the building’s floor space is currently leased out to tenants and recognized in income when earned.
Other Real Estate Owned
Other real estate owned represents properties acquired through or in lieu of loan foreclosure and are initially recorded at fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. Operating and holding expenses of such properties, net of related income, are included in loan operations and other real estate owned expense on the accompanying consolidated statements of income. Gains or losses on dispositions are reflected in income as incurred.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Bank-Owned Life Insurance
The Company has purchased life insurance policies on certain employees. These bank-owned life insurance (“BOLI”) policies are recorded in the accompanying consolidated balance sheets at their cash surrender values. Income from these policies and changes in the cash surrender values are reported in the accompanying consolidated statements of income.
Non-marketable
securities
The Company has restricted
non-marketable
securities which represent investment in Federal Home Loan Bank (“FHLB”) stock, Federal Reserve Bank (“FRB”) stock and Texas Independent Bank (“TIB”) stock. These investments are not readily marketable and carried at cost, which approximates fair value. As a member of the FHLB, FRB and TIB systems, the Company is required to maintain minimum level of investments in stock, based on the level of borrowings and other factors. Both cash and stock dividends are reported as income.
Goodwill and Core Deposit Intangibles
Goodwill represents the excess of cost over fair value of net assets acquired in a business combination. Goodwill is not amortized and is evaluated for impairment at least annually as of December 31 and on an interim basis if an event triggering impairment may have occurred.
Core deposit intangibles are acquired customer relationships arising from bank acquisitions and are amortized on a straight-line basis over their estimated useful life of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable from future undiscounted cash flows.
Derivative Financial Instruments
The Company enters into certain derivative financial instruments as part of its hedging strategy. Certain interest rate swap instruments are used for asset and liability management related to the Company’s commercial customers’ financing needs. These instruments are not designated as accounting hedges and changes in the net fair value are recognized in noninterest income or expense. Other interest rate swap instruments are used to mitigate overall interest rate risk and are designated as cash flow hedges. Changes in the net fair value are recognized in other comprehensive income. All derivatives are carried at fair value in either other assets or other liabilities (see Note 17—Derivative Financial Instruments).
Business Combinations
The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Adjustments identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. Acquisition related costs are expensed as incurred (see Note 19 – Business Combinations).

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Comprehensive Income
Comprehensive income includes all changes in shareholders’ equity during a period, except those resulting from transactions with shareholders. Other than net income, comprehensive income includes the net effect of changes in the fair value of securities available-for-sale
and certain derivative instruments designated as cash flow hedges.
Revenues from Contracts with Customers
The Company’s revenues from services such as deposit related fees, wire transfer fees, interchange fees, ATM fees, and merchant fee income are presented within non-interest
income in the accompanying consolidated statements of income and are recognized as revenue as the Company satisfies its obligation to the customer.
Advertising and Marketing Expenses
Advertising and marketing expenses consist of the Company’s advertising in its local market area and are expensed as incurred. For the years ended December 31, 2021, 2020 and 2019, advertising and marketing expenses were $1.9 million, $1.3 million and $699,000, respectively, and are included within noninterest expense in the accompanying consolidated statements of income.
Income Taxes
The Company files a consolidated income tax return with its subsidiary. Federal income tax expense or benefit is allocated on a separate return basis.
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Share-Based Compensation
Compensation expense for stock options is based on the fair value of the award on the measurement date, which, for the Company, is the date of the grant and is recognized ratably over the service period of the award. The fair value of stock options is estimated using the Black-Scholes option-pricing model.
Basic and Diluted Earnings Per Common Share
Earnings per common share is computed in accordance with ASC Topic 260, “Earnings Per Share.” Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 16 – Earnings Per Common Share.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Reclassification
Certain amounts in prior period consolidated financial statements may have been reclassified to conform to current period presentation. These reclassifications are immaterial and have no effect on net income, total assets or shareholders’ equity.
Recently-Issued Accounting Standards
In June 2016, the FASB issued ASU
2016-13,
“Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” ASU
2016-13
is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit. ASU
2016-13
is effective for fiscal years beginning after December 15, 2022. The Company has not yet evaluated the potential effects of adopting ASU
2016-13
on the Company’s consolidated results of operations, financial position, or cash flows.
In February 2016, the FASB issued ASU
2016-02—“Leases”
(Topic 842). ASU
2016-02
is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU
2016-02
is effective for the annual periods beginning after December 15, 2021. Early adoption is permitted. The Company has evaluated the effects of ASU
2016-02
on its consolidated financial statements and disclosures and does not expect the adoption of ASU
2016-02
to have a significant impact on the Company’s financial statements.

2.	Investment Securities Available for Sale
Investment securities have been classified in the consolidated balance sheets according to management’s intent. The carrying amount of securities and their approximate fair values as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:
State and municipal securities	$1,087	$7	$—	$1,094
Mortgage-backed securities	791	20	—	811
Corporate bonds	23,556	972	1	24,527

	$25,434	$1,000	$1	$26,432

	December 31, 2020
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-sale:
State and municipal securities	$1,881	$14	$1	$1,894
Mortgage-backed securities	1,005	23	—	1,028
Corporate bonds	22,571	321	219	22,673

	$25,457	$358	$220	$25,595

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Mortgage-backed securities are typically issued with stated principal amounts and are backed by pools of mortgages that have loans with varying maturities. The characteristics of the underlying pool of mortgages, such as prepayment risk, are passed on to the certificate holder. Accordingly, the term of mortgage-backed securities approximates the term of the underlying mortgages and can vary significantly due to prepayments.
The amortized cost and estimated fair value of securities available for sale at December 31, 2021, by contractual maturity, are shown below.

	December 31, 2021
	Securities Available for Sale
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$661	$662
Due from one year to five years	426	432
Due from five to ten years	23,556	24,527

	24,643	25,621
Mortgage-backed securities	791	811

	$25,434	$26,432

The following table summarizes securities with unrealized losses at December 31, 2021 and 2020, aggregated by major security type and length of time in a continuous unrealized loss position:

	December 31, 2021
(Dollars in thousands)	Less Than 12 Months in a Loss Position	Greater Than 12 Months in a Loss Position	Total Unrealized Loss	Estimated Fair Value
Securities available-for-sale:
Corporate bonds	$—	$1	$1	$3,999

	$—	$1	$1	$3,999

	December 31, 2020
(Dollars in thousands)	Less Than 12 Months in a Loss Position	Greater Than 12 Months in a Loss Position	Total Unrealized Loss	Estimated Fair Value
Securities available-for-sale:
State and municipal securities	$1	$—	$1	$503
Corporate bonds	219	—	219	12,102

	$220	$—	$220	$12,605

There were two investments in an unrealized loss position at December 31, 2021, and nine investments in an unrealized loss position at December 31, 2020. The Company does not consider any securities to be other-than-temporarily impaired. In estimating other-than-temporary impairment losses, the Company considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near term prospects of the issuer, (iii) that the Company does not intend to sell these securities, and (iv) it is more likely than not that the Company will not be required to sell before a period of time sufficient to

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

allow for any anticipated recovery in fair value. The Company has reviewed the ratings of the issuers and has not identified any issues related to the ultimate repayment of principal because of credit concerns on these securities.
There were no securities pledged as collateral as of December 31, 2021 and 2020.

3.	Loans and Allowance for Loan Losses
Loans in the accompanying consolidated balance sheets consisted of the following:

	December 31,
(Dollars in thousands)	2021	2020
Real estate loans:
Non-farm non-residential owner occupied	$383,941	$353,273
Non-farm non-residential non-owner occupied	445,308	277,804
Residential	213,264	140,622
Construction, development & other	320,335	98,207
Farmland	9,934	4,653
Commercial & industrial	611,348	645,928
Consumer	4,001	4,157
Other	80,593	31,448

	2,068,724	1,556,092
Allowance for loan losses	(19,295)	(11,979)

Loans, net	$2,049,429	$1,544,113

Total loans are presented net of unaccreted discounts and deferred fees totaling $6.5 million and $10.4 million at December 31, 2021 and 2020, respectively.
The Company had $81.6 million and $390.8 million in outstanding loan balances related to the guaranteed SBA Paycheck Protection Program (“PPP”) as of December 31, 2021 and 2020, respectively. These loans are included within the commercial and industrial loan balances throughout the footnotes.
Non-accrual
and Past Due Loans
Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. As mentioned in Note 1, the accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due,

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

which is generally when a loan is 90 days past due.
Non-accrual
loans and accruing loans past due more than 90 days segregated by class of loans were as follows:

	December 31,
	2021		2020
(Dollars in thousands)	Non-accrual	Accruing loans past due more than 90 days	Non-accrual	Accruing loans past due more than 90 days
Real estate loans:
Non-farm non-residential owner occupied	$1,008	$—	$1,944	$569
Non-farm non-residential non-owner occupied	346	—	385	—
Residential	127	—	85	183
Construction, development & other	244	—	264	—
Farmland	—	—	—	—
Commercial & industrial	8,297	278	4,155	—
Consumer	—	—	—	—
Other	—	—	—	—
Purchased credit impaired	8	—	424	—

	$10,030	$278	$7,257	$752

As of December 31, 2021 and 2020, the amount of income that would have been accrued for loans on non-accrual
was approximately $453,000 and $298,000, respectively.
An age analysis of past due loans, segregated by class of loans, were as follows:

	December 31, 2021
(Dollars in thousands)	30-59 days	60-89 days	Over 90 days	Total past due	Total current	Total loans
Real estate loans:
Non-farm non-residential owner occupied	$291	$—	$1,008	$1,299	$382,642	$383,941
Non-farm non-residential non-owner occupied	161	—	346	507	444,079	444,586
Residential	230	—	127	357	212,822	213,179
Construction, development & other	—	395	244	639	315,584	316,223
Farmland	—	—	—	—	9,934	9,934
Commercial & industrial	960	457	8,575	9,992	601,291	611,283
Consumer	9	—	—	9	3,992	4,001
Other	18	1	—	19	80,574	80,593
Purchased credit impaired	—	—	8	8	4,976	4,984

	$1,669	$853	$10,308	$12,830	$2,055,894	$2,068,724

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

	December 31, 2020
(Dollars in thousands)	30-59 days	60-89 days	Over 90 days	Total past due	Total current	Total loans
Real estate loans:
Non-farm non-residential owner occupied	$287	$—	$2,512	$2,799	$350,474	$353,273
Non-farm non-residential non-owner occupied	1,734	—	385	2,119	271,785	273,904
Residential	287	—	269	556	140,048	140,604
Construction, development & other	—	—	264	264	93,820	94,084
Farmland	—	—	—	—	4,653	4,653
Commercial & industrial	842	256	4,155	5,253	640,405	645,658
Consumer	50	—	—	50	4,107	4,157
Other	21	—	—	21	31,427	31,448
Purchased credit impaired	—	—	424	424	7,887	8,311

	$3,221	$256	$8,009	$11,486	$1,544,606	$1,556,092

Impaired Loans
The following tables present impaired loans by class of loans:

	December 31, 2021
(Dollars in thousands)	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment during year
Real estate loans:
Non-farm non-residential owner occupied	$1,008	$1,008	$—	$1,008	$—	$1,051
Non-farm non-residential non-owner occupied	5,641	5,630	—	5,630	—	5,680
Residential	130	127	—	127	—	138
Construction, development & other	241	244	—	244	—	255
Farmland	—	—	—	—	—	—
Commercial & industrial	8,297	7,331	967	8,298	290	9,117
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—
Purchased credit impaired	65	—	65	65	17	71

	$15,382	$14,340	$1,032	$15,372	$307	$16,312

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

	December 31, 2020
(Dollars in thousands)	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment during year
Real estate loans:
Non-farm non-residential owner occupied	$1,944	$1,944	$—	$1,944	$—	$1,754
Non-farm non-residential non-owner occupied	385	384	—	384	—	406
Residential	85	83	—	83	—	70
Construction, development & other	264	267	—	267	—	188
Farmland	—	—	—	—	—	—
Commercial & industrial	4,737	3,706	1,031	4,737	136	4,904
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—
Purchased credit impaired	—	—	—	—	—	—

	$7,415	$6,384	$1,031	$7,415	$136	$7,322

	December 31, 2019
(Dollars in thousands)	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment during year
Real estate loans:
Non-farm non-residential owner occupied	$57	$57	$—	$57	$—	$59
Non-farm non-residential non-owner occupied	—	—	—	—	—	—
Residential	458	459	—	459	—	462
Construction, development & other	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Commercial & industrial	3,343	995	2,348	3,343	1,178	4,180
Consumer	14	14	—	14	—	17
Other	34	—	34	34	8	35
Purchased credit impaired	295	171	—	171	—	182

	$4,201	$1,696	$2,382	$4,078	$1,186	$4,935

Interest payments received on impaired loans are recorded as interest income unless collections of the remaining recorded investment are doubtful, at which time payments received are recorded as reductions of principal. Interest income collected on impaired loans was approximately $248,000, $26,000 and $0 for the years ended December 31, 2021, 2020 and 2019, respectively.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Troubled Debt Restructuring
During the year ended December 31, 2021 and 2020, the terms of one loan were modified as a troubled debt restructuring (“TDR”). The following table presents modifications of loans the Company considers to be TDR loans:

December 31, 2021
Loan modifications
(Dollars in thousands)	Number of loans	Pre- restructuring recorded investment	Post- restructuring recorded investment	Adjusted interest rate	Payment deferral	Combined rate and payment deferral
Real estate loans:
Non-farm non-residential owner occupied	3	$878	$878	$—	$878	$—
Non-farm non-residential non-owner occupied	1	5,294	5,294	—	5,294	—
Residential	—	—	—	—	—	—
Construction, development & other	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Commercial & industrial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—

	4	$6,172	$6,172	$—	$6,172	$—

December 31, 2020
Loan modifications
(Dollars in thousands)	Number of loans	Pre- restructuring recorded investment	Post- restructuring recorded investment	Adjusted interest rate	Payment deferral	Combined rate and payment deferral
Real estate loans:
Non-farm non-residential owner occupied	3	$927	$927	$—	$927	$—
Non-farm non-residential non-owner occupied	—	—	—	—	—	—
Residential	—	—	—	—	—	—
Construction, development & other	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Commercial & industrial	2	758	758	—	758	—
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—

	5	$1,685	$1,685	$—	$1,685	$—

There were no loans modified as TDRs during the year ended December 31,2019. No loans modified under a troubled debt restructuring during the previous twelve-month period were in default as of December 31, 2021, 2020 and 2019. A default for purposes of this disclosure is a troubled debt restructured loan in which the borrower is 90 days past due or results in the foreclosure and repossession of the applicable collateral. At

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

December 31, 2021, 2020 and 2019, the Company had no commitments to lend additional funds to borrowers with loans whose terms had been modified under troubled debt restructurings.
COVID-19
Loan Deferments
Certain borrowers were unable to meet their contractual payment obligations because of the adverse effects of
COVID-19.
During March of 2020 and to help mitigate these effects, the Company began offering deferral modifications of principal and/or interest payments for varying periods, but typically no more than 90 days. After 90 days, customers could apply for an additional deferral, and a small portion of our customers requested such an additional deferral. At December 31, 2021 and 2020, the Company had approximately 500 and 800 loans totaling $223.6 million and $488.2 million in outstanding loan balances subject to deferral and modification agreements due to COVID whereby principal and/or interest payments were deferred to the end of each loan term. Subsequent to the approved deferral period, customers resumed their regular payments. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) provides banks an option to elect to not account for certain loan modifications related to COVID as troubled debt restructurings if the borrowers were not more than 30 days past due at December 31, 2019. In the absence of other intervening factors, such short-term modifications made on a good faith basis are not categorized as troubled debt restructurings, nor are loans granted payment deferrals related to
COVID-19
reported as past due or placed on
non-accrual
status. At December 31, 2021 and 2020, $4.4 million and $6.7 million in accrued interest receivables related to these loans remained outstanding and will be collected at the end of each loan term.
Credit Quality Indicators
Credit Quality Indicators.
From a credit risk standpoint, the Company classifies its loans in one of six categories: (i) pass, (ii) special mention, (iii) substandard, (iv) purchased credit impaired, (v) doubtful, or (vi) loss.
The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Company reviews the ratings on credits monthly. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit as of each monthly reporting period. The Company’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).
(i) The Company has several pass credit grades that are assigned to loans based on varying levels of credits, ranging from credits that are secured by cash or marketable securities, to watch credits that have all the characteristics of an acceptable credit risk but warrant more than the normal level of supervision.
(ii) Special mention loans are loans that still show sufficient cash flow to service their debt but show a declining financial trend with potential cash flow shortages if trends continue. This category should be treated as a temporary grade. If cash flow deteriorates further to become negative, then a substandard grade should be given. If cash flow trends begin to improve then an upgrade back to pass would be justified. Nonfinancial reasons for rating a credit special mention include management problems, pending litigation, an ineffective loan agreement or other material structure weakness.
(iii) A substandard loan has material weakness in the primary repayment source such as insufficient cash flow from operations to service the debt. However, other weaknesses such as limited paying capacity of the obligor or the collateral pledged could justify a substandard grade. Substandard loans must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(iv) Credits purchased from third parties are recorded at their estimated fair value at the acquisition date and are classified as PCI loans if the loans reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments (see Note 1 - Nature of Operations and Summary of Significant Accounting Policies—Certain Acquired Loans).
(v) A loan classified as doubtful has all the weaknesses of a substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. A doubtful loan has a high probability of total or substantial loss, but because of specific pending events that may strengthen the asset, its classification as loss is deferred. Doubtful borrowers are usually in default, lack adequate liquidity or capital, and lack the resources necessary to remain an operating entity. Because of high probability of loss, non-accrual
status is required on doubtful loans.
(vi) Loans classified as loss are considered uncollectible and of such little value that their continuance as banking assets are not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. With loans classified as loss, the underlying borrowers are often in bankruptcy, have formally suspended debt repayments, or have otherwise ceased normal business operations. Once an asset is classified as loss, there is little prospect of collecting either its principal or interest. When access to collateral, rather than the value of the collateral, is a problem, a less severe classification may be appropriate. However, the Company does not maintain an asset on the balance sheet if realizing its value would require long-term litigation or other lengthy recovery efforts. Losses are to be recorded in the period an obligation becomes uncollectible.
The following tables summarize the Company’s internal ratings of its loans:

	December 31, 2021
(Dollars in thousands)	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate loans:
Non-farm non-residential owner occupied	$370,062	$6,953	$6,926	$—	$—	$383,941
Non-farm non-residential non-owner occupied	428,972	8,338	7,276	722	—	445,308
Residential	212,109	—	1,069	86	—	213,264
Construction, development & other	315,979	—	244	4,112	—	320,335
Farmland	9,934	—	—	—	—	9,934
Commercial & industrial	605,322	1,146	4,816	64	—	611,348
Consumer	3,979	22	—	—	—	4,001
Other	80,593	—	—	—	—	80,593

	$2,026,950	$16,459	$20,331	$4,984	$—	$2,068,724

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

	December 31, 2020
(Dollars in thousands)	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate loans:
Non-farm non-residential owner occupied	$335,442	$12,189	$5,642	$—	$—	$353,273
Non-farm non-residential non-owner occupied	255,468	12,706	5,730	3,900	—	277,804
Residential	139,743	—	861	18	—	140,622
Construction, development & other	93,817	—	267	4,123	—	98,207
Farmland	4,653	—	—	—	—	4,653
Commercial & industrial	629,093	6,144	9,847	270	574	645,928
Consumer	4,157	—	—	—	—	4,157
Other	31,448	—	—	—	—	31,448

	$1,493,821	$31,039	$22,347	$8,311	$574	$1,556,092

Allowance for Loan Losses
The majority of the loan portfolio is comprised of loans to businesses and individuals in the Greater Houston, Dallas-Fort Worth, and
Austin-San
Antonio markets. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. The risks created by this concentration has been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at December 31, 2021, 2020 and 2019.
The following tables detail the activity in the allowance for loan losses by portfolio segment:

	For the Year Ended December 31, 2021
(Dollars in thousands)	Beginning balance	Provision for loan losses	Charge- offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$2,608	$848	$—	$—	$3,456
Non-farm non-residential non-owner occupied	3,107	2,828	—	—	5,935
Residential	1,218	(261)	—	—	957
Construction, development & other	932	1,132	—	—	2,064
Farmland	32	13	—	—	45
Commercial & industrial	3,858	5,233	(2,914)	323	6,500
Consumer	35	(30)	—	1	6
Other	189	160	(20)	3	332

	$11,979	$9,923	$(2,934)	$327	$19,295

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

	For the Year Ended December 31, 2020
(Dollars in thousands)	Beginning balance	Provision for loan losses	Charge- offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$2,158	$449	$—	$—	$2,608
Non-farm non-residential non-owner occupied	1,627	3,816	(2,336)	—	3,107
Residential	373	845	—	—	1,218
Construction, development & other	330	602	—	—	932
Farmland	29	3	—	—	32
Commercial & industrial	3,504	1,710	(1,389)	33	3,858
Consumer	16	22	(7)	5	35
Other	86	103	—	—	189

	$8,123	$7,550	$(3,732)	$38	$11,979

	For the Year Ended December 31, 2019
(Dollars in thousands)	Beginning balance	Provision for loan losses	Charge- offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$1,559	$550	$—	$50	$2,158
Non-farm non-residential non-owner occupied	1,669	(42)	—	—	1,627
Residential	219	154	—	—	373
Construction, development & other	306	24	—	—	330
Farmland	28	—	—	—	29
Commercial & industrial	3,063	918	(506)	29	3,504
Consumer	14	4	(2)	—	16
Other	69	17	—	—	86

	$6,927	$1,625	$(508)	$79	$8,123

The following tables summarize the allocation of the allowance for loan losses, by portfolio segment, for loans evaluated for impairment individually and collectively:

	December 31, 2021
	Period end amounts of ALLL allocated to loans evaluated for impairment:
(Dollars in thousands)	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$—	$3,456	$—	$3,456
Non-farm non-residential non-owner occupied	—	5,935	—	5,935
Residential	—	957	—	957
Construction, development & other	—	2,064	—	2,064
Farmland	—	45	—	45
Commercial & industrial	290	6,193	17	6,500
Consumer	—	6	—	6
Other	—	332	—	332

	$290	$18,988	$17	$19,295

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

	December 31, 2020
	Period end amounts of ALLL allocated to loans evaluated for impairment:
(Dollars in thousands)	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$—	$2,608	$—	$2,608
Non-farm non-residential non-owner occupied	—	3,107	—	3,107
Residential	—	1,218	—	1,218
Construction, development & other	—	932	—	932
Farmland	—	32	—	32
Commercial & industrial	136	3,722	—	3,858
Consumer	—	35	—	35
Other	—	189	—	189

	$136	$11,843	$—	$11,979

The company’s recorded investment in loans related to the balance in the allowance for loan losses on the basis of the Company’s impairment methodology is as follows:

	December 31, 2021
	Loans evaluated for impairment:
(Dollars in thousands)	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$1,008	$382,933	$—	$383,941
Non-farm non-residential non-owner occupied	5,630	439,678	—	445,308
Residential	127	213,137	—	213,264
Construction, development & other	244	320,091	—	320,335
Farmland	—	9,934	—	9,934
Commercial & industrial	8,363	602,920	65	611,348
Consumer	—	4,001	—	4,001
Other	—	80,593	—	80,593

	$15,372	$2,053,287	$65	$2,068,724

	December 31, 2020
	Loans evaluated for impairment:
(Dollars in thousands)	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$1,944	$351,329	—	$353,273
Non-farm non-residential non-owner occupied	384	273,519	3,901	277,804
Residential	83	140,521	18	140,622
Construction, development & other	267	93,817	4,123	98,207
Farmland	—	4,653	—	4,653
Commercial & industrial	4,737	640,921	270	645,928
Consumer	—	4,157	—	4,157
Other	—	31,448	—	31,448

	$7,415	$1,540,365	$8,312	$1,556,092

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Certain Acquired Loans
During 2013, the Company purchased certain loans from a third party with gross contractual balances of $8.2 million for a purchase price of $6.3 million, resulting in a discount of $1.9 million. Upon acquisition, the acquired loans were initially segregated and classified in one of two categories: 1) PCI loans and 2) acquired performing loans. At acquisition date, estimated fair values of PCI loans and acquired performing loans were $3.2 million and $3.1 million, respectively. The gross contractual amounts receivable for PCI loans and acquired performing loans were $4.5 million and $3.7 million, respectively, as of the acquisition date.
As discussed in Note 19, the Company acquired loans with fair values of $259.6 million as part of the acquisition of Heritage Bancorp, Inc. and its subsidiary, Heritage Bank. Of the total $263.3 million of loans acquired, $250.7 million were determined to have no evidence of deteriorated credit quality and are accounted for under ASC Topics
310-10
and
310-20.
The remaining $12.6 million were determined to exhibit deteriorated credit quality since origination under ASC
310-30.
In connection with the acquisition of loans from Heritage Bancorp, Inc. and its subsidiary, Heritage Bank on January 1, 2020, the PCI loan portfolio was accounted for at fair value as follows:

(Dollars in thousands)
Contractual required payments	$26,627
Non-accretable difference (expected loss)	15,027

Cash flows expected to be collected at acquisition	11,600
Accretable yield	1,850

Basis in acquired Heritage PCI loans	$9,750

The following table presents the gross contractual amounts receivable balances, by portfolio segment, and the carrying amount of PCI loans:

	December 31,
(Dollars in thousands)	2021	2020
Real estate loans:
Non-farm non-residential owner occupied	$—	$—
Non-farm non-residential non-owner occupied	820	5,426
Residential	181	200
Construction, development & other	5,169	5,105
Farmland	—	—
Commercial & industrial	66	383
Consumer	—	—
Other	—	—

Total outstanding balances	$6,236	$11,114

Carrying amount	$4,984	$8,312

The accretable discount is accreted into income using the interest method over the life of the loans. At December 31, 2021 and 2020, unaccreted discounts on PCI loans totaled $926,000 and $2.4 million, respectively, and were included in net loans in the accompanying consolidated balance sheets.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

At December 31, 2021 and 2020, the allowance for loan losses related to the PCI loans disclosed above was $17,000 and $0, respectively.
Determining the fair value of PCI loans at acquisition required the Company to estimate cash flows expected to result from those loans and to discount those cash flows at appropriate rates of interest. For such loans, the excess of cash flows expected to be collected over the estimated fair value is recognized as interest income over the remaining lives of the loans and is called the accretable yield. The difference between contractually required payments and the cash flows expected to be collected reflects the impact of estimated loan losses and is called the nonaccretable difference. In accordance with GAAP, there was no carry-over of previously established allowance for loan losses from the acquired loans.
Accretable yield, or income expected to be collected on PCI loans was as follows:

	December 31,
(Dollars in thousands)	2021	2020	2019
Balance at beginning of year	$2,261	$83	$83
New loans acquired from Heritage acquisition	—	2,726	—
Accretion of income	(1,335)	(808)	—
Reclassifications from non-accretable difference	—	260	—
Disposals	—	—	—

Balance at end of year	$926	$2,261	$83

4.	Premises and Equipment
Premises and equipment in the accompanying consolidated balance sheets consisted of the following:

	Estimated Useful Life	December 31,
(Dollars in thousands)		2021	2020
Building	30 years	$8,404	$7,712
Building improvements	3 - 10 years	3,752	3,288
Land		3,894	2,427
Equipment	3 - 5 years	4,308	3,458
Leasehold improvements	3 - 10 years	2,888	2,222
Furniture and fixtures	3 - 5 years	2,541	1,916
Construction in process		1,174	318

		26,961	21,341
Accumulated depreciation		(7,916)	(6,185)

		$19,045	$15,156

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 amounted to $1.7 million, $1.5 million and $869,000, respectively. Depreciation expense is included in occupancy and equipment expense in the accompanying consolidated statements of income.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

5.	Deposits
Deposits in the accompanying consolidated balance sheets consisted of the following:

	December 31,
(Dollars in thousands)	2021	2020
Transaction accounts:
Noninterest bearing demand accounts	$531,401	$327,361
Interest bearing demand accounts	1,298,546	909,992
Savings	33,539	22,261
Total transaction accounts	1,863,486	1,259,614
Time deposits	277,713	374,217

Total deposits	$2,141,199	$1,633,831

The aggregate amount of time deposits in denominations of $250,000 or more totaled $113.2 million and $150.8 million as of December 31, 2021 and 2020, respectively.
Scheduled maturities of time deposits at December 31, 2021 are as follows:

2022	$264,273
2023	8,111
2024	2,644
2025	1,023
2026 and thereafter	1,662

$277,713

At December 31, 2021 and 2020, the aggregate amount of demand deposit overdrafts that were reclassified as loans was approximately $40,000 and $138,000, respectively.
Deposits received from related parties at December 31, 2021 and 2020, totaled approximately $19.0 million and $13.7 million, respectively.

6.	Income Taxes
The provision for income taxes consisted of the following:

	December 31,
(Dollars in thousands)	2021	2020
Current income tax expense	$3,439	$6,311
Deferred income tax benefit	(380)	(2,816)

Income tax expense as reported	$3,059	$3,495

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

A reconciliation of reported income tax expense to the amount computed by the Company’s statutory income tax rate of 21% to income before income taxes is presented below:

	December 31,
(Dollars in thousands)	2021	2020
Income tax expense computed at statutory rate	$3,042	$3,278
Stock-based compensation	93	33
Bank-owned life insurance	(119)	(74)
Non-deductible meals, entertainment, and dues	57	47
Tax-exempt income	(2)	(2)
Non-deductible capital offering expenses	—	215
Non-deductible merger costs	2	35
Other, net	(14)	(37)

Income tax expense as reported	$3,059	$3,495

A summary of deferred taxes is presented below:

	December 31,
(Dollars in thousands)	2021	2020
Deferred tax assets:
Allowance for loan losses	$4,046	$2,499
Organizational and start-up costs	18	30
Accrued expenses	1,189	626
Stock options	131	87
Loan purchase mark-to-mark	216	522
Deposit purchase premium	38	113
Deferred loan origination fees	433	1,343
Other	152	120

Total deferred tax assets	6,223	5,340
Deferred tax liabilities:
Premises and equipment	1,161	702
Goodwill and core deposit intangibles	271	305
Investments	66	58
Net unrealized gain on securities available for sale	210	29
Unrealized gain on derivatives	161	45
Prepaid expenses and other	231	162

Total deferred tax liabilities	2,100	1,301

Net deferred tax asset	$4,123	$4,039

GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the consolidated financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not
recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Tax positions that previously failed to meet the
more-likely-than-not
recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not
recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. GAAP also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

7.	FHLB Advances and Other Borrowings
Senior Debt
On December 24, 2019, the Company modified the terms of a $5,000,000 promissory note maturing on August 30, 2020, whereby the revolving line of credit facility was increased to $10,000,000, and the interest rate was reduced from a floating rate of Wall Street Journal US Prime Rate, plus 0.50%, to a fixed rate of 4.75%. Upon maturity, the note was renewed and extended to August 31, 2021, in the amount of $10,000,000. The note bore interest at a fixed rate of 4.25%. Interest was payable quarterly on the 30 th
day of February, May, August and November. All principal and unpaid interest was due upon maturity. The note was secured by 100% of the outstanding stock of the Bank and was senior in rights to the $13,000,000 in subordinated debt described below. As of December 31, 2020, the outstanding principal balance was $10,000,000. On March 10, 2021, the note was combined with the outstanding balance of the $15,000,000 note described below and consolidated into a new revolving line of credit facility totaling $30,875,000 (see March 10, 2021 note below).
On December 24, 2019, the Company modified the terms of a $15,000,000 promissory note maturing on March 10, 2021, whereby the fixed interest rate of 6.00% was reduced to 4.75%. Quarterly principal payments of $375,000 plus interest were due and payable on the 10 th
day of March, June, September, and December through maturity date. The note was secured by 100% of the outstanding stock of the Bank and was senior in rights to the $13,000,000 in subordinated debt described below. As of December 31, 2020, the outstanding principal balance was $10,875,000. On March 10, 2021, the remaining balance of the note was combined with the remaining balance of the revolving note described above and consolidated into a new revolving line of credit facility totaling $30,875,000 (see March 10, 2021 note below).
On March 10, 2021, the remaining balance of the two aforementioned notes totaling $20,875,000 was consolidated into a new revolving line of credit loan with new funds of $10,000,000 for a total facility of $30,875,000. The note bears interest at the Wall Street Journal US Prime Rate, as such changes from time to time, with a floor rate of 4.00% per annum. Interest is payable quarterly on the 10 th
day of March, June, September and December through maturity date of September 10, 2022. All principal and unpaid interest is due at maturity. The note is secured by 100% of the outstanding stock of the Bank and was senior in rights to the $13,000,000 in subordinated debt described below until the subordinated debt was paid in full during August 2021. As of December 31, 2021, the outstanding balance was $1,000,000.
Subordinated Debt
On September 27, 2018, the Company entered into a $3,000,000 and $2,000,000 subordinated promissory note agreement with two shareholders of the Company. Quarterly interest payments were due on the 27 th
day of March, June, September, and December. The notes bore interest at a fixed rate of 5.00% and 6.00%, respectively. The $3,000,000 note was retired on July 29, 2019 and replaced with a $4,000,000 note (see note below). The $2,000,000 note scheduled to mature on September 27, 2020 was renewed and extended to September 27, 2022 at a fixed rate of 6.00%. All principal and unpaid interest was due at maturity. The notes were subordinate and junior in rights to the senior indebtedness described above. All principal and unpaid interest was paid in full during August 2021.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

On July 29, 2019, the aforementioned $3,000,000 promissory note scheduled to mature on September 27, 2019 was retired and replaced with a new subordinated promissory note to the same shareholder in the amount of $4,000,000. The note bore interest at a fixed rate of 5.00% through maturity date of July 29, 2020. Upon maturity, the note was renewed and increased to $11,000,000 with a fixed rate of 6.00%. All principal and unpaid interest, due at maturity on July 29, 2022, was paid in full during August 2021.
On July 29, 2019, the Company entered into a $2,000,000 subordinated promissory note agreement with a shareholder of the Company. Quarterly interest payments were due on the 29 th
day of January, April, July, and October. The note bore interest at a fixed rate of 5.00% and matured on July 29, 2020. All principal and unpaid interest was paid at maturity.
FHLB Borrowings
At December 31, 2021, FHLB advances represented $12.0 million in FHLB Owns the Option (“FOTO”) borrowings with a floating rate of 1.100% maturing on June 19, 2029; $18.0 million in FOTO borrowings with a floating rate of 1.020% maturing on August 2, 2029; and $20.0 million in FOTO borrowings with a floating rate of 0.570% maturing on February 26, 2035. The FOTO borrowings have quarterly call options that begin on September 19, 2019, November 4, 2019, and February 25, 2022, respectively. The call feature allows the FHLB to terminate the entire outstanding balance at each option date and, in the event the option is exercised, replacement funding will be made available at then prevailing interest rates. FHLB advances are collateralized by FHLB stock and real estate loans. The amount of loans that collateralize borrowings at December 31, 2021 and 2020 was approximately $601.0 million and $474.8 million, respectively. At December 31, 2021, letters of credit with FHLB for $100.5 million were outstanding with expirations ranging from January 2022 through March 2023.
Contractual maturities of FHLB advances and other borrowings at December 31, 2021 were as follows:

(Dollars in thousands)	FHLB Advances	Other Borrowings
2022	$—	$1,000
2023	—	—
2024	—	—
2025	—	—
2026 and thereafter	50,000	—

	$50,000	$1,000

At December 31, 2021 and 2020, the Company had federal funds lines of credit with commercial banks that provide for availability to borrow up to an aggregate of $50.5 million and $20.5 million in federal funds, respectively. The Company had no advances outstanding under these lines at December 31, 2021 and 2020.
8. Stock Options and Warrants
2013 Stock Option Plan
In 2008 upon shareholder approval, the Bank adopted the 2008 Stock Option Plan. In 2013 upon formation of Third Coast Bancshares, Inc., the Company adopted the 2013 Stock Option Plan (the “2013 Plan”). All outstanding options from the 2008 Stock Option Plan were grandfathered into the 2013 Plan. The 2013 Plan

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

permits the grant of stock options for up to 500,000 shares of common stock from time to time during the term of the plan, subject to adjustment upon changes in capitalization. Under the 2013 Plan, the Bank may grant either incentive stock options or nonqualified stock options to eligible directors, executive officers, key employees and non-employee
shareholders of the Bank. At December 31, 2021, there were no shares remaining available for grant for future awards as all outstanding options under the 2013 Plan were grandfathered into the 2019 Omnibus Incentive Plan (see 2019 Omnibus Incentive Plan). Awards outstanding under the 2013 Plan remain in full force and effect, according to their respective terms.
2019 Omnibus Incentive Plan
On May 29, 2019, the Company’s shareholders approved the Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan (the “2019 Plan”), which was previously approved by the Company’s board of directors. Under the 2019 Plan, the Company may issue stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, other stock-based awards, cash awards, and dividend equivalents. On May 20, 2021, the Company’s shareholders approved an amendment to the plan such that the maximum number of shares reserved for issuance under the Plan was increased by an additional 500,000 shares. The maximum aggregate number of shares of common stock that may be issued under the 2019 Plan is equal to the sum of (i) 800,000 shares of common stock, (ii) the total number of shares remaining available for new awards under the 2013 Plan as of May 29, 2019, which was 152,750 shares of common stock, and (iii) any shares subject to outstanding stock options issued under the 2013 Plan to the extent that (A) any such award is forfeited or otherwise terminates or is cancelled without the delivery of shares of common stock, or (B) shares of common stock are withheld from any such award to satisfy any tax or withholding obligation, in which case the shares of common stock covered by such forfeited, terminated or cancelled award or which are equal to the number of shares of common stock withheld, will become available for issuance under the 2019 Plan. At December 31, 2021, there were 201,023 shares remaining available for grant for future awards under the 2019 Plan.
2017
Non-Employee
Director Stock Option Plan
In December 2017, the Bank adopted the 2017
Non-Employee
Director Stock Option Plan (the “Director Plan”). The Director Plan originally authorized the grant of stock options for up to 100,000 shares of common stock to non-employee
directors of the Company pursuant to the terms of the Director Plan. During July 2018, the Company’s board of directors approved the grant of stock options for 50,000 additional shares of common stock under the Director Plan, such that the Director Plan permitted the grant of stock options for up to 150,000 shares of common stock. On January 1, 2021, the Director Plan was amended and subsequently approved by the Company’s board of directors such that the aggregate number of shares of common stock to be issued pursuant to options shall not exceed 187,000 shares. Options are generally granted with an exercise price equal to the market price of the Company’s stock at the date of the grant. Option awards generally vest based on 5 years of continuous service and have
10-year
contractual terms for
non-controlling
participants as defined by the Director Plan. Other grant terms can vary for controlling participants as defined by the Director Plan. At December 31, 2021, there were 8,000 shares remaining available for grant for future awards under the Director Plan.
2020 Heritage Stock Option Plan
On January 1, 2020, the Company acquired a stock option plan which originated under Heritage Bancorp, Inc. as part of a merger of the two companies. The options granted to employees must be exercised within 10 years from the date of grant and vesting schedules are determined on an individual basis. At merger date, 109,908 outstanding options became fully vested and were converted to options to purchase 97,821 shares of the

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Company’s common stock at an exchange ratio of 0.89, which was equal to the acquisition exchange rate for common shares. At December 31, 2021, there were no shares remaining available for grant for future awards.
Stock Options
During the year ended December 31, 2021, the Company granted stock options to certain directors, executive officers and other key employees of the Company. The options vest ratably over 5 years and have a 10 year contractual term. Options granted during the year ended December 31, 2021 were granted with an exercise price ranging from $16.30 to $24.00 prior to the Company’s initial public offering (“IPO”) of stock, and $26.68 following the IPO. Options granted during the year ended December 31, 2020 were granted with an exercise price of $16.43 or $16.78.
The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for the options granted during the year ended December 31, 2021: risk-free interest rate ranging from 0.70% to 1.48%; dividend yield of 0.00%; estimated volatility of 10.00%; and expected lives of options of 7.5 years. The following assumptions were used for options granted during the year ended December 31, 2020: risk-free interest rate ranging from 0.47% to 1.85%; dividend yield of 0.00%; estimated volatility of 10.00%; and expected lives of options of 7.5 years. The following assumptions were used for options granted during the year ended December 31, 2019: risk-free interest rate ranging from 1.46% to 2.64%; dividend yield of 0.00%; estimated volatility of 10.00%; and expected lives of options of 7.5 years. Expected volatilities are based on historical volatilities of the Company’s common stock and similar peer group averages.
For the years ended December 31, 2021, 2020 and 2019, the Company recognized stock-based compensation expense of approximately $552,000, $275,000 and $231,000, respectively, associated with stock options. As of December 31, 2021, there was approximately $2.2 million of unrecognized compensation costs related to non-vested
stock options that are expected to be recognized over the remaining vesting periods. Forfeitures are recognized as they occur.
A summary of stock option activity for years ended December 31, 2021 and 2020 is presented below:

	December 31,
	2021		2020
(Dollars in thousands, except share and per share data)	Shares Underlying Options	Weighted Average Exercise Price	Shares Underlying Options	Weighted Average Exercise Price
Outstanding at beginning of period	660,251	$14.37	499,700	$13.84
Granted during the period	788,250	20.22	114,600	16.64
Acquired and converted options from acquisition	—	—	97,821	13.68
Forfeited during the period	(144,903)	17.55	(20,000)	14.24
Exercised during the period	(83,170)	13.48	(31,870)	12.07

Outstanding at the end of period	1,220,428	$17.83	660,251	$14.37

Options exercisable at end of period	361,758	$13.59	397,581	$13.14

Weighted-average grant date fair value of options granted during the period		$3.15		$2.65

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

A summary of weighted average remaining life is presented below:

	December 31,
(Dollars in thousands, except share and per share data)	2021			2020
Exercise Price	Options Outstanding	Weighted Average Remaining Life (years)	Options Exercisable	Options Outstanding	Weighted Average Remaining Life (years)	Options Exercisable
$ 10.00 - $12.99	162,223	5.15	162,223	260,523	4.14	242,823
$13.00 - $16.99	496,955	7.48	199,535	399,728	8.05	154,758
$17.00 - $26.99	561,250	9.52	—	—	—	—

	1,220,428	8.11	361,758	660,251	6.51	397,581

Shares issued in connection with stock compensation awards are issued from available authorized shares.
The total intrinsic value of outstanding
in-the-money
stock options and outstanding
in-the-money
exercisable stock options was $5.8 million and $3.0 million, respectively, at December 31, 2021. The total intrinsic value of outstanding in-the-money
stock options and outstanding
in-the-money
exercisable stock options was $1.3 million and $1.2 million, respectively, at December 31, 2020.
The intrinsic value of stock options exercised during the years ended December 31, 2021, 2020 and 2019 was approximately $506,000, $139,000 and $164,000, respectively.
A summary of the activity in the Company’s nonvested shares is as follows:

	December 31,
	2021		2020
(Dollars in thousands, except share and per share data)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1,	262,670	$3.04	221,250	$2.87
Granted during the period	788,250	3.15	114,600	2.65
Acquired and converted options from acquisition	—	—	97,821	4.62
Vested during the period	(72,500)	3.17	(151,001)	3.58
Forfeited during the period	(119,750)	2.88	(20,000)	2.51

Nonvested at end of period	858,670	$3.15	262,670	$3.04

For the year ended December 31, 2019, the weighted-average grant date fair value of options granted and vested during the period was $3.26 and $3.84, respectively.
Warrants
As consideration for the financial risks undertaken by certain organizers of the Company, the Company has outstanding stock warrants that are initially exercisable to purchase one share of common stock for each warrant held.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

A summary of the Company’s stock warrant activity is presented below:

	December 31,
	2021		2020
(Dollars in thousands, except share and per share data)	Shares Underlying Warrants	Weighted Average Exercise Price	Shares Underlying Warrants	Weighted Average Exercise Price
Outstanding at beginning of period	6,000	$11.00	6,000	$11.00
Granted	—	—	—	—
Exercised	(1,715)	11.00	—	—
Expired or forfeited	—	—	—	—

Outstanding at end of period	4,285	$11.00	6,000	$11.00

Exercisable at end of period	4,285	$11.00	6,000	$11.00

The weighted average remaining contractual life of stock warrants outstanding at December 31, 2021 was 1.5 years. The warrants are exercisable over a ten-year
period that expires on July 1, 2023.
Restricted Stock Awards
During the year ended December 31, 2021, the Company granted restricted stock awards (“RSAs”) to certain directors and executive officers of the Company following an initial public offering (“IPO”) of the Company. Restricted stock is common stock with certain restrictions that relate to trading and the possibility of forfeiture. Holders of restricted stock have full voting rights. Generally, the awards vest ratably over a two to four year period, but vesting periods may vary. The RSAs have a 10 year contractual term.
A summary of the activity for nonvested RSAs for the years ended December 31, 2021, 2020 and 2019 is presented below:

	December 31,
	2021		2020		2019
(Dollars in thousands, except share and per share data)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	—	$—	—	$—	—	$—
Granted during the period	49,750	24.00	—	—	—	—
Vested during the period	—	—
Forfeited during the period	—	—	—	—	—	—

Nonvested at the end of period	49,750	$24.00	—	$—	—	$—

Compensation expense for restricted stock awards is determined based on the number of restricted shares granted and the market price of our common stock at issue date. The fair value of shares vested during each of the years ended December 31, 2021, 2020 and 2019 was zero. The Company recognized stock-based compensation expense associated with RSAs of approximately $106,000 during the year ended December 31, 2021. As of December 31, 2021, there was $1.1 million of total unrecognized compensation cost related to nonvested restricted stock awards. The cost is expected to be recognized over a remaining weighted average period of 2.56 years.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

9. Commitments and Contingencies
Operating Leases
The Company has
non-cancelable
operating leases for branches, loan production offices, and
non-branch
offices. Rent expense for the years ended December 31, 2021, 2020 and 2019 was approximately $1.6 million, $1.2 million and $1.0 million, respectively. The operating leases have various commencement dates and original terms varying from six months to one hundred sixty months.
As of December 31, 2021, future minimum rental payments under non-cancellable
operating leases with initial or remaining terms in excess of one year for each year through 2027 and thereafter are as follows:

(Dollars in thousands)
2022	$1,534
2023	2,227
2024	2,073
2025	2,001
2026	1,989
2027 and thereafter	8,603

$18,427

Litigation
In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.
10. Financial Instruments With
Off-Balance
Sheet Risk
The Company is a party to financial instruments with
off-balance
sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded lines of credit, commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Company generally uses the same credit policies in making commitments and conditional obligations as it does for on-balance
sheet instruments.
The following financial instruments were outstanding whose contract amounts represent credit risk:

	December 31,
(Dollars in thousands)	2021	2020
Commitments to extend credit	$606,160	$162,445
Standby letters of credit	14,144	1,693

Total	$620,304	$164,138

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer’s credit-worthiness on a case-by-case
basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation of the borrower.
Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit.
Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.
11. Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.
GAAP requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.
The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level
 2 Inputs
– Inputs other than quoted prices included in level 1 that are observable for the asset and liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level
 3 Inputs
– Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Financial assets and financial liabilities measured at fair value on a recurring and nonrecurring basis include the following:
Investment Securities
Available-for-sale
. Investment securities classified as
available-for-sale
are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information, and the bond’s terms and conditions, among other things. Level 2 investments consist primarily of obligations of U.S. government sponsored enterprises and agencies, obligations of state and municipal subdivisions, corporate bonds and mortgage backed securities.
Loans Held for Sale
. Loans held for sale are reported at aggregate cost which has been deemed to be the equivalent of fair value using Level 3 inputs.
Impaired Loans
. Impaired loans are reported at the estimated fair value of the underlying collateral. Collateral values are estimated using Level 2 inputs based on observable market data or independent appraisals using Level 3 inputs.
Derivative Instruments
. The estimated fair value of interest rate derivative positions are obtained from a pricing service that provides the swaps’ unwind value using Level 2 inputs.
There were no transfers between levels during the year ended December 31, 2021 or 2020.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2021 and 2020:

	Fair Value Measurements Using			Total Fair Value
(Dollars in thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
At December 31, 2021:
Securities available for sale:
State and municipal securities	$—	$1,094	$—	$1,094
Mortgage-backed securities	—	811	—	811
Corporate bonds	—	24,527	—	24,527

Total investment securities available for sale	$—	$26,432	$—	$26,432

Asset derivatives:
Interest rate swaps	$—	$389	$—	$389

Liability derivatives:
Interest rate swaps	$—	$389	$—	$389

	Fair Value Measurements Using			Total Fair Value
(Dollars in thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
At December 31, 2020:
Securities available for sale:
State and municipal securities	$—	$1,894	$—	$1,894
Mortgage-backed securities	—	1,027	—	1,027
Corporate bonds	—	22,674	—	22,674

Total investment securities available for sale	$—	$25,595	$—	$25,595

Loans held for sale:	$—	$—	$2,844	$2,844

Asset derivatives:
Interest rate swaps	$—	$271	$—	$271
Pay-fixed interest rate swaps	—	216	—	216

	$—	$487	$—	$487

Liability derivatives:
Interest rate swaps	$—	$271	$—	$271
Pay-fixed interest rate swaps	—	8	—	8

	$—	$279	$—	$279

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis, that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a non-recurring
basis include the following at December 31, 2021 and 2020:
Impaired loans.
At December 31, 2021, impaired loans with carrying values of $15.4 million were reduced by specific valuation allowances totaling $307,000 resulting in a net fair value of $15.1 million based on Level 3 inputs. At December 31, 2020, impaired loans with carrying values of $7.4 million were reduced by specific valuation allowances totaling $136,000 resulting in a net fair value of $7.3 million, based on Level 3 inputs.
Non-financial
assets measured at fair value on a
non-recurring
basis during the years ended December 31, 2021 and 2020, include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off
to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in current earnings. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.
The following table presents foreclosed assets that were remeasured and recorded at fair value:

	December 31,
(Dollars in thousands)	2021	2020
Foreclosed assets remeasured at initial recognition:
Carrying value of foreclosed assets prior to remeasurement	$—	$3,716
Charge-offs recognized in the allowance for loan losses	—	2,336

Fair value of foreclosed assets remeasured at initial recognition	$—	$1,380

Foreclosed assets remeasured subsequent to initial recognition:
Carrying value of foreclosed assets prior to remeasurement	$1,676	$1,997
Write downs included in other non-interest expense	—	10

Fair value of foreclosed assets remeasured subsequent to initial recognition	$1,676	$1,987

For the Company, as for most financial institutions, substantially all its assets and liabilities are considered financial instruments as defined. Many of the Company’s financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction.
The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market rates for similar assets and liabilities. Financial instrument assets with variable rates and financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the carrying value.
The carrying value and the estimated fair value of the Company’s contractual off-balance
sheet unfunded lines of credit, loan commitments and letters of credit, which are generally priced at market at the time of funding, are not material.
The estimated fair values and carrying values of all financial instruments under current authoritative guidance, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value are as follows:

	December 31, 2021		December 31, 2020
(Dollars in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Level 2 inputs
Cash and cash equivalents	$327,025	$327,025	$203,560	$203,560
Interest bearing time deposits in other banks	131	131	129	129
Investment securities available for sale	26,432	26,432	25,595	25,595
Non-marketable securities	7,527	7,527	4,407	4,407
Accrued interest receivable	10,228	10,228	13,676	13,676
Bank-owned life insurance	26,528	26,528	25,961	25,961
Derivative instruments assets	389	389	487	487

	$398,260	$398,260	$273,815	$273,815

Level 3 inputs
Loans, including held for sale, net	$2,049,429	$2,023,761	$1,546,458	$1,551,624

Financial liabilities
Level 2 inputs
Deposits	$2,141,199	$2,141,999	$1,633,831	$1,636,967
Accrued interest payable	437	437	1,215	1,215
FHLB advances	50,000	50,000	70,000	70,000
Notes payable	1,000	1,000	33,875	33,875
Derivative instrument liabilities	389	389	280	280

	$2,193,025	$2,193,825	$1,739,201	$1,742,337

12.	Significant Group Concentrations of Credit Risk
All of the Company’s business activity is with customers primarily located within Texas. Such customers are normally also depositors of the Company.
The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit related financial instruments such as commitments to extend credit and credit card

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

arrangements represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.
At December 31, 2021 and 2020, the Company had federal funds sold aggregating approximately $292,000 and $2.3 million, respectively, which represents concentrations of credit risk. The Company had uninsured deposits of $189.7 million and $172.9 million as of December 31, 2021 and 2020, respectively.
13. Employee Benefit Plans
Defined Contribution Plan
In 2009, the Company adopted the Third Coast Bank, SSB 401(k) Plan (the “Plan”) covering substantially all employees. Employees may elect to defer a percentage of their compensation subject to certain limits based on federal tax laws. The Company may make a discretionary match of employees’ contributions based on a percentage of salary contributed by participants.
Effective January 1, 2018, the discretionary contributions made by the Company were invested in the common stock of the Company in accordance with the Third Coast Bank, SSB Employee Stock Ownership Plan (ESOP). The ESOP became effective on January 1, 2018 for the exclusive benefit of the participants and their beneficiaries. Benefits under the ESOP generally are distributed in the form of cash. In addition, until the Company’s common stock was actively traded on an established securities market, the participant could demand (in accordance with the terms of the ESOP and applicable laws) that the Company repurchase shares of common stock distributed to the participant at the estimated fair value. This put option terminated upon the consummation of the Company’s initial public offering (“IPO”) and listing of its common stock on the NASDAQ Global Select Market in November 2021.
Prior to the IPO, the fair value of shares of common stock held by the ESOP was deducted from permanent shareholders’ equity in the consolidated balance sheets, and was reflected in a line item below liabilities and above shareholders’ equity. This presentation was necessary in order to recognize the put option within the ESOP, consistent with SEC guidelines, because the Company was not publicly traded. The Company used an external third party to determine the maximum possible cash obligation related to those securities. The valuation was the same that was used for the stock option plan. Increases or decreases in the value of the cash obligation were included in a separate line item in the statements of changes in shareholders’ equity. An increase of approximately $317,000 in the fair value of the cash obligation was recorded for the year ended December 31, 2021. At December 31, 2021, the $2.3 million estimated fair value of the cash obligation for stock allocated under the ESOP plan was eliminated upon completion of the IPO.
As of December 31, 2021, the number of shares held by the ESOP was 113,306 and there were no shares unallocated to plan participants. At December 31, 2021, shares committed to be released to the plan were 10,826 shares for a fair value of $284,000. During the year ended December 31, 2021, the Company repurchased 8,211 shares for $167,000 from ESOP participants that received distributions and exercised the put option described above. All shares held by the ESOP were treated as outstanding at December 31, 2021.
For the years ended December 31, 2021, 2020 and 2019, Company contributions to the ESOP were approximately $936,000, $645,000 and $474,000, respectively. Administrative expenses related to the ESOP and the Plan for the same twelve month periods totaled approximately $41,000, $16,000 and $24,000, respectively. The costs are included in Salaries and Employee Benefits in the accompanying consolidated statements of income.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

14. Related Party Transactions
During the normal course of business, the Company may enter into transactions with significant stockholders, directors and principal officers and their affiliates (collectively referred to herein as “related parties”). It is the Company’s policy that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with third parties. At December 31, 2021 and 2020, the aggregate amount of loans to related parties was approximately $569,000 and $382,000, respectively. During the year ended December 31, 2021, loan originations to related parties totaled $555,000 and repayments from related party loans totaled $368,000. Related party unfunded commitments at December 31, 2021 and 2020, were $0 and $233,000, respectively.
15. Shareholders’ Equity and Regulatory Matters
Private Placement Memorandum
On August 27, 2021, the Company completed the issuance and sale of 2,937,876 shares of its common stock for aggregate proceeds of approximately $70.5 million, consisting of 227,307 shares issued and sold during the six months ended June 30, 2021 for aggregate proceeds of approximately $5.4 million and 2,710,569 shares issued and sold between July 1, 2021 and August 27, 2021 for aggregate proceeds of approximately $65.1 million, in a private placement in reliance upon the exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company used a portion of the net proceeds from the private placement to repay $32.5 million of outstanding indebtedness, consisting of (i) $19.5 million under the Company’s senior debt due September 10, 2022; (ii) $11.0 million under a subordinated debt due July 29, 2022; and (iii) $2.0 million under a subordinated debt due September 27, 2022.
Initial Public Offering
On November 9, 2021, the Company’s common stock began trading on the NASDAQ Global Select Market under the symbol “TCBX”. We issued and sold an aggregate of 4,025,000 shares of its common stock, including 525,000 shares of common stock sold pursuant to the underwriters’ full exercise of their option to purchase additional shares, in its initial public offering at a public offering price of $25.00 per share for aggregate gross proceeds of $100.6 million before deducting underwriting discounts and offering expenses. Aggregate net proceeds from our initial public offering were $92.0 million after deducting underwriting discounts and offering expenses of $8.6 million. The initial closing of the initial public offering occurred on November 12, 2021, and the closing for the shares issued pursuant to the underwriters’ option occurred on November 17, 2021. In connection with the closing of the initial public offering, the Company issued an aggregate of 49,750 shares of restrictive stock to its directors, advisory directors, and executive officers. The Company intends to use the net proceeds from the initial public offering to support its organic growth and for general corporate purposes, including maintenance of its required regulatory capital and potential future acquisition opportunities.
Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance
sheet items as calculated under regulatory accounting practices. The

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Tier I capital, and Common Equity Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2021 and 2020 the Bank meets all capital adequacy requirements to which it is subject.
Financial institutions are categorized as well capitalized or adequately capitalized, based on minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the tables below. As shown below, the Bank’s capital ratios exceed the regulatory definition of well capitalized as of December 31, 2021 and 2020. Based upon the information in its most recently filed call report, the Bank continues to meet the capital ratios necessary to be well capitalized under the regulatory framework for prompt corrective action.
There are no conditions or events since December 31, 2021, that management believes have changed the Bank’s category.
A comparison of the Bank’s actual capital amounts and ratios to required capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes Basel III Fully Phased-In (2)				To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount		Ratio		Amount		Ratio
As of December 31, 2021:
Total capital (to risk weighted assets)	$288,022	13.5%	≥	$223,444	≥	10.5%	≥	$212,804	≥	10.0%
Tier I capital (to risk weighted assets)	$268,727	12.6%	≥	$180,883	≥	8.5%	≥	$170,243	≥	8.0%
Tier I capital (to average assets) (1)	$268,727	12.3%	≥	$87,602	≥	4.0%	≥	$109,503	≥	5.0%
Common equity tier 1 (to risk weighted assets)	$268,727	12.6%	≥	$148,962	≥	7.0%	≥	$138,322	≥	6.5%
As of December 31, 2020:
Total capital (to risk weighted assets)	$145,319	12.5%	≥	$121,639	≥	10.5%	≥	$115,847	≥	10.0%
Tier I capital (to risk weighted assets)	$133,340	11.5%	≥	$98,470	≥	8.5%	≥	$92,678	≥	8.0%
Tier I capital (to average assets) (1)	$133,340	7.2%	≥	$74,026	≥	4.0%	≥	$92,532	≥	5.0%
Common equity tier 1 (to risk weighted assets)	$133,340	11.5%	≥	$81,093	≥	7.0%	≥	$75,301	≥	6.5%

(1)
The Tier 1 capital ratio (to average assets) is not impacted by the Basel III Capital Rules; however, the Federal Reserve and the FDIC may require the Bank to maintain a Tier 1 capital ratio (to average assets) above the minimum required.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(2)	Percentages represent the minimum capital ratios plus, as applicable, the fully phased-in 2.5% CIT1 capital buffer under the Basel III Capital Rules.
16. Earnings Per Common Share
Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.
The following table presents a reconciliation of net income available to common shareholders and the number of shares used in the calculation of basic and diluted earnings per common share shown on the consolidated statements of income.

	For the Years Ended December 31,
(Dollars in thousands, except share and per share data)	2021	2020	2019
Net income available to common shareholders	$11,424	$12,115	$2,381

Weighted-average shares outstanding for basic earnings per common share	7,874,110	6,232,115	3,846,727
Dilutive effect of stock compensation	264,714	97,645	92,561

Weighted-average shares outstanding for diluted earnings per common share	8,138,824	6,329,760	3,939,288

17. Derivative Financial Instruments
As part of its hedging strategy, the Company entered into a $100.0 million pay-fixed
interest rate swap facility with another financial institution. The instrument is designated as a cash flow hedge, and changes in fair values are recognized in other comprehensive income. On February 18, 2021, the facility was discontinued and a termination fee of $945,000 was received by the Company. The fee is being accreted from other comprehensive income, net of deferred taxes, into interest expense through September 4, 2025, which is the maturity date of the contract. For the year ended December 31, 2021, $180,000 was recognized as a reduction of interest expense.
The Company also offers certain interest rate swap products directly to its qualified commercial banking customers. These financial instruments are not designated as hedging instruments. The interest rate swap derivative positions relate to transactions in which the Company enters into an interest rate swap with a customer, while at the same time entering into an offsetting interest rate swap with another financial institution. An interest rate swap transaction allows customers to effectively convert a variable rate loan to a fixed rate. In connection with each swap, the Company agrees to pay interest on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount.
Because the Bank acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts are designed to offset each other and would not significantly impact the Company’s operating results except in certain situations where there is a significant deterioration in the customer’s credit worthiness or that of the counterparties. At December 31, 2021, no such deterioration was determined by management.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

All derivatives are carried at fair value in either other assets or other liabilities in the accompanying consolidated balance sheets.
As of December 31, 2021 and 2020, cash of $730,000 and $330,000, respectively, was pledged as collateral for derivative financial instruments.
The following tables provide the outstanding notional balances and fair values of outstanding derivative positions at December 31, 2021 and 2020.

(Dollars in thousands)	Outstanding Notional Balance	Asset Derivative Fair Value	Liability Derivative Fair Value	Pay Rate (1)	Receive Rate (1)	Remaining Term (2)
December 31, 2021
Pay-fixed interest rate swap (*)	$—	$—	$—	0.20%	USD Fed Funds-H.15	3.7
Commercial loan interest rate swaps:
Loan customer counterparty	77,587	—	389		4.21%	7.6
Financial institution counterparty	77,587	389	—	4.21%		7.6

	$155,174	$389	$389

(*)	Facility terminated on February 18, 2021 (see disclosure narrative on cash flow hedge above).
(1)	Weighted average rate.
(2)	Weighted average life (in years).

(Dollars in thousands)	Outstanding Notional Balance	Asset Derivative Fair Value	Liability Derivative Fair Value	Pay Rate (1)	Receive Rate (1)	Remaining Term (2)
December 31, 2020
Pay-fixed interest rate swap (*)	$100,000	$216	$8	0.20%	USD Fed Funds-H.15	4.7
Commercial loan interest rate swaps:
Loan customer counterparty	15,305	271	—		4.39%	9.8
Financial institution counterparty	15,305	—	271	4.39%		9.8

	$130,610	$487	$279

(*)	Facility terminated on February 18, 2021 (see disclosure narrative on cash flow hedge above).
(1)	Weighted average rate.
(2)	Weighted average life (in years).
18. Goodwill and Core Deposit Intangible, Net
In 2020, the Company recorded goodwill and core deposit intangibles of $18.0 million and $1.6 million, respectively, relating to the Heritage Bancorp, Inc. acquisition (see Note 19 – Business Combinations).
Amortization expense of the core deposit intangible (“CDI”) was approximately $162,000 for each of the years ended December 31, 2021 and 2020. The remaining weighted average life is 8 years at December 31, 2021.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Scheduled amortization of CDI at December 31, 2021 are as follows:

(Dollars in thousands)	CDI Amortization
2022	$162
2023	162
2024	162
2025	162
2026	162
2027 and thereafter	482

$1,292

19. Business Combinations
On January 1, 2020, the Company acquired 100% of the outstanding stock of Heritage Bancorp, Inc. and its subsidiary, Heritage Bank, Houston, Texas, with five branches located in Texas. At December 31, 2020, the Company had issued 2,362,555 shares of Company stock and paid approximately $104,000 in cash for the outstanding shares of common stock and options of Heritage.
The Company recognized total goodwill of $18.0 million, which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. The fair value of consideration exchanged related to the Company’s stock was calculated based upon the price of the Company’s stock as of December 31, 2019. The goodwill in this acquisition resulted from a combination of expected synergies and expansion in the Texas market. None of the goodwill recognized is expected to be deductible for income tax purposes.
During the year ended December 31, 2020, the Company incurred expenses of approximately $874,900 related to the acquisition. These expenses are included in the legal and professional, and data processing expense line items in the consolidated statements of income. Results of the acquired company were included in the Company’s results of operations beginning January 1, 2020.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Estimated values of the assets acquired and liabilities assumed are as follows:

(Dollars in thousands)
Assets of acquired bank:
Cash and cash equivalents	$16,215
Securities available for sale	3,785
Loans	259,606
Premises and equipment	7,672
Goodwill	18,034
Core deposit intangible	1,615
Bank owned life insurance	5,001
Federal Home Loan Bank stock	1,431
Other assets	2,512

Total assets acquired	$315,871

Liabilities of acquired bank:
Deposits	$260,155
Other liabilities	4,751

Total liabilities assumed	$264,906

Common stock issued @ $21.53 per share	$50,861

Cash paid	$104

The loan portfolio had a fair value of $259.6 million at acquisition date and a contractual balance of $263.3 million.
20. Parent Company Financial Statements
The following balance sheets, statements of income and statements of cash flows for Third Coast Bancshares, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Condensed Balance Sheets of the Company (Parent company only) for the periods presented are as follows:

(Dollars in thousands)	December 31,
ASSETS	2021	2020
Cash and cash equivalents	$8,707	$5,234
Investment in subsidiary	289,446	149,014
Other assets	1,856	1,498

Total assets	$300,009	$155,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other borrowings	$1,000	$33,875
Other liabilities	2	153

Total liabilities	1,002	34,028
Commitments and contingencies—ESOP-owned shares	—	1,302
Shareholders’ equity:
Common stock	13,432	6,350
Additional paid-in capital	249,252	91,462
Retained earnings	36,029	24,605
Accumulated other comprehensive income	1,393	279
Treasury stock: at cost	(1,099)	(978)

	299,007	121,718
Less: ESOP-owned shares	—	1,302

Total shareholders’ equity	299,007	120,416

Total liabilities & shareholders’ equity	$300,009	$155,746

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Condensed Statements of Income and Comprehensive Income of the Company (Parent company only) for the periods are as follows:

	For the Years Ended December 31,
(Dollars in thousands)	2021	2020	2019
Interest expense:
Interest on notes payable	$1,091	$1,615	$1,436

Total interest expense	1,091	1,615	1,436

Noninterest expense:
Legal and professional	680	1,233	937
Other	23	37	(1)

Total noninterest expense	703	1,270	936

Loss before income tax expense and equity in undistributed earnings of subsidiaries	(1,794)	(2,885)	(2,372)
Income tax benefit	359	384	498

Loss before equity in undistributed earnings of subsidiaries	(1,435)	(2,501)	(1,874)
Equity in undistributed earnings of subsidiaries	12,859	14,616	4,255

Net income	$11,424	$12,115	$2,381

Comprehensive income	$12,538	$12,394	$2,404

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Condensed Statements of Cash Flows of the Company (Parent company only) for the periods presented are as follows:

	For the Years Ended December 31,
(Dollars in thousands)	2021	2020	2019
Cash flows from operating activities:
Net income	$11,424	$12,115	$2,381
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed net income of subsidiaries	(12,859)	(14,616)	(4,255)
Net change in other assets	(359)	501	(1,485)
Net change in other liabilities	(150)	(320)	393

Net cash used in operating activities	(1,944)	(2,320)	(2,966)
Cash flows from investing activities:
Capital investment in subsidiaries	(125,800)	—	(2,500)

Net cash used in investing activities	(125,800)	—	(2,500)
Cash flows from financing activities:
Proceeds from other borrowings	—	11,000	8,000
Repayment of notes payable	(32,875)	(7,500)	(1,500)
Proceeds from issuance of common stock	163,199	536	444
Proceeds from stock warrants exercised	19	—	—
Proceeds from stock options exercised	995	385	301
Net redemption of treasury stock	(121)	(38)	(527)

Net cash provided by financing activities	131,217	4,383	6,718

Increase in cash and cash equivalents	3,473	2,063	1,252
Cash and cash equivalents at beginning of period	5,234	3,171	1,919

Cash and cash equivalents at end of period	$8,707	$5,234	$3,171

21. Quarterly Financial Data (UNAUDITED)
The summary quarterly financial information set forth below for each of the last eight quarters has been derived from the Company’s unaudited interim consolidated financial statements and other financial information. The summary historical quarterly financial information includes all adjustments consisting of normal recurring accruals that the Company considers necessary for a fair presentation of the financial position and the results of operations for the periods.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

The information below is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated historical financial statements and the related notes thereto included in this Annual Report on Form
10-K.

	For the Quarters Ended December 31, 2021
(Dollars in thousands)	Q4	Q3	Q2	Q1
Selected income statement data:
Interest income	$26,660	$24,399	$23,931	$25,625
Interest expense	2,041	2,397	2,717	2,907

Net interest income	24,619	22,002	21,214	22,718
Provision for loan losses	6,100	2,323	—	1,500

Net interest income after provision for loan losses	18,519	19,679	21,214	21,218
Noninterest income	2,055	964	1,109	750
Noninterest expense	20,087	17,641	17,779	15,518

Income before income tax expense	487	3,002	4,544	6,450
Income tax expense	133	617	955	1,354

Net income	$354	$2,385	$3,589	$5,096

	For the Quarters Ended December 31, 2020
(Dollars in thousands)	Q4	Q3	Q2	Q1
Selected income statement data:
Interest income	$22,854	$19,242	$22,725	$17,420
Interest expense	3,182	3,544	3,585	4,049

Net interest income	19,672	15,698	19,140	13,371
Provision for loan losses	5,000	—	2,000	550

Net interest income after provision for loan losses	14,672	15,698	17,140	12,821
Noninterest income	579	633	685	785
Noninterest expense	11,768	11,099	14,659	9,877

Income before income tax expense	3,483	5,232	3,166	3,729
Income tax expense	948	1,099	665	783

Net income	$2,535	$4,133	$2,501	$2,946

B-10
2

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
The Texas Business Organizations Code (“TBOC”) permits a corporation to indemnify a director who was, is or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation and, in all other cases, that the person’s conduct was not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. The TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its shareholders for conduct in performance of such director’s duties. Our first amended and restated certificate of formation provides that our directors are not liable to the Company or our shareholders for monetary damages for an act or omission in their capacity as a director, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to the Company or our shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.
Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the shareholders.
Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.
Section 8.105 of the TBOC provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the shareholders; (iv) contract; or (v) common law. As consistent with Section 8.105, a corporation may indemnify and advance expenses to persons who are not directors to the same extent that a corporation may indemnify and advance expenses to directors.
Further, our first amended and restated certificate of formation and first amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers. We may also purchase insurance on behalf of an existing or former officer, employee, director or agent against any liability asserted against and incurred by that person in such capacity, or arising out of that person’s status in such capacity. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.
We will enter into, prior to the completion of this offering, indemnification agreements with each of our directors and certain of our officers. The indemnification agreements will provide, among other things, for indemnification to the fullest extent permitted by law and our first amended and restated certificate of formation and first amended and restated bylaws against (i) any and all direct and indirect liabilities and reasonable expenses, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and reasonable counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our first amended and restated certificate of formation and first amended and restated bylaws.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).
Item 21. Exhibits and Financial Statement Schedules.
(a) Exhibits:

Number	Description

3.1	First Amended and Restated Certificate of Formation of Third Coast Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form S-1 filed with the SEC on October 15, 2021).

3.2	Amended and Restated Bylaws of Third Coast Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1, filed with the SEC on October 15, 2021).

4.1	Indenture, dated as of March 31, 2022, by and between Third Coast Bancshares, Inc. and UMB Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2022).

4.2	Form of 5.500% Fixed-to-Floating Rate Subordinated Note due 2032 of Third Coast Bancshares, Inc. (included in Exhibit 4.1).

4.3	Form of Registration Rights Agreement, dated as of March 31, 2022, by and among Third Coast Bancshares, Inc. and the several purchasers thereto (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2022).

5.1*	Opinion of Norton Rose Fulbright US LLP

23.1*	Consent of Whitley Penn, LLP., independent registered public accounting firm to Third Coast Bancshares, Inc.

23.2*	Consent of Norton Rose Fulbright LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this Registration Statement on Form S-4).

Number	Description

25.1*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of UMB Bank, N.A., with respect to the Indenture, dated as of March 31, 2022, between Third Coast Bancshares, Inc. and UMB Bank, N.A., as trustee, regarding 5.500% Fixed-to-Floating Rate Subordinated Notes due 2032.

99.1*	Form of Letter of Transmittal relating to the 5.500% Fixed-to-Floating Rate Subordinated Notes due 2032.

107*	Filing Fee Table

*	Filed herewith.
(b) Financial Statement Schedules:
Schedules are omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.
Item 22: Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Humble, State of Texas, on May 26, 2022.

THIRD COAST BANCSHARES, INC.

By:	/s/ Bart O. Caraway
Bart O. Caraway Chairman, President and Chief Executive Officer
SIGNATURES AND POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS
, that each individual whose signature appears below constitutes and appoints Bart O. Caraway and R. John McWhorter, and each of them, either of whom may act without the joinder of the other, as his or her true and lawful attorney-in-fact
and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this Registration Statement on Form
S-4,
and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact
and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact
and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

/s/ Bart O. Caraway Bart O. Caraway	Chairman, President and Chief Executive Officer (Principal Executive Officer)	May 26, 2022

/s/ R. John McWhorter R. John McWhorter	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	May 26, 2022

/s/ Carolyn Bailey Carolyn Bailey	Director	May 26, 2022

/s/ Martin Basaldua Martin Basaldua	Director	May 26, 2022

/s/ Dennis Bonnen Dennis Bonnen	Director	May 26, 2022

/s/ W. Donald Brunson W. Donald Brunson	Director	May 26, 2022

Signature	Title	Date

/s/ Norma J. Galloway Norma J. Galloway	Director	May 26, 2022

/s/ Troy A. Glander Troy A. Glander	Director	May 26, 2022

/s/ Shelton J. McDonald Shelton J. McDonald	Director	May 26, 2022

/s/ Joseph L. Stunja Joseph L. Stunja	Director	May 26, 2022

/s/ Reagan Swinbank Reagan Swinbank	Director	May 26, 2022